As filed with the Securities and Exchange Commission on October 13, 2009

Securities Act File No. 333-150403

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

(Check appropriate box or boxes)

Pre-Effective Amendment No.

Post-Effective Amendment No. 1

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

(Exact name of Registrant as specified in charter)

400 Hamilton Avenue, Suite 310

Palo Alto, CA 94301

(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (650) 289-3060

Manuel A. Henriquez

Chief Executive Officer

Hercules Technology Growth Capital, Inc.

400 Hamilton Avenue, Suite 310

Palo Alto, CA 94301

(Name and address of agent for service)

COPIES TO:

Cynthia M. Krus

Steven B. Boehm

Sutherland Asbill & Brennan LLP

1275 Pennsylvania Avenue, N.W.

Washington, DC 20004

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:

As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

It is proposed that this filing will become effective (check appropriate box):  ☒  when declared effective pursuant to section 8(c).

If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment registration statement.

☐	This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is .

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

                        , 2009

13,000,000 Shares Common Stock

This prospectus relates to the offer, from time to time, of 13,000,000 shares of our common stock, par value $0.001 per share by us.

The shares of common stock may be offered at prices and terms to be described in one or more supplements to this prospectus. We may offer shares of common stock at a discount to net asset value per share in certain circumstances. On June 3, 2009, our common stockholders voted to allow us to issue common stock at a price below net asset value per share for a period of one year ending June 3, 2010. Sales of common stock at prices below net asset value per share dilute the interests of existing stockholders, have the effect of reducing our net asset value per share and may reduce our market price per share.

We are a specialty finance company that provides debt and equity growth capital to technology-related and life sciences companies at all stages of development from seed and emerging growth to expansion and established stages of development, including select publicly listed companies and lower middle market companies. We primarily finance privately-held companies backed by leading venture capital and private equity firms and also may finance certain publicly-traded companies that lack access to public capital or are sensitive to equity ownership dilution as well as lower middle market companies. We source our investments through our principal office located in Silicon Valley, as well as additional offices in the Boston, Boulder and Chicago areas. Our goal is to be the leading structured mezzanine capital provider of choice for venture capital and private equity backed technology-related and life sciences companies requiring sophisticated and customized financing solutions. We invest primarily in structured mezzanine debt and, to a lesser extent, in senior debt and equity.

Our investment objective is to maximize our portfolio’s total return by generating current income from our debt investments and capital appreciation from our equity-related investments. We are an internally-managed, non-diversified closed-end investment company that has elected to be treated as a business development company under the Investment Company Act of 1940.

Our common stock is traded on the Nasdaq Global Select Market under the symbol “HTGC.” On September 24, 2009, the last reported sale price of a share of our common stock on the Nasdaq Global Select Market was $9.88. The net asset value per share of our common stock at June 30, 2009 (the last date prior to the date of this prospectus on which we determined net asset value) was $10.27.

An investment in our common stock may be speculative and involves risks including a heightened risk of total loss of investment. In addition, the companies in which we invest are subject to special risks. See “Risk Factors” beginning on page 13 to read about risks that you should consider before investing in our common stock, including the risk of leverage.

Please read this prospectus before investing and keep it for future reference. It contains important information about us that a prospective investor ought to know before investing in our common stock. We file annual, quarterly and current reports, proxy statements and other information about us with the Securities and Exchange Commission. The information is available free of charge by contacting us at 400 Hamilton Avenue, Suite 310, Palo Alto, California 94301 or by telephone calling collect at (650) 289-3060 or on our website at www.herculestech.com. The SEC also maintains a website at www.sec.gov that contains such information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to consummate sales of shares of common stock unless accompanied by a prospectus supplement.

The date of this prospectus is                     , 2009

You should rely only on the information contained in this prospectus. We have not authorized any dealer, salesperson or other person to provide you with different information or to make representations as to matters not stated in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell, or a solicitation of an offer to buy, any shares of common stock by any person in any jurisdiction where it is unlawful for that person to make such an offer or solicitation or to any person in any jurisdiction to whom it is unlawful to make such an offer or solicitation. The information in this prospectus is accurate only as of its date, and under no circumstances should the delivery of this prospectus or the sale of any common stock imply that the information in this prospectus is accurate as of any later date or that the affairs of Hercules Technology Growth Capital, Inc. have not changed since the date hereof. This prospectus will be updated to reflect material changes.

Hercules Technology Growth Capital, Inc., our logo and other trademarks of Hercules Technology Growth Capital, Inc. mentioned in this prospectus are the property of Hercules Technology Growth Capital, Inc. All other trademarks or trade names referred to in this prospectus are the property of their respective owners.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission using the “shelf” registration process. Under the shelf registration process, which constitutes a delayed offering in reliance on Rule 415 under the Securities Act of 1933, as amended, we may offer, from time to time, up to 13,000,000 shares of our common stock on the terms to be determined at the time of the offering. Shares of our common stock may be offered at prices and on terms described in one or more supplements to this prospectus. This prospectus provides you with a general description of the shares of our common stock that we may offer. Each time we use this prospectus to offer shares of our common stock, we will provide a prospectus supplement that will contain specific information about the terms of that offering. A prospectus supplement may also add, update or change information contained in this prospectus. Please carefully read this prospectus and any such supplements together with the additional information described under “Where You Can Find Additional Information” in the “Prospectus Summary” and “Risk Factors” sections before you make an investment decision.

A prospectus supplement may also add to, update or change information contained in this prospectus.

SUMMARY

This summary highlights some of the information in this prospectus and may not contain all of the information that is important to you. For a more complete understanding of this offering, we encourage you to read this entire prospectus and the documents that are referenced in this prospectus, together with any accompanying supplements. In this prospectus, unless the context otherwise requires, the “Company,” “Hercules Technology Growth Capital,” “we,” “us” and “our” refer to Hercules Technology Growth Capital, Inc. and our wholly-owned subsidiaries.

Our Company

We are a specialty finance company that provides debt and equity growth capital to technology-related and life sciences companies at all stages of development from seed and emerging growth to expansion and established stages of development, including select publicly listed companies and lower middle market companies. Our investment objective is to maximize our portfolio’s total return by generating current income from our debt investments and capital appreciation from our equity-related investments. We are an internally-managed, non-diversified closed-end investment company that has elected to be treated as a business development company under the Investment Company Act of 1940.

As of June 30, 2009 our total assets were approximately $501.9 million, of which, our investments comprised $452.4 million at fair value and $490.1 million at cost. Our investments at fair value were comprised of our debt investments, warrant portfolio and equity investments valued at approximately $411.7 million, $15.3 million and $25.4 million, respectively, or 82.0%, 3.0% and 5.1% of total assets, respectively. Our total investments at value in foreign companies were approximately $44.5 million or 8.9% of total assets at June 30, 2009. During the year ended December 31, 2008, we made debt commitments to 40 portfolio companies totaling $405.7 million and funded $346.0 million to 56 companies. For the six months ended June 30, 2009 we made debt commitments to 16 portfolio companies totaling $134.8 million and funded approximately $68.6 million to 17 portfolio companies. At June 30, 2009, we had unfunded contractual commitments of $25.0 million to 11 portfolio companies. Since inception through June 30, 2009, we have made debt and equity in excess of $1.5 billion to our portfolio companies.

We primarily finance privately-held companies backed by leading venture capital and private equity firms and also may invest in select publicly-traded companies that lack access to public capital or are sensitive to equity ownership dilution, as well as lower middle market companies. As of June 30, 2009, over 493 different venture capital firms sponsor our portfolio companies. Our principal executive office is located in Silicon Valley, and we have additional offices in the Boston, Boulder and Chicago areas. Our goal is to be the leading structured debt financing provider of choice for venture capital and private equity backed technology-related and life sciences companies requiring sophisticated and customized financing solutions. Our strategy is to evaluate and invest in a broad range of ventures active in the technology and life science industries and to offer a full suite of capital products at all levels of the capital structure. We invest primarily in structured mezzanine debt and, to a lesser extent, in senior debt and equity investments. We use the term “structured mezzanine debt investment” to refer to any debt investment, such as a senior or subordinated secured loan, that is coupled with an equity component, including warrants, options or rights to purchase common or preferred stock. Our structured mezzanine debt investments will typically be secured by some or all of the assets of the portfolio company.

We focus our investments in companies active in technology industry sub-sectors characterized by products or services that require advanced technologies, including computer software and hardware, networking systems, semiconductors, semiconductor capital equipment, information technology infrastructure or services, Internet consumer and business services, telecommunications, telecommunications equipment, media and life sciences. Within the life sciences sub-sector, we focus on medical devices, bio-pharmaceutical, drug discovery, drug delivery, health care services and information systems companies. We refer to all of these companies as “technology-related” companies and intend, under normal circumstances, to invest at least 80% of the value of our assets in such businesses.

Our primary business objectives are to increase our net income, net operating income and net asset value by investing in structured debt and equity of venture capital and private equity backed technology-related companies with attractive current yields and the potential for equity appreciation and realized gains. Our structured debt investments typically include warrants or other equity interests, giving us the potential to realize equity-like returns on a portion of our investments. In some cases, we receive the right to make additional equity investments in our portfolio companies in connection with future equity financing rounds. Capital that we provide directly to venture capital and private equity backed technology-related companies is generally used for growth, and in select cases for acquisitions or recapitalizations.

Our portfolio is comprised of, and we anticipate that our portfolio will continue to be comprised of, investments in technology-related companies at various stages of their development. Consistent with regulatory requirements, we invest primarily in United States based companies and to a lesser extent in foreign companies. See “Regulation—Qualifying Assets.” To date, our emphasis has been primarily on private companies following or in connection with their first institutional round of equity financing, which we refer to as emerging-growth companies, private companies in later rounds of financing, which we refer to as expansion-stage companies, and private companies in one of their final rounds of equity financing prior to a liquidity event or select publicly-traded companies that lack access to public capital or are sensitive to equity ownership dilution, which we refer to as established-stage companies as well as lower middle market companies.

Early in 2008, we announced our “slow and steady” investment strategy and the shift in our investment focus to established-stage, or lower middle market companies. These changes were made to manage our credit performance, maintain adequate liquidity and manage our operating expenses in this extremely challenging and unprecedented credit environment. Due to the continuing economic slowdown and reduced venture capital investment activity, we determined that it would be prudent to substantially curtail new investment activity during the first half of 2009 to have working capital available to support our existing portfolio companies. However, during the current quarter we have seen an increase in investment opportunities due to an uptick in investment and merger activity and believe this is an opportune time to invest in technology-related companies.

As of September 23, 2009, our investment professionals, including Manuel A. Henriquez, our co-founder, Chairman, President and Chief Executive Officer, is currently comprised of 22 professionals who have, on average, more than 15 years of experience in venture capital, structured finance, commercial lending or acquisition finance with the types of technology-related companies that we are targeting. We believe that we can leverage the experience and relationships of our management team to successfully identify attractive investment opportunities, underwrite prospective portfolio companies and structure customized financing solutions.

Our Market Opportunity

We believe that technology-related companies compete in one of the largest and most rapidly growing sectors of the U.S. economy and that continued growth is supported by ongoing innovation and performance improvements in technology products as well as the adoption of technology across virtually all industries in response to competitive pressures. We believe that an attractive market opportunity exists for a specialty finance company focused primarily on investments in structured debt with warrants in technology-related companies for the following reasons:

•	Technology-related companies have generally been underserved by traditional lending sources;

•	Unfulfilled demand exists for structured debt financing to technology-related companies as the number of lenders has declined due to the recent financial market turmoil;

•	Structured debt with warrants products are less dilutive and complement equity financing from venture capital and private equity funds; and

•

Valuations currently assigned to technology-related companies in private financing rounds have decreased during 2008 and 2009 as a result of the turmoil in the general market and should provide a good opportunity for attractive capital returns.

Technology-Related Companies are Underserved by Traditional Lenders. We believe many viable technology-related companies backed by financial sponsors have been unable to obtain sufficient growth financing from traditional lenders, including financial services companies such as commercial banks and finance companies, particularly due to the recent credit market dislocation and because traditional lenders have continued to consolidate and have adopted a more risk-averse approach to lending. More importantly, we believe traditional lenders are typically unable to underwrite the risk associated with financial sponsor-backed emerging-growth or expansion-stage companies effectively.

The unique cash flow characteristics of many technology-related companies include significant research and development expenditures and high projected revenue growth thus often making such companies difficult to evaluate from a credit perspective. In addition, the balance sheets of emerging-growth and expansion-stage companies often include a disproportionately large amount of intellectual property assets, which can be difficult to value. Finally, the speed of innovation in technology and rapid shifts in consumer demand and market share add to the difficulty in evaluating technology-related companies. Due to the difficulties described above, we believe traditional lenders are generally refraining from entering the structured mezzanine marketplace for emerging-growth and expansion-stage companies, instead preferring the risk-reward profile of asset based lending. Traditional lenders generally do not have flexible product offerings that meet the needs of technology-related companies. The financing products offered by traditional lenders typically impose on borrowers many restrictive covenants and conditions, including limiting cash outflows and requiring a significant depository relationship to facilitate rapid liquidation.

Unfulfilled Demand for Structured Debt Financing to Technology-Related Companies. Private debt capital in the form of structured debt financing from specialty finance companies continues to be an important source of funding for technology-related companies. We believe that the level of demand for structured debt financing to emerging-growth and expansion-stage companies is a function of the level of annual venture equity investment activity. During the first six months of 2009, venture capital-backed companies received, in approximately 1,078 transactions, equity financing in an aggregate amount of approximately $9.3 billion, representing an 43% decrease from the same period of the preceding year, as reported by Dow Jones VentureSource. In addition, overall, the median round size during the first six months of 2009 was $5.0 million, down from $7.3 million in 2008. These decreases were primarily a result of overall economic decline. Overall, seed- and first-round deals made up 20% of the deal flow in 2008, and later-stage deals made up roughly 52% of all capital invested.

Given the increasingly challenging times and the high volatility we witnessed during the first half of 2009, we anticipate that the current macro-economic conditions will likely continue to adversely affect venture capital fundraising activities. We expect a slower rate of new venture capital investments or deployments, which may, accordingly, cause the venture debt market to contract. Even with this anticipated contraction, we estimate venture capital investments for 2009 will approximate $17.0 billion to $20.0 billion. Our addressable market represents 20% to 40% of the annual venture capital deployments, or approximately $3.4 billion to $8.0 billion in 2009.

We believe that demand for structured debt financing is currently under served, in part because of the credit market collapse in 2008 and the resulting exit of debt capital providers to technology-related companies during 2008 and during the first six months of 2009. In addition, lending requirements of traditional lenders have recently become more stringent due to the significant write-offs in the financial services sector relating to subprime mortgages, the re-pricing of credit risk in the broadly syndicated market, and the current financial turmoil affecting the banking system and financial market. At the same time, the venture capital market for the technology-related companies in which we invest has continued to be active. Therefore, to the extent we have capital available, we believe this is an opportune time to be active in the structured lending market for technology-related companies.

Structured Debt with Warrants Products Complement Equity Financing From Venture Capital and Private Equity Funds. We believe that technology-related companies and their financial sponsors will continue to view structured debt securities as an attractive source of capital because it augments the capital provided by venture capital and private equity funds. We believe that our structured debt with warrants product provides access to growth capital that otherwise may only be available through incremental investments by existing equity investors. As such, we provide portfolio companies and their financial sponsors with an opportunity to diversify their capital sources. Generally, we believe emerging-growth and expansion-stage companies target a portion of their capital to be debt in an attempt to achieve a higher valuation through internal growth. In addition, because financial sponsor-backed companies have reached a more mature stage prior to reaching a liquidity event, we believe our investments provide the debt capital needed to grow or recapitalize companies during the extended period prior to liquidity events.

Higher Valuations for Private Technology-Related Companies. During the downturn in technology industries that began in 2000, the markets saw sharp and broad declines in valuations of venture capital and private equity-backed technology-related companies. According to Dow Jones VentureSource, the median pre-money valuation for venture capital-backed companies in 2000 was $25.0 million declining to a low of $10.0 million in 2003. As of December 31, 2008, the median pre-money valuation for venture capital-backed companies was $23.1 million compared to $20.5 million for the first half of 2009. We believe the valuations currently assigned to venture capital and private equity-backed technology-related companies in private financing rounds are reasonably valued and should allow us to continue to build a portfolio of equity-related securities at attractive valuation levels.

Our Business Strategy

Our strategy to achieve our investment objective includes the following key elements:

Leverage the Experience and Industry Relationships of Our Management Team and Investment Professionals. We have assembled a team of experienced investment professionals with extensive experience as venture capitalists, commercial lenders, and originators of structured debt and equity investments in technology-related companies. Our investment professionals have, on average, more than 15 years of experience as equity investors in, and/or lenders to, technology-related companies. In addition, our team members have originated structured debt with warrants investments in over 200 technology-related companies, representing over $2.5 billion in investments, and have developed a network of industry contacts with investors and other participants within the venture capital and private equity communities. In addition, members of our management team also have operational, research and development and finance experience with technology-related companies. We have established contacts with leading venture capital and private equity fund sponsors, public and private companies, research institutions and other industry participants, which should enable us to identify and attract well-positioned prospective portfolio companies.

We concentrate our investing activities generally in industries in which our investment professionals have investment experience. We believe that our focus on financing technology-related companies will enable us to leverage our expertise in structuring prospective investments, to assess the value of both tangible and intangible assets, to evaluate the business prospects and operating characteristics of technology-related companies and to identify and originate potentially attractive investments with these types of companies.

Mitigate Risk of Principal Loss and Build a Portfolio of Equity-Related Securities. We expect that our investments have the potential to produce attractive risk adjusted returns through current income, in the form of interest and fee income, as well as capital appreciation from equity-related securities. We believe that we can mitigate the risk of loss on our debt investments through the combination of loan principal amortization, cash interest payments, relatively short maturities, security interests in the assets of our portfolio companies, and on select investment covenants requiring prospective portfolio companies to have certain amounts of available cash at the time of our investment and the continued support from a venture capital or private equity firm at the time we make our investment.

Historically our structured debt investments to technology-related companies, typically include warrants or other equity interests, giving us the potential to realize equity-like returns on a portion of our investment. In addition, in some cases, we receive the right to make additional equity investments in our portfolio companies in connection with future equity financing rounds. We believe these equity interests will create the potential for meaningful long-term capital gains in connection with the future liquidity events of these technology-related companies.

Provide Customized Financing Complementary to Financial Sponsors’ Capital. We offer a broad range of investment structures and possess expertise and experience to effectively structure and price investments in technology-related companies. Unlike many of our competitors that only invest in companies that fit a specific set of investment parameters, we have the flexibility to structure our investments to suit the particular needs of our portfolio companies. We offer customized financing solutions ranging from senior debt to equity capital, with a focus on structured debt with warrants.

We use our relationships in the financial sponsor community to originate investment opportunities. Because venture capital and private equity funds typically invest solely in the equity securities of their portfolio companies, we believe that our debt investments will be viewed as an attractive and complimentary source of capital, both by the portfolio company and by the portfolio company’s financial sponsor. In addition, we believe that many venture capital and private equity fund sponsors encourage their portfolio companies to use debt financing for a portion of their capital needs as a means of potentially enhancing equity returns, minimizing equity dilution and increasing valuations prior to a subsequent equity financing round or a liquidity event.

Invest at Various Stages of Development. We provide growth capital to technology-related companies at all stages of development, from emerging-growth companies, to expansion-stage companies and established-stage companies. We believe that this provides us with a broader range of potential investment opportunities than those available to many of our competitors, who generally focus their investments on a particular stage in a company’s development. Because of the flexible structure of our investments and the extensive experience of our investment professionals, we believe we are well positioned to take advantage of these investment opportunities at all stages of prospective portfolio companies’ development.

Benefit from Our Efficient Organizational Structure. We believe that the perpetual nature of our corporate structure enables us to be a long-term partner for our portfolio companies in contrast to traditional mezzanine and investment funds, which typically have a limited life. In addition, because of our access to the equity markets, we believe that we may benefit from a lower cost of capital than that available to private investment funds. We are not subject to requirements to return invested capital to investors nor do we have a finite investment horizon. Capital providers that are subject to such limitations are often required to seek a liquidity event more quickly than they otherwise might, which can result in a lower overall return on an investment.

Deal Sourcing Through Our Proprietary Database. We have developed a proprietary and comprehensive structured query language-based (SQL) database system to track various aspects of our investment process including sourcing, originations, transaction monitoring and post-investment performance. As of June 30, 2009, our proprietary SQL-based database system included over 18,500 technology-related companies and over 4,600 venture capital, private equity sponsors/investors, as well as various other industry contacts. This proprietary SQL system allows us to maintain, cultivate and grow our industry relationships while providing us with comprehensive details on companies in the technology-related industries and their financial sponsors.

Dividend Reinvestment Plan

We have adopted an opt-out dividend reinvestment plan through which distributions are paid to stockholders in the form of additional shares of our common stock, unless a stockholder elects to receive cash. See “Dividend Reinvestment Plan.” Those stockholders whose shares are held by a broker or other financial intermediary may receive distributions in cash by notifying their broker or other financial intermediary of their election.

Taxation

From incorporation through December 31, 2005, we were taxed as a corporation under Subchapter C of the Internal Revenue Code of 1986, as amended, which we refer to in this prospectus as the Code. We elected to be treated for federal income tax purposes as a regulated investment company (a “RIC”) under Subchapter M of the Code with the filing of our federal corporate income tax return for 2006, which election was effective as of January 1, 2006. As a RIC, we generally will not pay corporate-level federal income taxes on any ordinary income or capital gains that we distribute to our stockholders as dividends. See “Certain United States Federal Income Tax Considerations.” To obtain and maintain the federal income tax benefits of RIC status, we must meet specified source-of-income and asset diversification requirements and distribute annually an amount equal to at least 90% of the sum of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, out of assets legally available for distribution. See “Distributions.” There is no assurance that we will meet these tests and be eligible to make a RIC election. If we do not qualify or do not make a RIC election, we would be taxed as a C corporation.

Use of Proceeds

We intend to use the net proceeds from selling shares of common stock for general corporate purposes, which includes investing in debt and equity securities, repayment of indebtedness and other general corporate purposes. The supplement to this prospectus relating to an offering will more fully identify the use of proceeds from such offering.

Leverage

We borrow funds to make additional investments, and we have granted, and may in the future grant, a security interest in our assets to a lender in connection with any such borrowings, including any borrowings by any of our subsidiaries. We use this practice, which is known as “leverage,” to attempt to increase returns to our common stockholders. However, leverage involves significant risks. See “Risk Factors.” With certain limited exceptions, we are only allowed to borrow amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after such borrowing. Our asset coverage as of June 30, 2009 was approximately significantly above the required asset coverage ratio, excluding SBA leverage. The amount of leverage that we employ will depend on our assessment of market and other factors at the time of any proposed borrowing.

We, through a special purpose wholly-owned subsidiary, Hercules Funding II, LLC, entered into a two-year revolving senior secured credit facility with an optional one-year extension with total commitments of $50 million, with Wells Fargo Foothill as a lender and as an arranger and administrative agent (the “Wells Facility”). The Wells Facility has the capacity to increase to $300 million if additional lenders are added to the syndicate. The Wells Facility expires on August 25, 2010, unless the option to extend the facility is exercised by the parties to the agreement.

Borrowings under the Wells Facility will generally bear interest at a rate per annum equal to Libor plus 3.25% or PRIME plus 2.0%, but not less than 5.0%. The Wells Facility requires the payment of a non-use fee of 0.5% annually, which reduces to 0.3% on the one year anniversary of the credit facility. The Wells Facility is collateralized by debt investments in our portfolio companies, and includes an advance rate equal to 50% of eligible loans placed in the collateral pool. The Wells Facility generally requires payment of interest on a monthly basis. All outstanding principal is due upon maturity, which includes the extension if exercised. We paid a one time $750,000 structuring fee in connection with the Wells Facility which is being amortized over a two year period. The outstanding debt under the Wells Facility at June 30, 2009 was approximately $0.4 million. The Wells Facility requires various financial and operating covenants. These covenants require us to maintain certain financial ratios. The Wells Facility was amended, effective April 30, 2009, to decrease the minimum tangible net worth covenant from $360 million to $250 million, contingent upon our total commitments under all lines of credit not exceeding $250 million. To the extent our total commitments exceed $250 million, the minimum tangible net worth covenant will increase on a pro rata basis commensurate with our net worth on a dollar for dollar basis. In addition, the tangible net worth covenant will increase by 90 cents on the dollar for every dollar of equity capital subsequently raised by the Company. As of June 30, 2009 combined commitments from the Wells Fargo syndicate and the SBA totaled $187.1 million. The Wells Facility provides for customary events of default, including, but not limited to, payment defaults, breach of representations or covenants, bankruptcy events and change of control. We were in compliance with all covenants at June 30, 2009.

Hercules Technology II, L.P. (“HT II”), our wholly-owned subsidiary, is licensed by the U.S. Small Business Administration (“SBA”) as a Small Business Investment Company (“SBIC”) under the Small Business Investment Act of 1958. At June 30, 2009, we had a commitment from the SBA permitting us to draw up to $137.1 million from the SBA. The maximum borrowing available from the SBA could be increased to $150.0 million if we increased our regulatory capital investment by $6.5 million, subject to SBA approval. At June 30, 2009, we had a net investment of $68.55 million in HT II, and there are investments in 44 companies with a fair value of approximately $170.1 million. HT II’s portfolio accounted for approximately 37.4% of our total portfolio at fair market value at June 30, 2009.

In February 2009, the American Recovery and Reinvestment Act of 2009 included a provision increasing the current maximum SBA borrowing limit to $150.0 million, an increase of approximately $13.0 million from the previous $137.1 million limit as of December 31, 2008, subject to periodic adjustments by the SBA. The limit may be increased to $225.0 million with the approval of a second SBIC lender license and the additional investment of $37.5 million of regulatory capital. We intend to submit an application to increase HT II’s borrowing limit to $150.0 million and for a second license, although there is no assurance that such application will be approved. In addition, there is no assurance that we will be able to draw up to the maximum limit available under the SBIC program.

Distributions

As a RIC, we are required to distribute annually to our stockholders at least 90% of the sum of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. We are not subject to corporate level income taxation on income we timely distribute to our stockholders as dividends. See “Certain Material United States Federal Income Tax Considerations.” We pay regular quarterly dividends based upon an estimate of annual taxable income available for distribution to shareholders and the amount of taxable income carried over from the prior year for distribution in the current year.

Principal Risk Factors

Investing in our common stock may be speculative and involves certain risks relating to our structure and our investment objective that you should consider before deciding whether to invest. In addition, we expect that our portfolio will continue to consist primarily of securities issued by privately-held technology-related companies, which generally require additional capital to become profitable. These investments may involve a high degree of business and financial risk, and they are generally illiquid. Our portfolio companies typically will require additional outside capital beyond our investment in order to succeed or to fully repay the amounts owed to us. A large number of entities compete for the same kind of investment opportunities as we seek.

We borrow funds to make our investments in portfolio companies. As a result, we are exposed to the risks of leverage, which may be considered a speculative investment technique. Borrowings magnify the potential for gain and loss on amounts invested and, therefore increase the risks associated with investing in our common stock. Also, we are subject to certain risks associated with valuing our portfolio, changing interest rates, accessing additional capital, fluctuating quarterly results, and operating in a regulated environment. See “Risk Factors” for a discussion of factors you should carefully consider before deciding whether to invest in our common stock.

Certain Anti-Takeover Provisions

Our charter and bylaws, as well as certain statutes and regulations, contain provisions that may have the effect of discouraging a third party from making an acquisition proposal for our company. This could delay or prevent a transaction that could give our stockholders the opportunity to realize a premium over the price for their securities.

General Information

Our principal executive offices are located at 400 Hamilton Avenue, Suite 310, Palo Alto, California 94301, and our telephone number is (650) 289-3060. We also have offices in the Boston, Massachusetts; Boulder, Colorado; and Chicago, Illinois areas. We maintain a website on the Internet at www.herculestech.com. Information contained in our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.

We file annual, quarterly and current periodic reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, which we refer to as the Exchange Act. This information is available at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information about the operation of the SEC’s public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website, at www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers, including us, who file documents electronically with the SEC.

FEES AND EXPENSES

The following table is intended to assist you in understanding the various costs and expenses that an investor in our common stock will bear directly or indirectly. However, we caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “you” or “us” or that “we” will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in Hercules Technology Growth Capital.

Stockholder Transaction Expenses (as a percentage of the public offering price):
Sales load (as a percentage of offering price)(1)	—%
Offering expenses	—%
Dividend reinvestment plan fees	—%

Total stockholder transaction expenses (as a percentage of the public offering price)	—%

Annual Expenses (as a percentage of net assets attributable to common stock):(2)
Operating expenses	5.3	%(3)(4)
Interest payments on borrowed funds	2.5	%(5)
Fees paid in connection with borrowed funds	0.5	%(6)
Acquired fund fees and expenses(7)	0.0%

Total annual expenses	8.3	%(8)

Example

The following example demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in our common stock. These amounts are based upon our payment of annual operating expenses at the levels set forth in the table above and assume no additional leverage.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	128	276	414	723

The example and the expenses in the tables above should not be considered a representation of our future expenses, and actual expenses may be greater or lesser than those shown. Moreover, while the example assumes, as required by the applicable rules of the SEC, a 5% annual return, our performance will vary and may result in a return greater or lesser than 5%. In addition, while the example assumes reinvestment of all dividends and distributions at net asset value, participants in our dividend reinvestment plan may receive shares valued at the market price in effect at that time. This price may be at, above or below net asset value. See “Dividend Reinvestment Plan” for additional information regarding our dividend reinvestment plan.

(1)	In the event that the shares of common stock to which this prospectus relates are sold to or through underwriters, a corresponding prospectus supplement will disclose the applicable sales load. We will not pay any underwriting discount or commission, and we will not receive any of the proceeds from shares sold by the selling stockholders.
(2)	“Average net assets attributable to common stock” equals estimated weighted average net assets for 2009 which is approximately $372.0 million.
(3)	“Operating expenses” represent our estimated expenses for the year ending December 31, 2009 including income tax expense (benefit) including excise tax, excluding interests and fees on indebtedness. This percentage for the year ended December 31, 2008 was 5.1%. See “Management’s Discussion and Analysis and Results of Operations,” “Management,” and “Compensation of Executive Officers and Directors.”
(4)	We do not have an investment adviser and are internally managed by our executive officers under the supervision of our Board of Directors. As a result, we do not pay investment advisory fees, but instead we pay the operating costs associated with employing investment management professionals.

(5)	“Interest payments on borrowed funds” represents estimated annualized interest payments on borrowed funds for 2009. Citigroup has an equity participation right through a warrant participation agreement on the pool of loans and warrants and shares underlying the warrants collateralized under the Citigroup facility. As a fee and incentive to Citigroup for the extension of the Credit Facility, Hercules entered into a Warrant Participant Agreement with Citigroup in August 2005. Pursuant to the Warrant Participation Agreement, we granted to Citigroup a 10% participation in all warrants held as collateral. However, no additional warrants are included in collateral subsequent to the Credit Facility amendment on May 2, 2007. As a result, Citigroup is entitled to 10% of the realized gains on the warrants until the realized gains paid to Citigroup pursuant to the agreement equals $3,750,000 (the “Maximum Participation Limit”). The obligations under the warrant participation agreement continue even after the Citigroup facility was terminated until the Maximum Participation Limit has been reached. During the quarter ended June 30, 2009, we recorded an increase of the derivative liability related to this obligation and increased its unrealized appreciation by approximately $70,000 for Citigroup’s participation in unrealized gains in the warrant portfolio. The value of their participation right on unrealized appreciation in the related equity investments was approximately $548,000 at June 30, 2009 and is included in accrued liabilities. There can be no assurances that the unrealized appreciation of the warrants will not be higher or lower in future periods due to fluctuations in the value of the warrants, thereby increasing or reducing the effect on the cost of borrowing. Since inception of the agreement, we have paid Citigroup approximately $920,000 under the warrant participation agreement thereby reducing our realized gains by this amount. In 2008, since the unrealized gain declined and no realized gain events occurred, there was no incremental cost associated with the warrant participation. For the first six month ended June 30, 2009, based on our average borrowings, the amount of reduction we recorded for our realized and unrealized gains for the related periods, the additional cost of our borrowings as a result of the warrant participation agreement could be 0.16%, respectively. There can be no assurances that the unrealized appreciation of the warrants will not be higher or lower in future periods due to fluctuations in the value of the warrants, thereby increasing or reducing the effect on the cost of borrowing.
(6)	“Fees paid in connection with borrowed funds” represents estimated fees paid in connection with borrowed funds for 2009.
(7)	For the year ended December 31, 2008, we did not have any investments in shares of Acquired Funds that are not consolidated and, as a result, we did not directly or indirectly incur any fees from Acquired Funds.
(8)	“Total annual expenses” is the sum of “operating expenses,” “interest payments on borrowed funds” and “fees paid in connection with borrowed funds.”

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Senior Securities” on page 101, and the consolidated financial statements and related notes included elsewhere herein. The selected balance sheet data as of the end of fiscal 2008, 2007, 2006, 2005 and the period from February 2, 2004 (commencement of operations) to December 31, 2004 presented below, and the selected income statement data for fiscal 2008, 2007, 2006, 2005 and the period from February 2, 2004 (commencement of operations) to December 31, 2004 have been derived from our audited financial statements included elsewhere herein, which have been audited by Ernst & Young LLP, an independent registered public accounting firm. The selected balance sheet data as of June 30, 2009 presented below and the selected income statement data for the six month period then ended have been derived from our unaudited financial statements included elsewhere herein. In the opinion of management, the quarterly financial information derived from unaudited financial information, reflects all adjustments (consisting only of normal recurring adjustments) which are necessary to present fairly the results for the interim period. The historical data are not necessarily indicative of results to be expected for any future period.

			For the year ended December 31,
	Six Months Ended June 30,						Period Ending February 2, 2004 (Commencement of Operations) to December 31, 2004
	2009	2008	2008	2007	2006	2005
Investment income:
Interest	$33,832	$30,320	$67,283	$48,757	$26,278	$9,791	$214
Fees	6,098	4,302	8,552	5,127	3,230	876	—

Total investment income	39,930	34,622	75,835	53,884	29,508	10,667	214

Operating expenses:
Interest	5,265	4,765	13,121	4,404	5,770	1,801	—
Loan fees	1,274	946	2,649	1,290	810	1,098	—
General and administrative	3,351	3,385	6,899	5,437	5,409	2,285	411
Employee Compensation:
Compensation and benefits	5,712	5,653	11,595	9,135	5,779	3,706	1,165
Stock-based compensation	948	901	1,590	1,127	617	252	680

Total employee compensation	6,660	6,554	13,185	10,262	6,396	3,958	1,845

Total operating expenses	16,550	15,650	35,854	21,393	18,385	9,142	2,256
Provision for income taxes	—	—	—	2	643	225	—
Net investment income	23,380	18,972	39,982	32,489	11,123	1,270	(2,041)
Net realized gain (loss) on investments	(5,332)	4,867	2,643	2,791	(1,604)	482	—
Provision for Excise Tax	—	—	(203)	(139)	—	—	—
Net decrease in unrealized appreciation on investments	(26,625)	(4,444)	(21,426)	7,268	2,508	353	—
Net realized and unrealized gain (loss)	(31,957)	423	(18,986)	9,920	904	835	—

Net increase (decrease) in net assets resulting from operations	$(8,577)	$19,395	$20,995	$42,409	$11,384	$2,105	$(2,041)
Cash and stock Dividends Declared per common share	$0.62	$0.64	$1.32	$1.20	$0.90	$0.33	$—

		As of December 31,
($ in thousands, except per share data)	As of June 30, 2009	2008	2007	2006	2005	Period Ending February 2, 2004 (commencement of Operations) to December 31, 2004
	(unaudited)
Balance sheet data:
Investments, at value	$452,390	$581,301	$529,972	$283,234	$176,673	$16,700
Cash and cash equivalents	37,366	17,242	7,856	16,404	15,362	8,678
Total assets	501,895	608,672	541,943	301,142	193,648	25,233
Total liabilities	137,661	226,214	141,206	45,729	79,296	155
Total net assets	364,233	382,458	400,737	255,413	114,352	25,078

Other Data:
Total debt investments, at value	$411,667	$540,054	$482,123	$266,724	$166,646	16,700
Total warrant investments, at value	15,328	17,883	21,646	8,441	5,160	—
Total equity investments, at value	25,395	23,364	26,203	8,069	4,867	—
Unfunded Commitments	25,494	82,000	130,602	55,500	30,200	5,000
Net asset value per share(1)	$10.27	$11.56	$12.31	$11.65	$11.67	$12.18

(1)	Based on common shares outstanding at period end.

The following tables set forth certain quarterly financial information for each of the ten quarters up to and ending June 30, 2009. This information was derived from our unaudited consolidated financial statements. Results for any quarter are not necessarily indicative of results for the full year or for any future quarter.

	For the Quarter End
(Amounts in thousands, except per share data)	June 30, 2009	March 31, 2009	December 31, 2008	September 30, 2008	June 30, 2008

Selected Quarterly Data (unaudited):
Total investment income	$19,480	$20,450	$21,963	$19,248	$19,022
Net investment income before provision for income taxes and investment gains and losses	11,821	11,558	11,015	9,992	9,972
Net income (loss)	(13,059)	4,482	(10,939)	12,538	8,358
Net income (loss) per common share (basic)	$(0.38)	$0.14	$(0.33)	$0.38	$0.25

	For the Quarter End
	March 31, 2008	December 31, 2007	September 30, 2007	June 30, 2007	March 31, 2007
Selected Quarterly Data (unaudited):
Total investment income	$15,600	$15,790	$15,141	$13,275	$9,679
Net investment income before provision for income taxes and investment gains and losses	9,000	9,981	10,044	7,240	5,225
Net income (loss)	11,037	20,632	7,178	8,270	6,331
Net income (loss) per common share (basic)	$0.34	$0.63	$0.22	$0.33	$0.28

RISK FACTORS

Investing in our common stock may be speculative and involves a high degree of risk. Before you invest in shares of our common stock, you should be aware of various risks, including those described below. You should carefully consider these risks, together with all of the other information included in this prospectus, before you decide whether to make an investment in our common stock. The risks set forth below are not the only risks we face. If any of the following risks occur, our business, financial condition and results of operations could be materially adversely affected. In such case, our net asset value and the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to our Business and Structure

We have a limited operating history as a business development company, which may affect our ability to manage our business and may impair your ability to assess our prospects.

We were incorporated in December 2003 and commenced investment operations in September 2004. We are subject to all of the business risks and uncertainties associated with any new business enterprise, including the risk that we will not achieve our investment objective and that the value of our common stock could decline substantially. We have a limited operating history as a business development company. As a result, we have limited operating results under these regulatory frameworks that can demonstrate to you either their effect on the business or our ability to manage the business within these frameworks. If we fail to maintain our status as a business development company or fail to qualify as a RIC, our operating flexibility and results of operations would be significantly affected.

We are currently in a period of capital markets disruption and recession and we do not expect these conditions to improve in the near future.

The United States has been in a recession since late 2007. The U.S. capital markets continues to experience extreme volatility and disruption as evidenced by a continuing lack of liquidity in the debt capital markets, significant write-offs in the financial services sector, the repricing of credit risk in the broadly syndicated credit market and the failure of major financial institutions. Despite the actions of the United States federal government, these events continue to contribute to worsening general economic conditions that are materially and adversely impacting the broader financial and credit markets and reducing the availability of credit and equity capital for the markets as a whole and financial services firms in particular. In addition, consumer confidence continues to deteriorate and unemployment figures continued to increase during the first half of 2009. Disruptions in the capital markets have increased the spread between the yields realized on risk-free and higher risk securities, resulting in illiquidity in the debt capital markets. We believe these conditions may continue for a prolonged period of time or worsen in the future. A prolonged period of market illiquidity may cause us to reduce the value of loans we originate and/or fund, which could have an adverse effect on our business, financial condition, and results of operations. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events could prevent us from increasing our investment originations and negatively impact our operating results.

Current market conditions have materially and adversely impacted debt and equity capital markets in the United States, which could result in a negative impact on our business and operations.

The debt and equity capital markets in the United States have been negatively impacted by significant write-offs in the financial services sector relating to subprime mortgages and the re-pricing of credit risk in the broadly syndicated market, among other things. These events, along with the deterioration of the housing market, the failure of major financial institutions and the resulting United States Federal government actions have led to worsening general economic conditions, which have materially and adversely impacted the broader financial and credit markets and have reduced the availability of debt and equity capital for the market as a whole and financial firms in particular. Commercial finance companies have previously utilized the securitization market to finance some investment activities and we had intended to use securitization financing. Due to the current dislocation of the securitization market, which we believe may continue for an extended period of time, access to this funding source has essentially been eliminated. We and other companies in the commercial finance sector may have to access alternative debt markets in order to grow. The debt capital that will be available may be at a higher cost, and terms and conditions may be less favorable which could negatively affect our financial performance and results. In addition, the prolonged continuation of further deterioration of current market conditions could adversely impact our business.

We have and may in the future choose to pay dividends in part in our own stock, in which case you may be required to pay tax in excess of the cash you receive.

We may in the future choose to pay dividends in part in our own common stock. Under a recently issued IRS revenue procedure, up to 90% of any such taxable dividend for 2009 could be payable in our stock. Consistent with this revenue procedure, we paid 90% of our quarterly 2009 dividend in shares of newly issued common stock. For periods for which the revenue procedure is not applicable, up to 80% of any taxable dividend could be payable in our own stock. Taxable stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income (or as long-term capital gain to the extent such distribution is properly designated as a capital gain dividend) to the extent of our current and accumulated earnings and profits for United States federal income tax purposes. As a result, a U.S. stockholder may be required to pay tax with respect to such dividends in excess of any cash received. If a U.S. stockholder sells the stock it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our stock at the time of the sale. Furthermore, with respect to non-U.S. stockholders, we may be required to withhold U.S. tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in stock. In addition, if a significant number of our stockholders determine to sell shares of our stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of our stock.

We are dependent upon key management personnel for our future success, particularly Manuel A. Henriquez, and if we are not able to hire and retain qualified personnel, or if we lose any member of our senior management team, our ability to implement our business strategy could be significantly harmed.

We depend upon the members of our senior management, particularly Mr. Henriquez, as well as other key personnel for the identification, final selection, structuring, closing and monitoring of our investments. These employees have critical industry experience and relationships on which we rely to implement our business plan. If we lose the services of Mr. Henriquez, or of any other senior management members, we may not be able to operate the business as we expect, and our ability to compete could be harmed, which could cause our operating results to suffer. We believe our future success will depend, in part, on our ability to identify, attract and retain sufficient numbers of highly skilled employees. If we do not succeed in identifying, attracting and retaining such personnel, we may not be able to operate our business as we expect.

Our business model depends to a significant extent upon strong referral relationships with venture capital and private equity fund sponsors, and our inability to develop or maintain these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.

We expect that members of our management team will maintain their relationships with venture capital and private equity firms, and we will rely to a significant extent upon these relationships to provide us with our deal flow. If we fail to maintain our existing relationships or to develop new relationships with other firms or sources of investment opportunities, then we will not be able to grow our investment portfolio. In addition, persons with whom members of our management team have relationships are not obligated to provide us with investment opportunities and, therefore, there is no assurance that such relationships will lead to the origination of debt or other investments.

We operate in a highly competitive market for investment opportunities, and we may not be able to compete effectively.

A number of entities compete with us to make the types of investments that we plan to make in prospective portfolio companies. We compete with a large number of venture capital and private equity firms, as well as with other investment funds, investment banks and other sources of financing, including traditional financial services companies such as commercial banks and finance companies. Many of our competitors are substantially larger and have considerably greater financial, technical, marketing and other resources than we do. For example, some competitors may have a lower cost of funds and/or access to funding sources that are not available to us. This may enable some competitors to make commercial loans with interest rates that are comparable to or lower than the rates that we typically offer. We may lose prospective portfolio companies if we do not match competitors’ pricing, terms and structure. If we do match competitors’ pricing, terms or structure, we may experience decreased net interest income and increased risk of credit losses. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments, establish more relationships and build their market shares. Furthermore, many potential competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a business development company or that the Code would impose on us as a RIC. If we are not able to compete effectively, our business, financial condition, and results of operations will be adversely affected. As a result of this competition, there can be no assurance that we will be able to identify and take advantage of attractive investment opportunities that we identify, or that we will be able to fully invest our available capital.

Because we intend to distribute substantially all of our income to our stockholders in order to qualify as a RIC, we will continue to need additional capital to finance our growth. If additional funds are unavailable or not available on favorable terms, our ability to grow will be impaired.

In order to satisfy the tax requirements applicable to a RIC, to avoid payment of excise taxes and to minimize or avoid payment of income taxes, we intend to distribute to our stockholders substantially all of our ordinary income and realized net capital gains except for certain realized net long-term capital gains, which we may retain, pay applicable income taxes with respect thereto and elect to treat as deemed distributions to our stockholders. As a business development company, we generally are required to meet a coverage ratio of total assets to total borrowings and other senior securities, which includes all of our borrowings and any preferred stock that we may issue in the future, of at least 200%. This requirement limits the amount that we may borrow. This limitation may prevent us from incurring debt and require us to raise additional equity at a time when it may be disadvantageous to do so. Given the current dislocation in the credit market, we cannot assure you that debt and equity financing will be available to us on favorable terms, or at all, and debt financings may be restricted by the terms of any of our outstanding borrowings. If we are unable to incur additional debt, we may be required to raise additional equity at a time when it may be disadvantageous to do so. In addition, shares of closed-end investment companies have recently traded at discounts to their net asset values and our stock has been discounted in the market. This characteristic of closed-end investment companies is separate and distinct from the risk that our net asset value per share may decline. We cannot predict whether shares of our common stock will trade above, at or below our net asset value. If our common stock trades below its net asset value, we generally will not be able to issue additional shares of our common stock at its market price without first obtaining the approval for such issuance from our stockholders and our independent directors. If additional funds are not available to us, we could be forced to curtail or cease new lending and investment activities, and our net asset value could decline.

Because we borrow money, there could be increased risk in investing in our company.

Lenders have fixed dollar claims on our assets that are superior to the claims of stockholders, and we have granted, and may in the future grant, lenders a security interest in our assets in connection with borrowings. In the case of a liquidation event, those lenders would receive proceeds before our stockholders. In addition, borrowings, also known as leverage, magnify the potential for gain or loss on amounts invested and, therefore, increase the risks associated with investing in our securities. Leverage is generally considered a speculative investment technique. If the value of our assets increases, then leveraging would cause the net asset value attributable to our common stock to increase more than it otherwise would have had we not leveraged. Conversely, if the value of our assets decreases, leveraging would cause the net asset value attributable to our common stock to decline more than it otherwise would have had we not leveraged. Similarly, any increase in our revenue in excess of interest expense on our borrowed funds would cause our net income to increase more than it would without the leverage. Any decrease in our revenue would cause our net income to decline more than it would have had we not borrowed funds and could negatively affect our ability to make distributions on common stock. Our ability to service any debt that we incur will depend largely on our financial performance and will be subject to prevailing economic conditions and competitive pressures. We and, indirectly our stockholders will bear the cost associated with our leverage activity. Our credit facility with Wells Fargo Foothill, Inc. contains financial and operating covenants that could restrict our business activities, including our ability to declare dividends if we default under certain provisions.

As of June 30, 2009, we had outstanding indebtedness of $0.4 million pursuant to our Wells Facility. In addition, as of June 30, 2009, we had approximately $130.6 million outstanding under our SBA debenture. Despite current market conditions, we expect, in the future, to borrow from, and issue senior debt securities to, banks, insurance companies and other lenders, including additional borrowings pursuant to the Wells Facility. See “Management’s Discussion and Analysis of Financial Condition—Borrowings.”

As a business development company, generally we are not permitted to incur indebtedness unless immediately after such borrowing we have an asset coverage for total borrowings of at least 200% (i.e., the amount of debt may not exceed 50% of the value of our assets). In addition, we may not be permitted to declare any cash dividend or other distribution on our outstanding common shares, or purchase any such shares, unless, at the time of such declaration or purchase, we have asset coverage of at least 200% after deducting the amount of such dividend, distribution, or purchase price. If this ratio declines below 200%, we may not be able to incur additional debt and may need to sell a portion of our investments to repay some debt when it is disadvantageous to do so, and we may not be able to make distributions. As of June 30, 2009 our asset coverage for senior indebtedness was significantly above the required asset coverage ratio, excluding SBA leverage.

Illustration. The following table illustrates the effect of leverage on returns from an investment in our common stock assuming various annual returns, net of expenses. The calculations in the table below are hypothetical and actual returns may be higher or lower than those appearing in the table below.

	Assumed Return on Our Portfolio (Net of Expenses)
	(10)%	(5)%	0%	5%	10%
Corresponding return to stockholder(1)	(30.4)%	(18.2)%	(5.9)%	6.3%	18.6%

(1)	Assumes $625 million in total assets, $230 million in debt outstanding, $360 million in stockholders’ equity, and an average cost of funds of 6.5%, which is the approximate cost of funds of the Credit Facility for the period ended June 30, 2009. Actual interest payments may be different.

Because most of our investments typically are not in publicly-traded securities, there is uncertainty regarding the value of our investments, which could adversely affect the determination of our net asset value.

At June 30, 2009, portfolio investments, 99% of which are valued at fair value by the Board of Directors, were approximately 90% of our total assets. We expect our investments to continue to consist primarily of securities issued by privately-held companies, the fair value of which is not readily determinable. In addition, we are not permitted to maintain a general reserve for anticipated loan losses. Instead, we are required by the 1940 Act to specifically value each investment and record an unrealized gain or loss for any asset that we believe has increased or decreased in value. There is no single standard for determining fair value in good faith. We value these securities at fair value as determined in good faith by our Board of Directors, based on the recommendations of our Valuation Committee. The Valuation Committee uses its best judgment in arriving at the fair value of these securities. As a result, determining fair value requires that judgment be applied to the specific facts and circumstances of each portfolio investment while employing a consistently applied valuation process for the types of investments we make. However, the Board of Directors retains ultimate authority as to the appropriate valuation of each investment. Because such valuations are inherently uncertain and may be based on estimates, our determinations of fair value may differ materially from the values that would be assessed if a ready market for these securities existed. We adjust quarterly the valuation of our portfolio to reflect the Board of Directors’ determination of the fair value of each investment in our portfolio. Any changes in fair value are recorded in our statement of operations as net change in unrealized appreciation or depreciation. Our net asset value could be adversely affected if our determinations regarding the fair value of our investments were materially higher than the values that we ultimately realize upon the disposal of such securities.

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (“FAS 157”) which provides enhanced guidance for using fair value to measure assets and liabilities. FAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but does not expand the use of fair value in any new circumstances. We adopted FAS 157 on January 1, 2008. For the year ended December 31, 2008, we recorded unrealized depreciation of approximately $21.4 million primarily due to the collapse in the current financial market and the resulting impact on our portfolio company valuations in accordance with FAS 157. The impact of FAS 157 on our consolidated financial statements for future periods cannot be determined at this time as it will be influenced by the estimates of fair value for those periods, the number and amount of investments we originate, acquire or exit and the effect of any additional guidance or any changes in the interpretation of this statement. See Note 1, “Summary of Significant Accounting Policies” from our Notes to the Consolidated Financial Statements included in this prospectus.

Our financial results could be negatively affected if a significant portfolio investment fails to perform as expected.

Our total investment in companies may be significant individually or in the aggregate. As a result, if a significant investment in one or more companies fails to perform as expected, our financial results could be more negatively affected and the magnitude of the loss could be more significant than if we had made smaller investments in more companies. The following table shows the fair value of investments held at June 30, 2009 that are greater than 5% of net assets:

		June 30, 2009
(in thousands)	Industry	Fair Value (unaudited)	Percentage of Net Assets
Infologix, Inc.	Software	20,625	5.7%
Kamada, Ltd.	Biotechnology Tools	20,069	5.3%
Labopharm USA, Inc.	Drug Delivery	21,389	5.9%
Zayo Bandwidth Corporation	Communications & Networking	24,440	6.7%

Regulations governing our operations as a business development company affect our ability to, and the manner in which, we raise additional capital, which may expose us to risks.

Our business will require a substantial amount of capital. We may acquire additional capital from the issuance of senior securities, including borrowings, securitization transactions or other indebtedness, or the issuance of additional shares of our common stock. However, we may not be able to raise additional capital in the future on favorable terms or at all. We may issue debt securities, other evidences of indebtedness or preferred stock, and we may borrow money from banks or other financial institutions, which we refer to collectively as “senior securities,” up to the maximum amount permitted by the 1940 Act. Under the 1940 Act, we are not permitted to incur indebtedness unless immediately after such borrowing we have an asset coverage for total borrowings of at least 200% (i.e., the amount of debt may not exceed 50% of the value of our assets). In addition, we may not be permitted to declare any cash dividend or other distribution on our outstanding common shares, or purchase any such shares, unless, at the time of such declaration or purchase, we have an asset coverage of at least 200% after deducting the amount of such dividend, distribution, or purchase price. Our ability to pay dividends or issue additional senior securities would be restricted if our asset coverage ratio were not at least 200%. If the value of our assets declines, we may be unable to satisfy this test. If that happens, we may be required to liquidate a portion of our investments and repay a portion of our indebtedness at a time when such sales may be disadvantageous. As a result of issuing senior securities, we would also be exposed to typical risks associated with leverage, including an increased risk of loss. If we issue preferred stock, the preferred stock would rank “senior” to common stock in our capital structure, preferred stockholders would have separate voting rights and might have rights, preferences, or privileges more favorable than those of our common stockholders and the issuance of preferred stock could have the effect of delaying, deferring, or preventing a transaction or a change of control that might involve a premium price for holders of our common stock or otherwise be in your best interest.

To the extent that we are constrained in our ability to issue debt or other senior securities, we will depend on issuances of common stock to finance operations. Other than in certain limited situations such as rights offerings, as a business development company, we are generally not able to issue our common stock at a price below net asset value without first obtaining required approvals from our stockholders and our independent directors. If we raise additional funds by issuing more common stock or senior securities convertible into, or exchangeable for, our common stock, then the percentage ownership of our stockholders at that time will decrease, and you might experience dilution. Moreover, we can offer no assurance that we will be able to issue and sell additional equity securities in the future, on favorable terms or at all.

In addition to issuing securities to raise capital as described above, we anticipate that, in the future, we may securitize our loans to generate cash for funding new investments. The securitization market has effectively shut down with the recent financial market collapse and we cannot assure you that will be able to securitize our loans in the near future, or at all. An inability to successfully securitize our loan portfolio could limit our ability to grow our business and fully execute our business strategy.

When we are a debt or minority equity investor in a portfolio company, we may not be in a position to control the entity, and management of the company may make decisions that could decrease the value of our portfolio holdings.

We make both debt and minority equity investments; therefore, we are subject to the risk that a portfolio company may make business decisions with which we disagree, and the stockholders and management of such company may take risks or otherwise act in ways that do not serve our interests. As a result, a portfolio company may make decisions that could decrease the value of our portfolio holdings.

If we do not invest a sufficient portion of our assets in qualifying assets, we could fail to qualify as a business development company or be precluded from investing according to our current business strategy.

As a business development company, we may not acquire any assets other than “qualifying assets” unless, at the time of and after giving effect to such acquisition, at least 70% of our total assets are qualifying assets. See “Regulation as a Business Development Company.”

We believe that most of the senior loans we make will constitute qualifying assets. However, we may be precluded from investing in what we believe are attractive investments if such investments are not qualifying assets for purposes of the 1940 Act. If we do not invest a sufficient portion of our assets in qualifying assets, we could lose our status as a business development company, which would have a material adverse effect on our business, financial condition and results of operations. Similarly, these rules could prevent us from making follow-on investments in existing portfolio companies (which could result in the dilution of our position) or could require us to dispose of investments at inappropriate times in order to comply with the 1940 Act. If we need to dispose of such investments quickly, it would be difficult to dispose of such investments on favorable terms. For example, we may have difficulty in finding a buyer and, even if we do find a buyer, we may have to sell the investments at a substantial loss.

We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.

In accordance with generally accepted accounting principles and tax requirements, we include in income certain amounts that we have not yet received in cash, such as contracted payment-in-kind interest, which represents contractual interest added to a loan balance and due at the end of such loan’s term. In addition to the cash yields received on our loans, in some instances, certain loans may also include any of the following: end-of-term payments, exit fees, balloon payment fees or prepayment fees. The increases in loan balances as a result of contracted payment-in-kind arrangements are included in income for the period in which such payment-in-kind interest was accrued, which is often in advance of receiving cash payment, and are separately identified on our statements of cash flows. We also may be required to include in income certain other amounts that we will not receive in cash.

Any warrants that we receive in connection with our debt investments will generally be valued as part of the negotiation process with the particular portfolio company. As a result, a portion of the aggregate purchase price for the debt investments and warrants will be allocated to the warrants that we receive. This will generally result in “original issue discount” for tax purposes, which we must recognize as ordinary income, increasing the amount that we are required to distribute to qualify for the federal income tax benefits applicable to RICs. Because these warrants would not produce distributable cash for us at the same time as we are required to make distributions in respect of the related original issue discount, we would need to obtain cash from other sources or to pay a portion of our distributions using shares of newly issued common stock, consistent with Internal Revenue Service requirements, to satisfy such distribution requirements. If we are unable to obtain cash from other sources and are otherwise unable to satisfy such distribution requirements, we may fail to qualify for the federal income tax benefits allowable to RICs and, thus, become subject to a corporate-level income tax on all our income.

Other features of the debt instruments that we hold may also cause such instruments to generate an original issue discount, resulting in a dividend distribution requirement in excess of current cash interest received. Since in certain cases we may recognize income before or without receiving cash representing such income, we may have difficulty meeting the RIC tax requirement to distribute at least 90% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. If we are unable to meet these distribution requirements, we will not qualify for the federal income tax benefits allowable to a RIC. Accordingly, we may have to sell some of our assets, raise additional debt or equity capital or reduce new investment originations to meet these distribution requirements. See “Certain United States Federal Income Tax Considerations.”

There is a risk that you may not receive distributions or that our distributions may not grow over time.

We intend to make distributions on a quarterly basis to our stockholders. We cannot assure you that we will achieve investment results, or our business may not perform in a manner that will allow us to make a specified level of distributions or year-to-year increases in cash distributions. In addition, due to the asset coverage test applicable to us as a business development company, we may be limited in our ability to make distributions. Also, our credit facility limits our ability to declare dividends if we default under certain provisions.

If we are unable to manage our future growth effectively, we may be unable to achieve our investment objective, which could adversely affect our financial condition and results of operations and cause the value of your investment to decline.

Our ability to achieve our investment objective will depend on our ability to sustain growth. Sustaining growth will depend, in turn, on our senior management team’s ability to identify, evaluate, finance and invest in suitable companies that meet our investment criteria. Accomplishing this result on a cost-effective basis is largely a function of our marketing capabilities, our management of the investment process, our ability to provide efficient services and our access to financing sources on acceptable terms. Failure to manage our future growth effectively could have a material adverse effect on our business, financial condition and results of operations.

Our quarterly and annual operating results are subject to fluctuation as a result of the nature of our business, and if we fail to achieve our investment objective, the net asset value of our common stock may decline.

We could experience fluctuations in our quarterly and annual operating results due to a number of factors, some of which are beyond our control, including, but not limited to, the interest rate payable on the debt securities that we acquire, the default rate on such securities, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods.

In addition, any of these factors could negatively impact our ability to achieve our investment objectives, which may cause our net asset value of our common stock to decline.

Fluctuations in interest rates may adversely affect our profitability.

A portion of our income will depend upon the difference between the rate at which we borrow funds and the interest rate on the debt securities in which we invest. Because we will borrow money to make investments, our net investment income is dependent upon the difference between the rate at which we borrow funds and the rate at which we invest these funds. Typically, we anticipate that our interest-earning investments will accrue and pay interest at both variable and fixed rates, and that our interest-bearing liabilities will accrue interest at variable rates. As a result, there can be no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. We anticipate using a combination of equity and long-term and short-term borrowings to finance our investment activities.

A significant increase in market interest rates could harm our ability to attract new portfolio companies and originate new loans and investments. We expect that most of our current initial investments in debt securities will be at floating rate with a floor. However, in the event that we make investments in debt securities at variable rates, a significant increase in market interest rates could also result in an increase in our non-performing assets and a decrease in the value of our portfolio because our floating-rate loan portfolio companies may be unable to meet higher payment obligations. In periods of rising interest rates, our cost of funds would increase, resulting in a decrease in our net investment income. In addition, a decrease in interest rates may reduce net income, because new investments may be made at lower rates despite the increased demand for our capital that the decrease in interest rates may produce. We may, but will not be required to, hedge against the risk of adverse movement in interest rates in our short-term and long-term borrowings relative to our portfolio of assets. If we engage in hedging activities, it may limit our ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on our business, financial condition, and results of operations.

Our cost of borrowing is increased by the warrant participation agreement we have with one of our lenders. In addition, our realized gains are reduced by amounts paid pursuant to the warrant participation agreement.

Citigroup has an equity participation right through a warrant participation agreement on the pool of loans and certain warrants collateralized under the Citigroup Facility. Pursuant to the warrant participation agreement, we granted to Citigroup a 10% participation in all warrants held as collateral. As a result, Citigroup is entitled to 10% of the realized gains on certain warrants until the realized gains paid to Citigroup pursuant to the agreement equals $3,750,000 (the “Maximum Participation Limit”). The obligations under the warrant participation agreement continue even after the Citigroup Facility is terminated until the Maximum Participation Limit has been reached.

During the quarter ended June 30, 2009, we recorded an increase of the derivative liability related to this obligation and increased its unrealized appreciation by approximately $70,000 for Citigroup’s participation in unrealized gains in the warrant portfolio. The value of their participation right on unrealized appreciation in the related equity investments was approximately $548,000 at June 30, 2009 and is included in accrued liabilities.

There can be no assurances that the unrealized appreciation of the warrants will not be higher or lower in future periods due to fluctuations in the value of the warrants, thereby increasing or reducing the effect on the cost of borrowing. Since inception of the agreement, we have paid Citigroup approximately $920,000 under the warrant participation agreement thereby reducing our realized gains by this amount.

It is likely that the terms of any long-term or revolving credit or warehouse facility we may enter into in the future could constrain our ability to grow our business.

On August 25, 2008, we entered into the Wells Facility, a two-year revolving senior secured credit facility with an optional one-year extension with initial commitments of $50 million at closing. The Wells Facility has the capacity to increase to $300 million if additional lenders are added to the lending syndicate. See Note 3 to our consolidated financial statements. As of June 30, 2009, we had outstanding indebtedness of $0.4 million pursuant to our Wells Facility.

As of June 30, 2009, we have not added any additional lenders under the Wells Facility, although if the credit markets re-open we intend to do so in the future. Due to current credit conditions as a result of the recession, our cost of borrowing may increase with the addition of additional lenders under the Wells Facility. The current lenders have, and any future lender or lenders will have fixed dollar claims on our assets that are senior to the claims of our stockholders and, thus, will have a preference over our stockholders with respect to our assets in the collateral pool. In addition, we may grant a security interest in our assets in connection with any such borrowing. We expect such a facility to contain customary default provisions such as a minimum net worth amount, a profitability test, and a restriction on changing our business and loan quality standards. An event of default under any credit facility would likely result, among other things, in termination of the availability of further funds under that facility and an accelerated maturity date for all amounts outstanding under the facility, which would likely disrupt our business and, potentially, the business of the portfolio companies whose loans that we financed through the facility. This could reduce our revenues and, by delaying any cash payment allowed to us under our facility until the lender has been paid in full, reduce our liquidity and cash flow and impair our ability to grow our business and maintain our status as a RIC.

The terms of future available financing may place limits on our financial and operating flexibility. If we are unable to obtain sufficient capital in the future, we may:

•	be forced to reduce or discontinue our operations;

•	not be able to expand or acquire complementary businesses; and

•	not be able to develop new services or otherwise respond to changing business conditions or competitive pressures.

In addition to regulatory restrictions that restrict our ability to raise capital, the Wells Facility contains various covenants which, if not complied with, could accelerate repayment under the facility, thereby materially and adversely affecting our liquidity, financial condition, results of operations and ability to pay dividends.

The credit agreement governing the Wells Facility requires us to comply with certain financial and operational covenants. These covenants require us to, among other things, maintain certain financial ratios, including asset coverage, debt to equity and interest coverage, and a minimum tangible net worth of $250 million, contingent upon our total commitments under all lines of credit not exceeding $250 million. To the extent our total commitments exceed $250 million, the minimum tangible net worth covenant will increase on a pro rata basis commensurate with our net worth on a dollar for dollar basis. In addition, the tangible net worth covenant will increase by 90 cents on the dollar for every dollar of equity capital subsequently raised by us. As of June 30, 2009, we were in compliance with these covenants. However, our ability to continue to comply with these covenants in the future depends on many factors, some of which are beyond our control. For example, during the quarter ended June 30, 2009, as a result of depreciation of the fair value of our investments, our net worth declined to $364.2 million. Accordingly, there are no assurances that we will be able to comply with these covenants. Failure to comply with these covenants would result in a default which, if we were unable to obtain a waiver from the lenders, could accelerate repayment under the facilities and thereby have a material adverse impact on our liquidity, financial condition, results of operations and ability to pay dividends.

If we cannot obtain additional capital because of either regulatory or market price constraints, we could be forced to curtail or cease our new lending and investment activities, our net asset value could decrease and our level of distributions and liquidity could be affected adversely.

The current economic and capital markets conditions in the U.S. have severely reduced capital availability. Reflecting concern about the stability of the financial markets, many lenders and institutional investors have reduced or ceased providing funding to borrowers. This market turmoil and tightening of credit have led to increased market volatility and widespread reduction of business activity generally.

Our ability to secure additional financing and satisfy our financial obligations under indebtedness outstanding from time to time will depend upon our future operating performance, which is subject to the prevailing general economic and credit market conditions, including interest rate levels and the availability of credit generally, and financial, business and other factors, many of which are beyond our control. The prolonged continuation or worsening of current economic and capital market conditions could have a material adverse effect on our ability to secure financing on favorable terms, if at all.

As of June 30, 2009, we had outstanding indebtedness of $0.4 million pursuant to our Wells Facility and $130.6 million under SBA debenture and $56.1 million available borrowing capacity under these facilities.

As of June 30, 2009, we have been unable to secure additional lenders under our Wells Facility, and the amount of borrowing capacity available to us has been significantly reduced as a result of the termination of the Credit Facility. There can be no assurance that we will be successful in obtaining any additional debt capital on terms acceptable to us or at all. If we are unable to obtain debt capital, then our equity investors will not benefit from the potential for increased returns on equity resulting from leverage to the extent that our investment strategy is successful and we may be limited in our ability to make new commitments or fundings to our portfolio companies.

One of our wholly-owned subsidiaries is licensed by the SBA, and as a result, we will be subject to SBA regulations.

Our wholly-owned subsidiary HT II is licensed to act as a SBIC and is regulated by the SBA. Under current SBA regulations, a licensed SBIC can provide capital to those entities that have a tangible net worth not exceeding $18.0 million and an average annual net income after Federal income taxes not exceeding $6.0 million for the two most recent fiscal years. In addition, a licensed SBIC must devote 20.0% of its investment activity to those entities that have a tangible net worth not exceeding $6.0 million and an average annual net income after Federal income taxes not exceeding $2.0 million for the two most recent fiscal years. The SBA regulations also provide alternative size standard criteria to determine eligibility, which depend on the industry in which the business is engaged and are based on factors such as the number of employees and gross sales. The SBA regulations permit licensed SBICs to make long term loans to small businesses, invest in the equity securities of such businesses and provide them with consulting and advisory services. The SBA also places certain limitations on the financing terms of investments by SBICs in portfolio companies and prohibits SBICs from providing funds for certain purposes or to businesses in a few prohibited industries. Compliance with SBA requirements may cause HT II to forego attractive investment opportunities that are not permitted under SBA regulations.

Further, the SBA regulations require that a licensed SBIC be periodically examined and audited by the SBA to determine its compliance with the relevant SBA regulations. The SBA prohibits, without prior SBA approval, a “change of control” of an SBIC or transfers that would result in any person (or a group of persons acting in concert) owning 10.0% or more of a class of capital stock of a licensed SBIC. If HT II fails to comply with applicable SBA regulations, the SBA could, depending on the severity of the violation, limit or prohibit HT II’s use of debentures, declare outstanding debentures immediately due and payable, and/or limit HT II from making new investments. Such actions by the SBA would, in turn, negatively affect us because HT II is our wholly owned subsidiary.

If we are unable to satisfy Code requirements for qualification as a RIC, then we will be subject to corporate-level income tax, which would adversely affect our results of operations and financial condition.

We elected to be treated as a RIC for federal income tax purposes with the filing of our federal corporate income tax return for 2006. We will not qualify for the tax treatment allowable to RICs if we are unable to comply with the source of income, diversification and distribution requirements contained in Subchapter M of the Code, or if we fail to maintain our election to be regulated as a business development company under the 1940 Act. If we fail to qualify for the federal income tax benefits allowable to RICs for any reason and remain or become subject to a corporate-level income tax, the resulting taxes could substantially reduce our net assets, the amount of income available for distribution to our stockholders and the actual amount of our distributions. Such a failure would have a material adverse effect on us, the net asset value of our common stock and the total return, if any, obtainable from your investment in our common stock. Any net operating losses that we incur in periods during which we qualify as a RIC will not offset net capital gains (i.e., net realized long-term capital gains in excess of net realized short-term capital losses) that we are otherwise required to distribute, and we cannot pass such net operating losses through to our stockholders. In addition, net operating losses that we carry over to a taxable year in which we qualify as a RIC normally cannot offset ordinary income or capital gains.

Changes in laws or regulations governing our business could negatively affect the profitability of our operations.

Changes in the laws or regulations, or the interpretations of the laws and regulations, which govern business development companies, small business investment companies, RICs or non-depository commercial lenders could significantly affect our operations and our cost of doing business. We are subject to federal, state and local laws and regulations and are subject to judicial and administrative decisions that affect our operations, including our loan originations, maximum interest rates, fees and other charges, disclosures to portfolio companies, the terms of secured transactions, collection and foreclosure procedures, and other trade practices. If these laws, regulations or decisions change, or if we expand our business into jurisdictions that have adopted more stringent requirements than those in which we currently conduct business, then we may have to incur significant expenses in order to comply or we may have to restrict our operations. In addition, if we do not comply with applicable laws, regulations and decisions, then we may lose licenses needed for the conduct of our business and be subject to civil fines and criminal penalties, any of which could have a material adverse effect upon our business results of operations or financial condition.

Results may fluctuate and may not be indicative of future performance.

Our operating results may fluctuate and, therefore, you should not rely on current or historical period results to be indicative of our performance in future reporting periods. Factors that could cause operating results to fluctuate include, but are not limited to, variations in the investment origination volume and fee income earned, changes in the accrual status of our debt investments, variations in timing of prepayments, variations in and the timing of the recognition of net realized gains or losses and changes in unrealized appreciation or depreciation, the level of our expenses, the degree to which we encounter competition in our markets, and general economic conditions.

Risks Related to Our Investments

Our investments are concentrated in certain industries and in a limited number of technology-related companies, which subjects us to the risk of significant loss if any of these companies default on their obligations under any of their debt securities that we hold, or if any of the technology-related industry sectors experience a downturn.

We have invested and intend to continue investing in a limited number of technology-related companies. A consequence of this limited number of investments is that the aggregate returns we realize may be significantly adversely affected if a small number of investments perform poorly or if we need to write down the value of any one investment. Beyond the asset diversification requirements to which we will be subject as a RIC, we do not have fixed guidelines for diversification or limitations on the size of our investments in any one portfolio company and our investments could be concentrated in relatively few issuers. In addition, we have invested in and intend to continue investing, under normal circumstances, at least 80% of the value of our total assets (including the amount of any borrowings for investment purposes) in technology-related companies. As of June 30, 2009, approximately 53.8% of the fair value of our portfolio was composed of investments in four industries: 16.3% was composed of investments in the communications and networking industry; 14.1% was composed of investments in the software industry; 12.5% was composed of investments in the drug discovery industry; and 10.9% was composed of investments in the information services industries. As a result, a downturn in technology-related industry sectors and particularly those in which we are heavily concentrated could materially adversely affect our financial condition.

Our investments may be concentrated in portfolio companies which may have limited operating histories and financial resources.

We expect that our portfolio will continue to consist of investments that may have relatively limited operating histories. These companies may be particularly vulnerable to economic downturns such as the current recession, may have more limited access to capital and higher funding costs, may have a weaker financial position and may need more capital to expand or compete. These businesses also may experience substantial variations in operating results. They may face intense competition, including from companies with greater financial, technical and marketing resources. Furthermore, some of these companies do business in regulated industries and could be affected by changes in government regulation. Accordingly, these factors could impair their cash flow or result in other events, such as bankruptcy, which could limit their ability to repay their obligations to us, and may adversely affect the return on, or the recovery of, our investment in these companies. We cannot assure you that any of our investments in our portfolio companies will be successful. Our portfolio companies compete with larger, more established companies with greater access to, and resources for, further development in these new technologies. We may lose our entire investment in any or all of our portfolio companies.

Our investment strategy focuses on technology-related companies, which are subject to many risks, including volatility, intense competition, shortened product life cycles and periodic downturns, and you could lose all or part of your investment.

We have invested and will continue investing primarily in technology-related companies, many of which may have narrow product lines and small market shares, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as to general economic downturns. The revenues, income (or losses), and valuations of technology-related companies can and often do fluctuate suddenly and dramatically. In addition, technology-related markets are generally characterized by abrupt business cycles and intense competition. Beginning in mid-2000, there was substantial excess production capacity and a significant slowdown in many technology-related industries. This overcapacity, together with a cyclical economic downturn, resulted in substantial decreases in the market capitalization of many technology-related companies. While such valuations have recovered to some extent, such decreases in market capitalization may occur again, and any future decreases in technology-related company valuations may be substantial and may not be temporary in nature. Therefore, our portfolio companies may face considerably more risk of loss than do companies in other industry sectors.

Because of rapid technological change, the average selling prices of products and some services provided by technology-related companies have historically decreased over their productive lives. As a result, the average selling prices of products and services offered by technology-related companies may decrease over time, which could adversely affect their operating results, their ability to meet obligations under their debt securities and the value of their equity securities. This could, in turn, materially adversely affect our business, financial condition and results of operations.

We have invested in and may continue investing in technology-related companies that do not have venture capital or private equity firms as equity investors, and these companies may entail a higher risk of loss than do companies with institutional equity investors, which could increase the risk of loss of your investment.

Our portfolio companies will often require substantial additional equity financing to satisfy their continuing working capital and other cash requirements and, in most instances, to service the interest and principal payments on our investment. Portfolio companies that do not have venture capital or private equity investors may be unable to raise any additional capital to satisfy their obligations or to raise sufficient additional capital to reach the next stage of development. Portfolio companies that do not have venture capital or private equity investors may be less financially sophisticated and may not have access to independent members to serve on their boards, which means that they may be less successful than portfolio companies sponsored by venture capital or private equity firms. Accordingly, financing these types of companies may entail a higher risk of loss than would financing companies that are sponsored by venture capital or private equity firms.

Price declines and illiquidity in the corporate debt markets could adversely affect the fair value of our portfolio investments, reducing our net asset value through increased net unrealized depreciation.

As a BDC, we are required to carry our investments at market value or, if no market value is ascertainable, at fair market value as determined in good faith by or under the direction of our board of directors. As part of the valuation process, we may take into account the following types of factors, if relevant, in determining the fair value of our investments: the enterprise value of a portfolio company (an estimate of the total fair value of the portfolio company’s debt and equity), the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings and discounted cash flow, the markets in which the portfolio company does business, a comparison of the portfolio company’s securities to publicly traded securities, changes in the interest rate environment and the credit markets generally that may affect the price at which similar investments may be made in the future and other relevant factors. When an external event such as a purchase transaction, public offering or subsequent equity sale occurs, we use the pricing indicated by the external event to corroborate our valuation. Decreases in the market values or fair values of our investments are recorded as unrealized depreciation. The continuing unprecedented declines in prices and liquidity in the capital markets have resulted in some net unrealized depreciation in our portfolio. Although the markets have improved in recent months, conditions in the public and private debt and equity markets have not fully gone back to the normal periods. As a result, in the future, depending on market conditions, we could incur substantial realized losses and may suffer substantial unrealized depreciation in future periods, which could have a material adverse impact on our business, financial condition and results of operations.

Economic recessions or downturns could impair the ability of our portfolio companies to repay loans, which, in turn, could increase our non-performing assets, decrease the value of our portfolio, reduce our volume of new loans and harm our operating results, which might have an adverse effect on our results of operations.

The United States markets and most other markets have entered into a period of recession. Many of our portfolio companies may be susceptible to economic slowdowns or recessions and may be unable to repay our loans during such periods. Therefore, our non-performing assets are likely to increase and the value of our portfolio is likely to decrease during such periods. There were four loans on non-accrual status as of June 30, 2009 with a fair value of approximately $6.0 million. There were four loans on non-accrual status as of December 31, 2008 with a fair value of approximately $864,000. Adverse economic conditions also may decrease the value of collateral securing some of our loans and the value of our equity investments. Economic slowdowns or recessions could lead to financial losses in our portfolio and a decrease in revenues, net income and assets. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us.

A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of the portfolio company’s loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize the portfolio company’s ability to meet its obligations under the debt securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting portfolio company. In addition, if a portfolio company goes bankrupt, even though we may have structured our investment as senior debt or secured debt, depending on the facts and circumstances, including the extent to which we actually provided significant “managerial assistance,” if any, to that portfolio company, a bankruptcy court might re-characterize our debt holding and subordinate all or a portion of our claim to that of other creditors. These events could harm our financial condition and operating results.

We do not control our portfolio companies. These portfolio companies may face intense competition, including competition from companies with greater financial resources, more extensive research and development, manufacturing, marketing and service capabilities and greater number of qualified and experienced managerial and technical personnel. They may need additional financing which they are unable to secure and which we are unable or unwilling to provide, or they may be subject to adverse developments unrelated to the technologies they acquire.

Any unrealized depreciation we experience on our investment portfolio may be an indication of future realized losses, which could reduce our income available for distribution.

As a BDC, we are required to carry our investments at market value or, if no market value is ascertainable, at fair value as determined in good faith by or under the direction of our Board of Directors. Decreases in the market values or fair values of our investments will be recorded as unrealized depreciation. Any unrealized depreciation in our investment portfolio could be an indication of a portfolio company’s inability to meet its repayment obligations to us with respect to the affected investments. This could result in realized losses in the future and ultimately in reductions of our income available for distribution in future periods.

A continuing lack of initial public offering opportunities may cause companies to stay in our portfolio longer, leading to lower returns, unrealized depreciation, or realized losses.

Beginning in about 2001, fewer venture capital-backed companies per annum have been able to complete initial public offerings (“IPOs”) than in the years of the previous decade. For the year ended December 31, 2008, only 7 venture capital-backed companies completed IPOs in the United States according to Dow Jones Venture Source. Moreover, in 2008, according to the Dow Jones Venture Source, the venture capital-backed companies that completed IPOs had a median age of about 8.3 years, which was older than the median age of venture capital-backed IPOs in any period since 2001-2002. Now that some of our companies are becoming more mature, a continuing lack of IPO opportunities for venture capital-backed companies could lead to companies staying longer in our portfolio as private entities still requiring funding. This situation may adversely affect the amount of available funding for early-stage companies in particular as, in general, venture-capital firms are being forced to provide additional financing to late-stage companies that cannot complete an IPO. In the best case, such stagnation would dampen returns, and in the worst case, could lead to unrealized depreciation and realized losses as some companies run short of cash and have to accept lower valuations in private fundings or are not able to access additional capital at all. A continuing lack of IPO opportunities for venture capital-backed companies is also causing some venture capital firms to change their strategies, leading some of them to reduce funding of their portfolio companies and making it more difficult for such companies to access capital and to fulfill their potential, which can result in unrealized depreciation and realized losses in such companies by other companies such as ourselves who are co-investors in such companies.

To the extent venture capital or private equity firms decrease or discontinue funding to their portfolio companies, our portfolio companies may not be able to meet their obligations under the debt securities that we hold.

Most of our portfolio companies rely heavily on future rounds of funding from venture capital or private equity firms in order to continue operating their businesses and repaying their obligations to us under the debt securities that we hold. Venture capital and private equity firms in turn rely on their limited partners to pay in capital over time in order to fund their ongoing and future investment activities.

To the extent that venture capital and private equity firms’ limited partners are unable to fulfill their ongoing funding obligations, the venture capital or private equity firms may be unable to continue financially supporting the ongoing operations of our portfolio companies. As a result, our portfolio companies may be unable to repay their obligations under the debt securities that we hold, which would harm our financial condition and results of operations.

If the assets securing the loans that we make decrease in value, then we may lack sufficient collateral to cover losses.

We believe that our portfolio companies generally will be able to repay our loans from their available capital, from future capital-raising transactions, or from cash flow from operations. However, to attempt to mitigate credit risks, we will typically take a security interest in the available assets of these portfolio companies, including the equity interests of their subsidiaries and, in some cases, the equity interests of our portfolio companies held by their stockholders. In many cases, our loans will include a period of interest-only payments. There is a risk that the collateral securing our loans may decrease in value over time, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of a portfolio company to raise additional capital. In some circumstances, our lien could be subordinated to claims of other creditors. Additionally, deterioration in a portfolio company’s financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the loan. Moreover, in the case of some of our structured debt with warrants, we may not have a first lien position on the collateral. Consequently, the fact that a loan is secured does not guarantee that we will receive principal and interest payments according to the loan’s terms, or that we will be able to collect on the loan should we be forced to enforce our remedies. In addition, because we invest in technology-related companies, a substantial portion of the assets securing our investment may be in the form of intellectual property, if any, inventory and equipment and, to a lesser extent, cash and accounts receivable. Intellectual property, if any, that is securing our loan could lose value if, among other things, the company’s rights to the intellectual property are challenged or if the company’s license to the intellectual property is revoked or expires. Inventory may not be adequate to secure our loan if our valuation of the inventory at the time that we made the loan was not accurate or if there is a reduction in the demand for the inventory.

Similarly, any equipment securing our loan may not provide us with the anticipated security if there are changes in technology or advances in new equipment that render the particular equipment obsolete or of limited value, or if the company fails to adequately maintain or repair the equipment. Any one or more of the preceding factors could materially impair our ability to recover principal in a foreclosure.

The economic recession and future downturns or recessions could impair the value of the collateral for our loans to our portfolio companies and consequently increase the possibility of an adverse effect on our financial condition and results of operations.

Many of our portfolio companies are susceptible to the current economic recession and may be unable to repay our loans during such periods. Therefore, our non-performing assets are likely to increase and the value of our portfolio is likely to decrease during such periods. Adverse economic conditions may also decrease the value of collateral securing some of our loans and the value of our equity investments.

In particular, intellectual property owned or controlled by our portfolio companies constitutes an important portion of the value of the collateral of our loans to our portfolio companies. Adverse economic conditions may decrease the demand for our portfolio companies’ intellectual property and consequently its value in the event of a bankruptcy or required sale through a foreclosure proceeding. As a result, our ability to fully recover the amounts owed to us under the terms of the loans may be impaired by such events.

Economic slowdowns or recessions could lead to financial losses in our portfolio and a decrease in revenues, net income and assets. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us.

A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of the portfolio company’s loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize the portfolio company’s ability to meet its obligations under the debt securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting portfolio company. In addition, if a portfolio company goes bankrupt, even though we may have structured our investment as senior debt or secured debt, depending on the facts and circumstances, including the extent to which we actually provided significant “managerial assistance,” if any, to that portfolio company, a bankruptcy court might re-characterize our debt holding and subordinate all or a portion of our claim to that of other creditors. These events could harm our financial condition and operating results.

We do not control our portfolio companies. These portfolio companies may face intense competition, including competition from companies with greater financial resources, more extensive research and development, manufacturing, marketing and service capabilities and greater number of qualified and experienced managerial and technical personnel. They may need additional financing which they are unable to secure and which we are unable or unwilling to provide, or they may be subject to adverse developments unrelated to the technologies they acquire.

We may suffer a loss if a portfolio company defaults on a loan and the underlying collateral is not sufficient.

In the event of a default by a portfolio company on a secured loan, we will only have recourse to the assets collateralizing the loan. If the underlying collateral value is less than the loan amount, we will suffer a loss. In addition, we sometimes make loans that are unsecured, which are subject to the risk that other lenders may be directly secured by the assets of the portfolio company. In the event of a default, those collateralized lenders would have priority over us with respect to the proceeds of a sale of the underlying assets. In cases described above, we may lack control over the underlying asset collateralizing our loan or the underlying assets of the portfolio company prior to a default, and as a result the value of the collateral may be reduced by acts or omissions by owners or managers of the assets.

In the event of bankruptcy of a portfolio company, we may not have full recourse to its assets in order to satisfy our loan, or our loan may be subject to equitable subordination. See “Our loans could be subject to equitable subordination by a court which would increase our risk of loss with respect to such loans” above. In addition, certain of our loans are subordinate to other debt of the portfolio company. If a portfolio company defaults on our loan or on debt senior to our loan, or in the event of a portfolio company bankruptcy, our loan will be satisfied only after the senior debt receives payment. Where debt senior to our loan exists, the presence of intercreditor arrangements may limit our ability to amend our loan documents, assign our loans, accept prepayments, exercise our remedies (through “standstill” periods) and control decisions made in bankruptcy proceedings relating to the portfolio company. Bankruptcy and portfolio company litigation can significantly increase collection losses and the time needed for us to acquire the underlying collateral in the event of a default, during which time the collateral may decline in value, causing us to suffer losses.

If the value of collateral underlying our loan declines or interest rates increase during the term of our loan, a portfolio company may not be able to obtain the necessary funds to repay our loan at maturity through refinancing. Decreasing collateral value and/or increasing interest rates may hinder a portfolio company’s ability to refinance our loan because the underlying collateral cannot satisfy the debt service coverage requirements necessary to obtain new financing. If a borrower is unable to repay our loan at maturity, we could suffer a loss which may adversely impact our financial performance.

The collateral securing a loan may not be sufficient to protect us from a partial or complete loss if we have not properly obtained or perfected a lien on such collateral or if the loan becomes non-performing, and we are required to foreclose.

While most of our loans are secured by collateral, there is no assurance that we have obtained or properly perfected our liens, or that the value of the collateral securing any particular loan will protect us from suffering a partial or complete loss if the loan becomes non-performing and we move to foreclose on the collateral.

Our loans could be subject to equitable subordination by a court which would increase our risk of loss with respect to such loans.

Courts may apply the doctrine of equitable subordination to subordinate the claim or lien of a lender against a borrower to claims or liens of other creditors of the borrower, when the lender or its affiliates is found to have engaged in unfair, inequitable or fraudulent conduct. The courts have also applied the doctrine of equitable subordination when a lender or its affiliates is found to have exerted inappropriate control over a client, including control resulting from the ownership of equity interests in a client. We have made direct equity investments or received warrants in connection with loans representing approximately 9.0% of the aggregate outstanding balance of our portfolio as of June 30, 2009. Payments on one or more of our loans, particularly a loan to a client in which we also hold an equity interest, may be subject to claims of equitable subordination. If we were deemed to have the ability to control or otherwise exercise influence over the business and affairs of one or more of our portfolio companies resulting in economic hardship to other creditors of that company, this control or influence may constitute grounds for equitable subordination and a court may treat one or more of our loans as if it were unsecured or common equity in the portfolio company. In that case, if the portfolio company were to liquidate, we would be entitled to repayment of our loan on a pro-rata basis with other unsecured debt or, if the effect of subordination was to place us at the level of common equity, then on an equal basis with other holders of the portfolio company’s common equity only after all of its obligations relating to its debt and preferred securities had been satisfied.

The inability of our portfolio companies to commercialize their technologies or create or develop commercially viable products or businesses would have a negative impact on our investment returns.

The possibility that our portfolio companies will not be able to commercialize their technology, products or business concepts presents significant risks to the value of our investment. Additionally, although some of our portfolio companies may already have a commercially successful product or product line when we invest, technology-related products and services often have a more limited market- or life-span than have products in other industries. Thus, the ultimate success of these companies often depends on their ability to continually innovate, or raise additional capital, in increasingly competitive markets. Their inability to do so could affect our investment return. In addition, the intellectual property held by our portfolio companies often represents a substantial portion of the collateral, if any, securing our investments. We cannot assure you that any of our portfolio companies will successfully acquire or develop any new technologies, or that the intellectual property the companies currently hold will remain viable. Even if our portfolio companies are able to develop commercially viable products, the market for new products and services is highly competitive and rapidly changing. Neither our portfolio companies nor we have any control over the pace of technology development. Commercial success is difficult to predict, and the marketing efforts of our portfolio companies may not be successful.

An investment strategy focused primarily on privately-held companies presents certain challenges, including the lack of available information about these companies, a dependence on the talents and efforts of only a few key portfolio company personnel and a greater vulnerability to economic downturns.

We invest primarily in privately-held companies. Generally, very little public information exists about these companies, and we are required to rely on the ability of our management team to obtain adequate information to evaluate the potential returns from investing in these companies. If we are unable to uncover all material information about these companies, then we may not make a fully informed investment decision, and we may not receive the expected return on our investment or lose some or all of the money invested in these companies. Also, privately-held companies frequently have less diverse product lines and a smaller market presence than do larger competitors. Privately-held companies are, thus, generally more vulnerable to economic downturns and may experience more substantial variations in operating results than do larger competitors. These factors could affect our investment returns.

In addition, our success depends, in large part, upon the abilities of the key management personnel of our portfolio companies, who are responsible for the day-to-day operations of our portfolio companies. Competition for qualified personnel is intense at any stage of a company’s development, and high turnover of personnel is common in technology-related companies. The loss of one or more key managers can hinder or delay a company’s implementation of its business plan and harm its financial condition. Our portfolio companies may not be able to attract and retain qualified managers and personnel. Any inability to do so may negatively impact our investment returns.

If our portfolio companies are unable to protect their intellectual property rights, then our business and prospects could be harmed. If our portfolio companies are required to devote significant resources to protecting their intellectual property rights, then the value of our investment could be reduced.

Our future success and competitive position depend in part upon the ability of our portfolio companies to obtain and maintain proprietary technology used in their products and services, which will often represent a significant portion of the collateral, if any, securing our investment. The portfolio companies will rely, in part, on patent, trade secret and trademark law to protect that technology, but competitors may misappropriate their intellectual property, and disputes as to ownership of intellectual property may arise. Portfolio companies may, from time to time, be required to institute litigation in order to enforce their patents, copyrights or other intellectual property rights, to protect their trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Such litigation could result in substantial costs and diversion of resources. Similarly, if a portfolio company is found to infringe upon or misappropriate a third party’s patent or other proprietary rights, that portfolio company could be required to pay damages to such third party, alter its own products or processes, obtain a license from the third party and/or cease activities utilizing such proprietary rights, including making or selling products utilizing such proprietary rights. Any of the foregoing events could negatively affect both the portfolio company’s ability to service our debt investment and the value of any related debt and equity securities that we own, as well as any collateral securing our investment.

We may not be able to realize our entire investment on equipment-based loans in the case of default.

We may from time-to-time provide loans that will be collateralized only by equipment of the portfolio company. If the portfolio company defaults on the loan we would take possession of the underlying equipment to satisfy the outstanding debt. The residual value of the equipment at the time we would take possession may not be sufficient to satisfy the outstanding debt and we could experience a loss on the disposition of the equipment.

Our investments in foreign securities may involve significant risks in addition to the risks inherent in U.S. investments.

Our investment strategy contemplates that a portion of our investments may be in securities of foreign companies. Investing in foreign companies may expose us to additional risks not typically associated with investing in U.S. companies. These risks include changes in exchange control regulations, political and social instability, expropriation, imposition of foreign taxes, less liquid markets and less available information than is generally the case in the U.S., higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility.

Some of our portfolio companies may need additional capital, which may not be readily available.

Our portfolio companies will often require substantial additional equity financing to satisfy their continuing working capital and other requirements, and in most instances to service the interest and principal payments on our investment. Each round of venture financing is typically intended to provide a company with only enough capital to reach the next stage of development. We cannot predict the circumstances or market conditions under which our portfolio companies will seek additional capital. It is possible that one or more of our portfolio companies will not be able to raise additional financing or may be able to do so only at a price or on terms unfavorable to us, either of which would negatively impact our investment returns. Some of these companies may be unable to obtain sufficient financing from private investors, public capital markets or traditional lenders. Accordingly, financing these types of companies may entail a higher risk of loss than would financing companies that are able to utilize traditional credit sources.

We may be unable or decide not to make additional cash investments in our portfolio companies which could result in our losing our initial investment if the portfolio company fails.

We may have to make additional cash investments in our portfolio companies to protect our overall investment value in the particular company. We retain the discretion to make any additional investments as our management determines. The failure to make such additional investments may jeopardize the continued viability of a portfolio company, and our initial (and subsequent) investments. Moreover, additional investments may limit the number of companies in which we can make initial investments. In determining whether to make an additional investment our management will exercise its business judgment and apply criteria similar to those used when making the initial investment. We cannot assure you that we will have sufficient funds to make any necessary additional investments, which could adversely affect our success and result in the loss of a substantial portion or all of our investment in a portfolio company.

We may not have sufficient funds to make follow-on investments. Our decision not to make a follow-on investment may have a negative impact on a portfolio company in need of such an investment or may result in a missed opportunity for us.

After our initial investment in a portfolio company, we may be called upon from time to time to provide additional funds to such company or have the opportunity to increase our investment in a successful situation, for example, the exercise of a warrant to purchase common stock. There is no assurance that we will make, or will have sufficient funds to make, follow-on investments. Any decision we make not to make a follow-on investment or any inability on our part to make such an investment may have a negative impact on a portfolio company in need of such an investment or may result in a missed opportunity for us to increase our participation in a successful operation and may dilute our equity interest or otherwise reduce the expected yield on our investment.

If our investments do not meet our performance expectations, you may not receive distributions.

We intend to make distributions on a quarterly basis to our stockholders. We may not be able to achieve operating results that will allow us to make distributions at a specific level or to increase the amount of these distributions from time to time. In addition, due to the asset coverage test applicable to us as a business development company, we may be limited in our ability to make distributions. See “Regulation.” Also, restrictions and provisions in any future credit facilities may limit our ability to make distributions. As a RIC, if we do not distribute a certain percentage of our income annually, we will suffer adverse tax consequences, including failure to obtain, or possible loss of, the federal income tax benefits allowable to RICs. See “Certain United States Federal Income Tax Considerations—Taxation as a Regulated Investment Company.” We cannot assure you that you will receive distributions at a particular level or at all.

Any unrealized depreciation that we experience on our loan portfolio may be an indication of future realized losses, which could reduce our income available for distribution.

As a business development company, we are required to carry our investments at market value or, if no market value is ascertainable, at the fair value as determined in good faith by our Board of Directors in accordance with procedures approved by our Board of Directors. Decreases in the market values or fair values of our investments will be recorded as unrealized depreciation. Any unrealized depreciation in our loan portfolio could be an indication of a portfolio company’s inability to meet its repayment obligations to us with respect to the affected loans. This could result in realized losses in the future and ultimately in reductions of our income available for distribution in future periods.

The lack of liquidity in our investments may adversely affect our business and, if we need to sell any of our investments, we may not be able to do so at a favorable price. As a result, we may suffer losses.

We generally invest in debt securities with terms of up to seven years and hold such investments until maturity, and we do not expect that our related holdings of equity securities will provide us with liquidity opportunities in the near-term. We invest and expect to continue investing in companies whose securities have no established trading market and whose securities are and will be subject to legal and other restrictions on resale or whose securities are and will be less liquid than are publicly-traded securities. The illiquidity of these investments may make it difficult for us to sell these investments when desired. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we had previously recorded these investments. As a result, we do not expect to achieve liquidity in our investments in the near-term. However, to maintain our qualification as a business development company and as a RIC, we may have to dispose of investments if we do not satisfy one or more of the applicable criteria under the respective regulatory frameworks. Our investments are usually subject to contractual or legal restrictions on resale, or are otherwise illiquid, because there is usually no established trading market for such investments. The illiquidity of most of our investments may make it difficult for us to dispose of the investments at a favorable price and, as a result, we may suffer losses.

Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.

We invest primarily in debt securities issued by our portfolio companies. In some cases, portfolio companies will be permitted to have other debt that ranks equally with, or senior to, the debt securities in which we invest. Such debt instruments may provide that the holders thereof are entitled to receive payment of interest or principal on or before the dates on which we are entitled to receive payments in respect of the debt securities in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any distribution in respect of our investment. After repaying such senior creditors, such portfolio company might not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt securities in which we invest, we would have to share on a pari passu basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy. In addition, we would not be in a position to control any portfolio company by investing in its debt securities. As a result, we are subject to the risk that a portfolio company in which we invest may make business decisions with which we disagree and the management of such companies, as representatives of the holders of their common equity, may take risks or otherwise act in ways that do not best serve our interests as debt investors.

Our equity related investments are highly speculative, and we may not realize gains from these investments. If our equity investments do not generate gains, then the return on our invested capital will be lower than it would otherwise be, which could result in a decline in the value of shares of our common stock.

When we invest in debt securities, we generally expect to acquire warrants or other equity securities as well. Our goal is ultimately to dispose of these equity interests and realize gains upon disposition of such interests. Over time, the gains that we realize on these equity interests may offset, to some extent, losses that we experience on defaults under debt securities that we hold. However, the equity interests that we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses that we experience.

We do not control any of our portfolio companies and therefore our portfolio companies may make decisions with which we disagree.

We do not control any of our portfolio companies, even though we may have board observation rights and our debt agreements may contain certain restrictive covenants. As a result, we are subject to the risk that a portfolio company in which we invest may make business decisions with which we disagree and the management of such company, as representatives of the holders of their common equity, may take risks or otherwise act in ways that do not serve our interests as debt investors.

Prepayments of our debt investments by our portfolio companies could adversely impact our results of operations and reduce our return on equity.

For the first six months of 2009 and full year of 2008, we received early loan repayments and paydown of working capital loans of approximately $105.5 million and $120.1 million, respectively. We are subject to the risk that the investments we make in our portfolio companies may be repaid prior to maturity. When this occurs, we will generally reinvest these proceeds in temporary investments, pending their future investment in new portfolio companies. These temporary investments will typically have substantially lower yields than the debt being prepaid and we could experience significant delays in reinvesting these amounts. Any future investment in a new portfolio company may also be at lower yields than the debt that was repaid. As a result, our results of operations could be materially adversely affected if one or more of our portfolio companies elect to prepay amounts owed to us. Additionally, prepayments could negatively impact our return on equity, which could result in a decline in the market price of our common stock.

We may not realize gains from our equity investments.

When we invest in debt securities, we generally expect to acquire warrants or other equity securities as well. However, the equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience.

Our financial results could be negatively affected if we are unable to recover our principal investment as a result of a negative pledge on the intellectual property of our portfolio companies.

In some cases, we collateralize our investments by obtaining a first priority security interest in a portfolio companies’ assets, which may include their intellectual property. In other cases, we may obtain a first priority security interest in a portion of a portfolio company’s assets and a negative pledge covering a company’s intellectual property and a first priority security interest in the proceeds from such intellectual property. In the case of a negative pledge, the portfolio company cannot encumber or pledge their intellectual property without our permission. In the event of a default on a loan, the intellectual property of the portfolio company will most likely be liquidated to provide proceeds to pay the creditors of the company. As a result, a negative pledge may affect our ability to fully recover our principal investment. In addition, there can be no assurance that our security interest in the proceeds of the intellectual property will be enforceable in a court of law or bankruptcy court.

At June 30, 2009, approximately 71.8% of our portfolio company loans were secured by a first priority security in all of the assets of the portfolio company, 1.4% of our portfolio company loans were secured by a second priority security in all of the assets of the portfolio company and 26.8% portfolio company loans were prohibited from pledging or encumbering their intellectual property pursuant to negative pledges.

We may choose to waive or defer enforcement of covenants in the debt securities held in our portfolio, which may cause us to lose all or part of our investment in these companies.

We structure the debt investments in our portfolio companies to include business and financial covenants placing affirmative and negative obligations on the operation of the company’s business and its financial condition. However, from time to time we may elect to waive breaches of these covenants, including our right to payment, or waive or defer enforcement of remedies, such as acceleration of obligations or foreclosure on collateral, depending upon the financial condition and prospects of the particular portfolio company. These actions may reduce the likelihood of our receiving the full amount of future payments of interest or principal and be accompanied by a deterioration in the value of the underlying collateral as many of these companies may have limited financial resources, may be unable to meet future obligations and may go bankrupt. This could negatively impact our ability to pay dividends and cause the loss of all or part of your investment.

Risks Related to Our Common Stock

Investing in shares of our common stock may involve an above average degree of risk.

The investments we make in accordance with our investment objective may result in a higher amount of risk, volatility or loss of principal than alternative investment options. Our investments in portfolio companies may be highly speculative and aggressive, and therefore, an investment in our common stock may not be suitable for investors with lower risk tolerance.

Our common stock may trade below its net asset value per share, which limits our ability to raise additional equity capital.

If our common stock is trading below its net asset value per share, we will generally not be able to issue additional shares of our common stock at its market price without first obtaining the approval for such issuance from our stockholders and our independent directors. Shares of business development companies, including shares of our common stock, have been trading at discounts to their net asset values. As of June 30, 2009, our net asset value per share was $10.27. The daily average closing price of our shares on the NASDAQ Global Select Market for the quarter ended June 30, 2009 was $7.36. If our common stock trades below net asset value, the higher cost of equity capital may result in it being unattractive to raise new equity, which may limit our ability to grow. The risk of trading below net asset value is separate and distinct from the risk that our net asset value per share may decline. We cannot predict whether shares of our common stock will trade above, at or below our net asset value.

Provisions of the Maryland General Corporation Law, and of our charter and bylaws, could deter takeover attempts and have an adverse impact on the price of our common stock.

The Maryland General Corporation Law and our charter and bylaws contain provisions that may have the effect of discouraging, delaying, or making difficult a change in control of our company or the removal of our incumbent directors. We will be covered by the Business Combination Act of the Maryland General Corporation Law to the extent that such statute is not superseded by applicable requirements of the 1940 Act. However, our Board of Directors has adopted a resolution exempting from the Business Combination Act any business combination between us and any person to the extent that such business combination receives the prior approval of our board, including a majority of our directors who are not interested persons as defined in the 1940 Act. In addition, our bylaws contain a provision exempting from the Control Share Acquisition Act any and all acquisitions by any person of shares of our stock. The Business Combination Act (if our board should repeal the resolution) and the Control Share Acquisition Act (if we amend our bylaws to be subject to that Act) may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Under our charter, our Board of Directors is divided into three classes serving staggered terms, which will make it more difficult for a hostile bidder to acquire control of us. In addition, our Board of Directors may, without stockholder action, authorize the issuance of shares of stock in one or more classes or series, including preferred stock. Subject to compliance with the 1940 Act, our Board of Directors may, without stockholder action, amend our charter to increase the number of shares of stock of any class or series that we have authority to issue. The existence of these provisions, among others, may have a negative impact on the price of our common stock and may discourage third party bids for ownership of our company. These provisions may prevent any premiums being offered to you for shares of our common stock.

If we conduct an offering of our common stock at a price below net asset value, investors are likely to incur immediate dilution upon the closing of the offering.

At our Annual Meeting of Stockholders on June 3, 2009, stockholders approved a proposal authorizing us to sell up to 20% of our common stock at a price below the Company’s net asset value per share, subject to Board approval of the offering. If we were to issue shares at a price below net asset value, such sales would result in an immediate dilution to existing common stockholders, which would include a reduction in the net asset value per share as a result of the issuance. This dilution would also include a proportionately greater decrease in a stockholder’s interest in our earnings and assets and voting interest in us than the increase in our assets resulting from such issuance.

In addition, if we determined to conduct additional offerings in the future there may be even greater discounts if we determine to conduct such offerings at prices below net asset value. As a result, investors will experience further dilution and additional discounts to the price of our common stock.

Because the number of shares of common stock that could be so issued and the timing of any issuance is not currently known, the actual dilutive effect of an offering cannot be predicted. We did not sell any of our common stocks at a price below our net asset value during the six months ended June 30, 2009.

Current levels of market volatility are unprecedented. Our common stock price has been and continues to be volatile and may decrease substantially.

The capital and credit market have been experiencing extreme volatility and disruption for more than 12 months. Although the markets have improved in recent months, the volatility and disruption have reached unprecedented levels, and we have experienced greater than usual stock price volatility. In some cases, the markets have produced downward pressure on stock prices and credit availability for certain issuers without regard to those issuers’ underlying financial strength. If current levels of market volatility continue or worsen, there can be no assurance that we will not experience an adverse effect, which may be material, on our ability to access capital and on our business, financial condition and results of operations.

In addition, the trading price of our common stock following an offering may fluctuate substantially. The price of the common stock that will prevail in the market after an offering may be higher or lower than the price you paid and the liquidity of our common stock may be limited, in each case depending on many factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include, but are not limited to, the following:

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of securities of RICs, business development companies or other financial services companies;

•	any inability to deploy or invest our capital;

•	fluctuations in interest rates;

•	any shortfall in revenue or net income or any increase in losses from levels expected by investors or securities analysts;

•

the financial performance of specific industries in which we invest in on a recurring basis; announcement of strategic developments, acquisitions, and other material events by us or our competitors, or operating performance of companies comparable to us;

•	changes in regulatory policies or tax guidelines with respect to RICs or business development companies;

•	losing RIC status;

•	actual or anticipated changes in our earnings or fluctuations in our operating results, or changes in the expectations of securities analysts;

•	changes in the value of our portfolio of investments;

•	realized losses in investments in our portfolio companies;

•	general economic conditions and trends;

•	inability to access the capital markets;

•	loss of a major funded source; or

•	departures of key personnel.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Due to the potential volatility of our stock price, we may be the target of securities litigation in the future. Securities litigation could result in substantial costs and could divert management’s attention and resources from our business.

We may be unable to invest the net proceeds raised from an offering on acceptable terms, which would harm our financial condition and operating results.

Until we identify investments for our portfolio, we intend to invest the net proceeds from an offering in cash, cash equivalents, U.S. government securities or high-quality debt securities. We cannot assure you that we will be able to complete investments that meet our investment criteria or that any investment we complete using the proceeds from an offering will produce a sufficient return. Moreover, because we may not have identified all investments at the time of an offering, we will have broad authority to invest the net proceeds of an offering. We will not receive any proceeds from an offering by the selling holders.

FORWARD-LOOKING STATEMENTS; MARKET DATA

The matters discussed in this prospectus, as well as in future oral and written statements by management of Hercules Technology Growth Capital, that are forward-looking statements are based on current management expectations that involve substantial risks and uncertainties which could cause actual results to differ materially from the results expressed in, or implied by, these forward-looking statements. Forward-looking statements relate to future events or our future financial performance. We generally identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar words. Important assumptions include our ability to originate new investments, achieve certain margins and levels of profitability, the availability of additional capital, and the ability to maintain certain debt to asset ratios. In light of these and other uncertainties, the inclusion of a projection or forward-looking statement in this prospectus should not be regarded as a representation by us that our plans or objectives will be achieved. The forward-looking statements contained in this prospectus include statements as to:

•	our future operating results;

•	our business prospects and the prospects of our prospective portfolio companies;

•	the impact of investments that we expect to make;

•	our informal relationships with third parties;

•	the dependence of our future success on the general economy and its impact on the industries in which we invest;

•	the ability of our portfolio companies to achieve their objectives;

•	our expected financings and investments;

•	our regulatory structure and tax status;

•	our ability to operate as a business development company and a RIC;

•	the adequacy of our cash resources and working capital; and

•	the timing of cash flows, if any, from the operations of our portfolio companies.

For a discussion of factors that could cause our actual results to differ from forward-looking statements contained in this prospectus, please see the discussion under “Risk Factors.” You should not place undue reliance on these forward-looking statements. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made.

This prospectus contains third-party estimates and data regarding valuations of venture capital-backed companies. This data was reported by Dow Jones VentureSource, an independent venture capital industry research company which we refer to as VentureSource. VentureSource is commonly relied upon as an information source in the venture capital industry. Although we have not independently verified any such data, we believe that the industry information contained in such releases and data tables and included in this prospectus is reliable.

We have compiled certain industry estimates presented in this prospectus from internally generated information and data. While we believe our estimates are reliable, they have not been verified by any independent sources. The estimates are based on a number of assumptions, including increasing investment in venture capital and private equity-backed companies. Actual results may differ from projections and estimates, and this market may not grow at the rates projected, or at all. If this market fails to grow at projected rates, our business and the market price of our common stock could be materially adversely affected.

USE OF PROCEEDS

We intend to use the net proceeds from selling shares of common stock for general corporate purposes, which include investing in debt and equity securities and other general corporate purposes. The supplement to this prospectus relating to an offering will more fully identify the use of proceeds from such offering.

We anticipate that substantially all of the net proceeds from any offering of our shares of common stock will be used as described above within twelve months, but in no event longer than two years. Pending such uses and investments, we will invest the net proceeds primarily in cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment. Our ability to achieve our investment objective may be limited to the extent that the net proceeds of any offering, pending full investment, are held in lower yielding short-term instruments.

PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

Our common stock is traded on the Nasdaq Global Select Market under the symbol “HTGC.”

The following table sets forth the range of high and low sales prices of our common stock as reported on the Nasdaq Global Select Market, the closing sales price as a percentage of net asset value and the dividends declared by us for each fiscal quarter. The stock quotations are interdealer quotations and do not include markups, markdowns or commissions.

		Price Range		Premium/ Discount of High Sales Price to NAV	Premium/ Discount of Low Sales Price to NAV	Cash Dividend per Share(2)
	NAV(1)	High	Low
2007
First quarter	$11.68	$14.50	$12.77	124.1%	109.3%	$0.300
Second quarter	$12.05	$14.71	$12.80	122.1%	106.2%	$0.300
Third quarter	$11.97	$14.02	$11.32	117.1%	94.6%	$0.300
Fourth quarter	$12.31	$13.60	$10.87	110.5%	88.3%	$0.300
2008
First quarter	$12.28	$12.75	$9.59	103.8%	78.1%	$0.340
Second quarter	$12.21	$11.32	$8.93	92.7%	73.1%	$0.340
Third quarter	$12.25	$11.35	$7.95	92.7%	64.9%	$0.340
Fourth quarter	$11.56	$10.24	$4.57	88.6%	39.5%	$0.340
2009
First quarter	$10.94	$8.62	$3.41	78.8%	31.2%	$0.320
Second quarter	$10.27	$8.89	$4.76	86.8%	46.3%	$0.300
Third quarter (through September 24, 2009)	*	$10.35	$8.33	*	*	$0.300

(1)	Net asset value per share is generally determined as of the last day in the relevant quarter and therefore may not reflect the net asset value per share on the date of the high and low sales prices. The net asset values shown are based on outstanding shares at the end of each period.
(2)	Represents the dividend declared in the specified quarter. The dividend paid in the first quarter of 2009 was comprised of cash and stock.
*	Net asset value has not yet been calculated for this period.

The last reported price for our common stock on September 24, 2009 was $9.88 per share.

Shares of business development companies may trade at a market price that is less than the value of the net assets attributable to those shares. The possibility that our shares of common stock will trade at a discount from net asset value or at premiums that are unsustainable over the long term are separate and distinct from the risk that our net asset value will decrease. At times, our shares of common stock have traded at a premium to net asset value and at times our shares of common stock have traded at a discount to the net assets attributable to those shares. It is not possible to predict whether the shares offered hereby will trade at, above, or below net asset value.

Dividends

The following table summarizes our dividends declared and paid on all shares, including restricted stock, to date:

Date Declared	Record Date	Payment Date	Amount Per Share
October 27, 2005	November 1, 2005	November 17, 2005	$0.025
December 9, 2005	January 6, 2006	January 27, 2006	0.300
April 3, 2006	April 10, 2006	May 5, 2006	0.300
July 19, 2006	July 31, 2006	August 28, 2006	0.300
October 16, 2006	November 6, 2006	December 1, 2006	0.300
February 7, 2007	February 19, 2007	March 19, 2007	0.300
May 3, 2007	May 16, 2007	June 18, 2007	0.300
August 2, 2007	August 16, 2007	September 17, 2007	0.300
November 1, 2007	November 16, 2007	December 17, 2007	0.300
February 7, 2008	February 15, 2008	March 17, 2008	0.300
May 8, 2008	May 16, 2008	June 16, 2008	0.340
August 7, 2008	August 15, 2008	September 15, 2008	0.340
November 6, 2008	November 14, 2008	December 15, 2008	0.340
February 12, 2009	February 23, 2009	March 30, 2009	0.320	*
May 7, 2009	May 15, 2009	June 15, 2009	0.300
August 6, 2009	August 14, 2009	September 14, 2009	0.300

			$4.665

*	Dividend paid in cash and stock

Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the stockholder’s tax basis, and any remaining distributions would be treated as a capital gain. The determination of the tax attributes of our distributions is made annually as of the end of our fiscal year based upon its taxable income for the full year and distributions paid for the full year, therefore a determination made on a quarterly basis may not be representative of the actual tax attributes of our distributions for a full year. If the company had determined the attributes of its distributions year-to-date as of June 30, 2009, approximately $0.62 or 100% would be from ordinary income and earnings spilled over from 2008, however there can be no certainty to shareholders that this determination is representative of what the tax attributes of its 2009 distributions to shareholders will actually be. During 2008, we distributed $1.32 per share to our shareholders of which 100% was deemed to be a distribution of income and is considered ordinary income to our shareholders in 2008.

We intend to distribute quarterly dividends to our stockholders. In order to avoid certain excise taxes imposed on RICs, we currently intend to distribute during each calendar year an amount at least equal to the sum of (1) 98% of our ordinary income for the calendar year, (2) 98% of our capital gains in excess of capital losses for the one year period ending on October 31 of the calendar year, and (3) any ordinary income and net capital gains for the preceding year that were not distributed during such year. We will not be subject to excise taxes on amounts on which we are required to pay corporate income tax (such as retained net capital gains). In order to obtain the tax benefits applicable to RICs, we will be required to distribute to our stockholders with respect to each taxable year at least 90% of our ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses.

Effective in 2009, our Board of Directors adopted a policy to distribute four quarterly distributions in an amount that approximates 90 to 95% of our taxable income. In addition, at the end of the year, we may also pay an additional special dividend, such that we may distribute approximately 98% of our annual taxable income in the year it was earned, instead of spilling over our excess taxable income.

On February 12, 2009, the Board of Directors announced a dividend of $0.32 per share to shareholders of record as of February 23, 2008. In accordance with the Internal Revenue Procedure released in January 2009, our Board of Directors determined to pay 90% of the dividend in newly issued shares of common stock and 10% of the dividend in cash. On March 30, 2009, we paid a cash dividend of approximately $1.1 million and issued approximately 1.9 million shares of common stock as stock dividend in satisfaction of the dividend declared on February 12, 2009. The market value per share of common stock used to compute the stock dividend (the “Dividend Share Value”) is the volume weighted average price per share of HTGC’s common stock for the three business day period of March 23, March 24 and March 25, 2009. We currently intend to retain for investment some or all of our net capital gains (that is, the excess of our realized net long-term capital gains over our realized net short-term capital losses) and to make deemed distributions to our stockholders of any retained net capital gains. If this happens, you will be treated as if you received an actual distribution of the capital gains we retain and then reinvested the net after-tax proceeds in our common stock. You also may be eligible to claim a tax credit (or, in certain circumstances, a tax refund) equal to your allocable share of the tax we paid on the capital gains deemed distributed to you. Please refer to “Certain United States Federal Income Tax Considerations” for further information regarding the consequences of our retention of net capital gains. To the extent that we do not retain all of our net capital gains, we will make actual distributions to our stockholders of such gains.

We can offer no assurance that we will achieve results that will permit the payment of any cash distributions and, if we issue senior securities, we will be prohibited from making distributions if doing so causes us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if distributions are limited by the terms of any of our borrowings. See “Regulation.”

We maintain an “opt-out” dividend reinvestment plan for our common stockholders. As a result, if we declare a dividend, cash dividends will be automatically reinvested in additional shares of our common stock unless the stockholder specifically “opts out” of the dividend reinvestment plan and chooses to receive cash dividends. See “Dividend Reinvestment Plan.”

Our ability to make distributions will be limited by the asset coverage requirements under the 1940 Act. For a more detailed discussion, see “Regulation.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our consolidated financial statements and related notes and other financial information appearing elsewhere in this report. In addition to historical information, the following discussion and other parts of this report contain forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated by such forward-looking information due to the factors discussed under “Risk Factors” and “Forward-Looking Statements; Market Data” appearing elsewhere herein.

Overview

We are a specialty finance company that provides debt and equity growth capital to technology-related companies at all stages of development from seed and emerging growth to expansion and established stages of development. We primarily finance privately-held companies backed by leading venture capital and private equity firms, and may also finance select publicly listed companies and lower middle market companies. Our principal office is located in the Silicon Valley and we have additional offices in Boston, Boulder and Chicago. Our goal is to be the leading structured debt financing provider of choice for venture capital and private equity backed technology-related companies requiring sophisticated and customized financing solutions. Our strategy is to evaluate and invest in a broad range of companies active in the technology and life science industries and to offer a full suite of growth capital products up and down the capital structure. We invest primarily in structured debt with warrants and, to a lesser extent, in senior debt and equity investments. We use the term “structured debt with warrants” to refer to any debt investment, such as a senior or subordinated secured loan, that is coupled with an equity component, including warrants, options or rights to purchase common or preferred stock. Our structured debt with warrants investments will typically be secured by all assets of the portfolio company or a portion thereof.

Our primary business objectives are to increase our assets from operations, net investment income and net asset value by investing in structured debt with warrants and equity of venture capital and private equity backed technology-related companies with attractive current yields and the potential for equity appreciation and realized gains. We are an internally managed, non-diversified closed-end investment company that has elected to be regulated as a business development company under the 1940 Act. As a business development company, we are required to comply with certain regulatory requirements. For instance, we generally have to invest at least 70% of our total assets in “qualifying assets,” including securities of private U.S. companies, cash, cash equivalents, U.S. government securities and high-quality debt investments that mature in one year or less.

From incorporation through December 31, 2005, we were taxed as a corporation under Subchapter C of the Internal Revenue Code (the Code). We are treated for federal income tax purposes as a RIC under Subchapter M of the Code as of January 1, 2006. To qualify for the benefits allowable to a RIC, we must, among other things, meet certain source-of-income and asset diversification and income distribution requirements. Pursuant to this election, we generally will not have to pay corporate-level taxes on any income that we distribute to our stockholders. However, such an election and qualification to be treated as a RIC requires that we comply with certain requirements contained in Subchapter M of the Code. For example, a RIC must meet certain requirements, including source-of-income, asset diversification and income distribution requirements. The income source requirement mandates that we receive 90% or more of our income from qualified earnings, typically referred to as “good income.” Qualified earnings may exclude such income as management fees received in connection with our SBIC or other potential outside managed funds and certain other fees.

Our portfolio is comprised of, and we anticipate that our portfolio will continue to be comprised of, investments primarily in technology-related companies at various stages of development. Consistent with regulatory requirements, we invest primarily in United States based companies and to a lesser extent in foreign companies. Since 2008, our investing emphasis has been primarily on private companies following or in connection with a subsequent institutional round of equity financing, which we refer to as expansion-stage companies and private companies in later rounds of financing and certain public companies, which we refer to as established-stage companies and lower middle market companies. We have also historically focused our investment activities in private companies following or in connection with the first institutional round of financing, which we refer to as emerging-growth companies. Early in 2008, we announced our “slow and steady” investment strategy and the shift in our investment focus to established-stage, or lower middle market companies. These changes were made to manage our credit performance, maintain adequate liquidity and manage our operating expenses in this extremely challenging and unprecedented credit environment.

The U.S. capital and credit markets have been experiencing extreme disruption since the summer of 2008, as evidenced by a lack of liquidity in the debt capital markets, significant write-offs in the financial services sector, the repricing of credit risk in the broadly syndicated credit market and the failure of many major financial institutions. These events have contributed to a continuing severe economic recession that is materially and adversely impacting the broader financial and credit markets and reducing the availability of credit and equity capital for the markets as a whole and financial services firms in particular, including us. Like many other companies, we have also begun engaging in activities to deleverage our balance sheet and strengthen cash resources available to us.

Portfolio and Investment Activity

The total value of our investment portfolio was $452.4 million at June 30, 2009 as compared to $581.3 million, $530.0 million and $283.2 million at the years ended December 31, 2008, 2007 and 2006. During the six-month period ended June 30, 2009 and the years ended December 31, 2008, 2007 and 2006, we made debt commitments totaling $134.8 million, $405.7 million, $480.5 million and $239.5 million, respectively, and funded approximately $68.2 million, $346.0 million, $355.5 million, and $193.0 million, respectively. Debt commitments for the six month period ended June 30, 2009 included commitments of approximately $7.0 million to one new portfolio company, $39.6 million in refinancing through our SBIC, renewals of approximately $27.5 million of working capital lines and restructurings of approximately $60.7 million. During the six-month period ended June 30, 2009, we made an equity investment of approximately $400,000 in one existing portfolio company. At June 30, 2009, we had unfunded contractual commitments of $25.0 million to 11 portfolio companies. Since these commitments may expire without being drawn, unfunded commitments do not necessarily represent future cash requirements. In addition, the Company had no non-binding term sheets outstanding. Non-binding outstanding term sheets are subject to completion of the Company’s due diligence and final approval process, as well as the negotiation of definitive documentation with the prospective portfolio companies. Not all non-binding term sheets are expected to close and do not necessarily represent future cash requirements.

The fair value of the loan portfolio at June 30, 2009 was approximately $411.7 million, compared to a fair value of approximately $540.1 million, $482.1 million and $266.7 million at the years ended December 31, 2008, 2007 and 2006. The fair value of the equity portfolio at June 30, 2009 was approximately $25.4 million. The fair value of the equity portfolio at the years ended December 31, 2008, 2007 and 2006 was approximately $23.4 million, $26.2 million and $8.1 million, respectively. The fair value of our warrant portfolio at June 30, 2009 was approximately $15.3 million. The fair value of the warrant portfolio at the years ended December 31, 2008, 2007 and 2006 was approximately $17.9 million, $21.6 million and $8.4 million, respectively.

We receive payments in our loan portfolio based on scheduled amortization of the outstanding balances. In addition, we receive repayments of some of our loans prior to their scheduled maturity date. The frequency or volume of these repayments may fluctuate significantly from period to period. During the six-month period ended June 30, 2009, we received normal principal amortization repayments of $62.0 million, and early repayments and working line of credit paydowns totaling $105.0 million. For the years ended December 31, 2008, 2007 and 2006, we received normal principal amortization payments of approximately $110.3 million,

$66.5 million and $45.7 million, respectively, and early repayments and working line of credit paydowns totaling approximately $105.5 million, $83.8 million and $41.9 million, respectively. Total portfolio investment activity (exclusive of unearned income) as of the six-month period ended June 30, 2009 and as of year ended December 31, 2008 is as follows:

(in millions)	Six Months Ended June 30, 2009	Year Ended December 31, 2008
Beginning Portfolio	$581.3	$530.0
Purchase of debt investments	68.2	346.0
Equity Investments	0.4	5.9
Sale of Investments	(7.9)	(17.5)
Principal payments received on investments	(62.0)	(110.3)
Early pay-offs and Working Capital paydowns	(105.5)	(159.6)
Accretion of loan discounts and paid-in-kind principal	4.5	8.2
Net change in unrealized depreciation in investments	(26.6)	(21.4)

Ending Portfolio	$452.4	$581.3

The following table shows the fair value of our portfolio of investments by asset class (excluding unearned income) as of the six-month period ended June 30, 2009 and as of the year ended December 31, 2008:

(in thousands)	June 30, 2009		December 31, 2008
	Investments at Fair Value	Percentage of Total Portfolio	Investments at Fair Value	Percentage of Total Portfolio
Senior secured debt with warrants	$357,212	78.9%	$445,574	76.6%
Senior secured debt	63,644	14.1	106,266	18.2
Preferred stock	22,494	5.0	21,249	3.8
Senior debt-second lien with warrants	6,138	1.4	6,097	1.0
Common Stock	2,902	0.6	2,115	0.4

	$452,390	100.0%	$581,301	100.0%

A summary of our investment portfolio at value by geographic location as of the six-month period ended June 30, 2009 and as of the year ended December 31, 2008 is as follows:

(in thousands)	June 30, 2009		December 31, 2008
	Investments at Fair Value	Percentage of Total Portfolio	Investments at Fair Value	Percentage of Total Portfolio
United States	$407,932	90.2%	$537,470	92.5%
Canada	21,389	4.7	21,210	3.6
Israel	20,069	4.4	19,621	3.4
Netherlands	3,000	0.7	3,000	0.5

	$452,390	100.0%	$581,301	100.0%

Our portfolio companies are primarily privately held expansion and established-stage companies in the biopharmaceutical, communications and networking, consumer and business products, electronics and computers, energy, information services, internet consumer and business services, medical devices, semiconductor and software industry sectors. These sectors are characterized by high margins, high growth rates, consolidation and product and market extension opportunities. Value is often vested in intangible assets and intellectual property.

At June 30, 2009, we had investments in two portfolio companies deemed to be Affiliates. Income derived from these investments was less than $500,000 since these investments became Affiliates. We recognized a realized loss of approximately $4.0 million during the six-month period ended June 30, 2009 in a portfolio company that was an affiliate prior to the disposal of the investment. No realized gains or losses related to Affiliates were recognized during the six-month period ended June 30, 2008 and as of years ended December 31, 2008, 2007 and 2006.

The following table shows the fair value of our portfolio by industry sector at June 30, 2009 and December 31, 2008 (excluding unearned income):

(in thousands)	June 30, 2009		December 31, 2008
	Investments at Fair Value	Percentage of Total Portfolio	Investments at Fair Value	Percentage of Total Portfolio
Communications & networking	$73,813	16.3%	$118,133	20.3%
Software	63,758	14.1	80,885	13.9
Drug discovery	56,620	12.5	70,320	12.1
Information services	49,147	10.9	63,533	10.9
Electronics & computer hardware	30,249	6.7	40,481	7.0
Biotechnology tools	27,106	6.0	29,124	5.0
Consumer & business products	25,536	5.6	25,250	4.3
Specialty pharmaceuticals	22,353	4.9	29,870	5.1
Drug delivery	21,648	4.8	24,952	4.3
Therapeutic	20,659	4.6	15,661	2.7
Internet consumer & business services	18,983	4.2	19,759	3.4
Semiconductors	15,251	3.4	17,766	3.1
Diagnostic	13,541	3.0	13,494	2.3
Media/Content/Info	11,229	2.5	17,667	3.1
Surgical Devices	2,370	0.4	10,013	1.7
Energy	127	0.1	4,393	0.8

	$452,390	100.0%	$581,301	100.0%

We use an investment grading system, which grades each debt investment on a scale of 1 to 5, to characterize and monitor our expected level of risk on the debt investments in our portfolio with 1 being the highest quality. The following table shows the distribution of our outstanding debt investments on the 1 to 5 investment grading scale at fair value as of June 30, 2009 and December 31, 2008.

	June 30, 2009		December 31, 2008
(in thousands)	Investments at Fair Value	Percentage of Total Portfolio	Investments at Fair Value	Percentage of Total Portfolio
Investment Grading
1	$28,745	7.0%	$22,293	4.1%
2	211,057	51.3	326,106	60.4
3	109,196	26.5	159,980	29.6
4	54,278	13.2	29,460	5.5
5	8,391	2.0	2,215	0.4

	$411,667	100.00%	$540,054	100.00%

As of June 30, 2009, our investments had a weighted average investment grading of 2.70 as compared to 2.39, 2.20, and 2.14 at December 31, 2008, December 31, 2007 and December 31, 2006, respectively. We are shifting our focus to expansion and established-stage companies in order to maintain our portfolio credit quality despite the current adverse financial markets. However, there is no guarantee that this strategy will be successful. Our policy is to lower the grading on our portfolio companies as they approach the point in time when they will require additional equity capital. Additionally, we may downgrade our portfolio companies if they are not meeting our financing criteria and their respective business plans. Various companies in our portfolio will require additional funding in the near term or have not met their business plans and have therefore been downgraded until their funding is complete or their operations improve. At June 30, 2009, 16 portfolio companies were graded 3 and 6 portfolio companies were graded 4, as compared to 19 portfolio companies that were graded 3 and 5 portfolio companies that were graded 4 at December 31, 2008. At June 30, 2009 and December 31, 2008, there were 6 and 5 portfolio companies that were graded 5, respectively.

The effective yield on our debt investments at June 30, 2009, December 31, 2008, December 31, 2007 and December 31, 2006 was 16.1%, 13.5%, 12.8%, and 14.9%, respectively. The increase in the effective yield is primarily due to higher fee income attributed to loan amendments. The overall weighted average yield to maturity of our loan obligations was approximately 13.5% at June 30, 2009 as compared to 12.87%, 12.7% and 12.64% as of December 31, 2008, December 31, 2007 and December 31, 2006, respectively, attributed to higher interest rates on new loans and loans refinanced in the second quarter of 2009. The weighted average yield to maturity is computed using the interest rates in effect at the inception of each of the loans, and includes amortization of the loan facility fees, commitment fees and market premiums or discounts over the expected life of the debt investments, weighted by their respective costs when averaged and based on the assumption that all contractual loan commitments have been fully funded and held to maturity.

We generate revenue in the form of interest income, primarily from our investments in debt securities, and commitment and facility fees. Fees generated in connection with our debt investments are recognized over the life of the loan or, in some cases, recognized as earned. In addition, we generate revenue in the form of capital gains, if any, on warrants or other equity-related securities that we acquire from our portfolio companies. Our investments generally range from $1.0 million to $25.0 million. Our debt investments have a term of between two and seven years and typically bear interest at a rate ranging from Prime to 17% as of June 30, 2009. In addition to the cash yields received on our loans, in some instances, our loans may also include any of the following: end-of-term payments, exit fees, balloon payment fees, PIK provisions, prepayment fees, and diligence fees, which may be required to be included in income prior to receipt. In most cases, we collateralize our investments by obtaining security interests in our portfolio companies’ assets, which may include their intellectual property. In other cases, we may obtain a negative pledge covering a company’s intellectual property. At June 30, 2009, approximately 71.8% of portfolio company loans were secured by a first priority security in all of the assets of the portfolio company, 26.8% of portfolio company loans were prohibited from pledging or encumbering the portfolio company’s intellectual property and 1.4% of our loans are second lien facilities. Interest on debt securities is generally payable monthly, with amortization of principal typically occurring over the term of the security for emerging-growth, expansion-stage and established-stage companies. In addition, certain loans may include an interest-only period ranging from three to eighteen months for emerging-growth and expansion-stage companies and longer for established-stage companies. In limited instances in which we choose to defer amortization of the loan for a period of time from the date of the initial investment, the principal amount of the debt securities and any accrued but unpaid interest become due at the maturity date.

Our investments in structured debt with warrants also generally have equity enhancement features, typically in the form of warrants or other equity-related securities designed to provide us with an opportunity for capital appreciation. As of June 30, 2009, we have received warrants in connection with the majority of our debt investments in each portfolio company. Our warrant coverage generally ranges from 3% to 20% of the principal amount invested in a portfolio company, with a strike price equal to the most recent equity financing round. As of June 30, 2009, we hold warrants in 88 portfolio companies, with a fair value of approximately $15.3 million included in the investment portfolio of $452.4 million. These warrant holdings would require us to invest approximately $52.5 million to exercise such warrants. However, these warrants may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our warrant interests.

Results of Operations

Comparison of the Six-Month Periods Ended June 30, 2009 and 2008

Operating Income

Interest income totaled approximately $33.8 million for the six-month periods ended June 30, 2009, compared with $30.3 million for the six-month periods ended June 30, 2008, respectively. Income from commitment, facility and loan related fees totaled approximately $6.1 million for the six-month periods ended June 30, 2009, compared with $4.3 million in the same periods ended June 30, 2008, respectively. In the six months ended June 30, 2009 and 2008, total investment income increased $5.3 million year over year, respectively, despite a decline of 9% in average investment assets over the same period, due to higher average yield on the debt portfolio, early debt repayment fees, restructuring charges and default interest on certain debt investments.

Operating Expenses

Operating expenses totaled approximately $16.6 million during the six months ended June 30, 2009, compared with $15.7 million for the six months ended June 30, 2008, respectively. Operating expenses for the six months ended June 30, 2009 included interest expense, loan fees and unused commitment fees of approximately $6.5 million, respectively, compared with $5.7 million for the six-month periods ended June 30, 2008. The 14% decrease in interest and loan fee expenses relates to a lower average outstanding debt balance of $135.8 million in the second quarter of 2009 as compared to $180.9 million in the second quarter of 2008 as well as a lower average cost of debt as the Citibank/Deutsche Bank credit facility was paid off on March 29, 2009. The higher cost of capital for the six months ended June 30, 2009 as compared to the same period of 2008 is primarily due to the Citibank/Deutsche Bank credit facility entering the amortization period during which borrowings under the facility was bearing interest at LIBOR + 650 Bps as compared to the prior year when the facility interest rate was at LIBOR + 120 Bps.

Employee compensation and benefits were relatively consistent at approximately $5.7 million during the six months ended June 30, 2009, compared with $5.7 million during the six-month periods ended June 30 2008, respectively. General and administrative expenses for the six month periods ended June 30, 2009 which include legal, consulting and accounting fees, insurance premiums, rent and various other expenses decreased $3.4 million, down from $3.4 million during the six months ended June 30, 2008. The decrease was primarily attributable to lower expense for legal, travel and entertainment, and recruiting offset by higher work-out and public company related expenses. In addition, we incurred approximately $989,000 of stock-based compensation expense in the six months of 2009 as compared $901,000 in the same periods of 2008. The increase was due to additional option and restricted stock grants made in 2009, which increased the basis of the total stock based compensation expenses during six month periods of 2009.

Net Investment Income Before Investment Gains and Losses

Net investment income per share was $0.69 for the first six months of 2009, compared to $0.58 per share in the same period of 2008. Net investment income before investment gains and losses for the six months ended June 30, 2009 totaled $23.4 million as compared to $19.0 million in the six-month periods of 2008. The changes are made up of the items described above under “Operating Income” and “Operating Expenses”.

Net Investment Realized Gains and Losses and Unrealized Appreciation and Depreciation

Realized gains or losses are measured by the difference between the net proceeds from the repayment or sale and the cost basis of the investment without regard to unrealized appreciation or depreciation previously recognized, and includes investments charged off during the period, net of recoveries. Net change in unrealized appreciation or depreciation primarily reflects the change in portfolio investment values during the reporting period, including the reversal of previously recorded unrealized appreciation or depreciation when gains or losses are realized.

For the six months ended June 30, 2009, we generated realized gains totaling approximately $1.5 million mainly from the sale of common stock of one biotech company, one drug delivery company and one drug discovery company. We recognized realized losses on loans, equity and warrants of approximately $6.9 million from the investment exit from one software company, one drug discovery company and one communication and networking company. For the six months ended June 30, 2008, we generated realized gain totaling approximately $5.5 million due to the sale of one biopharmaceutical company offset by $615,000 loss primarily from the sale of one semiconductors company. A summary of realized gains and losses and unrealized appreciation and depreciation for the three and six-month periods ended June 30, 2009 and 2008 is as follows:

	Six Months Ended June 30,
(in thousands)	2009	2008
Realized gains	$1,544	$5,482
Realized losses	(6,876)	(615)

Net realized gains (losses)	$(5,332)	$4,867

During the six months ended June 30, 2009 and 2008, net unrealized depreciation totaled approximately $26.6 million and $4.4 million, respectively. The net unrealized appreciation and depreciation of our investments is based on fair value of each investment determined in good faith by our Board of Directors. This net unrealized depreciation was primarily comprised of decreases in the carrying value of our portfolio companies due to credit performance and market conditions. For the six-month period ended June 30, 2009 approximately $29.7 million of the net depreciation recognized was attributable to debt investments in those companies. The remaining depreciation was attributable to depreciation of approximately $1.1 million in warrants held in our portfolio companies offset by appreciation of approximately $4.2 million in our equity investments. As of June 30, 2009, the net unrealized depreciation recognized by the Company was increased by approximately $50,000 due to the warrant participation agreement with Citigroup. For a more detailed discussion of the warrant participation agreement, see the discussion set forth under Note 4 to the consolidated financial statements. The following table itemizes the change in net unrealized depreciation of investments for the six-month periods ended June 30, 2009 and 2008:

	Six Months Ended June 30,
(in thousands)	2009	2008
Gross unrealized appreciation on portfolio investments	$12,620	$6,221
Gross unrealized depreciation on portfolio investments	(45,402)	(7,174)
Reversal of prior period net unrealized appreciation upon a realization	(1,042)	(3,243)
Reversal of prior period net unrealized depreciation upon a realization	7,249	—
Citigroup Warrant Participation	(50)	(248)

Net unrealized depreciation on portfolio investments	$(26,625)	$(4,444)

Income and Excise Taxes

We account for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which requires that deferred income taxes be determined based upon the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of the enacted tax law. Valuation allowances are used to reduce deferred tax assets to the amount likely to be realized.

We elected to be treated as a RIC under Subchapter M of the Code with the filing of our 2006 federal income tax return. Such election and qualification to be treated as a RIC requires that we comply with certain requirements contained in Subchapter M of the Code. Provided we continue to qualify as a RIC, our income generally will not be subject to federal income or excise taxes to the extent we make the requisite distributions to stockholders.

If we do not distribute at least 98% of our annual taxable income in the year earned, we will generally be required to pay an excise tax equal to 4% of the amount by which 98% of our annual taxable income exceeds the distributions from such taxable income during the year earned. To the extent that we determine that our estimated current year annual taxable income will be in excess of estimated current year dividend distributions from such taxable income, we accrue excise taxes on estimated excess taxable income as taxable income is earned using an annual effective excise tax rate. The annual effective excise tax rate is determined by dividing the estimated annual excise tax by the estimated annual taxable income.

At December 31, 2008, we recorded a provision for excise tax of approximately $203,000 on excess taxable income of $5.0 million, available for distribution to shareholders in 2009. Excess taxable income for 2008 represents ordinary income and capital gains.

In accordance with regulated investment company distribution rules, we are required to declare current year dividends to be paid from carried over excess taxable income from 2008 before we file our 2008 tax return in September 2009, and we must pay such dividends by December 31, 2009.

Net Decrease in Net Assets Resulting from Operations and Change in Net Assets per Share

For the six months ended June 30, 2009, net decrease in net assets resulting from operations totaled approximately $8.6 million compared to the net increase of approximately $19.4 million for the six months ended June 30, 2008. These changes are made up of the items previously described.

Basic and fully diluted net loss per share for the six-month period ended June 30, 2009 was $(0.26) respectively, as compared to basic and fully diluted net income of $0.59 for the six-month period ended June 30, 2008, respectively.

Comparison of years ended December 31, 2008 and 2007

Operating Income

Interest income totaled approximately $67.3 million and $48.8 million for 2008 and 2007, respectively. The increase in interest income was directly related to increases in origination activity as net investments at fair value grew by $57.9 million during 2008. In 2008 and 2007, interest income included approximately $4.3 million and $1.8 million of income from accrued exit fees. Income from commitment, facility and loan related fees totaled approximately $8.6 million and $5.1 million for 2008 and 2007, respectively. At December 31, 2008 and 2007, we had approximately $6.9 million and $6.6 million of deferred income related to commitment and facility fees, respectively.

Operating Expenses

Operating expenses totaled approximately $35.9 million and $21.4 million during 2008 and 2007, respectively. Operating expenses for the years ended December 31, 2008 and 2007 included interest expense, loan fees and unused commitment fees of approximately $15.8 million and $5.7 million, respectively. The 177.2% increase in interest expense was primarily due to a higher average debt balance of $196.9 million in 2008 as compared to $66.3 million in 2007. The weighted average cost of debt was approximately 8% at December 31, 2008 as compared to 6.5% at December 31, 2007. The increase was primarily due to higher interest rates and fees under our Credit Facility after the loan was amended in May 2008 and as we entered into the amortization period on October 31, 2008. Employee compensation and benefits were approximately $11.6 million and $9.1 million during 2008 and 2007, respectively. The increase in employee compensation and benefits is due to increased number of employees from 38 to 45 and salary increases at the beginning of the year. General and administrative expenses include legal and accounting fees, insurance premiums, rent and various other expenses totaling $6.9 million and $5.4 million in 2008 and 2007 respectively. We incurred approximately $1.6 million of stock-based compensation expense in 2008 as compared to $1.1 million in 2007 due to additional option and restricted stock grants made in 2008. We anticipate the reduction in workforce by 5 employees that occured in January 2009 is expected to reduce compensation expense by approximately $800,000 in 2009.

Net Investment Income Before Income Tax Expense and Investment Gains and Losses

Net investment income before income tax expense for the year ended December 31, 2008 totaled $40.0 million as compared with a net investment income before income tax expense in 2007 of approximately $32.5 million. The changes are made up of the items described above under “Operating Income” and “Operating Expenses”.

Net Investment Realized Gains and Losses and Unrealized Appreciation and Depreciation

Realized gains or losses are measured by the difference between the net proceeds from the repayment or sale and the cost basis of the investment without regard to unrealized appreciation or depreciation previously recognized, and include investments charged off during the period, net of recoveries. Net change in unrealized appreciation or depreciation primarily reflects the change in portfolio investment values during the reporting period, including the reversal of previously recorded unrealized appreciation or depreciation when gains or losses are realized.

In 2008, we generated realized gains totaling approximately $6.9 million from the sale of common stock of two software, two drug discovery, one advanced specialty materials & chemicals, one therapeutic, one diagnostic, one communications & networking and one computer hardware portfolio companies. We recognized realized losses in 2008 of approximately $4.3 million on the disposition of investments in ten portfolio companies. We recognized realized gains of approximately $3.6 million during the year ended December 31, 2007 from seven portfolio companies. We recognized realized losses in 2007 of approximately $800,000 on the disposition of warrants of six portfolio companies. A summary of realized and unrealized gains and losses for the years ended December 31, 2008 and 2007 is as follows:

(in millions)	December 31, 2008	December 31, 2007
Realized gains	$6.9	$3.6
Realized losses	(4.3)	(0.8)

Net realized gains	$2.6	$2.8

For the year ended December 31, 2008, net unrealized investment depreciation totaled approximately $21.4 million and for the year ended December 31, 2007, net unrealized appreciation totaled approximately $7.3 million. The year to year decrease primarily reflects the impact in the general decline in the financial market in the second half of 2008. The net unrealized appreciation and depreciation of investments is based on portfolio asset valuations determined in good faith by our Board of Directors. As of December 31, 2008, the net unrealized investment appreciation recognized by the company was reduced by approximately $143,000 for a warrant participation agreement with Citigroup. For a more detailed discussion, see the discussion set forth under “Borrowings” of this Item 7. The following table itemizes the change in net unrealized appreciation (depreciation) of investments for 2008 and 2007:

	December 31, 2008		December 31, 2007
($ in millions)	Companies	Amount	Companies	Amount
Gross unrealized appreciation on portfolio investments	31	$6.1	59	$17.7
Gross unrealized depreciation on portfolio investments	65	(25.2)	25	(9.4)
Reversal of prior period net unrealized appreciation upon a realization		(2.4)		(0.3)
Citigroup Warrant Participation		0.1		(0.7)

Net unrealized appreciation/(depreciation) on portfolio investments		$(21.4)		$7.3

Income and Excise Taxes

We account for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which requires that deferred income taxes be determined based upon the estimated future tax effects of differences between the financial statement and tax basis of assets and liabilities given the provisions of the enacted tax law. Valuation allowances are used to reduce deferred tax assets to the amount likely to be realized.

Through December 31, 2005 we were taxed under Subchapter C of the Code. We elected to be treated as a RIC under Subchapter M of the Code with the filing of our 2006 federal income tax return. Provided we continue to qualify as a RIC, our income generally will not be subject to federal income or excise taxes to the extent we make the requisite distributions to stockholders. At December 31, 2008, we elected to pay an excise tax of approximately $203,000 on approximately $5.0 million of undistributed earnings from operations and capital gains that we intend to distribute in 2009. See “Item 1. Business—Certain United States Federal Income Tax Considerations.” Of the dividends declared during the year ended December 31, 2008, $1.23 comprised ordinary income and $0.09 comprised long-term capital gains. All of the dividends declared during the year ended December 31, 2007 were comprised of ordinary income.

Net Increase in Net Assets Resulting from Operations and Earnings Per Share

For the year ended December 31, 2008 net increase in net assets results from operations totaled approximately $21.0 million compared to approximately $42.4 million for the period ended December 31, 2007. These changes are made up of the items previously described.

Basic and fully diluted net income per share were both $0.64, for the year ended December 31, 2008, compared to basic net income per share of $1.50 and fully diluted net income per share of $1.49 for the year ended December 31, 2007.

Comparison of years ended December 31, 2007 and 2006

Operating Income

Interest income totaled approximately $48.8 million and $26.3 million for 2007 and 2006, respectively. In 2007 and 2006, interest income included approximately $1.8 million and $713,000 of income from accrued exit fees, respectively. Income from commitment and facility fees totaled approximately $5.1 million and $3.2 million for 2007 and 2006, respectively. The increase in both interest and fee income was directly related to increases in origination activity, as net loan investments at fair value grew by $215.4 million by the end of 2007. At December 31, 2007 and 2006, we had approximately $6.6 million and $3.4 million of deferred income related to commitment and facility fees.

Operating Expenses

Operating expenses totaled approximately $21.4 million and $18.4 million during 2007 and 2006, respectively. Operating expenses for 2007 and 2006 included interest expense, loan fees and unused commitment fees of approximately $5.7 million and $6.6 million, respectively. The decrease in interest expense was due to a lower average debt balance of $66.3 million in 2007, as compared to $70.7 million in 2006. Employee compensation and benefits were approximately $9.1 million and $5.8 million during 2007 and 2006, respectively. The increase in employee compensation and benefits is due to an increased number of employees from 26 to 238, and bonuses of approximately $3.7 million accrued in 2007. General and administrative expenses were $5.4 million for both 2007 and 2006. In addition, we incurred approximately $1.1 million of stock-based compensation expense in 2007 as compared to $618,000 in 2006. The increase in stock-based compensation expense was due to the additional stock option grants made in 2007.

Net Investment Income Before Income Tax Expense and Investment Gains and Losses

Net investment income before income tax expense for the year ended December 31, 2007 totaled $32.5 million as compared with a net investment income before income tax expense in 2006 of approximately $11.1 million. This change is made up of the items described above.

Net Investment Realized Gains and Losses and Unrealized Appreciation and Depreciation

In 2007, we generated realized gains totaling approximately $3.6 million from the sale of common stock of two communications and networking company, two internet consumer and business services company and three biopharmaceutical companies. We recognized realized losses in 2007 of approximately $800,000 on the disposition of warrants in six portfolio companies. We recognized a realized gain of approximately $3.3 million during the year ended December 31, 2006 from the sale of common stock of one communications and networking company, one internet consumer and business services company and two biopharmaceutical portfolio companies. We recognized realized losses in 2006 of approximately $4.9 million on the disposition of loans to two portfolio companies.

For the years ended December 31, 2007 and 2006, net unrealized investment appreciation totaled approximately $7.3 million and $2.5 million, respectively. The year to year increase is primarily attributable to the increased number of companies in the portfolio. The net unrealized appreciation and depreciation of investments is based on portfolio asset valuations determined in good faith by our Board of Directors. As of December 31, 2007, the net unrealized investment gains recognized by the company were reduced by approximately $690,000 for a warrant participation agreement with Citigroup.

Income Taxes

Through December 31, 2005 we were taxed under Subchapter C of the Code. We elected to be treated as a RIC under Subchapter M of the Code with the filing of our 2006 federal income tax return. Provided we continue to qualify as a RIC, our income generally will not be subject to federal income or excise taxes to the extent we make the requisite distributions to stockholders. At December 31, 2007, we elected to pay an excise tax of approximately $139,000 on approximately $4.3 million of undistributed earnings from operations and capital gains that we distributed in 2008.

During 2007, we distributed $1.20 per share to our shareholders, of which 100% was deemed to be a distribution of income and was considered ordinary income to our shareholders in 2007.

Net Increase in Net Assets Resulting from Operations and Earnings Per Share

For the year ended December 31, 2007 net income totaled approximately $42.4 million compared to net income of approximately $11.4 million for the period ended December 31, 2006. These changes are made up of the items previously described.

Basic and fully diluted net income per share was $1.50 and $1.49, respectively, for the year ended December 31, 2007, compared to basic net income per share of $0.85 and fully diluted net income per share of $0.84 for the year ended December 31, 2006.

Financial Condition, Liquidity, and Capital Resources

At June 30, 2009, we had approximately $37.4 million in cash and cash equivalents and available borrowing capacity of approximately $49.6 million under the Wells Facility and $6.5 million under the SBA program, subject to existing terms and advance rates. We primarily invest cash on hand in interest bearing deposit accounts.

For the six months ended June 30, 2009, net cash provided by operating activities totaled approximately $116.6 million as compared to net cash used in operating activities of approximately $50.7 million for the six months ended June 30, 2008. This change was primarily due to $105.5 million in early payoffs on loan investments and approximately $62.0 million in normal principal payments offset by an approximate $68.6 million in the purchase of investments. For the years ended December 31, 2008, 2007 and 2006, net cash used in operating activities totaled approximately $27.5 million, $ 201.1 million and $91.3 million. Cash used in investing activities for the six months ended June 30, 2009, was approximately $41,000 as compared to approximately $640,000 used in or provided by investing activities in the same period of 2008 and approximately $612,000, $34,000 and $1,477 for the years ended December 31, 2008, 2007 and 2006. Net cash used in financing activities totaled $96.4 million for the six months ended June 30, 2009 and was primarily comprised of net repayments under our credit facilities of $85.8 million and cash dividend payments of $10.7 million. During the six months ended June 30, 2008, we had net borrowings of approximately $79.7 million offset by cash dividend distributions of $20.9 million. During the years ended December 31, 2008 and 2007, we had net borrowings of approximately $82.5 million, $ 93.3 million and during the year ended December 31, 2006, we had net payments of approximately $35.0, respectively, offset by cash dividend distributions of $41.9 million, $30.0 million and $ 14.2 million, respectively.

As of June 30, 2009, net assets totaled $364.2 million, with a net asset value per share of $10.27. We intend to generate additional cash primarily from future borrowings as well as cash flows from operations, including income earned from investments in our portfolio companies and, to a lesser extent, from the temporary investment of cash in U.S. government securities and other high-quality debt investments that mature in one year or less. Our primary use of funds will be investments in portfolio companies and cash distributions to holders of our common stock. After we have used our current capital resources, we expect to raise additional capital to support our future growth through future equity offerings, issuances of senior securities and/or future borrowings, to the extent permitted by the 1940 Act. To the extent we determine to raise additional equity through an offering of our common stock at a price below net asset value, existing investors will experience dilution. During our 2009 Annual Shareholder Meeting held on June 3, 2009, our shareholders approved to authorize the Company, with the approval of its board of directors (the “Board”), to sell up to 20% of the Company’s outstanding common stock at a price below the Company’s then current net asset value per share and to offer and issue debt with warrants or debt convertible into shares of its common stock at an exercise or conversion price that will not be less than the fair market value per share but may be below the then current net asset value per share. However, there can be no assurance that these capital resources will be available in the near term given the credit constraints of the banking and capital markets.

As required by the 1940 Act, our asset coverage must be at least 200% after each issuance of senior securities. Our asset coverage as of June 30, 2009 was significantly above the required asset coverage ratio, excluding SBA leverage.

At June 30, 2009 and December 31, 2008, we had the following borrowing capacity and outstanding:

	June 30, 2009		December 31, 2008
(in thousands)	Facility Amount	Amount Outstanding	Facility Amount	Amount Outstanding
Credit Facility	$—	$—	$89,582	$89,582
Wells Facility	50,000	417	50,000	—
SBA Debentures	137,100	130,600	130,600	127,200

Total	$187,100	$131,017	$270,182	$216,782

On September 27, 2006, HT II received a license to operate as a Small Business Investment Company under the SBIC program and is able to borrow funds from the SBA against eligible previously approved investments and additional contributions to regulatory capital. At June 30, 2009, we had a commitment from the SBA permitting us to draw up to $137.1 million from the SBA. The maximum borrowing available from the SBA could be increased to $150.0 million based on the total regulatory capital investment at June 30, 2009, subject to SBA approval. At June 30, 2009, we had a net investment of $68.55 million in HT II, and there are investments in 44 companies with a fair value of approximately $170.1 million. HT II’s portfolio accounted for approximately 37.4% of our total portfolio at June 30, 2009. The Company is the sole limited partner of HT II and HTM is the general partner. HTM is a wholly-owned subsidiary of the Company. If HT II fails to comply with applicable SBA regulations, the SBA could, depending on the severity of the violation, limit or prohibit HT II’s use of debentures, declare outstanding debentures immediately due and payable, and/or limit HT II from making new investments. Such actions by the SBA would, in turn, negatively affect us because HT II is our wholly owned subsidiary.

In February 2009, the American Recovery and Reinvestment Act of 2009 included a provision increasing the current maximum SBA borrowing limit to $150.0 million, an increase of approximately $13.0 million from the previous $137.1 million limit as of December 31, 2008, subject to periodic adjustments by the SBA. The limit may be increased to $225.0 million with the approval of a second SBIC lender license and the additional investment of $37.5 million of regulatory capital. We intend to submit an application to increase HT II’s borrowing limit to $150.0 million and for a second license, although there is no assurance that such application will be approved. In addition, there is no assurance that we will be able to draw up to the maximum limit available under the SBIC program.

Current Market Conditions

The U.S. capital and credit markets have been experiencing extreme disruption and volatility since the summer of 2008 as evidenced by a lack of liquidity in the debt capital markets, significant write-offs in the financial services sector, the repricing of credit risk in the broadly syndicated credit market and the failure of many major financial institutions. These events have contributed to a continuing severe economic recession that is materially and adversely impacting the broader financial and credit markets and reducing the availability of credit and equity capital for the markets as a whole and financial services firms in particular, including us.

At the same time, the venture capital market for the technology-related companies in which we invest has been active, but is continuing to show signs of stress and contraction. Therefore, to the extent we have capital available; we believe this is an opportune time to invest on a limited basis in the structured lending market for technology-related companies. While today’s economy creates potentially new attractive lending opportunities, our outlook remains cautious for at least the next two quarters as the economic environment may cause additional portfolio stress. Due to the continuing economic slowdown and due to reduced venture capital investment activity, we determined that it would be prudent to substantially curtail new investment activity in the current quarter in order to have working capital available to support our existing portfolio companies. These changes were made to manage our credit performance, maintain adequate liquidity and manage our operating expenses in this extremely challenging and unprecedented credit environment.

Like many other companies, we have continued to engage in activities to deleverage our balance sheet and strengthen cash resources available to us. As discussed herein, on March 25, 2009, we paid off all outstanding borrowings under the Credit Facility. In addition, to strengthen our liquidity position and preserve cash, in March 2009, 90% of our first quarter 2009 dividend was paid with approximately 1.9 million newly issued shares of common stock and 10% or approximately $1.1 million, was paid in cash. To minimize disruptions in our business as a result of current market conditions, we entered into an amendment with Wells Fargo Foothill, effective April 30, 2009, to decrease the minimum tangible net worth covenant from $360 million to $250 million, as discussed in the Wells Facility section of “Borrowings.”

Off Balance Sheet Arrangements

In the normal course of business, we are party to financial instruments with off-balance sheet risk. These consist primarily of unfunded commitments to extend credit, in the form of loans, to our portfolio companies. Unfunded commitments to provide funds to portfolio companies will not be reflected on our balance sheet. Our unfunded commitments may be significant from time to time. As of June 30, 2009, we had unfunded commitments of approximately $25.0 million. These commitments will be subject to the same underwriting and ongoing portfolio maintenance as are the on-balance sheet financial instruments that we hold. Since these commitments may expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. We intend to use primarily cash flow from normal and early principal repayments and our Wells Facility to fund these commitments. However, there can be no assurance that we will have sufficient capital available to fund these commitments as they come due.

Contractual Obligations

The following table shows our contractual obligations as of June 30, 2009:

(in thousands) Contractual Obligations(1)(2)	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Borrowings(3)	$131,017	$—	417	$—	$130,600
Operating Lease Obligations(4)	4,014	1,013	1,940	1,061	—

Total	$135,031	$1,013	$2,357	$1,061	$130,600

The following table shows our contractual obligations as of December 31, 2008:

(in thousands) Contractual Obligations(1)(2)	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Borrowings(3)	$216,782	$89,582	$—	$—	$127,200
Operating Lease Obligations(4)	4,703	998	1,958	1,747	—

Total	$221,485	$90,580	$1,958	$1,747	$127,200

(1)	Excludes commitments to extend credit to our portfolio companies.
(2)	We also have warrant participation obligation with Citigroup. See “Borrowings.”
(3)	Includes borrowings under the Wells Facility and the SBA debentures.
(4)	Long-term facility leases.

Borrowings

The Company, through Hercules Funding Trust I, an affiliated statutory trust, had a securitized credit facility (the “Credit Facility”) with Citigroup Global Markets Realty Corp. and Deutsche Bank Securities Inc. On October 31, 2008, the Company’s Credit Facility expired under the normal terms. All subsequent payments secured from the portfolio companies whose debt was included in the Credit Facility collateral pool were to be applied against interest and principal outstanding under the Credit Facility until April 30, 2009, when all outstanding interest and principal were due and payable. During the amortization period, borrowings under the Credit Facility bore interest at a rate per annum equal to LIBOR plus 6.50%. At December 31, 2008, $89.6 million was outstanding under the Credit Facility. During the first quarter of 2009, the Company paid off all remaining principal and interest owed under the Credit Facility using approximately $10.4 million from our regular principal and interest collection, approximately $36.7 million borrowing from Wells Facility and approximately $42.5 million from early payoffs.

Citigroup has an equity participation right through a warrant participation agreement on the pool of loans and warrants collateralized under the Credit Facility. Pursuant to the warrant participation agreement, we granted to Citigroup a 10% participation in all warrants held as collateral. However, no additional warrants are included in collateral subsequent to the facility amendment on May 2, 2007. As a result, Citigroup is entitled to 10% of the realized gains on the warrants until the realized gains paid to Citigroup pursuant to the agreement equal $3,750,000 (the “Maximum Participation Limit”). The obligations under the warrant participation agreement continue even after the Credit Facility is terminated until the Maximum Participation Limit has been reached.

During the quarter ended June 30, 2009, we recorded an increase of the derivative liability related to this obligation and increased its unrealized appreciation by approximately $70,000 for Citigroup’s participation in unrealized gains in the warrant portfolio. The value of their participation right on unrealized appreciation in the related equity investments was approximately $548,000 at June 30, 2009 and is included in accrued liabilities. There can be no assurances that the unrealized appreciation of the warrants will not be higher or lower in future periods due to fluctuations in the value of the warrants, thereby increasing or reducing the effect on the cost of borrowing. Since inception of the agreement, we have paid Citigroup approximately $920,000 under the warrant participation agreement thereby reducing our realized gains by this amount.

Long-term SBA Debentures

In January 2005, the Company formed HT II and HTM. HT II is licensed as a SBIC. HT II borrows funds from the SBA against eligible investments and additional deposits to regulatory capital. Under the Small Business Investment Act and current SBA policy applicable to SBICs, an SBIC can have outstanding at any time SBA guaranteed debentures up to twice the amount of its regulatory capital. As of June 30, 2009, the maximum statutory limit on the dollar amount of outstanding SBA guaranteed debentures issued to a single SBIC is $150.0 million. The maximum statutory limit is subject to periodic adjustments by the SBA. Currently, HT II has paid commitment fees of approximately $1.4 million and has a commitment from the SBA to issue a total of $137.1 million of SBA guaranteed debentures, of which approximately $130.6 million was outstanding as of June 30, 2009. There is no assurance that HT II will be able to draw up to the maximum limit available under the SBIC program.

In February 2009, the American Recovery and Reinvestment Act of 2009 included a provision increasing the current SBA borrowing limit to $150.0 million, an increase of approximately $13.0 million from the previous $137.1 million limit as of December 31, 2008, subject to periodic adjustments by the SBA. The limit may be increased to $225.0 million with the approval of a second SBIC lender license and the additional investment of $37.5 million of regulatory capital. We intend to submit an application to increase HT II’s borrowing limit to $150.0 million and for a second license, although there is no assurance that such applications will be granted. In addition, there is no assurance that we will be able to draw up to the maximum limit available under the SBIC program.

SBICs are designed to stimulate the flow of private equity capital to eligible small businesses. Under present SBA regulations, eligible small businesses include businesses that have a tangible net worth not exceeding $18 million and have average annual fully taxed net income not exceeding $6.0 million for the two most recent fiscal years. In addition, SBICs must devote 25% of its investment activity to “smaller” concerns as defined by the SBA. A smaller concern is one that has a tangible net worth not exceeding $6.0 million and has average annual fully taxed net income not exceeding $2.0 million for the two most recent fiscal years. SBA regulations also provide alternative size standard criteria to determine eligibility, which depend on the industry in which the business is engaged and are based on such factors as the number of employees and gross sales. According to SBA regulations, SBICs may make long-term loans to small businesses, invest in the equity securities of such businesses and provide them with consulting and advisory services. Through our wholly-owned subsidiary HT II, we plan to provide long-term loans to qualifying small businesses, and in connection therewith, make equity investments.

HT II is periodically examined and audited by the SBA’s staff to determine its compliance with SBIC regulations. As of June 30, 2009, HT II could draw up to $137.1 million of leverage from the SBA as noted above. Borrowings under the program are charged interest based on ten year treasury rates plus a spread and the rates are generally set for a pool of debentures issued by the SBA in six month periods. The rate for the $12 million of borrowings originated from March 13, 2007 to September 10, 2007 was set by the SBA on September 26, 2007 at 5.528%. The rate for the $58.1 million borrowings made after September 10, 2007 through March 13, 2008 was set by the SBA on March 26, 2008 at 5.471%. The rate for the $38.8 million borrowings made after March 13, 2008 through September 10, 2008 was set by the SBA on September 24, 2008

at 5.725%. The rate for additional $18.4 million of borrowings made after September 13, 2008 through March 10, 2009 was set by SBA on March 25, 2009 at 4.62%. The additional $3.6 million of borrowings made after March 10, 2009 are based on LIBOR plus a spread of 0.30% until the next interest rate set which is expected to occur in September of 2009. In addition, the SBA charges a fee that is set annually, depending on the Federal fiscal year the leverage commitment was delegated by the SBA, regardless of the date that the leverage was drawn by the SBIC. The 2009 and 2008 annual fee has been set at 0.906%. Interest is payable semi-annually and there are no principal payments required on these issues prior to maturity. Debentures under the SBA generally mature ten years after being borrowed. Based on the initial draw down date of April 2007, the initial maturity of SBA debentures will occur in April 2017.

Wells Facility

On August 25, 2008, we, through a special purpose wholly-owned subsidiary, Hercules Funding II, LLC, entered into a two-year revolving senior secured credit facility with an optional one-year extension with total commitments of $50 million, with Wells Fargo Foothill as a lender and as an arranger and administrative agent (the “Wells Facility”). The Wells Facility has the capacity to increase to $300 million if additional lenders are added to the syndicate. The Wells Facility expires on August 25, 2010, unless the option to extend the facility is exercised by the parties to the agreement.

Borrowings under the Wells Facility will generally bear interest at a rate per annum equal to Libor plus 3.25% or PRIME plus 2.0%, but not less than 5.0%. The Wells Facility requires the payment of a non-use fee of 0.5% annually, which reduces to 0.3% on the one year anniversary of the credit facility. The Wells Facility is collateralized by debt investments in our portfolio companies, and includes an advance rate equal to 50% of eligible loans placed in the collateral pool. The Wells Facility generally requires payment of interest on a monthly basis. All outstanding principal is due upon maturity, which includes the extension if exercised. We paid a one time $750,000 structuring fee in connection with the Wells Facility which is being amortized over a two year period. The outstanding debt under the Wells Facility at June 30, 2009 was approximately $0.4 million. The Wells Facility requires various financial and operating covenants. These covenants require us to maintain certain financial ratios. The Wells Facility was amended, effective April 30, 2009, to decrease the minimum tangible net worth covenant from $360 million to $250 million, contingent upon our total commitments under all lines of credit not exceeding $250 million. To the extent our total commitments exceed $250 million, the minimum tangible net worth covenant will increase on a pro rata basis commensurate with our net worth on a dollar for dollar basis. In addition, the tangible net worth covenant will increase by 90 cents on the dollar for every dollar of equity capital subsequently raised by the Company. As of June 30, 2009 combined commitments from the Wells Fargo syndicate and the SBA totaled $187.1 million. The Wells Facility provides for customary events of default, including, but not limited to, payment defaults, breach of representations or covenants, bankruptcy events and change of control. We were in compliance with all covenants at June 30, 2009.

At June 30, 2009 and December 31, 2008, the Company had the following borrowing capacity and outstandings:

	June 30, 2009		December 31, 2008
(in thousands)	Facility Amount	Amount Outstanding	Facility Amount	Amount Outstanding
Credit Facility	$—	$—	$89,582	$89,582
Wells Facility	50,000	417	50,000	—
SBA Debentures	137,100	130,600	130,600	127,200

Total	$187,100	$131,017	$270,182	$216,782

Dividends

The following table summarizes our dividends declared and paid on all shares, including restricted stock, to date:

Date Declared	Record Date	Payment Date	Amount Per Share
October 27, 2005	November 1, 2005	November 17, 2005	$0.025
December 9, 2005	January 6, 2006	January 27, 2006	0.300
April 3, 2006	April 10, 2006	May 5, 2006	0.300
July 19, 2006	July 31, 2006	August 28, 2006	0.300
October 16, 2006	November 6, 2006	December 1, 2006	0.300
February 7, 2007	February 19, 2007	March 19, 2007	0.300
May 3, 2007	May 16, 2007	June 18, 2007	0.300
August 2, 2007	August 16, 2007	September 17, 2007	0.300
November 1, 2007	November 16, 2007	December 17, 2007	0.300
February 7, 2008	February 15, 2008	March 17, 2008	0.300
May 8, 2008	May 16, 2008	June 16, 2008	0.340
August 7, 2008	August 15, 2008	September 19, 2008	0.340
November 6, 2008	November 14, 2008	December 15, 2008	0.340
February 12, 2009	Feburary 23, 2009	March 30, 2009	0.320	*
May 7, 2009	May 15, 2009	June 15, 2009	0.300
August 6, 2009	August 14, 2009	September 14, 2009	0.300

			$4.665

*	Dividend paid in cash & stock

Effective in 2009, our Board of Directors adopted a policy to distribute four quarterly distributions in an amount that approximates 90 to 95% of our taxable income. In addition, at the end of the year, we may also pay an additional special dividend, such that we may distribute approximately 98% of our annual taxable income in the year it was earned, instead of spilling over our excess taxable income.

On August 6, 2009, the Board of Directors announced a cash dividend of $0.30 per share that will be payable on September 14, 2009 to shareholders of record as August 14, 2009. This is the Company’s sixteenth consecutive dividend declaration since its initial public offering, and will bring the total cumulative dividend declared to date to $4.67 per share.

Critical Accounting Policies

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclose of contingent assets and liabilities at the date of the consolidated financial statements, and revenues and expenses during the period reported. On an ongoing basis, our management evaluates its estimates and assumptions which are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ from those estimates. Changes in our estimates and assumptions could materially impact our results of operations and financial condition.

Valuation of Portfolio Investments. The most significant estimate inherent in the preparation of our consolidated financial statements is the valuation of investments and the related amounts of unrealized appreciation and depreciation of investments recorded.

Our investments are carried at fair value in accordance with the 1940 Act and the Statement of Financial Accounting Standards (“SFAS”) No.157, Fair Value Measurements (“FAS 157”).

FAS 157 defines fair value, establishes a framework for measuring fair value, outlines a fair value hierarchy based on inputs used to measure fair value and enhances disclosure requirements for fair value measurements. FAS 157 does not change existing guidance as to whether or not an instrument is carried at fair value. FAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In October 2008, the Financial Accounting Standards Board, or the FASB, issued FASB Staff Position (“FSP”) No. 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active. FSP No. 157-3 clarifies the application of FAS 157 in a market that is not active. More specifically, FSP No. 157-3 states that significant judgment should be applied to determine if observable data in a dislocated market represents forced liquidations or distressed sales and are not representative of fair value in an orderly transaction. FSP No. 157-3 also provides further guidance that the use of a reporting entity’s own assumptions about future cash flows and appropriately risk-adjusted discount rates is acceptable when relevant observable inputs are not available. In addition, FSP No. 157-3 provides guidance on the level of reliance of broker quotes or pricing services when measuring fair value in a non active market stating that less reliance should be placed on a quote that does not reflect actual market transactions and a quote that is not a binding offer.

In April 2009, the FASB issued FASB Staff Position (FSP) Financial Accounting Standard (FAS) 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.” Based on the guidance, if an entity determines that the level of activity for an asset or liability has significantly decreased and that a transaction is not orderly, further analysis of transactions or quoted prices is needed, and a significant adjustment to the transaction or quoted prices may be necessary to estimate fair value in accordance with FAS 157, “Fair Value Measurements.” This FSP is to be applied prospectively and is effective for interim and annual periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. The Company adopted this FSP in the quarter ended June 30, 2009, and there was no material impact on the Consolidated Financial Statements.

Consistent with FAS 157, we determine fair value to be the amount for which an investment could be exchanged in a current sale, which assumes an orderly disposition over a reasonable period of time between willing parties other than in a forced or liquidation sale. Our valuation policy considers the fact that no ready market exists for substantially all of the securities in which it invests.

In accordance with FAS 157, we have considered the principal market, or the market in which it exits its portfolio investments with the greatest volume and level of activity. FAS 157 requires that the portfolio investment is assumed to be sold in the principal market to market participants, or in the absence of a principal market, the most advantageous market. Market participants are defined as buyers and sellers in the principal or most advantageous market that are independent, knowledgeable, and willing and able to transact. We believe that the market participants for our investments are primarily other technology-related companies. Such participants acquire the portfolio company’s investments in order to gain access to the underlying assets of the portfolio company. As such, we believe the estimated value of the collateral of the portfolio company, up to the initial cost of the investment, represents the fair value of the investment.

Determining fair value requires that judgment be applied to the specific facts and circumstances of each portfolio investment, although our valuation policy is intended to provide a constant basis for determining the fair value of portfolio investments. Unlike banks, we are not permitted to provide a general reserve for anticipated loan losses. Instead, we must determine the fair value of each individual investment on a quarterly basis. We record unrealized depreciation on investments when we believe that an investment has decreased in value, including where collection of a loan or realization of an equity security is doubtful. Conversely, where appropriate, we record unrealized appreciation if we believe that the underlying portfolio company has appreciated in value and, therefore, that our investment has also appreciated in value.

As a business development company providing debt and equity capital primarily to technology-related companies, we invest primarily in illiquid securities including debt and equity-related securities of private companies. Our investments are generally subject to some restrictions on resale and generally have no established trading market. Because of the type of investments that we make and the nature of our business, our valuation process requires an analysis of various factors that might be considered in a hypothetical secondary market. Our valuation methodology includes the examination of criteria similar to those used in its original investment decision, including, among other things, the underlying investment performance, the current portfolio company’s financial condition and market changing events that impact valuation, and estimated remaining life. If there is a significant deterioration of the credit quality of a debt investment, we may consider other factors that a hypothetical market participant would use to estimate fair value, including the proceeds that would be received in a liquidation analysis.

At June 30, 2009, approximately 90% of our total assets represented investments in portfolio companies of which greater than 99% are valued at fair value by the Board of Directors. Value, as defined in Section 2(a) (41) of the 1940 Act, is (i) the market price for those securities for which a market quotation is readily available and (ii) for all other securities and assets, fair value is as determined in good faith by the Board of Directors. Since there is typically no readily available market value for the investments in our portfolio, we value substantially all of our investments at fair value as determined in good faith pursuant to a consistent valuation policy and our Board of Directors in accordance with the provisions of FAS 157 and the 1940 Act. Due to the inherent uncertainty in determining the fair value of investments that do not have a readily available market value, the fair value of our investments determined in good faith by the Board of Directors may differ significantly from the value that would have been used had a ready market existed for such investments, and the differences could be material.

When originating a debt instrument, we generally receive warrants or other equity-related securities from the borrower. We determine the cost basis of the warrants or other equity-related securities received based upon their respective fair values on the date of receipt in proportion to the total fair value of the debt and warrants or other equity-related securities received. Any resulting discount on the loan from recordation of the warrant or other equity instruments is accreted into interest income over the life of the loan.

At each reporting date, privately held debt and equity securities are valued based on an analysis of various factors including, but not limited to, the portfolio company’s operating performance and financial condition and general market conditions that could impact the valuation. When an external event occurs, such as a purchase transaction, public offering, or subsequent equity sale, the pricing indicated by that external event is utilized to corroborate our valuation of the debt and equity securities. We periodically review the valuation of our portfolio companies that have not been involved in a qualifying external event to determine if the enterprise value of the portfolio company may have increased or decreased since the last valuation measurement date. We may consider, but are not limited to, industry valuation methods such as price to enterprise value or price to equity ratios, discounted cash flow, valuation comparisons to comparable public companies or other industry benchmarks in our evaluation of the fair value of its investment. We have a limited number of equity securities in public companies. In accordance with the 1940 Act, unrestricted minority-owned publicly traded securities for which market quotations are readily available are valued at the closing market quote on the valuation date.

An unrealized loss is recorded when an investment has decreased in value, including: where collection of a loan is doubtful, there is an adverse change in the underlying collateral or operational performance, there is a change in the borrower’s ability to pay, or there are other factors that lead to a determination of a lower valuation for the debt or equity security. Conversely, unrealized appreciation is recorded when the investment has appreciated in value. Securities that are traded in the over the counter markets or on a stock exchange will be valued at the prevailing bid price at period end. The Board of Directors estimates the fair value of warrants and other equity-related securities in good faith using a Black-Scholes pricing model and consideration of the issuer’s earnings, sales to third parties of similar securities, the comparison to publicly traded securities, and other factors.

We have categorized all investments recorded at fair value in accordance with FAS 157 based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, defined by FAS 157 and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

Level 1—Inputs are unadjusted, quoted prices in active markets for identical assets at the measurement date. The types of assets carried at Level 1 fair value generally are equities listed in active markets.

Level 2—Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset in connection with market data at the measurement date and for the extent of the instrument’s anticipated life. Fair valued assets that are generally included in this category are warrants held in a public company.

Level 3—Inputs reflect management’s best estimate of what market participants would use in pricing the asset at the measurement date. It includes prices or valuations that require inputs that are both significant to the fair value measurement and unobservable. Generally, assets carried at fair value and included in this category are the debt investments and warrants and equities held in a private company.

Income Recognition. Interest income is recorded on the accrual basis and is recognized as earned in accordance with the contractual terms of the loan agreement to the extent that such amounts are expected to be collected. Original Issue Discount, “OID,” initially represents the value of detachable equity warrants obtained in conjunction with the acquisition of debt securities and is accreted into interest income over the term of the loan as a yield enhancement. When a loan becomes 90 days or more past due, or if management otherwise does not expect the portfolio company to be able to service its debt and other obligations, we will, as a general matter, place the loan on non-accrual status and cease recognizing interest income on that loan until all principal has been paid. However, we may make exceptions to this policy if the investment has sufficient collateral value and is in the process of collection. As of June 30, 2009, we had four loans on non-accrual status with a fair value of approximately $6.0 million. There were two loans on non-accrual status as of June 30, 2008 with fair value at approximately $4.3 million.

Paid-In-Kind and End of Term Income. Contractual paid-in-kind (“PIK”) interest, which represents contractually deferred interest added to the loan balance that is generally due at the end of the loan term, is generally recorded on the accrual basis to the extent such amounts are expected to be collected. We will generally cease accruing PIK interest if there is insufficient value to support the accrual or we do not expect the portfolio company to be able to pay all principal and interest due. In addition, we may also be entitled to an end-of-term payment that we amortize into income over the life of the loan. To maintain our status as a RIC, PIK and end-of-term income must be paid out to stockholders in the form of dividends even though we have not yet collected the cash. Amounts necessary to pay these dividends may come from available cash or the liquidation of certain investments. There was approximately $4.6 million and $2.1 million in PIK and end of term income recorded for the six-month periods ended June 30, 2009 and 2008 respectively.

Fee Income. Fee income, generally collected in advance, includes loan commitment and facility fees for due diligence and structuring, as well as fees for transaction services and management services rendered by us to portfolio companies and other third parties. Loan and commitment fees are amortized into income over the contractual life of the loan. Management fees are generally recognized as income when the services are rendered. Loan origination fees are capitalized and then amortized into interest income using the effective interest rate method. In certain loan arrangements, warrants or other equity interests are received from the borrower as additional origination fees.

Stock-Based Compensation. We have issued and may, from time to time, issue additional stock options and restricted stocks to employees and non-employee directors under our 2004 and 2006 Equity Incentive Plan. We follow Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payments (“FAS 123R”), to account for stock options granted and restricted shares awarded. Under FAS 123R, compensation expense associated with stock-based compensation is measured at the grant date based on the fair value of the award and is recognized on a straight-line basis over the requisite service period.

Federal Income Taxes. We intend to operate so as to qualify to be taxed as a RIC under Subchapter M of the Code and, as such, will not be subject to federal income tax on the portion of our taxable income and gains distributed to stockholders. To qualify as a RIC, we are required to distribute at least 90% of our investment company taxable income, as defined by the Code. We are subject to a non-deductible federal excise tax if we do not distribute at least 98% of our taxable income and 98% of our capital gain net income for each 1 year period ending on October 31.

Because federal income tax regulations differ from accounting principles generally accepted in the United States, distributions in accordance with tax regulations may differ from net investment income and realized gains recognized for financial reporting purposes. Differences may be permanent or temporary. Permanent differences are reclassified among capital accounts in the financial statement to reflect their tax character. Temporary differences arise when certain items of income, expense, gain or loss are recognized at some time in the future. Differences in classification may also result from the treatment of short-term gains as ordinary income for tax purposes.

Recent Accounting Pronouncements

In April 2009, the FASB issued the following three FSPs:

•

FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, provides additional guidance to companies for determining fair values of financial instruments for which there is no active market or quoted prices may represent distressed transactions. The guidance includes a reaffirmation of the need to use judgment in certain circumstances.

•

FSP FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments, requires companies to provide additional fair value information for certain financial instruments in interim financial statements, similar to what is currently required to be disclosed on an annual basis.

•

FSP FAS 115-2, FAS 124-2, and EITF 99-20-2, Recognition and Presentation of Other-Than-Temporary Impairments, amends the existing guidance regarding impairments for investments in debt securities. Specifically, it changes how companies determine if an impairment is considered to be other-than-temporary and the related accounting. This standard also requires increased disclosures.

These FSPs apply to both interim and annual periods and were effective for the Company beginning April 1, 2009. The adoption of these standards did not have an impact on Company’s consolidated financial position and results of operations.

In May 2009, the FASB issued SFAS No. 165, Subsequent Events. SFAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued, and specifically requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. SFAS 165 is effective for the Company beginning with the quarter ending June 30, 2009 and will be applied prospectively. The interim financial data as of June 30, 2009 and for the three and six months ended June 30, 2009 and 2008 is unaudited. However, in the opinion of management, the interim data includes all adjustments, consisting of normal recurring accruals, necessary for a fair statement of the Company’s results for the interim periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. All significant intercompany amounts have been eliminated. For the period ended June 30, 2009, management has evaluated all subsequent events through the filing date of August 7, 2009.

In June 2009, the FASB also issued SFAS No. 168, The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles (a replacement of FASB Statement No. 162). This standard establishes the FASB Accounting Standards Codification™ (Codification) as the single source of authoritative US GAAP. The Codification does not create any new GAAP standards but incorporates existing accounting and reporting standards into a new topical structure. The Codification will be effective for us July 1, 2009, and beginning with the third quarter interim report, a new referencing system will be used to identify authoritative accounting standards, replacing the existing references to SFAS, EITF, FSP, etc. Existing standards will be designated by their Accounting Standards Codification (ASC) topical reference and new standards will be designated as Accounting Standards Updates, with a year and assigned sequence number.

Recent Developments

In July 2009, the assets of Active Response Group, Inc. were purchased by Caivis, Inc. for approximately $1.25 million of cash and common stock. As a result of the transaction, we will incur a realized loss during the third quarter of 2009 of approximately $8.6 million on the debt, equity and warrant investments in the company. Such amount was recognized as an unrealized loss during the second quarter of 2009.

In July 2009, we received a commitment letter from Union Bank for a $20.0M, one year revolving credit facility. Cost of debt under the facility is L+2.25% with a floor of 4.0%, an advance rate of 50% against eligible loans, secured by loans in the borrowing base and subject to certain covenants. Finalization of the facility is subject to completion of certain due diligence, primarily legal, and completion of the loan documents. There can be no assurances that we will be able to complete this transaction or the timing of the availability of any funds.

In July 2009, select assets of SiCortex, Inc. were purchased by an undisclosed buyer for an undisclosed amount of cash and common stock, and the remaining assets are currently being evaluated by other potential acquirers. As a result of the transaction, we anticipate we may incur a realized loss of approximately $5.0 million on the SiCortex, Inc. debt and warrant investments in the third quarter of 2009.

Quantitative and Qualitative Disclosures about Market Risk

We are subject to financial market risks, including changes in interest rates. Interest rate risk is defined as the sensitivity of our current and future earnings to interest rate volatility, variability of spread relationships, the difference in re-pricing intervals between our assets and liabilities and the effect that interest rates may have on our cash flows. Changes in the general level of interest rates can affect our net investment income, which is the difference between the interest income earned on interest earning assets and our interest expense incurred in connection with our interest bearing debt and liabilities. Changes in interest rates can also affect, among other things, our ability to acquire and originate loans and securities and the value of our investment portfolio.

As of June 30, 2009, approximately 84% of our portfolio loans were at fixed rates or floating with a floor and 16% of our loans were at floating rates. Over time additional investments may be at floating rates. We may, in the future, hedge against interest rate fluctuations by using standard hedging instruments such as futures, options, and forward contracts. While hedging activities may insulate us against changes in interest rates, they may also limit our ability to participate in the benefits of lower interest rates with respect to our borrowed funds and higher interest rates with respect to our portfolio of investments.

Borrowings under our SBA program are fixed at the ten year treasury rate every March and September for borrowings of the preceding six months. Borrowings under the program are charged interest based on ten year treasury rates plus a spread and the rates are generally set for a pool of debentures issued by the SBA in six month periods. The rate for the $12 million of borrowings originated from March 13, 2007 to September 10, 2007 was set by the SBA on September 26, 2007 at 5.528%. The rate for the $58.1 million borrowings made after September 10, 2007 through March 13, 2008 was set by the SBA on March 26, 2008 at 5.471%. The rate for the $38.8 million borrowings made after March 13, 2008 through September 10, 2008 was set by the SBA on September 24, 2008 at 5.725%. The additional $18.4 million of borrowings made after September 13, 2008 through March 10, 2009 was set by the SBA on March 25, 2009 at 4.62% and the additional $3.6 million of borrowings made after March 10, 2009 are based on LIBOR plus a spread of 0.30% until the next interest rate set which is expected to occur in September of 2009. In addition, the SBA charges an annual fee that is set annually, depending on the Federal fiscal year the leverage commitment was delegated by the SBA, regardless of the date that the leverage was drawn by the SBIC. The 2009 and 2008 annual fee has been set at 0.906%. Interest payments are payable semi-annually and there are no principal payments required on these issues prior to maturity.

Borrowings under the Wells Facility will generally bear interest at a rate per annum equal to LIBOR plus 3.25% or PRIME plus 2.0%, but not less than 5.0%. The Wells Facility requires the payment of a non-use fee of 0.5% annually, which reduces to 0.3% on the one year anniversary of the credit facility.

Because we currently borrow, and plan to borrow in the future, money to make investments, our net investment income is dependent upon the difference between the rate at which we borrow funds and the rate at which we invest the funds borrowed. Accordingly, there can be no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. In periods of rising interest rates, our cost of funds would increase, which could reduce our net investment income if there is not a corresponding increase in interest income generated by floating rate assets in our investment portfolio.

BUSINESS

General

We are a specialty finance company that provides debt and equity growth capital to technology-related companies at all stages of development from seed and emerging growth to expansion and established stages of development, which include select publicly listed companies and lower middle market companies. We primarily finance privately-held companies backed by leading venture capital and private equity firms and also may finance certain select publicly-traded companies that lack access to public capital or are sensitive to equity ownership dilution. We source our investments through our principal office located in Silicon Valley, as well as our additional offices in Boston, Boulder, and Chicago.

Our goal is to be the leading structured debt financing provider of choice for venture capital and private equity-backed technology-related companies requiring sophisticated and customized financing solutions. Our strategy is to evaluate and invest in a broad range of companies active in the technology and life-science industries and to offer a full suite of growth capital products up and down the capital structure. We invest primarily in structured debt with warrants and, to a lesser extent, in senior debt and equity investments. We use the term “structured debt with warrants” to refer to any debt investment, such as a senior or subordinated secured loan, that is coupled with an equity component, including warrants, options or rights to purchase common or preferred stock. Our structured debt with warrants investments will typically be secured by select or all of the assets of the portfolio company.

We focus our investments in companies active in the technology industry sub-sectors characterized by products or services that require advanced technologies, including, but not limited to, computer software and hardware, networking systems, semiconductors, semiconductor capital equipment, information technology infrastructure or services, Internet consumer and business services, telecommunications, telecommunications equipment, renewable or alternative energy, media and life sciences. Within the life sciences sub-sector, we generally focus on medical devices, bio-pharmaceutical, drug discovery, drug delivery, health care services and information systems companies. We refer to all of these companies as “technology-related” companies and intend, under normal circumstances, to invest at least 80% of the value of our assets in such businesses.

Our primary business objectives are to increase our net income, net operating income and net asset value by investing in structured debt with warrants and equity of venture capital and private equity backed technology-related companies with attractive current yields and the potential for equity appreciation and realized gains. Our structured debt investments typically include warrants or other equity interests, giving us the potential to realize equity-like returns on a portion of our investments. In some cases, we receive the right to make additional equity investments in our portfolio companies in connection with future equity financing rounds. Capital that we provide directly to venture capital and private equity backed technology-related companies is generally used for growth and general working capital purposes as well as in select cases for acquisitions or recapitalizations.

Our portfolio is comprised of, and we anticipate that our portfolio will continue to be comprised of, investments in technology-related companies at various stages of development. Consistent with regulatory requirements, we invest primarily in United States based companies and to a lesser extent in foreign companies. Since 2007, our investing emphasis has been primarily on private companies in later rounds of financing, which we refer to as expansion-stage companies and private companies in one of their final rounds of equity financing prior to a liquidity event, select publicly-traded companies that lack access to public capital or are sensitive to equity ownership dilution and lower middle market companies, which we refer to as established-stage companies. In the near term, we are shifting our focus to expansion and established stage companies because we believe these investments currently provide higher account yields. We have also historically performed investment activities in private companies following or in connection with their first institutional round of equity financing, which we refer to as emerging growth companies. During 2008, we made a strategic decision to greatly reduce our investments in emerging-growth companies.

Current Economic and Market Environment

The U.S. capital and credit markets have been experiencing extreme volatility and disruption for more than 12 months as evidenced by a lack of liquidity in the debt capital markets, significant write-offs in the financial services sector, the repricing of credit risk in the broadly syndicated credit market and the failure of many major financial institutions. These events have contributed to worsening general economic conditions that are materially and adversely impacting the broader financial and credit markets and reducing the availability of credit and equity capital for the markets as a whole and financial services firms in particular, including us.

At the same time, the venture capital market for the technology-related companies in which we invest has continued to be active, but is beginning to show signs of stress and contraction. Therefore, to the extent we have capital available, we believe this is an opportune time to invest on a limited basis in the structured lending market for technology-related companies. Early in 2008, we announced our “slow and steady” investment strategy and the shift in our investment focus to established-stage, or lower middle market, companies. These changes were made to manage our credit performance, maintain adequate liquidity and manage our operating expenses in this extremely challenging and unprecedented credit environment. We have also added a Senior Credit Officer who is focused on both the life science and technology portfolio to further assist in mitigating credit loss in our portfolio.

Like many other companies, we have begun engaging in activities to deleverage our balance sheet and strengthen cash resources available to us. Our credit facility with Citigroup Global Markets Realty Corp. and Deutsche Bank Securities Inc. (the “Credit Facility”) expired under normal terms on October 31, 2008 and entered a period of amortization. All outstanding principal and interest due under the Credit Facility was repaid on March 25, 2009. As discussed herein, to strengthen our liquidity position and preserve cash, in February 2009, our Board of Directors declared that 90%, or approximately $9.5 million, of our first quarter 2009 dividend would be paid with newly issued shares of common stock and no more than 10%, or approximately $1.1 million, would be paid in cash.

We experienced an approximate $22.1 million reduction in our net worth during second quarter of 2009, primarily resulting from the early payoff of the debt portfolio and net unrealized depreciation on our portfolio, which reflects market conditions. We maintain a credit facility with Wells Fargo Foothill, LLC (the “Wells Facility”) that requires, among other covenants, that we maintain a minimal tangible net worth. The outstanding debt under the Wells Facility at June 30, 2009 was approximately $0.4 million. The Wells Facility requires various financial and operating covenants. These covenants require us to maintain certain financial ratios. The Wells Facility was amended, effective April 30, 2009, to decrease the minimum tangible net worth covenant from $360 million to $250 million, contingent upon our total commitments under all lines of credit not exceeding $250 million. To the extent our total commitments exceed $250 million, the minimum tangible net worth covenant will increase on a pro rata basis commensurate with our net worth on a dollar for dollar basis. In addition, the tangible net worth covenant will increase by 90 cents on the dollar for every dollar of equity capital subsequently raised by the Company. As of June 30, 2009 combined commitments from the Wells Fargo syndicate and the SBA totaled $187.1 million. The Wells Facility provides for customary events of default, including, but not limited to, payment defaults, breach of representations or covenants, bankruptcy events and change of control. We were in compliance with all covenants at June 30, 2009.

In February 2009, the American Recovery and Reinvestment Act of 2009 included a provision increasing the current limit of guaranteed debentures available from the Small Business Administration (“SBA”) to $150.0 million from the previous limit of $137.1 million, subject to periodic adjustments by the SBA. The limit may be increased to $225.0 million with the approval of a second lender license and the additional investment of $37.5 million of regulatory capital. We intend to submit an application for a second lender license, although there is no assurance that such license will be granted. In addition, there is no assurance that we will be able to draw up to the maximum limit available under the program.

Corporate History and Offices

We are a Maryland Corporation formed in December 2003 that began investment operations in September 2004. We are an internally managed, non-diversified, closed-end investment company that has elected to be treated as a business development company under the Investment Company Act of 1940 Act. As a business development company, we are required to meet various regulatory tests. A business development company is required to invest at least 70% of its total assets in “qualifying assets,” including securities of private and thinly traded public U.S. companies, cash, cash equivalents, U.S. government securities and high-quality debt investments that mature in one year or less. A business development company also must meet a coverage ratio of total net assets to total senior securities, which include all of our borrowings (including accrued interest payable) except for debentures issued by the Small Business Administration, and any preferred stock we may issue in the future, of at least 200% subsequent to each borrowing or issuance of senior securities. See “Item 1. Business—Regulation as a Business Development Company”.

From incorporation through December 31, 2005, we were taxed as a corporation under Subchapter C of the Internal Revenue Code of 1986 or as amended (the “Code”). We have elected to be treated for federal income tax purposes as a regulated investment company, or “RIC,” under the Code. In order to continue to qualify as a RIC for federal income tax purposes, we must meet certain requirements, including certain minimum distribution requirements. See “Item 1. Business—Certain United States Federal Income Tax Considerations.”

Our principal executive offices are located at 400 Hamilton Avenue, Suite 310, Palo Alto, California 94301 and our telephone number is (650) 289-3060. We also have additional offices in Boston, Boulder and Chicago. We maintain a website on the Internet at www.herculestech.com. Information contained in our website is not incorporated by reference into this Annual Report, and you should not consider that information as part of this Annual Report. Our annual reports on Form 10-K, quarterly reports on Form 10-Q and our current reports on Form 8-K, as well as any amendments to those reports, are available free of charge through our website as soon as reasonably practicable after we file them with the Securities and Exchange Commission (“SEC”). These reports are also available on the SEC’s website at www.sec.gov.

Our Market Opportunity

We believe that technology-related companies compete in one of the largest and most rapidly growing sectors of the U.S. economy and that continued growth is supported by ongoing innovation and performance improvements in technology products as well as the adoption of technology across virtually all industries in response to competitive pressures. We believe that an attractive market opportunity exists for a specialty finance company focused primarily on investments in structured debt with warrants in technology-related companies for the following reasons:

•	Technology-related companies have generally been underserved by traditional lending sources;

•	Unfulfilled demand exists for structured debt financing to technology-related companies as the number of lenders has declined due to the recent financial market turmoil;

•	Structured debt with warrants products are less dilutive and complement equity financing from venture capital and private equity funds; and

•

Valuations currently assigned to technology-related companies in private financing rounds have decreased during 2008 and 2009 as a result of the turmoil in the general market and should provide a good opportunity for attractive capital returns.

Technology-Related Companies are Underserved by Traditional Lenders. We believe many viable technology-related companies backed by financial sponsors have been unable to obtain sufficient growth financing from traditional lenders, including financial services companies such as commercial banks and finance companies, particularly due to the recent credit market dislocation and because traditional lenders have continued

to consolidate and have adopted a more risk-averse approach to lending. More importantly, we believe traditional lenders are typically unable to underwrite the risk associated with financial sponsor-backed emerging-growth or expansion-stage companies effectively.

The unique cash flow characteristics of many technology-related companies include significant research and development expenditures and high projected revenue growth thus often making such companies difficult to evaluate from a credit perspective. In addition, the balance sheets of emerging-growth and expansion-stage companies often include a disproportionately large amount of intellectual property assets, which can be difficult to value. Finally, the speed of innovation in technology and rapid shifts in consumer demand and market share add to the difficulty in evaluating technology-related companies.

Due to the difficulties described above, we believe traditional lenders are generally refraining from entering the structured mezzanine marketplace for emerging-growth and expansion-stage companies, instead preferring the risk-reward profile of asset based lending. Traditional lenders generally do not have flexible product offerings that meet the needs of technology-related companies. The financing products offered by traditional lenders typically impose on borrowers many restrictive covenants and conditions, including limiting cash outflows and requiring a significant depository relationship to facilitate rapid liquidation.

Unfulfilled Demand for Structured Debt Financing to Technology-Related Companies. Private debt capital in the form of structured debt financing from specialty finance companies continues to be an important source of funding for technology-related companies. We believe that the level of demand for structured debt financing to emerging-growth and expansion-stage companies is a function of the level of annual venture equity investment activity. During the first six months of 2009, venture capital-backed companies received, in approximately 1,078 transactions, equity financing in an aggregate amount of approximately $9.3 billion, representing a 43% decrease from the preceding year, as reported by Dow Jones VentureSource. In addition, overall, the median round size during the first six months of 2009 was $5.0 million, down from $7.3 million in the same period in 2008 . These decreases were primarily a result of overall economic decline. Overall, seed- and first-round deals made up 18% of the deal flow in the first six months of 2009, and later-stage deals made up roughly 54% of all capital invested.

Given the increasingly challenging times and the high volatility we witnessed during the fourth quarter, we anticipate that the current macro-economic conditions will likely continue to adversely affect venture capital fundraising activities. We expect a slower rate of new venture capital investments or deployments, which may, accordingly, cause the venture debt market to contract. Even with this anticipated contraction, we estimate venture capital investments for 2009 will approximate $20.0 billion to $22.0 billion. Our addressable market represents 20% to 40% of the annual venture capital deployments, or $4.0 billion to $8.0 billion in 2009.

We believe that demand for structured debt financing is currently under served, in part because of the credit market collapse in 2008 and the resulting exit of debt capital providers to technology-related companies during 2008 and first six months of 2009. In addition, lending requirements of traditional lenders have recently become more stringent due to the significant write-offs in the financial services sector relating to subprime mortgages, the re-pricing of credit risk in the broadly syndicated market, and the current financial turmoil affecting the banking system and financial market. At the same time, the venture capital market for the technology-related companies in which we invest has continued to be active. Therefore, to the extent we have capital available, we believe this is an opportune time to be active in the structured lending market for technology-related companies.

Structured Debt with Warrants Products Complement Equity Financing From Venture Capital and Private Equity Funds. We believe that technology-related companies and their financial sponsors will continue to view structured debt securities as an attractive source of capital because it augments the capital provided by venture capital and private equity funds. We believe that our structured debt with warrants product provides access to growth capital that otherwise may only be available through incremental investments by existing equity investors. As such, we provide portfolio companies and their financial sponsors with an opportunity to diversify their capital sources. Generally, we believe emerging-growth and expansion-stage companies target a portion of their capital to be debt in an attempt to achieve a higher valuation through internal growth. In addition, because financial sponsor-backed companies have reached a more mature stage prior to reaching a liquidity event, we believe our investments could provide the debt capital needed to grow or recapitalize during the extended period prior to liquidity events.

Higher Valuations for Private Technology-Related Companies. During the downturn in technology industries that began in 2000, the markets saw sharp and broad declines in valuations of venture capital and private equity-backed technology-related companies. According to Dow Jones VentureSource, the median pre-money valuation for venture capital-backed companies in 2000 was $25.0 million declining to a low of $10.0 million in 2003. As of December 31, 2008, the median pre-money valuation for venture capital-backed companies was $23.1 million compared to $20.5 million for the first quarter of 2009. We believe the valuations currently assigned to venture capital and private equity-backed technology-related companies in private financing rounds are reasonably valued and should allow us to continue to build a portfolio of equity-related securities at attractive valuation levels.

Our Business Strategy

Our strategy to achieve our investment objective includes the following key elements:

Leverage the Experience and Industry Relationships of Our Management Team and Investment Professionals. We have assembled a team of experienced investment professionals with extensive experience as venture capitalists, commercial lenders, and originators of structured debt and equity investments in technology-related companies. Our investment professionals have, on average, more than 15 years of experience as equity investors in, and/or lenders to, technology-related companies. In addition, our team members have originated structured debt with warrants investments in over 200 technology-related companies, representing over $2.5 billion in investments, and have developed a network of industry contacts with investors and other participants within the venture capital and private equity communities. In addition, members of our management team also have operational, research and development and finance experience with technology-related companies. We have established contacts with leading venture capital and private equity fund sponsors, public and private companies, research institutions and other industry participants, which should enable us to identify and attract well-positioned prospective portfolio companies.

We concentrate our investing activities generally in industries in which our investment professionals have investment experience. We believe that our focus on financing technology-related companies will enable us to leverage our expertise in structuring prospective investments, to assess the value of both tangible and intangible assets, to evaluate the business prospects and operating characteristics of technology-related companies and to identify and originate potentially attractive investments with these types of companies.

Mitigate Risk of Principal Loss and Build a Portfolio of Equity-Related Securities. We expect that our investments have the potential to produce attractive risk adjusted returns through current income, in the form of interest and fee income, as well as capital appreciation from equity-related securities. We believe that we can mitigate the risk of loss on our debt investments through the combination of loan principal amortization, cash interest payments, relatively short maturities, security interests in the assets of our portfolio companies, and on select investment covenants requiring prospective portfolio companies to have certain amounts of available cash at the time of our investment and the continued support from a venture capital or private equity firm at the time we make our investment.

Historically our structured debt investments to technology-related companies, typically include warrants or other equity interests, giving us the potential to realize equity-like returns on a portion of our investment. In addition, in some cases, we receive the right to make additional equity investments in our portfolio companies in connection with future equity financing rounds. We believe these equity interests will create the potential for meaningful long-term capital gains in connection with the future liquidity events of these technology-related companies.

Provide Customized Financing Complementary to Financial Sponsors’ Capital. We offer a broad range of investment structures and possess expertise and experience to effectively structure and price investments in technology-related companies. Unlike many of our competitors that only invest in companies that fit a specific set of investment parameters, we have the flexibility to structure our investments to suit the particular needs of our portfolio companies. We offer customized financing solutions ranging from senior debt to equity capital, with a focus on structured debt with warrants.

We use our relationships in the financial sponsor community to originate investment opportunities. Because venture capital and private equity funds typically invest solely in the equity securities of their portfolio companies, we believe that our debt investments will be viewed as an attractive and complimentary source of capital, both by the portfolio company and by the portfolio company’s financial sponsor. In addition, we believe that many venture capital and private equity fund sponsors encourage their portfolio companies to use debt financing for a portion of their capital needs as a means of potentially enhancing equity returns, minimizing equity dilution and increasing valuations prior to a subsequent equity financing round or a liquidity event.

Invest at Various Stages of Development. We provide growth capital to technology-related companies at all stages of development, from emerging-growth companies, to expansion-stage companies and established-stage companies. We believe that this provides us with a broader range of potential investment opportunities than those available to many of our competitors, who generally focus their investments on a particular stage in a company’s development. Because of the flexible structure of our investments and the extensive experience of our investment professionals, we believe we are well positioned to take advantage of these investment opportunities at all stages of prospective portfolio companies’ development.

Benefit from Our Efficient Organizational Structure. We believe that the perpetual nature of our corporate structure enables us to be a long-term partner for our portfolio companies in contrast to traditional mezzanine and investment funds, which typically have a limited life. In addition, because of our access to the equity markets, we believe that we may benefit from a lower cost of capital than that available to private investment funds. We are not subject to requirements to return invested capital to investors nor do we have a finite investment horizon. Capital providers that are subject to such limitations are often required to seek a liquidity event more quickly than they otherwise might, which can result in a lower overall return on an investment.

Deal Sourcing Through Our Proprietary Database. We have developed a proprietary and comprehensive structured query language-based (SQL) database system to track various aspects of our investment process including sourcing, originations, transaction monitoring and post-investment performance. As of December 31, 2008, our proprietary SQL-based database system included over 17,500 technology-related companies and over 4,500 venture capital, private equity sponsors/investors, as well as various other industry contacts. This proprietary SQL system allows us to maintain, cultivate and grow our industry relationships while providing us with comprehensive details on companies in the technology-related industries and their financial sponsors.

Our Investments and Operations

We principally invest in debt securities and, to a lesser extent, equity securities, with a particular emphasis on structured debt with warrants.

We generally seek to invest in companies that have been operating for at least six to 12 months prior to the date of our investment. We anticipate that such entities may, at the time of investment, be generating revenues or will have a business plan that anticipates generation of revenues within 24 to 48 months. Further, we anticipate that on the date of our investment we will generally obtain a lien on available assets, which may or may not include intellectual property, and these companies will have sufficient cash on their balance sheet to operate as well as potentially amortize their debt for at least three to nine months following our investment. We generally require that a prospective portfolio company, in addition to having sufficient capital to support leverage, demonstrate an operating plan capable of generating cash flows or raising the additional capital necessary to cover its operating expenses and service its debt, for an additional six to twelve months subject to market conditions.

We expect that our investments will generally range from $1.0 million to $25.0 million. We typically structure our debt securities to provide for amortization of principal over the life of the loan, but may include an interest-only period of 3 to 18 months for emerging growth and expansion-stage companies and longer for established-stage companies. Our loans will be collateralized by a security interest in the borrower’s assets, although we may not have the first claim on these assets and the assets may not include intellectual property. Our debt investments carry fixed or variable contractual interest rates which generally ranged from Prime to 17% as of June 30, 2009. As of June 30, 2009, 84% of our loans were at variable rates or variable rates with a floor and 16% of the loans were at fixed rates. In addition to the cash yields received on our loans, in some instances, certain loans may also include any of the following: end of term payments, exit fees, balloon payment fees, success fees, payment-in-kind (“PIK”) provisions or prepayment fees, which we may be required to include in income prior to receipt. We also generate revenue in the form of commitment and facility fees.

In addition, the majority of our venture capital-backed companies structured debt investments generally have equity enhancement features, typically in the form of warrants or other equity-related securities designed to provide us with an opportunity for potential capital appreciation. The warrants typically will be immediately exercisable upon issuance and generally will remain exercisable for the lesser of five to seven years or one to three years after completion of an initial public offering. The exercise prices for the warrants varies from nominal exercise prices to exercise prices that are at or above the current fair market value of the equity for which we receive warrants. We may structure warrants to provide minority rights provisions or on a very select basis put rights upon the occurrence of certain events. We generally target a total annualized return (including interest, fees and value of warrants) of 12% to 25% for our debt investments.

Typically, our structured debt and equity investments take one of the following forms:

•

Structured debt with warrants. We seek to invest a majority of our assets in structured debt with warrants of prospective portfolio companies. Traditional “mezzanine” debt is a layer of high-coupon financing between debt and equity that most commonly takes the form of subordinated debt coupled with warrants, combining the cash flow and risk characteristics of both senior debt and equity. However, our investments in structured debt with warrants may be the only debt capital on the balance sheet of our portfolio companies, and in many cases we have a first priority security interest in all of our portfolio company’s assets, or in certain investments we may have a negative pledge on intellectual property. Our structured debt with warrants typically have maturities of between two and seven years, with full amortization after an interest only period for emerging-growth or expansion-stage companies and longer deferred amortization for select established-stage companies. Our structured debt with warrants generally carry a contractual interest rate between Prime and 17% and may include an additional end-of-term payment or PIK (“Paid in Kind”), and are in an amount between $3.0 million and $25.0 million. In most cases we collateralize our investments by obtaining security interests in our portfolio companies’ assets, which may include their intellectual property. In other cases we may prohibit a company from pledging or otherwise encumbering their intellectual property. We may structure our structured debt with warrants with restrictive affirmative and negative covenants, default penalties, prepayment penalties, lien protection, equity calls, change-in-control provisions or board observation rights.

•

Senior Debt. We seek to invest a limited portion of our assets in senior debt. Senior debt may be collateralized by accounts receivable and/or inventory financing of prospective portfolio companies. Senior debt has a senior position with respect to a borrower’s scheduled interest and principal payments and holds a first priority security interest in the assets pledged as collateral. Senior debt also may impose covenants on a borrower with regard to cash flows and changes in capital structure, among other items. We generally collateralize our investments by obtaining security interests in our portfolio companies’ assets, which may include their intellectual property. In other cases we may obtain a negative pledge covering a company’s intellectual property. Our senior loans, in certain instances, may be tied to the financing of specific assets. In connection with a senior debt investment, we may also provide the borrower with a working capital line-of-credit that will carry an interest rate ranging from

Prime to 12%, generally maturing in one to three years, and will be secured by accounts receivable and/or inventory. In connection with a senior debt investment, we may also provide the borrower with a working capital line-of-credit at fixed rates or variable rates based on Prime or LIBOR plus a spread, generally maturing in one or two years, and will be secured by accounts receivable and/or inventory.

•

Equipment Loans. We intend to invest a limited portion of our assets in equipment-based loans to early-stage prospective portfolio companies. Equipment-based loans are secured by a first priority security interest in only the specific assets financed. These loans are generally for amounts up to $3.0 million, carry a contractual interest rate between Prime and Prime plus 10%, and have an average term between three and four years. Equipment loans may also include end of term payments.

•

Equity-Related Securities. The equity-related securities we hold consist primarily of warrants or other equity interests generally obtained in connection with our structured debt investments. In addition to the warrants received as a part of a structured debt financing, we typically receive the right to make equity investments in a portfolio company in connection with that company’s next round of equity financing. We may also on certain debt investments have the right to convert a portion of the debt investment into equity. These rights will provide us with the opportunity to further enhance our returns over time through opportunistic equity investments in our portfolio companies. These equity-related investments are typically in the form of preferred or common equity and may be structured with a dividend yield, providing us with a current return, and with customary anti-dilution protection and preemptive rights. In the future, we may achieve liquidity through a merger or acquisition of a portfolio company, a public offering of a portfolio company’s stock or by exercising our right, if any, to require a portfolio company to buy back the equity-related securities we hold. We may also make stand alone direct equity investments into portfolio companies in which we may not have any debt investment in the company. As of June 31, 2009, we held equity interests in 38 portfolio companies.

A comparison of the typical features of our various investment alternatives is set forth in the chart below.

	Senior Debt	Structured Debt with Warrants	Equipment Loans	Equity Securities

Typical Structure	Term or revolving debt	Term debt with warrants	Term debt with warrants	Preferred stock or common stock

Investment Horizon	Usually under 3 years	Long term, ranging from 2 to 7 years, with an average of 3 years	Ranging from 3 to 4 years	Ranging from 3 to 7 years

Ranking/Security	Senior/First lien	Senior secured, either first out or last out second lien	Secured only by underlying equipment	None/unsecured

Covenants	Generally borrowing base and financial	Less restrictive; Mostly financial; Maintenance- based	None	None

Risk Tolerance	Low	Medium/High	High	High

Coupon/Dividend	Cash pay—floating or fixed rate	Cash pay—fixed and floating rate; Payment-in-kind in limited cases	Cash pay—floating or fixed rate and may include Payment-in-kind	Generally none

Customization or Flexibility	Little to none	More flexible	Little to none	Flexible

Equity Dilution	None to low	Low to medium	Low	High

Investment Criteria

We have identified several criteria, among others, that we believe are important in achieving our investment objective with respect to prospective portfolio companies. These criteria, while not inclusive, provide general guidelines for our investment decisions.

Portfolio Composition. While we generally focus our investments in venture capital and private equity-backed technology-related companies, we seek to diversify across various financial sponsors as well as across various stages of companies’ development and various technology industry sub-sectors and geographies. In 2008, we began increasing our investments in lower middle market companies that may be or are approaching an operational level where they are EBITDA positive and possibly cash flow positive thereby decreasing their reliance on additional venture capital or private equity investments.

Continuing Support from One or More Financial Sponsors. We generally invest in companies in which one or more established financial sponsors have previously invested and continue to make a contribution to the management of the business. We believe that having established financial sponsors with meaningful commitments to the business is a key characteristic of a prospective portfolio company. In addition, we look for representatives of one or more financial sponsors to maintain seats on the Board of Directors of a prospective portfolio company as an indication of such commitment.

Company Stage of Development. While we invest in companies at various stages of development, we generally require that prospective portfolio companies be beyond the seed stage of development and generally have received or anticipate to have commitments for their first institutional round of equity financing for early stage companies. In 2008, we began shifting our focus to expansion and established-stage companies that have revenues or significant anticipated revenue growth. We expect a prospective portfolio company to demonstrate progress in its product development or demonstrate a path towards revenue generation or increase its revenues and operating cash flow over time. The anticipated growth rate of a prospective portfolio company is a key factor in determining the value that we ascribe to any warrants or other equity securities that we may acquire in connection with an investment in debt securities.

Operating Plan. We generally require that a prospective portfolio company, in addition to having potential access to capital to support leverage, demonstrate an operating plan capable of generating cash flows or the ability to potentially raise the additional capital necessary to cover its operating expenses and service its debt for a specific period. Specifically, we require that a prospective portfolio company demonstrate at the time of our proposed investment that it has cash on its balance sheet, or is in the process of completing a financing so that it will have cash on its balance sheet, sufficient to support its operations for a minimum of three to nine months.

Security Interest. In many instances we seek a first priority security interest in all of the portfolio company’s tangible and intangible assets as collateral for our debt investment, subject in some cases to permitted exceptions. In other cases we may obtain a negative pledge prohibiting a company from pledging or otherwise encumbering their intellectual property. Although we do not intend to operate as an asset-based lender, the estimated liquidation value of the assets, if any, collateralizing the debt securities that we hold is an important factor in our credit analysis and subject to assumptions that may change over the life of the investment especially when attempting to estimate the value of intellectual property. We generally evaluate both tangible assets, such as accounts receivable, inventory and equipment, and intangible assets, such as intellectual property, customer lists, networks and databases.

Covenants. Our investments may include one or more of the following covenants; cross-default, or material adverse change provisions, require the portfolio company to provide periodic financial reports and operating metrics and will typically limit the portfolio company’s ability to incur additional debt, sell assets, dividend recapture, engage in transactions with affiliates and consummate an extraordinary transaction, such as a merger or recapitalization without our consent. In addition, we may require other performance or financial based covenants, as we deem appropriate.

Exit Strategy. Prior to making a debt investment that is accompanied by an equity-related security in a prospective portfolio company, we analyze the potential for that company to increase the liquidity of its equity through a future event that would enable us to realize appreciation in the value of our equity interest. Liquidity events may include an initial public offering, a private sale of our equity interest to a third party, a merger or an acquisition of the company or a purchase of our equity position by the company or one of its stockholders.

Investment Process

We have organized our management team around the four key elements of our investment process:

•	Origination;

•	Underwriting;

•	Documentation; and

•	Loan and Compliance Administration.

Our investment process is summarized in the following chart:

Origination

The origination process for our investments includes sourcing, screening, preliminary due diligence and deal structuring and negotiation, all leading to an executed non-binding term sheet. Our investment origination team, which consists of approximately 25 investment professionals, is headed by our Senior Managing Directors of Technology and Life Science, and our Chief Executive Officer. The origination team is responsible for sourcing potential investment opportunities and members of the investment origination team use their extensive relationships with various leading financial sponsors, management contacts within technology-related companies, trade sources, technology conferences and various publications to source prospective portfolio companies. Our investment origination team is divided into technology and life sciences sub-teams to better source potential portfolio companies.

In addition, we have developed a proprietary and comprehensive SQL-based database system to track various aspects of our investment process including sourcing, originations, transaction monitoring and post-investment performance. As of June 30, 2009, our proprietary SQL-based database system included over 18,500 technology-related companies and over 4,600 venture capital private equity sponsors/investors, as well as various other industry contacts. This proprietary SQL system allows our origination team to maintain, cultivate and grow our industry relationships while providing our origination team with comprehensive details on companies in the technology-related industries and their financial sponsors.

If a prospective portfolio company generally meets certain underwriting criteria, we perform preliminary due diligence, which may include high level company and technology assessments, evaluation of its financial sponsors’ support, market analysis, competitive analysis, identify key management, risk analysis and transaction size, pricing, return analysis and structure analysis. If the preliminary due diligence is satisfactory, and the origination team recommends moving forward, we then structure, negotiate and execute a non-binding term sheet with the potential portfolio company. Upon execution of a term sheet, the investment opportunity moves to the underwriting process to complete formal due diligence review and approval.

Underwriting

The underwriting review includes formal due diligence and approval of the proposed investment in the portfolio company.

Due Diligence. Our due diligence on a prospective investment is typically completed by two or more investment professionals whom we define as the underwriting team. The underwriting team for a proposed investment consists of the deal sponsor who typically possesses general industry knowledge and is responsible for originating and managing the transaction, other investment professional(s) who perform due diligence, credit and corporate financial analyses and, as needed, our Chief Legal Officer and other legal professionals. To ensure consistent underwriting, we generally use our standardized due diligence methodologies, which include due diligence on financial performance and credit risk as well as an analysis of the operations and the legal and applicable regulatory framework of a prospective portfolio company. The members of the underwriting team work together to conduct due diligence and understand the relationships among the prospective portfolio company’s business plan, operations and financial performance.

As part of our evaluation of a proposed investment, the underwriting team prepares an investment memorandum for presentation to the investment committee. In preparing the investment memorandum, the underwriting team typically interviews with select key management of the company and select financial sponsors and assembles information necessary to the investment decision. If and when appropriate, the investment professionals may also contact industry experts and customers, vendors or, in some cases, competitors of the company.

Approval Process. The sponsoring managing director or principal presents the investment memorandum to our investment committee for consideration. The unanimous approval of our investment committee is required before we proceed with any investment. The members of our investment committee are our Chief Executive Officer, our Chief Legal Officer and our Chief Financial Officer. The investment committee generally meets weekly and more frequently on an as-needed basis. Our investment committee process is generally the same at our wholly-owned subsidiary Hercules Technology II, L.P. (“HT II”) except that our two Senior Managing Directors are also members of the committee. The Senior Managing Directors abstain from voting with respect to investments they originate.

Documentation

Our documentation group, headed by our Chief Legal Officer, administers the front-end documentation process for our investments. This group is responsible for documenting the term sheet approved by the investment committee to memorialize the transaction with a prospective portfolio company. This group negotiates loan documentation and, subject to the approval of the Chief Legal Officer and/or the Associate General Counsel, final documents are prepared for execution by all parties. The documentation group generally uses the services of external law firms to complete the necessary documentation.

Loan and Compliance Administration

Our loan and compliance administration group, headed by our Chief Financial Officer and Senior Credit Officer, administers loans and tracks covenant compliance, if applicable, of our investments and oversees periodic reviews of our critical functions to ensure adherence with our internal policies and procedures. After funding of a loan in accordance with the investment committee’s approval, the loan is recorded in our loan administration software and our SQL-based database system. The loan and compliance administration group is also responsible for ensuring timely interest and principal payments and collateral management as well as advising the investment committee on the financial performance and trends of each portfolio company, including any covenant violations that occur, to aid us in assessing the appropriate course of action for each portfolio company and evaluating overall portfolio quality. In addition, the loan and compliance administration group advises the investment committee and the Valuation Committee of the board, accordingly, regarding the credit and investment grading for each portfolio company as well as changes in the value of collateral that may occur.

The loan and compliance administration group monitors our portfolio companies in order to determine whether the companies are meeting our financing criteria and their respective business plans and also monitors the financial trends of each portfolio company from its monthly or quarterly financial statements to assess the appropriate course of action for each company and to evaluate overall portfolio quality. In addition, our management team closely monitors the status and performance of each individual company through our SQL-based database system and periodic contact with our portfolio companies’ management teams and their respective financial sponsors.

Credit and Investment Grading System. Our loan and compliance administration group uses an investment grading system to characterize and monitor our outstanding loans. Our loan and compliance administration group monitors and, when appropriate, recommends changes to investment grading. Our investment committee reviews the recommendations and/or changes to the investment grading, which are submitted on a quarterly basis to the Valuation Committee and our Board of Directors for approval.

From time to time, we will identify investments that require closer monitoring or become workout assets. We develop a workout strategy for workout assets and our investment committee monitors the progress against the strategy. We will incur losses from our investing activities, however, we work with our troubled portfolio companies in order to recover as much of our investments as is practicable. There can be no assurance that principal will be recovered.

We use the following investment grading system approved by our Board of Directors:

Grade 1.	Loans involve the least amount of risk in our portfolio. The borrower is performing above expectations, and the trends and risk profile is generally favorable.

Grade 2.	The borrower is performing as expected and the risk profile is neutral to favorable. All new loans are initially graded 2.

Grade 3.	The borrower may be performing below expectations, and the loan’s risk has increased materially since origination. We increase procedures to monitor a borrower that may have limited amounts of cash remaining on the balance sheet, is approaching its next equity capital raise within the next three to six months, or if the estimated fair value of the enterprise may be lower than when the loan was originated. We will generally lower the loan grade to a level 3 even if the company is performing in accordance to plan as it approaches the need to raise additional cash to fund its operations. Once the borrower closes its new equity capital raise, we may increase the loan grade back to grade 2.

Grade 4.	The borrower is performing materially below expectations, and the loan risk has substantially increased since origination. Loans graded 4 may experience some partial loss or full return of principal but are expected to realize some loss of interest which is not anticipated to be repaid in full, which, to the extent not already reflected, may require the fair value of the loan to be reduced to the amount we anticipate will be recovered. Grade 4 investments are closely monitored.

Grade 5.	The borrower is in workout, materially performing below expectations and a significant risk of principal loss is probable. Loans graded 5 will experience some partial principal loss or full loss of remaining principal outstanding is expected. Grade 5 loans will require the fair value of the loans be reduced to the amount, if any, we anticipate will be recovered.

At June 30, 2009 our investments had a weighted average investment grading of 2.70.

Managerial Assistance

As a business development company, we are required to offer, and provide upon request, managerial assistance to our portfolio companies. This assistance could involve, among other things, monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance. We may receive fees for these services.

Competition

Our primary competitors provide financing to prospective portfolio companies and include non-bank financial institutions, federally or state chartered banks, venture debt funds, financial institutions, venture capital funds, private equity funds, investment funds and investment banks. Many of these entities have greater financial and managerial resources than we have, and the 1940 Act imposes certain regulatory restrictions on us as a business development company to which many of our competitors are not subject. However, we believe that few of our competitors possess the expertise to properly structure and price debt investments to venture capital and private equity backed technology-related companies. We believe that our specialization in financing technology-related companies will enable us to determine a range of potential values of intellectual property assets, evaluate the business prospects and operating characteristics of prospective portfolio companies and, as a result, identify investment opportunities that produce attractive risk-adjusted returns. For additional information concerning the competitive risks we face, see “Risk Factors—Risks Related to our Business and Structure—We operate in a highly competitive market for investment opportunities, and we may not be able to compete effectively.”

Legal Proceedings

As of June 30, 2009, we were not a party to any legal proceedings. However, from time to time, we may be party to certain legal proceedings incidental to the normal course of our business including the enforcement of our rights under contracts with our portfolio companies. While the outcome of these legal proceedings cannot at this time be predicted with certainty, we do not expect that these proceedings will have a material effect upon our financial condition or results of operations.

Corporate Structure

We are a Maryland corporation and an internally-managed, non-diversified, closed-end investment company that has elected to be regulated as a business development company under the 1940 Act. Hercules Technology II, L.P. (“HT II”), our wholly-owned subsidiary, is licensed under the Small Business Investment Act of 1958 as a Small Business Investment Company (“SBIC”). Hercules Technology SBIC Management, LLC (“HTM”), another wholly-owned subsidiary, functions as the general partner of our subsidiary HT II. Hercules Funding II LLC, our wholly owned subsidiary, and Hercules Funding Trust II function as vehicles to collateralize loans under our Wells Facility. We also use wholly owned subsidiaries, all of which are structured as Delaware corporations and limited liability companies, to permit us to hold portfolio companies organized as limited liability companies, or LLCs, (or other forms of pass-through entities) and still satisfy the RIC tax requirement that at least 90% of our gross income for income tax purposes is investment income.

Our principal executive offices are located at 400 Hamilton Avenue, Suite 310, Palo Alto, California 94301. We also have offices in: Boston, Massachusetts; Boulder, Colorado; and Chicago, Illinois.

Employees

As of June 30, 2009, we had 38 employees, including 23 investment and portfolio management professionals all of whom have extensive experience working on financing transactions for technology-related companies. Given the current economic uncertainty in the credit market, we do not intend to expand our managing directors, financial analysts or operating personnel in the near term.

PORTFOLIO COMPANIES

The following tables set forth certain information as of June 30, 2009 regarding each portfolio company in which we had a debt or equity investment. The general terms of our loans and other investments are described in “Business—Our Investments.” We offer to make available significant managerial assistance to our portfolio companies. In addition, we may receive rights to observe the Board of Directors’ meetings of our portfolio companies.

Portfolio Company	Industry	Type of Investment(1)	Percentage of Class Held on a Fully Diluted Basis(8)	Principal Amount	Cost(2)	Value(3)
Acceleron Pharmaceuticals, Inc.*	Drug Discovery	Preferred Stock Warrants	0.15%		$69	$525
149 Sidney Street,		Preferred Stock Warrants	0.56%		35	76
Cambridge, MA 02139		Preferred Stock	0.92%		1,243	1,450

Total Acceleron Pharmaceuticals, Inc.					1,347	2,051

Aveo Pharmaceuticals, Inc.	Drug Discovery	Senior Debt
75 Sidney Street 4th Floor		Matures May 2012
Cambridge, MA 02139		Interest rate 11.13%		$15,000	14,923	14,923
		Preferred Stock Warrants	0.47%		190	291
		Preferred Stock Warrants	0.11%		104	81
		Preferred Stock Warrants	0.04%		24	29

Total Aveo Pharmaceuticals, Inc.					15,241	15,324

Dicerna Pharmaceuticals, Inc.	Drug Discovery	Senior Debt
480 Arsenal Street,		Matures April 2012
Bldg 1, Suite 120,		Interest rate Prime + 9.20% or
Watertown, MA - 02472		Floor rate of 12.95%		$5,000	4,799	4,799
		Preferred Stock Warrants	1.48%		206	179

Total Dicerna Pharmaceuticals, Inc.					5,005	4,978

Elixir Pharmaceuticals, Inc.	Drug Discovery	Senior Debt
300 Putnam Ave		Matures October 2011
Cambridge, MA 02139		Interest rate Prime + 9.25% or
		Floor rate of 12.50%		$10,267	10,267	10,267
		Preferred Stock Warrants	1.08%		217	109

Total Elixir Pharmaceuticals, Inc.					10,484	10,376

EpiCept Corporation	Drug Discovery	Common Stock Warrants	0.19%		14	88
777 Old Saw Mill River Road		Common Stock Warrants	0.54%		40	253
Tarrytown, NY 10591

Total EpiCept Corporation					54	341

Horizon Therapeutics, Inc.	Drug Discovery	Senior Debt
1033 Skokie Boulevard, Suite 355		Matures July 2011
Northbrook, IL 60062		Interest rate Prime + 1.50%		$6,082	5,977	5,977
		Preferred Stock Warrants	0.57%		231	237

Total Horizon Therapeutics, Inc.					6,208	6,214

Inotek Pharmaceuticals Corp.	Drug Discovery	Preferred Stock	1.08%		1,500	475
33 Hayden Avenue, 2nd Floor
Lexington, MA 02421

Total Inotek Pharmaceuticals Corp.					1,500	475

Merrimack Pharmaceuticals, Inc.	Drug Discovery	Preferred Stock Warrants	0.34%		155	338
One Kendall Square, Building 700, 2nd Flr,		Preferred Stock	0.61%		2,000	2,787
Cambridge, MA 02139

Total Merrimack Pharmaceuticals, Inc.					2,155	3,125

Paratek Pharmaceuticals, Inc.	Drug Discovery	Preferred Stock Warrants	0.52%		137	27
75 Kneeland Street,		Preferred Stock	0.61%		1,000	1,000
Boston, MA 02111

Total Paratek Pharmaceuticals, Inc.					1,137	1,027

Portfolio Company	Industry	Type of Investment(1)	Percentage of Class Held on a Fully Diluted Basis(8)	Principal Amount	Cost(2)	Value(3)
Portola Pharmaceuticals, Inc.	Drug Discovery	Senior Debt
270 E Grand Ave,		Matures April 2011
South San Francisco CA 94080		Interest rate Prime + 2.16%		$9,166	9,167	9,167
		Preferred Stock Warrants	0.35%		152	319

Total Portola Pharmaceuticals, Inc.					9,319	9,486

Recoly, N.V.(5)	Drug Discovery	Senior Debt
c/o Tarma Trust Management		Matures June 2012
N.V., Pietermaai 15,		Interest rate Prime + 4.25%		$3,000	3,000	3,000
Curaçao, Netherlands

Total Recoly, N.V.					3,000	3,000

Total Drug Discovery (15.48%)					55,450	56,397

Affinity Videonet, Inc.(4)	Communications &	Senior Debt
1641 California, 3rd Floor,	Networking	Matures June 2012
Denver, CO 80202		Interest rate Prime + 8.75%		$2,318	2,281	2,281
		Senior Debt
		Matures June 2012
		Interest rate Prime + 4.75%		$2,000	2,032	2,032
		Revolving Line of Credit
		Matures June 2012
		Interest rate Prime + 9.75% or
		Floor rate of 13.00%		$500	500	500
		Preferred Stock Warrants	4.45%		102	96

Total Affinity Videonet, Inc.					4,915	4,909

E-band Communications, Inc.(6)	Communications &	Preferred Stock	11.16%		2,372	1,003
10095 Scripps Ranch Ct. Suite A.	Networking
San Diego, CA 92131

Total E-Band Communications, Inc.					2,372	1,003

IKANO Communications, Inc.	Communications &	Senior Debt
124 N. Charles Lindbergh	Networking	Matures August 2011
Salt Lake City, UT 84111		Interest rate 12.00%		$9,137	9,137	9,137
		Preferred Stock Warrants	1.37%		45	—
		Preferred Stock Warrants	2.08%		72	—

Total IKANO Communications, Inc.					9,254	9,137

Neonova Holding Company	Communications &	Senior Debt
1000 Perimeter Park Drive,	Networking	Matures September 2012
Suite K, Morrisville NC 27560		Interest rate Prime + 3.25% or
		Floor rate of 10.50%		$8,135	8,083	8,083
		Preferred Stock Warrants	3.69%		94	45
		Preferred Stock	4.10%		250	247

Total Neonova Holding Company					8,427	8,375

Peerless Network, Inc.(4)(6)	Communications &	Preferred Stock Warrants	0.27%		95	—
200 S. Wacker Drive, Suite 3100,	Networking	Preferred Stock	2.03%		1,000	130
Chicago IL 60606

Total Peerless Network, Inc.					1,095	130

Ping Identity Corporation	Communications &	Preferred Stock Warrants	0.93%		52	175
1099 18th Street Ste 2950,	Networking
Denver, CO 80202

Total Ping Identity Corporation					52	175
					—	—

Purcell Systems, Inc.	Communications &	Preferred Stock Warrants	1.17%		123	433
16125 East Euclid Ave.	Networking
Spokane, WA 99216

Total Purcell Systems, Inc.					123	433

Portfolio Company	Industry	Type of Investment(1)	Percentage of Class Held on a Fully Diluted Basis(8)	Principal Amount	Cost(2)	Value(3)
Rivulet Communications, Inc.(4)	Communications &	Senior Debt
12950 Worldgate Drive, Suite 100	Networking	Matures March 2010
Herndon, VA 21070-6005		Interest rate Prime + 8.00% or
		Floor rate of 12.00%		$1,867	1,808	1,808
		Preferred Stock Warrants	1.12%		146	97
		Preferred Stock	0.24%		250	58

Total Rivulet Communications, Inc.					2,204	1,963

Seven Networks, Inc.	Communications &	Preferred Stock Warrants	0.55%		174	10
2100 Seaport Blvd, Suite 100.	Networking
Redwood City, CA 94063

Total Seven Networks, Inc.					174	10

Stoke, Inc.	Communications &	Senior Debt
5403 Betsy Ross Dr. Santa Clara,	Networking	Matures August 2010
CA 94043		Interest rate 10.55%		$411	392	392
		Senior Debt
		Matures August 2010
		Interest rate 10.05%		$821	821	821
		Senior Debt
		Matures August 2010
		Interest rate 7.30%		$675	675	675
		Preferred Stock Warrants	0.30%		53	76

Total Stoke, Inc.					1,941	1,964

Tectura Corporation	Communications &	Revolving Line of Credit
333 Twin Dolphin Drive,	Networking	Matures July 2011
Suite 750 Redwood City,		Interest rate Prime + 10.75% or
CA 94065		Floor rate of 14.00%		$11,908	11,965	11,965
		Revolving Line of Credit
		Matures July 2011
		Interest rate Prime + 10.75% or
		Floor rate of 14.00%		$5,500	5,526	5,526
		Preferred Stock Warrants	0.22%		51	38

Total Tectura Corporation					17,542	17,529

Wireless Channels, Inc.(4)(7)	Communications &	Senior Debt
37 Inverness Drive East, Suite 100	Networking	Matures April 2010
Englewood, CO 80112		Interest rate Prime + 4.25%		$9,822	10,319	3,319
		Senior Debt
		Matures April 2010
		Interest rate Prime + 0.50%%		$426	426	426
		Preferred Stock Warrants	3.72%		155	—

Total Wireless Channels, Inc.					10,900	3,745

Zayo Bandwidth, Inc.	Communications &	Senior Debt
950 Spruce St. Louisville,	Networking	Matures November 2013
CO 80027		Interest rate Libor + 5.25%		$24,875	24,875	24,440

Total Zayo Bandwith, Inc.					24,875	24,440

Total Communications & Networking (20.27%)					83,874	73,813

Atrenta, Inc.(4)	Software	Preferred Stock Warrants	0.77%		102	438
2077 Gateway Place Suite 300		Preferred Stock Warrants	0.25%		34	144
San Jose, CA 95110		Preferred Stock Warrants	0.30%		95	216
		Preferred Stock	0.25%		250	375

Total Atrenta, Inc.					481	1,173

Blurb, Inc.	Software	Senior Debt
580 California St Suite 300		Matures January 2010
San Francisco, CA 94104		Interest rate 9.55%		$780	775	775
		Senior Debt
		Matures June 2011
		Interest rate Prime + 3.50% or
		Floor rate of 8.50%		$4,345	4,181	4,181
		Preferred Stock Warrants	0.49%		25	131
		Preferred Stock Warrants	0.52%		299	81

Total Blurb, Inc.					5,280	5,168

Portfolio Company	Industry	Type of Investment(1)	Percentage of Class Held on a Fully Diluted Basis(8)	Principal Amount	Cost(2)	Value(3)
Braxton Technologies, LLC.(4)	Software	Senior Debt
770 Wooten Road, Suite 105,		Matures July 2012
Colorado Springs, CO 80915		Interest rate Prime + 6.00% or
		Floor rate of 13.00%		$6,996	7,015	7,015
		Preferred Stock Warrants	0.62%		188	171

Total Braxton Technologies, LLC.					7,203	7,186

Bullhorn, Inc.	Software	Preferred Stock Warrants	0.80%		43	254
33-41 Farnsworth, 5th Floor,
Boston, MA 02210

Total Bullhorn, Inc.					43	254

Clickfox, Inc.	Software	Senior Debt
3445 Peachtree Road, Suite 1250,		Matures September 2011
Atlanta, GA 30326		Interest rate Prime + 5.00% or
		Floor rate of 10.25%		$4,703	4,590	4,590
		Revolving Line of Credit
		Matures July 2009
		Interest rate Prime + 4.00% or
		Floor rate of 9.25%		$2,000	2,000	2,000
		Preferred Stock Warrants	0.94%		163	137

Total Clickfox, Inc.					6,753	6,727

Forescout Technologies, Inc.	Software	Preferred Stock Warrants	0.90%		99	125
10001 De Anza Blvd., Suite 220
Cupertino, CA 95014

Total Forescout Technologies, Inc.					99	125

GameLogic, Inc.	Software	Preferred Stock Warrants	2.67%		92	1
411 Waverly Oakds Road,
Suite 312 Boston, MA 02452

Total GameLogic, Inc.					92	1

Gomez, Inc.	Software	Preferred Stock Warrants	0.85%		35	408
610 Lincoln Street Waltham,
MA 02451

Total Gomez, Inc.					35	408

HighJump Acquisition, LLC.	Software	Senior Debt
6455 City West Parkway,		Matures May 2013
Eden Prairie, MN 55344		Interest rate Libor + 8.75%
		Floor rate of 12.00%		$15,000	15,000	15,000

Total HighJump Acquisition, LLC.					15,000	15,000

HighRoads, Inc.	Software	Preferred Stock Warrants	3.18%		44	39
150 Presidential Way Woburn,
MA 01801

Total HighRoads, Inc.					44	39

Infologix, Inc.(4)	Software	Senior Debt
101 E. County Line Road,		Matures May 2012
Suite 210, Hatboro, PA 19040		Interest rate Prime + 10.75% or
		Floor rate of 15.75%		$11,400	11,512	11,512
		Revolving Line of Credit
		Matures January 2010
		Interest rate Prime + 9.75% or
		Floor rate of 14.25%		$9,000	9,000	9,000
		Common Stock Warrants	0.92%		36	113

Total Infologix, Inc.					20,548	20,625

Intelliden, Inc.	Software	Preferred Stock Warrants	0.18%		18	—
1975 Research Pkwy Suite 105
Colorado Springs, CO 80920

Total Intelliden, Inc.					18	—

Portfolio Company	Industry	Type of Investment(1)	Percentage of Class Held on a Fully Diluted Basis(8)	Principal Amount	Cost(2)	Value(3)
PSS Systems, Inc.	Software	Preferred Stock Warrants	0.38%		51	101
2525 E Charleston Road, Suite 201
Mountain View, CA 94303
PSS Systems, Inc.

Total PSS Systems, Inc.					51	101

Rockyou, Inc.	Software	Senior Debt
585 Broadway Street, Suite A,		Matures May 2011
Redwood City, CA 94036		Interest rate Prime + 2.50% or
		Floor rate of 8.50%		$2,235	2,186	2,186
		Preferred Stock Warrants	0.10%		117	92

Total Rockyou, Inc.					2,303	2,278

Savvion, Inc.(4)	Software	Senior Debt
5104 Old Ironsides Drive,		Matures February 2011
Suite 205 Santa Clara, CA 95054		Interest rate Prime + 7.75% or
		Floor rate of 10.75%		$2,950	2,898	2,898
		Revolving Line of Credit
		Matures May 2010
		Interest rate Prime + 6.75% or
		Floor rate of 9.75%		$1,500	1,500	1,500
		Preferred Stock Warrants	0.86%		52	162

Total Savvion, Inc.					4,450	4,560

Sportvision, Inc.	Software	Preferred Stock Warrants	1.89%		39	72
4619 N. Ravenswood
Chicago, IL 60640

Total Sportvision, Inc.					39	72

WildTangent, Inc.	Software	Preferred Stock Warrants	0.17%		238	40
18578 NE 67th Court, Building 5
Redmond, WA 98052

Total WildTangent, Inc.					238	40

Total Software (17.50%)					62,677	63,757

Luminus Devices, Inc.	Electronics &	Senior Debt
1100 Technology Park Drive	Computer	Matures September 2011
Billerica, MA 02821	Hardware	Interest rate 12.875%		$11,796	11,810	11,810
		Preferred Stock Warrants	0.28%		183	—
		Preferred Stock Warrants	0.14%		84	1
		Preferred Stock Warrants	0.69%		334	11

Total Luminus Devices, Inc.					12,411	11,822

Maxvision Holding, LLC.	Electronics &	Senior Debt
495 Production Ave.	Computer	Matures October 2012
Huntsville, AL 35758	Hardware	Interest rate Prime + 5.50%		$5,000	5,167	5,167
		Senior Debt
		Matures April 2012
		Interest rate Prime + 2.25%		$4,742	4,770	4,770
		Common Stock	1.17%		82	283

Total Maxvision Holding, LLC					10,019	10,220

Shocking Technologies, Inc.	Electronics &	Senior Debt
5870 Hellyer Ave.	Computer	Matures December 2010
San Jose, CA 95138	Hardware	Interest rate 9.75%		$173	154	154
		Senior Debt
		Matures December 2010
		Interest rate 7.50%		$2,571	2,571	2,571
		Preferred Stock Warrants	1.44%		63	48

Total Shocking Technologies, Inc.					2,788	2,773

SiCortex, Inc.(7)	Electronics &	Senior Debt
Three Clock Tower Place,	Computer	Matures December 2010
Suite 210 Maynard, MA 01754	Hardware	Interest rate Prime + 2.70%		$5,106	5,041	300
		Preferred Stock Warrants	0.73%		164	—

Total SiCortex, Inc.					5,205	300

Portfolio Company	Industry	Type of Investment(1)	Percentage of Class Held on a Fully Diluted Basis(8)	Principal Amount	Cost(2)	Value(3)
Spatial Photonics, Inc.	Electronics &	Senior Debt
930 Hamlin Court Sunnyvale,	Computer	Matures April 2011
CA 94086	Hardware	Interest rate 10.066%		$2,614	2,569	2,569
		Senior Debt
		Mature April 2011
		Interest rate 9.217%		$261	261	261
		Preferred Stock Warrants	0.52%		130	—
Spatial Photonics, Inc.		Preferred Stock	0.44%		500	495

Total Spatial Photonics Inc.					3,460	3,325
VeriWave, Inc.	Electronics &	Senior Debt
8770 SW Nimbus Ave. Suite B	Computer	Matures May 2010
Beaverton, OR 97008	Hardware	Interest rate 10.75%		$1,694	1,680	1,680
		Preferred Stock Warrants	1.22%		54	95
		Preferred Stock Warrants	0.31%		45	34

Total VeriWave, Inc.					1,779	1,809

Total Electronics & Computer Hardware (8.30%)					35,662	30,249

Aegerion Pharmaceuticals, Inc. (4)	Specialty	Senior Debt
1140 Route 22 East, Suite 304	Pharmaceuticals	Matures September 2011
Bridgewater, NJ 08807		Interest rate Prime + 2.50% or
		Floor rate of 9.55%		$6,859	6,859	6,859
		Covertible Senior Debt
		Matures December 2009		$178	178	178
		Preferred Stock Warrants	0.47%		70	142
		Preferred Stock	0.86%		1,000	1,366

Total Aegerion Pharmaceuticals, Inc.					8,107	8,545
Panacos Pharmaceuticals, Inc.	Specialty	Common Stock Warrants	1.04%		876	2
134 Coolidge Ave. Watertown,	Pharmaceuticals	Common Stock	0.32%
MA 02472					410	8

Total Panacos Pharmaceuticals, Inc.					1,286	10
Quatrx Pharmaceuticals Company	Specialty	Senior Debt
777 East Eisenhower Pkwy	Pharmaceuticals	Matures October 2011
Suite 100 Ann Arbor, MI 48108		Interest rate Prime + 8.90% or
		Floor rate of 12.15%		$17,965	17,792	12,792
		Covertible Senior Debt	0.02%
		Matures March 2010		$82	82	82
		Covertible Senior Debt	0.25%
		Matures March 2010		$924	924	924
		Preferred Stock Warrants	0.23%		220	—
		Preferred Stock Warrants	0.19%		308	—
		Preferred Stock	0.20%		750	—

Total Quatrx Pharmaceuticals Company					20,076	13,798

Total Specialty Pharmaceuticals (6.14%)					29,469	22,353

Annie’s, Inc.	Consumer &	Senior Debt - Second Lien
564 Gateway Drive, Napa,	Business	Matures April 2011
CA 94558	Products	Interest rate LIBOR + 6.50% or
		Floor rate of 10.00%		$6,000	5,943	5,943
		Preferred Stock Warrants	0.47%		321	194

Total Annie’s, Inc.					6,264	6,137
IPA Holdings, LLC. (4)	Consumer &	Senior Debt
2775 Premiere Parkway,	Business	Matures November 2012
Suite 100, Deluth, GA 30097	Products	Interest rate Prime + 8.25% or
		Floor rate of 12.50%		$10,000	10,009	10,009
		Senior Debt
		Matures May 2013
		Interest rate Prime + 11.25% or
		Floor rate of 15.50%		$6,500	6,403	6,403
		Revolving Line of Credit
		Matures November 2012
		Interest rate Prime + 7.75% or
		Floor rate of 12.00%		$506	506	506
		Preferred Stock Warrants	2.00%		275	22
		Common Stock	1.00%		500	120

Total IPA Holding, LLC.					17,693	17,060

Portfolio Company	Industry	Type of Investment(1)	Percentage of Class Held on a Fully Diluted Basis(8)	Principal Amount	Cost(2)	Value(3)
Market Force Information, Inc.	Consumer &	Preferred Stock Warrants	0.37%		24	—
1877 Broadway, Suite 200	Business	Preferred Stock	0.69%		500	500
Boulder, CO 80302	Products

Total Market Force Information, Inc.					524	500

OnTech Operations, Inc.	Consumer &	Senior Debt
15910 Bernardo Center Drive,	Business	Matures December 2009
Suite 270, San Diego, CA 92127	Products	Interest rate 16.00%		$106	106	—
		Preferred Stock Warrants	2.40%		452	—
		Preferred Stock Warrants	1.60%		219	—
		Preferred Stock	2.82%		1,000	—

Total OnTech Operations, Inc.					1,777	—

Wageworks, Inc.	Consumer &	Preferred Stock Warrants	1.00%		252	1,470
1100 Park Place 4th Floor	Business	Preferred Stock	0.09%		250	369
San Mateo, CA 94403	Products

Total Wageworks, Inc.					502	1,839

Total Consumer & Business Products (7.01%)					26,760	25,536

Custom One Design, Inc.	Semiconductors	Senior Debt
10 Corey St. Melrose, MA 02176		Matures September 2010
		Interest rate 11.50%		$551	544	544
		Common Stock Warrants	0.47%		18	—

Total Custom One Design, Inc.					562	544

Enpirion, Inc.	Semiconductors	Senior Debt
53 Frontage Road, Suite 210,		Matures August 2011
Perryville III Corporate Park,		Interest rate Prime + 2.00% or
Hampton, NJ 08807		Floor rate of 7.625%		$6,554	6,487	6,487
		Preferred Stock Warrants	0.21%		157	6

Total Enpirion, Inc.					6,644	6,493

iWatt Inc.	Semiconductors	Preferred Stock Warrants	0.24%		46	2
90 Albright Way		Preferred Stock Warrants	0.11%		51	52
Los Gatos, CA 95032-1827		Preferred Stock Warrants	0.13%		73	66
		Preferred Stock Warrants	0.61%		458	448
		Preferred Stock	1.05%		490	950

Total iWatt Inc.					1,118	1,518

NEXX Systems, Inc.(4)	Semiconductors	Senior Debt
900 Middlesex Turnpike Billerica,		Matures March 2010
MA 01821-3929		Interest rate Prime + 3.50% or
		Floor rate of 11.25%		$1,640	1,604	1,604
		Revolving Line of Credit
		Matures December 2009
		Interest rate Prime + 3.00% or
		Floor rate of 11.25%		$4,150	4,150	4,150
		Preferred Stock Warrants	2.51%		165	349

Total NEXX Systems, Inc.					5,919	6,103

Quartics, Inc.	Semiconductors	Senior Debt
15241 Laguna Canyon Rd.		Matures May 2010
Suite 200 Irvine, CA 92618		Interest rate 10.00%		$305	286	286
		Preferred Stock Warrants	0.06%		53	—

Total Quartics, Inc.					339	286

Solarflare Communications, Inc.(4)	Semiconductors	Senior Debt
9501 Jeronino Rd.		Matures August 2010
Suite 100 Irvine, CA 92618		Interest rate 11.75%		$334	304	304
		Preferred Stock Warrants	0.00%		83	—
		Common Stock	0.00%		641	3

Total Solarflare Communications, Inc.					1,028	307

Total Semiconductors (4.19%)					15,610	15,251

Labopharm USA, Inc.(5)	Drug Delivery	Senior Debt
480 Armand-Frappier Blvd.		Matures June 2012
Laval, Canada H7V 4B4		Interest rate 10.95%		$20,000	19,634	19,634
		Common Stock Warrants	1.94%		849	1,755

Total Labopharm USA, Inc.					20,483	21,389

Portfolio Company	Industry	Type of Investment(1)	Percentage of Class Held on a Fully Diluted Basis(8)	Principal Amount	Cost(2)	Value(3)
Transcept Pharmaceuticals, Inc.	Drug Delivery	Common Stock Warrants	0.16%		36	25
1003 W. Cutting Blvd, Suite 110		Common Stock Warrants	0.24%		51	19
Point Richmond, CA 94804		Common Stock	0.27%		500	215

Total Transcept Pharmaceuticals, Inc.					587	259

Total Drug Delivery (5.95%)					21,070	21,648

BARRX Medical, Inc.	Therapeutic	Senior Debt
540 Oakmead Parkway Sunnyvale,		Mature December 2011
CA 94085		Interest rate 11.00%		$6,667	6,655	6,655
		Revolving Line of Credit
		Matures May 2010
		Interest rate 10.00% or
		Floor rate of 8.75%		$1,000	1,000	1,000
		Preferred Stock Warrants	0.15%		76	107
		Preferred Stock	1.46%		1,500	2,130

Total BARRX Medical, Inc.					9,231	9,892

EKOS Corporation	Therapeutic	Senior Debt
22030 20th Ave. Southeast,		Matures November 2010
Suite 101 Bothell, WA 98021		Interest rate Prime + 2.00%		$4,083	3,988	3,988
		Preferred Stock Warrants	0.79%		175	41
		Preferred Stock Warrants	0.39%		153	20

Total EKOS Corporation					4,316	4,049

Gelesis, Inc.	Therapeutic	Senior Debt
222 Berkley Street, Suite 1040,		Matures May 2012
Boston, MA 02116		Interest rate Prime + 5.65% or
		Floor rate of 10.75%		$3,000	2,955	2,955
		Preferred Stock Warrants	0.46%		57	33

Total Gelesis, Inc.					3,012	2,988

Gynesonics, Inc.	Therapeutic	Preferred Stock Warrants	0.47%		17	245
604 5th Ave Suite D		Preferred Stock	0.84%		250	594
Redwood City, CA 94063

Total Gynesonics, Inc.					267	839

Light Science Oncology, Inc.	Therapeutic	Preferred Stock Warrants	0.15%		99	18
15405 SE 37th Street, Suite 100,
Bellevue, WA 98006

Total Light Science Oncology, Inc.					99	18

Novasys Medical, Inc.(4)	Therapeutic	Senior Debt
39684 Eureka Drive Newark,		Matures February 2010
CA 94560		Interest rate 9.70%		$1,991	1,984	1,984
		Preferred Stock Warrants	1.01%		71	153
		Preferred Stock Warrants	0.25%		54	51
		Preferred Stock	1.42%		555	683

Total Novasys Medical, Inc.					2,664	2,871

Power Medical Interventions, Inc.	Therapeutic	Common Stock Warrants	0.05%		21	2
2021 Cabot Blvd West Langhorne,
PA 19047

Total Power Medical Interventions, Inc.					21	2

Total Therapeutic (5.67%)					19,610	20,659

Cozi Group, Inc.	Internet Consumer	Preferred Stock Warrants	0.95%		147	—
506 Second Avenue, Suite 710	& Business	Preferred Stock	0.65%		177	7
	Services

Total Cozi Group, Inc.					324	7

Invoke Solutions, Inc.	Internet Consumer	Senior Debt
375 Totten Pond Road Suite 400	& Business	Matures November 2009
Waltham, MA 02451	Services	Interest rate Prime + 3.75%		$334	346	346
		Preferred Stock Warrants	1.48%		56	14
		Preferred Stock Warrants	0.33%		26	164

Total Invoke Solutions, Inc.					428	524

Portfolio Company	Industry	Type of Investment(1)	Percentage of Class Held on a Fully Diluted Basis(8)	Principal Amount	Cost(2)	Value(3)
Prism Education Group Inc.	Internet Consumer	Senior Debt
233 Needham St. Newton,	& Business	Matures December 2010
MA 02464	Services	Interest rate 11.25%		$1,168	1,151	1,151
		Preferred Stock Warrants	0.98%		43	117

Total Prism Education Group Inc.					1,194	1,268

RazorGator Interactive Group, Inc.(4)	Internet Consumer	Revolving Line of Credit
11150 Santa Monica Blvd.,	& Business	Matures May 2010
Suite 500 Los Angeles, CA 90025	Services	Interest rate Prime + 6.00% or
		Floor rate of 12.00%		$3,000	3,000	3,000
		Preferred Stock Warrants	0.96%		13	999
		Preferred Stock Warrants	0.12%		28	127
		Preferred Stock	1.28%		1,000	2,240

Total RazorGator Interactive Group, Inc.					4,041	6,366

Serious USA, Inc.(7)	Internet Consumer	Senior Debt
375 West Broadway	& Business	Matures Februrary 2011
New York, NY 10012	Services	Interest rate 14.00%		$2,318	2,278	778
		Preferred Stock Warrants	1.25%		94	—

Total Serious USA, Inc.					2,372	778

Spa Chakra, Inc.	Internet Consumer	Senior Debt
111 West 57th Street, Suite 1400,	& Business	Matures June 2010
New York, NY 10019	Services	Interest rate 14.45%		$10,000	10,041	10,041

Total Spa Chakra, Inc.					10,041	10,041

Total Internet Consumer & Business Services (5.21%)					18,400	18,984

Lilliputian Systems, Inc.	Energy	Preferred Stock Warrants	0.07%		106	127
36 Jonspin Road		Common Stock Warrants	0.05%		49	—
Wilmington, MA 01887

Total Lilliputian Systems, Inc.					155	127

Total Energy (0.03%)					155	127

Active Response Group, Inc.(7)	Information	Senior Debt
104 West 27th Street, Suite 200	Services	Matures July 2011
New York, NY 10001-1210		Interest rate LIBOR + 12.55%		$6,158	6,131	861
		Revolving Line of Credit
		Matures December 2009
		Interest rate Prime + 14.00% or
		Floor rate of 18.00%		$3,500	3,500	362
		Common Stock Warrants	0.39%		92	—
		Preferred Stock Warrants	0.99%		46	—
		Common Stock	1.72%		105	—

Total Active Response Group, Inc.					9,874	1,223

Box.net, Inc.	Information	Senior Debt
1895 El Camino Real, Palo Alto,	Services	Matures May 2011
CA 94306		Interest rate Prime + 1.50%		$894	862	862
		Senior Debt
		Matures September 2011 Interest rate Prime + 0.50%		$363	363	363
		Preferred Stock Warrants	0.78%		73	55

Total Box.net, Inc.					1,298	1,280

Buzznet, Inc.	Information	Preferred Stock Warrants	0.01%		9	—
6464 Sunset Blvd, Suite 650	Services	Preferred Stock	0.15%		250	74
Los Angeles, CA 90028

Total Buzz Media, Inc.					259	74

Portfolio Company	Industry	Type of Investment(1)	Percentage of Class Held on a Fully Diluted Basis(8)	Principal Amount	Cost(2)	Value(3)
hi5 Networkss, Inc.	Information	Senior Debt
55 Second St. Suite 300	Services	Matures December 2010
San Francisco, CA 94105		Interest rate Prime + 2.5%		$2,033	2,033	2,033
		Senior Debt
		Matures June 2011
		Interest rate Prime + 0.5%		$4,729	4,653	4,653
		Preferred Stock Warrants	0.54%		213	—

Total hi5 Networks, Inc.					6,899	6,686

Jab Wireless, Inc.	Information	Senior Debt
5350 S. Roslyn St. Suite 306	Services	Matures November 2012
Greenwood Village, CO 80111		Interest rate Prime + 3.50% or
		Floor rate of 9.50%		$14,988	14,950	14,950
		Preferred Stock Warrants	2.00%		265	188

Total Jab Wireless, Inc.					15,215	15,138

Solutionary, Inc.	Information	Senior Debt
9420 Underwood Avenue,	Services	Matures June 2010
3rd Floor Omaha, NE 68114		Interest rate LIBOR + 5.00% or
		Floor rate of 12.00%		$3,151	3,389	3,389
		Revolving Line of Credit
		Matures June 2010
		Interest rate LIBOR + 5.00% or
		Floor rate of 12.00%		$1,500	1,575	1,575
		Preferred Stock Warrants	0.79%		94	113
		Preferred Stock Warrants	0.02%		2	3
		Preferred Stock	0.35%		250	236

Total Solutionary, Inc.					5,310	5,316

Ancestry.com, Inc.(The Generation Networks, Inc.)	Information	Senior Debt
360 West 4800 North Provo,	Services	Matures December 2012
UT 84604		Interest rate 7.42%		$5,221	5,221	5,130
		Common Stock	0.19%		500	431

Total The Generation Networks, Inc.					5,721	5,561
Good Technologies, Inc. (Visto Corporation)		Common Stock	0.17%		603	603
101 Redwood Shores Parkway,
Suite 400, Redwood Shores,
CA 94065

Total Visto Corporation					603	603

Coveroo, Inc.	Information	Senior Debt
333 Bryant Street San Francisco,	Services	Matures July 2010
CA 94107		Interest rate Prime + 9.75%		$110	108	—
		Preferred Stock Warrants	0.08%		7	—

Total Coveroo, Inc.					115	—

Zeta Interactive Corporation	Information	Senior Debt
99 Park Ave, 23rd Floor	Services	Matures November 2012
New York, NY 10016		Interest rate 9.50%		$5,439	5,375	5,375
		Senior Debt
		Matures November 2012
		Interest rate 10.50%		$7,396	7,486	7,486
		Preferred Stock Warrants	1.19%		173	—
Zeta Interactive Corporation		Preferred Stock	0.96%		500	405

Total Zeta Interactive Corporation					13,534	13,266

Total Information Services (13.50%)					58,828	49,147

Novadaq Technologies, Inc.	Diagnostic	Common Stock	0.78%		1,606	564
2585 Skymark Ave. Suite 306 Mississauga, Ontario L4W 4L5

Total Novadaq Technologies, Inc.					1,606	564

Portfolio Company	Industry	Type of Investment(1)	Percentage of Class Held on a Fully Diluted Basis(8)	Principal Amount	Cost(2)	Value(3)
Optiscan Biomedical, Corp.	Diagnostic	Senior Debt
1105 Atlantic Ave, Suite 101		Matures June 2011
Alameda, CA 94501		Interest rate 10.25%		$10,000	9,678	9,678
		Preferred Stock Warrants	2.61%		760	299
		Preferred Stock	3.84%		3,000	3,000

Total Optiscan Biomedical, Corp.					13,438	12,977

Total Diagnostic (3.72%)					15,044	13,541

Kamada, LTD. (5)	Biotechnology	Senior Debt
Science Park, Kiryat Weizmann,	Tools	Matures February 2012
Ness Ziona , Israel, 76327		Interest rate 10.60%		$19,500	18,991	18,991
		Common Stock Warrants	0.44%		412	404
		Common Stock	0.75%		500	674

Total Kamada, LTD.					19,903	20,069

NuGEN Technologies, Inc.	Biotechnology	Senior Debt
821 Industrial Road, Unit A	Tools	Matures November 2010
San Carlos, CA 94070		Interest rate Prime + 3.45%		$1,178	1,166	1,166
		Senior Debt
		Matures November 2010
		Interest rate Prime + 1.70%		$671	671	671
		Preferred Stock Warrants	1.05%		45	159
		Preferred Stock Warrants	0.15%		33	13
		Preferred Stock	0.97%		500	239

Total NuGEN Technologies, Inc.					2,415	2,248

Solace Pharmaceuticals, Inc.(4)	Biotechnology	Senior Debt
Four Cambridge Center,	Tools	Matures August 2012
2nd Floor, Cambridge, MA 02142		Interest rate Prime + 4.25% or
		Floor rate of 9.85%		$5,000	4,916	4,916
		Preferred Stock Warrants	0.39%		42	46
		Preferred Stock Warrants	0.39%		55	50

Total Solace Pharmaceuticals, Inc.					5,013	5,012

Total Biotechnology Tools (7.50%)					27,331	27,329

Crux Biomedical, Inc.	Surgical Devices	Preferred Stock Warrants	0.14%		37	—
3274 Alpine Rd. Portola Valley,		Preferred Stock	0.28%		250	26
CA 94028

Total Crux Biomedical, Inc.					287	26

Transmedics, Inc.(4)	Surgical Devices	Senior Debt
200 Minuteman Road, Suite 302,		Matures December 2011
Andover, MA 01810		Interest rate Prime + 5.25%		$9,475	9,344	2,344
		Preferred Stock Warrants	2.87%		225	—

Total Transmedics, Inc.					9,569	2,344

Total Surgical Devices (0.65%)					9,856	2,370

Glam Media, Inc.	Media/Content/	Preferred Stock Warrants	0.24%		482	283
8000 Marina Blvd., Suite 130,	Info
Brisbane, CA 94005

Total Glam Media, Inc.					482	283

Waterfront Media Inc.(4)	Media/Content/	Senior Debt
45 Main Street, Suite 800	Info	Matures September 2010
Brooklyn, NY 11201		Interest rate Prime + 3.00%		$1,795	1,781	1,781
		Revolving Line of Credit
		Matures October 2009
		Interest rate Prime + 3.75% or
		Floor rate of 10.50%		$7,000	7,000	7,000
		Preferred Stock Warrants	0.31%		60	509
		Preferred Stock	0.41%		1,000	1,656

Total Waterfront Media Inc.					9,841	10,946

Total Media/Content/Info (3.08%)					10,323	11,229

Total Investments (124.20%)					490,119	452,390

*	Value as a percent of net assets
(1)	Preferred and common stock, warrants, and equity interests are generally non-income producing.
(2)	Gross unrealized appreciation, gross unrealized depreciation, and net depreciation for federal income tax purposes totaled $12,056, $51,654 and $39,598, respectively. The tax cost of investments is $490,749.
(3)	Except for warrants in six publicly traded companies and common stock in four publicly traded companies, all investments are restricted at June 30, 2009 and were valued at fair value as determined in good faith by the Board of Directors. No unrestricted securities of the same issuer are outstanding. The Company uses the Standard Industrial Code for classifying the industry grouping of its portfolio companies.
(4)	Debt investments of this portfolio company have been pledged as collateral under the Wells Facility.
(5)	Non-U.S. company or the company’s principal place of business is outside the United States.
(6)	Affiliate investment that is defined under the Investment Company Act of 1940 as companies in which HTGC owns as least 5% but not more than 25% of the voting securities of the company. All other investments are less than 5% owned.
(7)	Debt is on non-accrual status at June 30, 2009, and is therefore considered non-income producing.
(8)	The “percentage of class held on a fully diluted basis” represents the percentage of the class of security we may own assuming we exercise our warrants or options (whether or not they are in-the-money) and assuming that warrants, options or convertible securities held by others are not exercised or converted. We have not included any security which is subject to significant vesting contingencies. Common stock, preferred stock, warrants, options and equity interests are generally non-income producing and restricted. The percentage was calculated based on the most current outstanding share information available to us (1) in the case of private companies, provided by that company, and (2) in the case of public companies, provided by that company’s most recent public filings with the SEC.

Portfolio Company Descriptions

Acceleron Pharmaceuticals, Inc.

Acceleron Pharmaceuticals focuses on developing therapeutics for metabolic and musculoskeletal diseases.

Active Response Group, Inc.

Active Response provides targeted, qualified leads to clients from individuals who indicate interest or “opt-in” to receive marketing information. They are also a provider of display advertising and behavioral marketing.

Aegerion Pharmaceuticals, Inc.

Aegerion Pharmaceuticals is a privately held specialty pharmaceutical company focused on the development and commercialization of promising pharmaceuticals to treat cardiovascular and metabolic disease.

Affinity Videonet Inc.

Affinity offers the highest quality video conference suites, bridging and conferencing services and the most responsive scheduling bureau, providing the just-like-being-there meetings. Affinity Videonet’s highly-trained, ultra-professional client services specialists consult with their customers to schedule, plan and execute video conferences with ease, accuracy and immediacy.

Ancestry.com ( formerly known as The Generation Networks, Inc.)

Ancestry.com operates an online network for connecting families with histories. The company’s web sites provide online family and local history information, including historical records, military records, and census records, as well as civil, ecclesiastical, and immigration records.

Annie’s, Inc.

Annie’s is one of the largest producers of organic and all natural food products in North America, which has evolved into a robust product line featuring organic cereals, cookies, pastas, and canned goods.

Atrenta, Inc.

Atrenta Inc. is a provider of development solutions that seek to turn chip, system and software development into more predictable and controllable processes for the electronic systems industry.

Aveo Pharmaceuticals, Inc.

AVEO is a biopharmaceutical company focused on the discovery and development of novel cancer therapeutics.

Barrx Medical, Inc.

Barrx is a medical device company that develops treatment solutions for Barrett’s esophagus.

Blurb, Inc.

Blurb provides a service that allows individuals to publish books using professional authoring templates plus a print-on-demand engine, a community content library and an online marketplace.

Box.net, Inc.

Box.net currently serves over 50,000 companies from small businesses to Fortune 1000 that look to Box.net to simplify online content management, accelerate team productivity and connect employees with a familiar interface that anyone can use.

Braxton Technologies, LLC

Braxton fills a need for specialized weapon system command and control. Braxton is focused on building an integrated commercial command and control product line for use in both satellite and weapons control applications.

Bullhorn, Inc.

Bullhorn builds and delivers the industry’s leading on demand staffing and recruiting software for the staffing industry. Bullhorn offers unmatched levels of customization for the interface, business logic, analytics, and user controls without expensive or time-consuming consultations.

Buzznet, Inc.

Buzznet is a photoblog community site that provides members and viewers updated information about music and pop culture.

ClickFox, Inc.

ClickFox offers a comprehensive cross channel solution capable of easily aggregating data from all customer touch points and from other limited analytics sources, such as speech analytics, web analytics, quality monitoring, agent scoring, workforce optimization and beyond.

Coveroo, Inc. (formerly known as Wallop, Inc.)

Coveroo features artwork from The Simpsons, Star Trek, Stargate, CSI, and Family Guy among others for many popular handsets such as the Blackberry Curve, Bold, and Pearl as well as the iPhone using designs that are printed onto the covers using a high precision etching technology.

Cozi Group, Inc.

Cozi is a web service that helps families organize and simplify busy family life. With Cozi, families have the tools to manage schedules and activities, track shopping and to do lists, organize household chores, and share family moments with friends and relatives—all in one solution. Families can access Cozi from any computer at home or at work, and can get shopping lists, schedules and messages on any mobile phone.

Crux Biochemical, Inc.

Crux Biomedical is developing a retrievable Inferior Vena Cava filter that promises to be a great improvement over existing modes of treatment. The company is currently working with the FDA to design and implement large-scale human clinical trials.

Custom One Design, Inc.

Custom One Design is a fabless semiconductor company that designs and manufactures advanced analog, mixed-mode, digital, power and radio frequency application specific semiconductors for a broad range of customers.

Dicerna, Inc.

Dicerna, Inc. is developing novel therapeutic agents in multiple therapeutic areas based on its proprietary Dicer Substrate Technology™, which triggers RNA interference (RNAi) in a potent and specific manner.

E-Band Communications, Inc.

E-Band Communications Corporation designs and manufactures multi-gigabit capacity wireless communication systems based on 71-86GHz millimeter-wave radio technology.

EKOS Corporation

EKOS provides ultrasound-assisted, fluid infusion catheters for diagnosis and therapy. The company’s EKOS® Lysus® Peripheral Infusion System and EKOS® Micro-Infusion Catheter are FDA-cleared for the delivery of therapeutic agents, including clot-dissolving thrombolytics, into the peripheral vasculature of patients with peripheral arterial occlusion and deep vein thrombosis.

Elixir Pharmaceuticals, Inc.

Elixir is a biopharmaceutical company utilizing aging research to develop pharmaceuticals that treat and/or prevent metabolic disease such as obesity and diabetes.

Enpirion, Inc.

Enpirion is a premier analog semiconductor company with expertise in highly integrated power management solutions. Enpirion has developed the industry’s first family of Power Systems-on-a-Chip (PowerSoC) DC-DC converters featuring integrated inductors, which uniquely enables the combination of high efficiency, industry leading footprint and low noise performance.

Epicept Corporation

Epicept is a pharmaceutical company focused on the development and commercialization of topically-delivered prescription pain management therapeutics.

ForeScout Technologies, Inc.

ForeScout is a provider of clientless network access control (NAC) solutions that enable customers to gain complete control over network security without disrupting end-user productivity.

GameLogic, Inc.

GameLogic is a provider of next generation games, gaming systems, and platforms for casinos and lotteries. The company provides large-scale interactive games and game technology for distribution on a variety of digital media.

Gelesis, Inc.

Gelesis is developing breakthrough technologies for the treatment of obesity and other unmet medical needs.

Glam Media, Inc.

Glam Media created and operates a distributed media advertising network targeting women though its glam.com site, owned properties and partner sites in its publishing network.

Gomez, Inc.

Gomez supplies enterprise solutions that help companies achieve and maintain the performance of their mission-critical Internet applications. Gomez provides performance measurement, benchmarking and competitive analysis to companies across all industry segments, including financial services, e-commerce, information technology and travel.

Good Technologies, Inc.

Good Technology is mobile security and control that allows organizations to connect and collaborate on their mobile devices of choice.

Gynesonics, Inc.

Gynesonics is a development stage company focusing on minimally invasive devices for women’s health.

hi5 Networks, Inc.

hi5 is an online social network designed with the global audience in mind, where over 80 million members have established accounts and personal pages. hi5 is currently available in over 20 language options.

HighJump, LLC

HighJump Software has delivers an array of supply chain execution solutions that streamline the flow of inventory and information from source through consumption.

HighRoads, Inc.

HighRoads provides technology-based solutions and services to provide visibility and enable collaboration throughout the design, procurement, management and communication of employee benefits plans.

Horizon Therapeutics, Inc.

Horizon Therapeutics is a late stage biopharmaceutical company focused on reformulating off-patent drugs in the area of mild to moderate pain. The company’s goal is to minimize risk, development time, and cost by formulating novel combinations of existing approved compounds.

Ikano Communications, Inc.

Ikano Communications partners with Internet Service Providers to help such providers in reducing operating costs, increasing revenues and expanding geographic reach and product offerings.

InfoLogix, Inc.

InfoLogix is a leading provider of enterprise mobility solutions for the healthcare and commercial industries. With 19 issued patents, InfoLogix provides mobile managed solutions, on-demand software applications, mobile infrastructure products, and strategic consulting services to over 2,000 clients in North America. InfoLogix is a publicly-traded company (NASDAQ: IFLG).

Inotek Pharmaceuticals Corporation

Inotek Pharmaceuticals is a clinical-stage ophthalmic pharmaceutical company developing therapies with novel mechanisms of action to address significant diseases of the eye.

Intelliden, Inc.

Intelliden offers Intelligent Networking software solutions for network-driven organizations to control, manage and scale their networks.

Invoke Solutions, Inc.

Invoke Solutions develops and provides real-time research technologies that seek to help businesses gain instant insight into the opinions, views, and dynamics of their customers, employees, and other constituents.

IPA Holdings, LLC

IPA is the leading provider of automated dispensing and retrieval solutions in the rapidly growing $1.8 billion surgical scrubs and linen market. IPA offers the “best-in-class” solution for the management of scrubs (“scrubEx” product line) and linen (“alEx” product line) in hospitals.

iWatt, Inc.

iWatt is a power management IC company that designs, develops and markets semiconductors for computer, communications and industrial markets.

Jab Wireless, Inc.

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Kamada, Inc.

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Labopharm USA, Inc.

Labopharm seeks to develop improved formulations of currently marketed drugs using its advanced, proprietary controlled-release drug delivery technologies. Labopharm seeks to develop and commercialize new value-added formulations of existing products that address the market’s preference for drugs that offer simplified dosing regimens, improved efficacy or a reduced side effect profile.

Light Science Oncology, Inc.

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Lilliputian Systems, Inc.

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Luminus Devices, Inc.

Luminus Devices, Inc., develops and manufactures high performance solid state light emitting devices. PhlatLight (Photonic Lattice) technology, developed by Luminus Devices based on research done at MIT, is a

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Market Force Information, Inc.

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Maxvision Holding, LLC

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Memory Pharmaceuticals Corp.

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Merrimack Pharmaceuticals, Inc.

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NeoNova Holding Company

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NEXX Systems, Inc.

NEXX is a provider of processing equipment for advance wager level packaging applications.

Novasys Medical, Inc.

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Novadaq Technologies, Inc.

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NuGEN Technologies, Inc.

NuGEN is dedicated to the development and commercialization of high sensitivity nucleic acid amplification and detection technologies. These technologies form the foundation for a range of products used by researchers to prepare samples for genetic analysis.

OnTech Operations, Inc.

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OptiScan Biomedical Corporation

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Panacos Pharmaceuticals, Inc.

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Paratek Pharmaceuticals, Inc.

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Peerless Network Inc.

Peerless Network is focused on simplifying the interconnection process for other telecommunications service providers and unique solutions for business customers via a wide range of innovative services. Peerless currently offers services in Atlanta, Chicago, Miami, New York, Philadelphia, Minneapolis/St. Paul and St. Louis. Peerless is currently certified to provide a wide range of telecommunications services in twenty-three states.

Ping Identity Corporation

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Portola Pharmaceuticals

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Power Medical Interventions, Inc.

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Prism Education Group, Inc.

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PSS Systems, Inc.

PSS Systems is a developer of automated records and information lifecycle management solutions.

Purcell Systems, Inc.

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Quartics, Inc.

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QuatRx Pharmaceuticals Company

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RazorGator, Inc.

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Recoly, N.V.

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Rivulet Communications, Inc.

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RockYou, Inc.

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Savvion, Inc.

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Serious USA, Inc.

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Seven Networks, Inc.

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Shocking Technologies, Inc.

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SiCortex, Inc.

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Solace, Inc.

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Solarflare Communications, Inc.

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Solutionary, Inc.

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Spa Chakra, Inc.

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Spatial Photonics, Inc.

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Sportvision, Inc.

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Stoke, Inc.

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Tectura Corporation

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Transcept Pharmaceuticals, Inc.

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TransMedics, Inc.

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VeriWave, Inc.

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WageWorks, Inc.

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Waterfront Media, Inc.

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WildTangent, Inc.

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Zayo Bandwidth, Inc.

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SENIOR SECURITIES

Information about our senior securities is shown in the following table for the periods as of December 31, 2008, December 31, 2007, 2006, 2005 and 2004 and as of June 30, 2009. The information has been derived from our financial statements which have been audited by Ernst & Young LLP as of and for the periods ending December 31, 2008, 2007, 2006, 2005 and 2004. The June 30, 2009 information has been derived from our unaudited financial statements. Ernst & Young LLP’s report on the senior securities table is attached as an exhibit to the registration statement of which this prospectus is a part and such report relates to the periods as of December 31, 2008, 2007, 2006, 2005 and 2004. See “Management’s Discussion and Analysis—Borrowings” for updated senior securities information.

Class and Year	Total Amount Outstanding Exclusive of Treasury Securities(1)	Asset Coverage per Unit(2)	Average Market Value per Unit(3)
Bridge Loan Credit Facility with Alcmene Funding L.L.C.
December 31, 2004	—	—	N/A
December 31, 2005	$25,000,000	$2,505	N/A
December 31, 2006	—	—	N/A
December 31, 2007	—	—	N/A
December 31, 2008	—	—	N/A
June 30, 2009 (unaudited)	—	—	N/A
Securitized Credit Facility
December 31, 2004	—	—	N/A
December 31, 2005	$51,000,000	$2,505	N/A
December 31, 2006	$41,000,000	$7,230	N/A
December 31, 2007	$79,200,000	$6,755	N/A
December 31, 2008	$89,582,000	$6,689	N/A
June 30, 2009 (unaudited)	—	—	N/A
Small Business Administration Debentures(4)
December 31, 2004	—	—	N/A
December 31, 2005	—	—	N/A
December 31, 2006	—	—	N/A
December 31, 2007	$55,050,000	$9,718	N/A
December 31, 2008	$127,200,000	$4,711	N/A
June 30, 2009 (unaudited)	$130,600,000	$3,792	N/A
Wells Facility
December 31, 2004	—	—	N/A
December 31, 2005	—	—	N/A
December 31, 2006	—	—	N/A
December 31, 2007	—	—	N/A
December 31, 2008	—	—	N/A
June 30, 2009 (unaudited)	$417,000	$1,187,649	N/A

(1)	Total amount of each class of senior securities outstanding at the end of the period presented, rounded to nearest thousand.
(2)	The asset coverage ratio for a class of senior securities representing indebtedness is calculated as our consolidated total assets, less all liabilities and indebtedness not represented by senior securities, divided by senior securities representing indebtedness. This asset coverage ratio is multiplied by $1,000 to determine the Asset Coverage per Unit.
(3)	Not applicable because senior securities are not registered for public trading.
(4)	Issued by our SBIC subsidiary to the SBA. These categories of senior securities were not subject to the asset coverage requirements of the 1940 Act.

SALES OF COMMON STOCK BELOW NET ASSET VALUE

On June 3, 2009, our common stockholders voted to allow us to issue common stock at a discount from our net asset value (NAV) per share for a period of one year ending on June 3, 2010. In connection with the receipt of such stockholder approval, we agreed to limit the number of shares that we issue at a price below net asset value pursuant to this authorization so that the aggregate dilutive effect on our then outstanding shares will not exceed 20%.

In order to sell shares pursuant to this authorization:

•	a majority of our independent directors who have no financial interest in the sale must have approved the sale; and

•

a majority of such directors, who are not interested persons of the Company, in consultation with the underwriter or underwriters of the offering if it is to be underwritten, must have determined in good faith, and as of a time immediately prior to the first solicitation by us or on our behalf of firm commitments to purchase such shares or immediately prior to the issuance of such shares, that the price at which such shares are to be sold is not less than a price which closely approximates the market value of those shares, less any underwriting commission or discount.

Any offering of common stock below NAV per share will be designed to raise capital for investment in accordance with our investment objectives and business strategies.

In making a determination that an offering below NAV per share is in our and our stockholders’ best interests, our Board of Directors would consider a variety of factors including:

•	The effect that an offering below NAV per share would have on our stockholders, including the potential dilution they would experience as a result of the offering;

•	The amount per share by which the offering price per share and the net proceeds per share are less than the most recently determined NAV per share;

•	The relationship of recent market prices of our common stock to NAV per share and the potential impact of the offering on the market price per share of our common stock;

•	Whether the proposed offering price would closely approximate the market value of our shares;

•	The potential market impact of being able to raise capital during the current financial market difficulties;

•	The nature of any new investors anticipated to acquire shares in the offering;

•	The anticipated rate of return on and quality, type and availability of investments to be funded with the proceeds from the offering, if any; and

•	The leverage available to us, both before and after any offering, and the terms thereof.

Sales by us of our common stock at a discount from NAV pose potential risks for our existing stockholders whether or not they participate in the offering, as well as for new investors who participate in the offering.

The following three headings and accompanying tables will explain and provide hypothetical examples on the impact of an offering at a price less than NAV per share on three different sets of investors:

•	existing stockholders who do not purchase any shares in the offering;

•	existing stockholders who purchase a relatively small amount of shares in the offering or a relatively large amount of shares in the offering; and

•	new investors who become stockholders by purchasing shares in the offering.

Impact on Existing Stockholders who do not Participate in the Offering

Our existing stockholders who do not participate in an offering below NAV per share or who do not buy additional shares in the secondary market at the same or lower price we obtain in the offering (after expenses and commissions) face the greatest potential risks. These stockholders will experience an immediate decrease (often called dilution) in the NAV of the shares they hold and their NAV per share. These stockholders will also experience a disproportionately greater decrease in their participation in our earnings and assets and their voting power than the increase we will experience in our assets, potential earning power and voting interests due to the offering. These stockholders may also experience a decline in the market price of their shares, which often reflects to some degree announced or potential decreases in NAV per share. This decrease could be more pronounced as the size of the offering and level of discount to NAV increases.

The following table illustrates the level of NAV dilution that would be experienced by a nonparticipating stockholder in three different hypothetical offerings of different sizes and levels of discount from NAV per share. Actual sales prices and discounts may differ from the presentation below.

The examples assume that Company XYZ has 3,000,000 common shares outstanding, $40,000,000 in total assets and $10,000,000 in total liabilities. The current net asset value and NAV are thus $30,000,000 and $10.00. The table illustrates the dilutive effect on nonparticipating Stockholder A of (1) an offering of 150,000 shares (5% of the outstanding shares) with proceeds to the Company XYZ at $9.50 per share after offering expenses and commission, (2) an offering of 300,000 shares (10% of the outstanding shares) with proceeds to the Company XYZ at $9.00 per share after offering expenses and commissions and (3) an offering of 600,000 shares (20% of the outstanding shares) with proceeds to the Company XYZ at $8.00 per share after offering expenses and commissions.

	Prior to Sale Below NAV	Example 1 5% Offering at 5% Discount		Example 2 10% Offering at 10% Discount		Example 3 20% Offering at 20% Discount
		Following Sale	% Change	Following Sale	% Change	Following Sale	% Change
Offering Price
Price per Share to Public(1)	—	$10.00	—	$9.47	—	$8.42	—
Net Proceeds per Share to Issuer	—	$9.50	—	$9.00	—	$8.00	—
Decrease to NAV
Total Shares Outstanding	3,000,000	3,150,000	5.00%	3,300,000	10.00%	3,600,000	20.00%
NAV per Share	$10.00	$9.98	(0.20)%	$9.91	(0.90)%	$9.67	(3.30)%
Share Dilution to Stockholder
Shares Held by Stockholder A	30,000	30,000	—	30,000	—	30,000	—
Percentage of Shares Held by Stockholder A	1.00%	0.95%	(4.76)%	0.91%	(9.09)%	0.83%	(16.67)%
Total Asset Values
Total NAV Held by Stockholder A	$300,000	$299,286	(0.20)%	$297,273	(0.90)%	$290,000	(3.30)%
Total Investment by Stockholder A (Assumed to Be $10.00 per Share)	$300,000	$300,000	—	$300,000	—	$300,000	—
Total Dilution to Stockholder A (Change in Total NAV Held By Stockholder)		$(714)	—	$(2,727)	—	$(10,000)	—
Per Share Amounts
NAV per Share Held by Stockholder A	—	$9.98	—	$9.91	—	$9.67	—
Investment per Share Held by Stockholder A (Assumed to be $10.00 per Share on Shares Held Prior to Sale)	$10.00	$10.00	—	$10.00	—	$10.00	—
Dilution per Share Held by Stockholder A	—	$(0.02)	—	$(0.09)	—	$(0.33)	—
Percentage Dilution per Share Held by Stockholder A	—	—	(0.20)%	—	(0.90)%	—	(3.30)%

(1)	Assumes 5% in selling compensation and expenses paid by Company XYZ.

Impact on Existing Stockholders who do Participate in the Offering

Our existing stockholders who participate in an offering below NAV per share or who buy additional shares in the secondary market at the same or lower price as we obtain in the offering (after expenses and commissions) will experience the same types of NAV dilution as the nonparticipating stockholders, albeit at a lower level, to the extent they purchase less than the same percentage of the discounted offering as their interest in our shares immediately prior to the offering. The level of NAV dilution to such stockholders will decrease as the number of shares such stockholders purchase increases. Existing stockholders who buy more than their proportionate percentage will experience NAV dilution but will, in contrast to existing stockholders who purchase less than their proportionate share of the offering, experience an increase (often called accretion) in NAV per share over their investment per share and will also experience a disproportionately greater increase in their participation in our earnings and assets and their voting power than our increase in assets, potential earning power and voting interests due to the offering. The level of accretion will increase as the excess number of shares purchased by such stockholder increases. Even a stockholder who over-participates will, however, be subject to the risk that we may make additional discounted offerings in which such stockholder does not participate, in which case such a stockholder will experience NAV dilution as described above in such subsequent offerings. These stockholders may also experience a decline in the market price of their shares, which often reflects to some degree announced or potential decreases in NAV per share. This decrease could be more pronounced as the size of the offering and the level of discount to NAV increases.

The following chart illustrates the level of dilution and accretion in the hypothetical 20% discount offering from the prior chart (Example 3) for a stockholder that acquires shares equal to (1) 50% of its proportionate share of the offering (i.e., 3,000 shares, which is 0.5% of an offering of 600,000 shares rather than its 1.0% proportionate share) and (2) 150% of such percentage (i.e., 9,000 shares, which is 1.5% of an offering of 600,000 shares rather than its 1.0% proportionate share). The prospectus supplement pursuant to which any discounted offering is made will include a chart for this example based on the actual number of shares in such offering and the actual discount from the most recently determined NAV per share.

		50% Participation		150% Participation
	Prior to Sale Below NAV	Following Sale	% Change	Following Sale	% Change
Offering Price
Price per Share to Public(1)	—	$8.42	—	$8.42	—
Net Proceeds per Share to Issuer	—	$8.00	—	$8.00	—
Increase in Shares and Decrease to NAV
Total Shares Outstanding	3,000,000	3,600,000	20.00%	3,600,000	20.00%
NAV per Share	$10.00	$9.67	(3.33)%	$9.67	(3.33)%
Dilution/Accretion to Participating Stockholder A
Share Dilution/Accretion
Shares Held by Stockholder A	30,000	33,000	10.00%	39,000	30.00%
Percentage Outstanding Held by Stockholder A	1.00%	0.92%	(8.33)%	1.08%	8.33%
NAV Dilution/Accretion
Total NAV Held by Stockholder A	$300,000	$319,110	6.33%	$377,130	25.67%
Total Investment by Stockholder A (Assumed to be $10.00 per Share on Shares Held Prior to Sale)	—	$325,260	—	$375,780	—
Total Dilution/Accretion to Stockholder A (Total NAV Less Total Investment)	—	$(6,150)	—	$1,350	—
NAV Dilution/Accretion per Share
NAV per Share Held by Stockholder A	—	$9.67	—	$9.67	—
Investment per Share Held by Stockholder A (Assumed to be $10.00 per Share on Shares Held Prior to Sale)	$10.00	$9.86	(1.44)%	$9.64	(3.65)%
NAV Dilution/Accretion per Share Experienced by Stockholder A (NAV per Share Less Investment per Share)	—	$(0.19)	—	$0.03	—
Percentage NAV Dilution/Accretion Experienced by Stockholder A (NAV Dilution/Accretion per Share Divided by Investment per Share)	—	—	(1.93)%	—	0.31%

(1)	Assumes 5% in selling compensation and expenses paid by Company XYZ.

Impact on New Investors

Investors who are not currently stockholders, but who participate in an offering below NAV and whose investment per share is greater than the resulting NAV per share due to selling compensation and expenses paid by us will experience an immediate decrease, albeit small, in the NAV of their shares and their NAV per share compared to the price they pay for their shares (Example 1 below). On the other hand, investors who are not currently stockholders, but who participate in an offering below NAV per share and whose investment per share is also less than the resulting NAV per share will experience an immediate increase in the NAV of their shares and their NAV per share compared to the price they pay for their shares (Examples 2 and 3 below). These latter investors will experience a disproportionately greater participation in our earnings and assets and their voting power than our increase in assets, potential earning power and voting interests. These investors will, however, be subject to the risk that we may make additional discounted offerings in which such new stockholder does not participate, in which case such new stockholder will experience dilution as described above in such subsequent offerings. These investors may also experience a decline in the market price of their shares, which often reflects to some degree announced or potential decreases in NAV per share. This decrease could be more pronounced as the size of the offering and level of discount to NAV increases.

The following chart illustrates the level of dilution or accretion for new investors that would be experienced by a new investor in the same hypothetical 5%, 10% and 20% discounted offerings as described in the first chart above. The illustration is for a new investor who purchases the same percentage (1.00%) of the shares in the offering as Stockholder A in the prior examples held immediately prior to the offering. The prospectus supplement pursuant to which any discounted offering is made will include a chart for these examples based on the actual number of shares in such offering and the actual discount from the most recently determined NAV per share.

		Example 1 5% Offering at 5% Discount		Example 2 10% Offering at 10% Discount		Example 3 20% Offering at 20% Discount
	Prior to Sale Below NAV	Following Sale	% Change	Following Sale	% Change	Following Sale	% Change
Offering Price
Price per Share to Public(1)	—	$10.00	—	$9.47	—	$8.42	—
Net Proceeds per Share to Issuer	—	$9.50	—	$9.00	—	$8.00	—
Increase in Shares and Decrease to NAV
Total Shares Outstanding	3,000,000	3,150,000	5.00%	3,300,000	10.00%	3,600,000	20.00%
NAV per Share	$10.00	$9.98	(0.20)%	$9.91	(0.90)%	$9.67	(3.30)%
Dilution/Accretion to New Investor A
Share Dilution
Shares Held by Investor A	—	1,500	—	3,000	—	6,000	—
Percentage Outstanding Held by Investor A	0.00%	0.05%	—	0.09%	—	0.17%	—
NAV Dilution
Total NAV Held by Investor A	—	$14,970	—	$29,730	—	$58,020	—
Total Investment by Investor A (At Price to Public)	—	$15,000	—	$28,410	—	$50,520	—
Total Dilution/Accretion to Investor A (Total NAV Less Total Investment)	—	$(30)	—	$1,320	—	$7,500	—
NAV Dilution per Share
NAV per Share Held by Investor A		$9.98	—	$9.91	—	$9.67	—
Investment per Share Held by Investor A	—	$10.00	—	$9.47	—	$8.42	—
NAV Dilution/Accretion per Share Experienced by Investor A (NAV per Share Less Investment per Share)	—	$(0.02)	—	$0.44	—	$1.25	—
Percentage NAV Dilution/Accretion Experienced by Investor A (NAV Dilution/Accretion per Share Divided by Investment per Share)	—	—	(0.20)%	—	4.65%	—	14.85%

(1)	Assumes 5% in selling compensation and expenses paid by Company XYZ.

MANAGEMENT

Our business and affairs are managed under the direction of our Board of Directors. Our Board of Directors elects our officers who serve at the discretion of the Board of Directors. Our Board of Directors currently consists of four members, one who is an “interested person” of Hercules Technology Growth Capital as defined in Section 2(a)(19) of the 1940 Act and three who are not interested persons and who we refer to as our independent directors.

Directors, Executive Officers and Key Employees

Our executive officers, directors and key employees and their positions are set forth below. The address for each executive officer, director and key employee is c/o Hercules Technology Growth Capital, Inc., 400 Hamilton Avenue, Suite 310, Palo Alto, California 94301.

Name	Age	Positions
Interested Director:
Manuel A. Henriquez(1)	45	Co-founder, Chairman of the Board of Directors, President and Chief Executive Officer
Independent Directors:
Robert P. Badavas(2)(3)(4)(5)	56	Director
Joseph W. Chow(2)(3)(4)(5)	56	Director
Allyn C. Woodward, Jr.(2)(3)(4)(5)	69	Director

Executive Officers:
Samir Bhaumik	46	Senior Managing Director and Technology Group Head
H. Scott Harvey	55	Co-founder, Secretary, Chief Legal Officer and Chief Compliance Officer
David M. Lund	55	Vice President of Finance and Chief Financial Officer
Parag I. Shah	38	Senior Managing Director and Life Sciences Group Head

Key Employees:
Kathleen Conte	63	Managing Director
Mark S. Denomme	43	Managing Director
Mat Gaulinger	47	Managing Director
Kevin Grossman	41	Managing Director
Sean J. Holland III	41	Managing Director
R. Bryan Jadot	45	Managing Director
Steve Kuo	34	Managing Director
Roy Y. Liu	48	Managing Director
Greg Roth	45	Managing Director

(1)	Mr. Henriquez is an interested person, as defined in section 2(a)(19) of the 1940 Act, of the Company due to his position as an executive officer of the Company.
(2)	Member of the Audit Committee.
(3)	Member of the Valuation Committee.
(4)	Member of the Compensation Committee.
(5)	Member of the Nominating and Corporate Governance Committee.

Interested Director

Manuel A. Henriquez is a co-founder of the Company and has been our Chairman and Chief Executive Officer since December 2003 and our President since April 2005. Prior to co-founding our company, Mr. Henriquez was a Partner at VantagePoint Venture Partners, a $2.5 billion multi-stage technology venture fund, from August 2000 through July 2003. Prior to VantagePoint Venture Partners, Mr. Henriquez was the President and Chief Investment Officer of Comdisco Ventures, a division of Comdisco, Inc., a leading technology and financial services company, from November 1999 to March 2000. Prior to that, from March 1997 to November 1999, Mr. Henriquez was a Managing Director of Comdisco Ventures. Mr. Henriquez was a senior member of the investment team at Comdisco Ventures that originated over $2.0 billion of equipment lease, debt and equity transactions from 1997 to 2000. Mr. Henriquez received a B.S. in Business Administration from Northeastern University.

Independent Directors

Each of the following directors is “independent” under Nasdaq Global Market rules and is not an “interested director” as defined in Section 2(a)(19) of the 1940 Act.

Robert P. Badavas has served as a director since March 2006. Mr. Badavas is the President and Chief Executive Officer of TAC Worldwide, a staffing and business services company owned by RADIA Holdings (formerly known as Goodwill Group) of Japan. From November 2003 until becoming president and CEO in December 2005, he was the Executive Vice President and Chief Financial Officer of TAC Worldwide. Prior to joining TAC Worldwide, Mr. Badavas was Senior Principal and Chief Operating Officer of Atlas Venture, a venture capital fund management company, from September 2001 to September 2003. Prior to joining Atlas Venture, he was Senior Corporate Adviser to the Office of the Chairman of Aether Systems, Inc., a provider of wireless data products and services, from September 2000 to June 2001. Prior to that, he was Chief Executive Officer of Cerulean Technology, Inc., a provider of mobile information systems applications, from December 1995 until Aether Systems, Inc. acquired the company in September 2000. From 1986 to October 1995, Mr. Badavas was Senior Vice President and Chief Financial Officer, among other capacities, of Chipcom Corporation, a provider of computer networking intelligent switching systems. Mr. Badavas was previously a board member and Chairman of the Audit Committee for RSA Security, Inc. until its acquisition by EMC Corporation in September 2006. Mr. Badavas currently serves on the board of directors of Airvana, Inc. and Constant Contact, Inc., and is the Chairman of the audit committees of both Airvana and Constant Contact. He was previously a director and Chairman of the Audit Committee of ON Technology, until ON Technology was acquired by Symantec, Inc. in 2004 and is a former director of Renaissance Worldwide, until its acquisition by a privately-held company in 2001. Mr. Badavas is a Trustee of both Bentley University in Waltham, MA and Hellenic College/Holy Cross School of Theology in Brookline, MA. He is also Chairman of the Board of The Learning Center for the Deaf in Framingham, MA. Mr. Badavas is a graduate of Bentley University with a BS in Accounting and Finance.

Joseph W. Chow has served as a director since February 2004. Mr. Chow is Executive Vice President at State Street Corporation responsible for the development of business strategies for emerging economies. He serves on State Street’s Asia Pacific Executive Board and European Executive Board. Previously, he was Head of Risk and Corporate Administration, having retired from the company in August 2003 and rejoined in July 2004. Prior to August 2003, Mr. Chow was Executive Vice President and Head of Credit and Risk Policy at State Street. Before joining State Street, Mr. Chow worked at Bank of Boston in various international and corporate banking roles from 1981 to 1990 and specialized in the financing of emerging-stage high technology companies. Mr. Chow is a graduate of Brandeis University with a B.A. in Economics. He also received an M.C.P. from the Massachusetts Institute of Technology and an M.S. in Management (finance) from the MIT Sloan School of Management.

Allyn C. Woodward, Jr. has served as a director since February 2004. Mr. Woodward was Vice Chairman of Adams Harkness Financial Group (AHFG-formerly Adams, Harkness & Hill) from April 2001 until January 2006 when AHFG was sold to Canaccord, Inc. He previously served as President of AHFG from 1995 to 2001. AHFG was an independent institutional research, brokerage and investment banking firm headquartered in Boston, MA. Prior to joining AHFG, Mr. Woodward worked for Silicon Valley Bank from April 1990 to April 1995, initially as Executive Vice President and Co-founder of the Wellesley, MA office and more recently as

Senior Executive Vice President and Chief Operating Officer of the parent bank in California. Silicon Valley Bank is a commercial bank, headquartered in Santa Clara, CA whose principal lending focus is directed toward the technology, healthcare and venture capital industries. Prior to joining Silicon Valley Bank, Mr. Woodward was Senior Vice President and Group Manager of the Technology group at Bank of New England, Boston, MA where he was employed from 1963-1990. Mr. Woodward is currently the Chairman of the Board of Directors and a member of the Compensation Committee of Lecroy Corporation. He is also a former Director of Viewlogic and Cayenne Software, Inc. Mr. Woodward serves on the Board of three private companies and is on the Board of Advisors of five venture capital funds. Mr. Woodward is on the Board of Overseers and a member of the Finance Committee of Newton Wellesley Hospital, a 250 bed hospital located in Newton, MA. Mr. Woodward is on the Board of Overseers and the Investment Committee and the Finance Committee of Babson College in Babson Park, MA. Mr. Woodward graduated from Babson College with a degree in finance and accounting. He also graduated from the Stonier Graduate School of Banking at Rutgers University.

Non-director Executive Officers

Samir Bhaumik joined our Company in November 2004 as a Managing Director and was promoted to Senior Managing Director in June 2006. During March 2008 Mr. Bhaumik was elected by our Board to the position of Technology Group Head. Mr. Bhaumik previously served as Vice President—Western Region of the New York Stock Exchange from January 2003 to October 2004. Prior to working for the New York Stock Exchange, Mr. Bhaumik was Senior Vice President of Comerica Bank, previously Imperial Bank, from April 1993 to January 2003. Mr. Bhaumik received a B.A. from San Jose State University and an M.B.A. from Santa Clara University. He serves on the advisory boards of Santa Clara University Leavey School of Business, Junior Achievement of Silicon Valley and the American Electronics Association-Bay Area council.

H. Scott Harvey is a co-founder of our Company and has been our Chief Legal Officer and Secretary since December 2003. Mr. Harvey has been our Chief Compliance Officer since February 2005. Mr. Harvey has over 23 years of legal and business experience with leveraged finance and financing public and private technology-related companies. Since July 2002, and prior to co-founding the Company, Mr. Harvey was in a diversified private law practice. Previously, Mr. Harvey was Deputy General Counsel of Comdisco, Inc., a leading technology and financial services company, from January 1997 to July 2002. From 1991 to 1997, Mr. Harvey served as Vice President of Marketing, Administration & Alliances with Comdisco, Inc. and was Corporate Counsel from 1983 to 1991. Mr. Harvey received a B.S. in Agricultural Economics from the University of Missouri, a J.D. and LLM in taxation from The John Marshall Law School and an M.B.A. from Illinois Institute of Technology.

David M. Lund joined our Company in July 2005 as Vice President of Finance and Corporate Controller, and was promoted to our Chief Financial Officer in October 2006, and is our principle financial and accounting officer. He has over 22 years of experience in finance and accounting serving companies in the technology sector. Prior to joining Hercules, Mr. Lund served as the Corporate Controller of Rainmaker, Inc., from January, 2005 to July, 2005; as the Corporate Controller for Centrillium Communications from January, 2003 to February, 2005; as the Chief Financial Officer and Vice President of Finance for APT Technologies from April, 2002 to January, 2003; as the Chief Financial Officer and Vice President of Scion Photonics from February, 2001, to March, 2002. Mr. Lund also served in public accounting with Ernst & Young LLP and Grant Thornton LLP. He received a B.S. degree in Business Administration with an emphasis in Accounting from San Jose State University and a B.S. degree in Business Administration with an emphasis in Marketing from California State University, Chico. Mr. Lund is a Certified Public Accountant in the State of California.

Parag I. Shah joined our Company in November 2004 as Managing Director of Life Sciences and was promoted to Senior Managing Director in June 2006. During March 2008 Mr. Shah was elected by our Board to the position of Life Science Group Head. Prior to joining Hercules, Mr. Shah served as Managing Director for Biogenesys Capital from April 2004 to November 2004. From April 2000 to April 2004, Mr. Shah was employed by Imperial Bank, where he served as a Senior Vice President in Imperial Bank’s Life Sciences Group, beginning in October 2000, which was acquired by Comerica Bank in early 2001. Prior to working at Comerica Bank, Mr. Shah was an Assistant Vice President at Bank Boston from January 1997 to March 2000. Bank Boston was acquired by Fleet Bank in 1999. Mr. Shah completed his Masters degrees in Technology, Management and Policy as well as his Bachelor’s degree in Molecular Biology at the Massachusetts Institute of Technology (MIT). During his tenure at MIT, Mr. Shah conducted research at the Whitehead Institute for Biomedical Research and was chosen to serve on the Whitehead Institute’s Board of Associates in 2003.

Key Employees

Kathleen Conte joined our Company in November 2004 as a Managing Director of Life Sciences. From December 2003 to November 2004, Ms. Conte worked as an independent consultant. From 1993 to December 2003, Ms. Conte served as Senior Vice President at Comerica Bank running its West Coast Life Sciences Group. Ms. Conte was at Prudential Capital Corporation from 1988 to 1993 originating structured private placements. Prior to that Ms. Conte spent 13 years at Wells Fargo Bank in various lending positions. Ms. Conte holds a B.A. degree and an M.B.A. from the University of Delaware.

Mark S. Denomme joined our Company in September 2006 as a Managing Director. Mr. Denomme has over 18 years of experience in financial services. Prior to joining our Company, from 2000 to 2006 Mr. Denomme was a Managing Director and co-founder of Consilium Partners, an investment banking firm focused on sell-side and buy-side engagements for middle market companies. From 1997 to 2000, Mr. Denomme was a Director in the Leveraged Finance group of BancBoston Robertson Stephens, focusing on originating loan syndication and high yield debt opportunities for the firm’s technology and media clients. From 1988 to 1997, Mr. Denomme was a commercial lender with Bank of Boston focused on structured debt opportunities with technology and media-related companies. Mr. Denomme holds a B.B.A. degree from the University of Michigan and his series 7, 63 and 24 NASD licenses.

Mat Gaulinger joined the company as a Managing Director in August 2008. Mr. Glauninger most recently worked in leveraged finance at NewStar Financial from 2007-2008 . He taught A.P. Economics at Belmont High School between 2002 and 2007. Mr. Glauninger worked at FleetBoston Robertson Stevens from 1996-2000, where he was responsible for new business development for the technology group on the West Coast serving as Managing Director/Senior Banker. Under his team’s direction, FleetBoston became a leading leveraged and conventional debt provider for Silicon Valley. He was also a founder and senior executive at two technology startups, Intrinsa Corporation, a software tool company, that was successfully sold to Microsoft, and ETime Capital. Mr. Glauninger holds a masters degree from Harvard University, an MBA from the Haas School of Business at the University of California (Berkeley) and a BA in Economics from Williams College.

Kevin L. Grossman joined our Company in September 2006 as a Managing Director. Mr. Grossman previously served as a Senior Relationship Manager and Senior Vice President in Silicon Valley Bank’s Colorado office from July 1999 to August 2006, servicing technology and life sciences companies. From December 1998 through July 1999, Mr. Grossman was with Fremont Financial in a business development capacity providing asset-based lending facilities. Prior to that he served from January 1996 through February 1998 at the National Bank of Canada providing asset-based lending deals with portfolio management responsibilities. From June 1993 through December 1995 he opened two offices for an asset based lending company in the Pacific Northwest, providing services to highly leveraged entities and companies experiencing financial stress. Mr. Grossman earned a Bachelor’s degree in Business Economics at the University of California at Santa Barbara and an M.B.A. from Northern Arizona University.

Sean Holland joined the company as a Managing Director in 2008. Prior to joining Hercules, Mr. Holland performed various investment and portfolio management functions at MetLife, 2006-2007, Goldman Sachs Specialty Lending Group, 2005-2006 and ORIX USA Corp, 2001-2005. Mr. Holland was also an investment banker at J.P. Morgan Chase structuring and underwriting high yield securities for financial sponsors and corporations in New York and London. Previously, he was a CPA at Ernst & Young. Mr. Holland received his B.S. in Accounting from Babson College and his M.B.A from the Stern School of Business at New York University.

R. Bryan Jadot joined our Company in November 2005 as a Managing Director focusing on the life science group. Prior to joining our Company, from 2001 to 2005 Mr. Jadot served as Vice President of the Life Sciences Group at Silicon Valley Bank (SVB) in Newton, Mass. At SVB, Mr. Jadot co-managed a group dedicated to New England-based life science clients including biotechnology, medical device, and healthcare IT clients ranging from start-up to post-IPO stages, in addition to life science venture funds. From 1997 until 2001, Mr. Jadot was the Vice President of the Software Group at Silicon Valley Bank in Palo Alto and Santa Clara, where Mr. Jadot managed a portfolio of software companies with emphasis on the negotiation of loan transactions, warrants and direct investment options. Prior to Silicon Valley Bank, Mr. Jadot worked with the Banque Nationale de Paris (BNP), managing a portfolio of syndicated credits in the software and life sciences space. Mr. Jadot earned a bachelor’s degree in economics and government from California State University at Sacramento.

Steve Kuo joined the company in April 2006 as an Associate and was promoted to Principal in January 2007 and to Managing Director in January 2008. Mr. Kuo previously was co-founder of Lending Rock from 2003-2006. Prior to Lending Rock, Mr. Kuo was Sr. Manager of Corporate Development at Lightcross from 2001-2003. Mr. Kuo graduated with honors in Business Administration, from the Haas Business School at the University of California, Berkeley.

Roy Y. Liu joined our Company in April 2004 as a Managing Director. Mr. Liu has over 20 years experience in operations and finance of technology companies. Formerly, from 2002 to 2004 Mr. Liu was a Vice President at GrandBanks Capital, an early-stage, information technology-focused venture capital fund. From 2000 to 2002, Mr. Liu was a founding principal of VantagePoint Structured Investments, a debt fund affiliated with VantagePoint Venture Partners. Prior to joining VantagePoint, Mr. Liu was VP Finance and Chief Financial Officer for toysmart.com, Inc. Prior to joining toysmart.com, he was a First Vice President and co-founded Imperial Bank’s Emerging Growth Industries Boston office in 1997, where he focused specifically on debt financing for venture-backed companies. Prior to co-founding Imperial Bank’s Emerging Growth Industries Boston office, Mr. Liu was the Chief Financial Officer of Microwave Bypass Systems, Inc. Prior to joining Microwave Bypass, Mr. Liu was Vice President and head of the High Tech Lending group for State Street Bank & Trust Co. Mr. Liu started his finance career in the Acquisition Finance Division of the Bank of Boston. Prior to his career in finance, Mr. Liu worked four years at IBM in research and product development. Mr. Liu holds a B.S. degree in Electrical Engineering and an M.B.A. from the University of Michigan.

Greg Roth joined the company as a Managing Director in July, 2007. Mr. Roth brings 15 years of technology investment banking experience from companies including Credit Suisse in 1999-2001, Presidio Financial Partners, 2001-2004, Piper Jaffray, 2004-2005 and most recently from 2005-2007 where he held the position of Managing Director at Merriman Curhan Ford. He has completed a variety of technology financing and advisory transactions with an aggregate transaction value in excess of $25 billion. Mr. Roth earned his M.B.A. at The Wharton School of Business at the University of Pennsylvania, and received his B.A. from Brown University.

Board of Directors

The number of directors is currently fixed at four directors.

Our Board of Directors is divided into three classes. One class holds office for a term expiring at the annual meeting of stockholders to be held in 2011, a second class holds office for a term expiring at the annual meeting of stockholders to be held in 2012, and a third class holds office initially for a term expiring at the annual meeting of stockholders to be held in 2013. Each director holds office for the term to which he or she is elected and until his or her successor is duly elected and qualifies. Messrs. Badavas and Chow’s terms expire in 2011 and Mr. Woodward’s term expires in 2013, and Mr. Henriquez’s term expires in 2010. At each annual meeting of our stockholders, the successors to the class of directors whose terms expire at such meeting will be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election and until their successors are duly elected and qualify.

Compensation of Directors

The compensation committee engages an outside compensation consultant to review the competitiveness and effectiveness of our director compensation program relative to market practices within comparison group companies based on market size, industries, geographic regions and other factors, as discussed in the Compensation Discussion and Analysis. The compensation committee historically has retained Watson Wyatt Worldwide, Inc. to act as its compensation consultant regarding independent director compensation. The consultant recommends to the compensation committee the mix of cash versus equity compensation to be offered as well as the types of long-term incentives to be granted.

The following table discloses the cash, equity awards and other compensation earned, paid or awarded, as the case may be, to each of our directors during the fiscal year ended December 31, 2008.

Name	Fees Earned or Paid in Cash ($)		Restricted Stock Awards ($)(2)	Option Awards ($)(3)	All Other Compensation ($)(5)	Total ($)
Robert P. Badavas	$257,096	(1)	$17,620	$3,915	$5,222	$278,631
Joseph W. Chow	$127,000		$17,620	$3,915	$5,222	$148,535
Allyn C. Woodward, Jr.	$142,000		$15,036	$4,355	$3,645	$161,391
Manuel A. Henriquez(4)	—		—	—	—	—

(1)	Represents $134,096 in additional retainer fees. Mr. Badavas elected to receive a portion of the additional retainer fee as 6,668 shares of our common stock stock in lieu of cash. The total value of the shares issued to Mr. Badavas for services in fiscal 2008 was $69,864.
(2)	During 2008 we granted Messrs. Badavas and Chow total restricted stock awards of 5,000 shares each. See the discussion set forth under “2006 Non-Employee Director Plan” below. The column represents the dollar amount recognized as an expense during 2008 for financial statement reporting purposes with respect to restricted stock awarded to directors during 2008 and in prior years. Restricted stock awarded to directors are charged to expense in the Company’s financial statements as earned based on the fair market value of such awards as determined on their grant dates in accordance with the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share Based Payments”. See Note 1 to the Company’s Consolidated Financial Statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 regarding assumptions underlying valuation of equity awards.
(3)	During 2008 we granted Messrs. Badavas and Chow total stock option awards of 15,000 shares each. See the discussion set forth under “2006 Non-Employee Director Plan” below. This column represents the portion of the grant date fair value of the stock option grants made to the directors in 2008 and prior years that was recognized as expense for financial reporting purposes during 2008 in accordance with the provisions of SFAS No. 123R, “Share-based Payments.” See Note 1 to the Company’s Consolidated Financial Statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 regarding assumptions underlying valuation of equity awards.
(4)	As an employee director, Mr. Henriquez does not receive any compensation for his service as a director. The compensation Mr. Henriquez receives as Chief Executive officer of the company is disclosed in the Summary Compensation Table as set forth herein.
(5)	Represents dividends paid on unvested restricted stock awards during 2008.

As compensation for serving on our Board, each of our independent directors receives an annual fee of $50,000 and the chairperson of each committee receives an additional $15,000 annual fee. Each independent director also receives $2,000 for each Board or committee meeting they attend, whether in person or telephonically. Employee directors and non-independent directors will not receive compensation for serving on the Board. In addition, we reimburse our directors for their reasonable out-of-pocket expenses incurred in attending Board meetings.

On July 26, 2006, our Board approved an additional retainer fee to be paid to non-interested directors. Messrs. Chow and Woodward received their retainer fee, however, Mr. Badavas continues to be paid the retainer fee on a quarterly basis through September 30, 2009 due to joining the Board subsequent to the other directors. Mr. Badavas received an additional $134,096, and elected to receive a portion of the retainer fee in stock in lieu of cash.

Directors do not receive any perquisites or other personal benefits from the Company.

Under current SEC rules and regulations applicable to business development companies (“BDC”), a BDC may not grant options and restricted stock to non-employee directors unless it receives exemptive relief from the SEC. The Company filed an exemptive relief request with the SEC to allow options and restricted stock to be issued to its non-employee directors, which was approved on October 10, 2007.

On June 21, 2007, the stockholders approved amendments to the 2004 Plan and the 2006 Non-Employee Director Plan (the “2006 Plan”) (collectively, the “2004 and 2006 Plans”) allowing for the grant of restricted stock. The 2004 and 2006 Plans limit the combined maximum amount of restricted stock that may be issued under both of the 2004 and 2006 Plans to 10% of the outstanding shares of the Company’s stock on the effective date of the 2004 and 2006 Plans plus 10% of the number of shares of stock issued or delivered by the Company during the terms of the 2004 and 2006 Plans.

Committees of the Board of Directors

The Board has established an audit committee, a valuation committee, a compensation committee, and a nominating and corporate governance committee. A brief description of each committee is included in this proxy and the charters of the audit, compensation, and nominating and corporate governance committees are available on the Investor Relations section of the Company’s web site at www.htgc.com.

During 2008, the Board held 17 Board meetings and 23 committee meetings. All of the directors attended all of the Board meetings. All of the directors attended all of the meetings of the respective committees on which they served; therefore all directors attended at least 75% of the respective committee meetings on which they serve. Each director makes a diligent effort to attend all Board and committee meetings, as well as the Annual Meeting of Stockholders. Each of the directors attended the Company’s 2008 Annual Meeting of Stockholders in person.

Audit Committee. Our Board has established an audit committee. The audit committee is comprised of Messrs. Badavas, Chow and Woodward, each of whom is an independent director and satisfies the independence requirements for purposes of the rules promulgated by the Nasdaq Stock Market and the requirements to be a non-interested director as defined in Section 2(a)(19) of the 1940 Act. Mr. Badavas currently serves as chairman of the audit committee and is an “audit committee financial expert” as defined under the Nasdaq Stock Market rules. The audit committee is responsible for approving our independent accountants, reviewing with our independent accountants the plans and results of the audit engagement, approving professional services provided by our independent accountants, reviewing the independence of our independent accountants and reviewing the adequacy of our internal accounting controls. During the last fiscal year, the audit committee held six meetings.

Valuation Committee. Our Board has established a valuation committee. The valuation committee is comprised of Messrs. Badavas, Chow and Woodward, each of whom is an independent director and satisfies the independence requirements for purposes of the rules promulgated by the Nasdaq Stock Market and the requirements to be a non-interested director as defined in Section 2(a)(19) of the 1940 Act. Mr. Chow currently serves as chairman of the valuation committee. The valuation committee is responsible for reviewing and recommending to the full Board the fair value of debt and equity securities that are not publicly traded in accordance with established valuation procedures. The valuation committee may utilize the services of an independent valuation firm in arriving at fair value of these securities. During the last fiscal year, the valuation committee held five meetings.

Compensation Committee. Our Board has established a compensation committee. The compensation committee is comprised of Messrs. Badavas, Chow and Woodward, each of whom is an independent director and satisfies the independence requirements for purposes of the rules promulgated by the Nasdaq Stock Market and the requirements to be a non-interested director as defined in Section 2(a)(19) of the 1940 Act. Mr. Woodward currently serves as chairman of the compensation committee. The compensation committee determines compensation for our executive officers, in addition to administering our 2004 Plan and the 2006 Plan. During the last fiscal year, the compensation committee held eleven meetings.

Nominating and Corporate Governance Committee. Our Board has established a nominating and corporate governance committee. The nominating and corporate governance committee is comprised of Messrs. Badavas, Chow and Woodward, each of whom is an independent director and satisfies the independence requirements for purposes of the rules promulgated by the Nasdaq Stock Market and the requirements to be a non-interested director as defined in Section 2(a)(19) of the 1940 Act. Mr. Woodward currently serves as chairman of the nominating and corporate governance committee. The nominating and corporate governance committee will nominate to the Board for consideration candidates for election as directors to the Board. During the last fiscal year, the nominating and corporate governance committee held one meeting.

The nominating and corporate governance committee will consider qualified director nominees recommended by stockholders when such recommendations are submitted in accordance with the Company’s bylaws and any other applicable law, rule or regulation regarding director nominations. When submitting a nomination to the Company for consideration, a stockholder must provide certain information that would be required under applicable SEC rules, including the following minimum information for each director nominee: full name, age, and address; class, series and number of shares of stock of the Company beneficially owned by the nominee, if any; the date such shares were acquired and the investment intent of such acquisition; whether such stockholder believes the individual is an “interested person” of the Company, as defined in the 1940 Act; and all other information required to be disclosed in solicitations of proxies for election of directors in an election contest or is otherwise required. To date, the Company has not received any recommendations from stockholders requesting consideration of a candidate for inclusion among the committee’s slate of nominees in the Company’s proxy statement.

In evaluating director nominees, the nominating and corporate governance committee considers the following factors:

•	the appropriate size and the diversity of the Company’s Board;

•	whether or not the person is an “interested person” of the Company as defined in Section 2(a)(19) of the 1940 Act;

•	the needs of the Company with respect to the particular talents and experience of its directors;

•	the knowledge, skills and experience of nominees in light of prevailing business conditions and the knowledge, skills and experience already possessed by other members of the Board;

•	experience with accounting rules and practices;

•	the desire to balance the considerable benefit of continuity with the periodic injection of the fresh perspective provided by new members; and

•	all applicable laws, rules, regulations, and listing standards.

The nominating and corporate governance committee identifies nominees by first evaluating the current members of the Board willing to continue in service. Current members of the Board with skills and experience that are relevant to the Company’s business and who are willing to continue in service are considered for re-nomination, balancing the value of continuity of service by existing members of the Board with that of obtaining a new perspective. If any member of the Board does not wish to continue in service or if the nominating and corporate governance committee or the Board decides not to re-nominate a member for re-election, or if the nominating and corporate governance committee recommends to expand the size of the Board, the nominating and corporate governance committee identifies the desired skills and experience of a new nominee in light of the criteria above. Current members of the nominating and corporate governance committee and Board provide suggestions as to individuals meeting the criteria of the nominating and corporate governance committee. Consultants may also be engaged to assist in identifying qualified individuals.

Communication with the Board

Stockholders with questions about the Company are encouraged to contact Hercules Technology Growth Capital, Inc.’s Investor Relations department at (650) 289-3060. However, if stockholders believe that their questions have not been addressed, they may communicate with the Company’s Board by sending their communications to Hercules Technology Growth Capital, Inc., c/o David M. Lund, Chief Financial Officer, 400 Hamilton Avenue, Suite 310, Palo Alto, California 94301. All stockholder communications received in this manner will be delivered to one or more members of the Board.

Code of Ethics

The Company has adopted a code of ethics that applies to directors, officers and employees. The code of ethics is available on our website at www.htgc.com. We will report any amendments to or waivers of a required provision of the code of ethics on our website and in a Current Report on Form 8-K.

Compensation Committee Interlocks and Insider Participation

All members of the compensation committee are independent directors and none of the members are present or past employees of the Company. No member of the compensation committee: (i) has had any relationship with the Company requiring disclosure under Item 404 of Regulation S-K under the Exchange Act; or (ii) is an executive officer of another entity, at which one of our executive officers serves on the Board.

Compensation of Executive Officers

Compensation Discussion and Analysis

Overview of the Compensation Program

The compensation committee oversees the Company’s compensation policies and programs, approves the compensation of our executive officers and administers our equity incentive programs. This compensation discussion and analysis presents the details regarding compensation approved by the compensation committee and paid for the fiscal year ended December 31, 2008 to the named executive officers (“NEOs”) presented below and included in the summary compensation table:

•	Manuel A. Henriquez, Chief Executive Officer (“CEO”)

•	David M. Lund, Chief Financial Officer

•	Scott Harvey, Chief Legal Officer

•	Samir Bhaumik, Senior Managing Director and Technology Group Head

•	Parag I. Shah, Senior Managing Director and Life Science Group Head

In addition, this compensation discussion and analysis explains the compensation committee’s rationale and considerations that led to the executive compensation decisions affecting the Company’s NEOs.

Compensation Philosophy

The compensation and benefit programs of the Company adopted by our compensation committee are designed with the goal of providing compensation that is fair, reasonable and competitive and are intended to help us align the compensation paid to our NEOs with corporate and executive performance goals that have been established to achieve both our short-term and long-term objectives. The key elements of our compensation philosophy include:

•	designing compensation programs that enable us to attract and retain the best talent in the industries in which we compete;

•	using long-term equity retention and incentive awards to align employee and stockholder interests;

•	aligning executive compensation packages with the Company’s performance; and

•	ensuring that our compensation program complies with the requirements of the Investment Company Act of 1940.

We have designed compensation programs based on the following:

•

Achievement of Corporate Objectives and Executive Performance Factors—We believe that the best way to align compensation with the interests of our stockholders is to link executive compensation with individual performance and contribution along with the achievements of certain corporate objectives. The compensation committee determines executive compensation consistent with the achievement of certain corporate objectives and executive performance factors that have been established to achieve short-term and long-term objectives of the Company.

•

Discretionary Annual Bonus Pool—Over the course of the year, the compensation committee, together with input from our CEO, develops a range of amounts likely to be available for the discretionary annual cash bonus pool. The range for this bonus pool is dependent upon the Company’s current financial outlook and executive performance contributing to achieving our corporate objectives, does not utilize specified targets and is subject to the sole discretion of the compensation committee. This range is further refined during our third and fourth fiscal quarters into a specified pool to be used for discretionary annual cash bonuses for our NEOs. If executive performance exceeds expectation and performance goals established during the year, compensation levels for the NEOs may exceed the specified pool amount at the discretion of our compensation committee. If executive performance falls below expectations, compensation levels may fall below the specified pool amount.

•

Competitiveness and Market Alignment—Our compensation and benefits programs are designed to be competitive with those provided by companies with whom we compete for investment professionals and to be sufficient to attract and retain the best talent for top performers within the industries in which we compete. We compete for talent with venture capital funds, private equity firms, mezzanine lenders, hedge funds and other specialty finance companies including certain specialized commercial banks. Thus, we believe that our employee compensation benefit plans should be designed to be competitive in the businesses in which we compete sufficient to attract and retain talent. Our benefit programs, which include general health and welfare benefits, consisting of life, long-term and short-term disability, health, dental, vision insurance benefits and the opportunity to participate in our defined contribution 401(k) plan, are designed to provide competitive benefits and are not based on performance. As part of its annual review process, the compensation committee reviews the competitiveness of the Company’s current compensation levels of its NEOs relative to that of our comparative group companies identified herein with a third-party compensation consultant.

•

Alignment with Requirements of the 1940 Act—Our compensation program must align with the requirements of the 1940 Act, which imposes certain limitations on the structure of a BDC’s compensation program. For example, the 1940 Act prohibits a BDC from maintaining an incentive stock option award plan and a profit sharing arrangement simultaneously. As a result, if a BDC has an incentive stock option award plan, such as we do, it is prohibited from using specific measurements commonly applied to non-BDC companies or a profit sharing arrangement such as a carried interest formula, a common form of compensation in the private equity industry, as a form of compensation. These limitations and other similar restrictions imposed by the 1940 Act limit the compensation arrangements that we can utilize in order to attract and retain our NEOs.

Components of Total Compensation

The compensation committee determined that the compensation packages for 2008 for our NEOs should consist of the following three key components:

•	annual base salary;

•	annual cash bonus based on corporate and executive performance factors; and

•	long-term equity incentive and retention awards in the form of stock option and/or restricted stock awards.

Annual Base Salary

Base salary is designed to provide a minimum, fixed level of cash compensation to our NEOs in order to attract and retain experienced executive officers who can drive the achievement of our goals and objectives. While our NEOs initial base salaries are determined by an assessment of competitive market levels for comparable experience and responsibilities, the performance factors used in determining changes in base salary include individual performance, changes in role and/or responsibility and changes in the market environment.

Annual Cash Bonus

The annual cash bonus is designed to reward our NEOs that have achieved certain corporate objectives and executive performance factors. The amount of the annual cash bonus is determined by the compensation committee on a discretionary basis and is dependent on the achievement of certain executive performance factors, as described herein under the heading “Assessment of Corporate Performance” during the year. The compensation committee established these performance factors because it believes they are related to our achievement of both short-term and long-term corporate objectives and the creation of stockholder value.

Long-Term Equity Incentive and Retention Awards

The compensation committee’s principal goals in awarding incentive stock options and/or restricted stock are to retain executive officers as well as align each NEO’s interests with our success and the long-term financial interests of its stockholders by linking a portion of the NEO’s compensation with the performance of the Company and the value delivered to stockholders. The compensation committee evaluates a number of criteria, including the past service of each NEO, the present and potential performance contributions of such NEO to our success, years of service, position, and such other factors as the compensation committee believes to be relevant in connection with accomplishing the purposes of the long-term goals of the Company. The compensation committee neither assigns a formula, nor assigns specific weights to any of these factors when making its determination of the NEOs’ long-term incentive awards. The compensation committee awards incentive stock options and/or restricted stock on a subjective basis, and such awards depend in each case on the performance of the NEO under consideration, and in the case of new hires, on their potential performance.

Option awards under the 2004 Plan are generally awarded upon initial employment and on an annual basis thereafter. Options generally vest, subject to continued employment, one-third after one year of the date of grant and ratably over the succeeding 24 months.

In May, 2007, we received SEC exemptive relief, and our stockholders approved amendments to the 2004 and 2006 Plans, permitting us to grant restricted stock awards. Restricted stock awards granted under the 2004 Plan were previously awarded annually and vest subject to continued employment one fourth each year over a four year period beginning with the first anniversary of such grant. In 2009, restricted stock awards vest subject to continued employment one fourth on the one year anniversary of the date of grant and ratably over the remaining 36 months.

The 2004 and 2006 Plans limit the combined maximum amount of restricted stock that may be issued under both 2004 and 2006 Plans to 10% of the outstanding shares of our stock on the effective date of the 2004 and 2006 Plans plus 10% of the number of shares of stock issued or delivered by our Company during the terms of the 2004 and 2006 Plans. The approved amendments further specify that no one person will be granted awards of restricted stock relating to more than 25% of the shares available for issuance under the 2004 Plan. Further, the amount of voting securities that would result from the exercise of all our outstanding warrants, options and rights, together with any restricted stock issued pursuant to the 2004 and 2006 Plans, at the time of issuance will not exceed 25% of our outstanding voting securities, except that if the amount of voting securities that would result from such exercise of all of our outstanding warrants, options and rights issued to our directors and executive officers, together with any restricted stock issued pursuant to the 2004 and 2006 Plans, would exceed 15% of our outstanding voting securities, then the total amount of voting securities that would result from the exercise of all outstanding warrants, options and rights, together with any restricted stock issued pursuant to the 2004 and 2006 Plans, at the time of issuance will not exceed 20% of our outstanding voting securities. Eligibility includes all of our NEOs. Each grant of restricted stock under the 2004 Plan to our NEOs will contain such terms and conditions, including consideration and vesting, as our Board deems appropriate and as allowed for within the provisions of the 2004 Plan.

We believe that by having two forms of long term equity incentive rewards we are able to reward stockholder value creation in different ways. Stock options have exercise prices equal to the market price of our common stock on the date of the grant and reward employees only if our stock price increases. Restricted stock, although affected by both stock price increases and decreases, maintains value during periods of market volatility.

Benefits and Perquisites

Our NEOs receive the same benefits and perquisites as other full-time employees. Our benefit program is designed to provide competitive benefits and is not based on performance. Other than the benefits described below, our NEOs do not receive any other benefits, including retirement benefits, or perquisites from the Company. Our NEOs and other full-time employees receive general health and welfare benefits, which consist of life, long-term and short-term disability, health, dental, vision insurance benefits and the opportunity to participate in our defined contribution 401(k) plan. During 2008, our 401(k) plan provided for a match of contributions by the Company for up to $3,000 per full-time employee. In January, 2009, our Board approved an increase for a match of contributions by the Company for up to $6,500 per full-time employee.

Tax and Accounting Implications

Stock-Based Compensation. We account for stock-based compensation, including options and restricted shares granted pursuant to our 2004 and 2006 Plans in accordance with the requirements of SFAS No. 123R. Under the provisions of SFAS No. 123R, we estimate the fair value of our employee stock awards at the date of grant using the Black-Scholes option-pricing model, which requires the use of certain subjective assumptions. The most significant of these assumptions are our estimates on the expected term, volatility and forfeiture rates of the awards. The expected stock price volatility assumption was determined using an historical index which combines the volatility of our stock with selected BDC stocks over the relevant term for our outstanding equity instruments. We use this historical index due to the limited history of our stock. Forfeitures are not estimated due to our limited history but are reversed in the period in which forfeiture occurs. As required under the accounting rules, we review our valuation assumptions at each grant date and, as a result, are likely to change our valuation assumptions used to value employee stock-based awards granted in future periods.

Deductibility of Executive Compensation. When analyzing both total compensation and individual elements of compensation paid to our NEOs, the compensation committee considers the income tax consequences to the Company of its compensation policies and procedures. The compensation committee intends to balance its objective of providing compensation to our NEOs that is fair, reasonable, and competitive with the Company’s capability to take an immediate compensation expense deduction. The Board believes that the best interests of the Company and its stockholders are served by executive compensation programs that encourage and promote the Company’s principal compensation philosophy, enhancement of stockholder value, and permit the compensation committee to exercise discretion in the design and implementation of compensation packages. Accordingly, the Company may from time to time pay compensation to its NEOs that may not be fully tax deductible. Stock options granted under our stock plan generally intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”) may exceed the deductibility of non-performance-based compensation paid to certain covered employees whose compensation exceeds $1 million in any year. Also, the restricted stock awards we may grant or have granted to date are not eligible for this deduction. We will continue to review the Company’s executive compensation plans periodically to determine what changes, if any, should be made as a result of the limitation on deductibility.

Establishing Compensation Levels

Role of the Compensation Committee

The compensation committee is comprised entirely of independent directors who are also non-employee directors as defined in Rule 16b-3 under the Securities Exchange Act of 1934, independent directors as defined by the Nasdaq Stock Market rules, and are not “interested persons” of our Company, as defined by Section 2(a)(19) of the 1940 Act. The compensation committee currently consists of Messrs. Woodward (Chairman), Badavas and Chow.

The compensation committee operates pursuant to a charter that sets forth the mission of the compensation committee and its specific goals and responsibilities. The compensation committee charter is available on our website at www.htgc.com. A key component of the compensation committee’s goals and responsibilities is to evaluate and make recommendations to the Board regarding the compensation of the NEOs of the Company, and to review their performance relative to their compensation to assure that they are compensated effectively in a manner consistent with the compensation philosophy discussed earlier, including internal pay equity considerations, competitive practice, and the requirements of applicable law and the appropriate regulatory bodies. In addition, the compensation committee evaluates and makes recommendations to the Board regarding the compensation of the directors for their services. Annually, the compensation committee:

(i)	reviews and approves corporate goals and objectives relevant to the NEOs’ total compensation, evaluates the CEO’s performance to ensure that the compensation program is designed to achieve the objective of rewarding our CEO appropriately for his contributions to corporate performance;

(ii)	reviews the CEO’s evaluation of the other NEOs’ performance to ensure that the compensation program is designed to achieve the objectives of rewarding our other NEOs appropriately for their contributions to corporate performance;

(iii)	determines and approves the compensation paid to the Company’s CEO; and

(iv)	together with our CEO’s input, reviews and approves the compensation of the other NEOs.

Periodically, the compensation committee reviews our incentive compensation plans and perquisites, if any, to ensure that such plans are consistent with our goals and corporate objectives and appropriately align our NEOs’ interests with those of the Company’s stockholders and makes recommendations to the Board regarding adoption of new employee incentive compensation plans and equity-based plans. The compensation committee administers our stock incentive arrangements with our NEOs. The compensation committee may not delegate its responsibilities discussed above.

Role of Management

The key member of management involved in the compensation process is our CEO, Manuel A. Henriquez. Mr. Henriquez identifies and proposes certain corporate and executive performance factors that have been established to achieve short-term and long-term corporate objectives that are used by the compensation committee to determine total compensation. Over the course of the year, our CEO provides inputs to the compensation committee with his recommendations for the funding level for our discretionary annual cash bonus pool as it applies to our NEOs, other than himself. These recommendations are based upon his evaluation of our current financial outlook and the performance of our NEOs, including their contributions to achieving our short-term and long-term corporate objectives as they relate to each NEO’s specific roles and responsibilities within our company. Mr. Henriquez’s recommendations are presented to the compensation committee for their review and approval, but he is not a member of the compensation committee and is not involved in the deliberations of the compensation committee.

The compensation committee makes all decisions with respect to compensation of all of our NEOs, including the allocation between long-term and current compensation, subject to review and approval by the full Board. Our compensation committee meets outside of the presence of our CEO when reviewing and determining his compensation.

Role of the Compensation Consultant

During 2008, the compensation committee engaged Watson Wyatt Worldwide, Inc., an independent outside compensation consultant, to review the competitiveness and effectiveness of our employee compensation program relative to market practices and business goals. The consultant reviews overall compensation levels and the relationship of our financial performance to actual compensation levels received over the previous year. For our fiscal year 2008 compensation analysis, we will compensate Watson Wyatt approximately $40,000 for its services. Watson Wyatt Worldwide, Inc. has been engaged by the compensation committee for this service since the 2005 fiscal year.

The consultant recommends to the compensation committee adjustments in the mix of cash versus equity compensation to be offered as well as the types of long-term incentives to be granted for each position reviewed. The consultant makes suggestions related to the types of performance factors to be used in our annual and long-term plans consistent with our business strategies and presents the relevant practices of comparative group companies. Given the Company’s complex business requiring investment professionals with specialized knowledge and experience coupled with the fact that many of the company’s direct competitors for such talent are venture capital funds, venture debt funds or private equity firms, mezzanine lenders, hedge funds and other specialty finance companies, including certain specialized commercial banks, specific compensation information with respect to the Company’s direct competitors typically is not publicly available. There are a limited number of published survey sources that have a primary focus on the venture capital and private equity industry and that provide annualized information on long-term incentive plans in the industry, which typically take the form of carried interest. The consultant incorporated data from broader market survey sources such as Mercer Private Equity Survey, The 2009 Private Equity Report published by Glocap Search and Thomson Financial and Dow Jones—Holt Private Equity Analyst Survey as part of its analysis. The consultant, together with inputs from the CEO and the compensation committee developed a list of comparative group companies, primarily other BDCs, based on market size, industries, geographic regions and other factors to be used for compensation and financial analyses. The compensation committee considers the referenced surveys and comparative group companies as one factor in determining compensation for our NEOs.

The comparative group in total included 12 BDCs and one bank. The compensation committee primarily looks to the comparative group companies to perform compensation comparisons. Comparative group companies included the following:

Allied Capital Corporation	Main Street Capital Corporation
American Capital, Ltd.	MCG Capital Corporation
Bridge Capital Holdings	Newstar Financial, Inc.
Capital Southwest Corporation	Patriot Capital Funding, Inc.
CapitalSource, Inc.	SVB Financial Group
Harris & Harris Group, Inc.	Triangle Capital Corporation
Kohlberg Capital Corp.

Many of our direct competitors for talent are private partnerships without external financial reporting requirements. As a result, specific compensation with respect to most competitors typically is not publicly available. We rely on our compensation consultant to provide competitive salary and other compensation information regarding our competitors in both our business and for recruiting executives from venture capital funds and/or private equity firms as well as other industry compensation surveys such as The 2009 Private Equity Compensation Report published by Glocap Search and Thomson Financial, which provides detailed data regarding later-stage private equity, early-stage venture capital and private equity fund of funds.

During 2008, the consultant also prepared summary analyses of total compensation for the compensation committee with respect to each of the NEOs. Certain of our NEOs are responsible for generating investment leads and qualifying potential investments for the Company. These summaries included all forms of current total compensation, including salary, discretionary cash bonus pay-outs, long-term incentives, and employee benefits.

The consultant shared preliminary findings with the Chair of the compensation committee and presented the full report to the compensation committee. The compensation committee reviewed the information provided by the consultant, including the summary analyses of key elements of compensation paid to each of the comparative group companies’ executives. In 2008, the compensation committee considered the information provided by the consultant together with the other factors discussed in this section in determining and approving the appropriate short-term and long-term compensation for the CEO, and reviewed and approved the recommendations from our CEO of the appropriate short-term and long-term compensation for each of the other NEOs. The compensation committee believes that our compensation program also appropriately balances cash and equity compensation.

Company Compensation Policies

The compensation committee reviews the performance factors which relate to achieving corporate objectives to determine the compensation provided to our NEOs. Compensation levels for NEOs are determined based on their performance and the achievement of certain corporate objectives and executive performance factors that have been established to achieve our short-term and long-term corporate objectives. In determining the individual compensation for the Company’s NEOs, the compensation committee considers the total compensation to be awarded to each NEO and exercises discretion in determining the portion allocated to the various performance factors of total compensation. We believe that the focus on total compensation provides the ability to align compensation decisions with short-term and long-term needs of the business. This approach also allows for the flexibility needed to recognize differences in performance by providing differentiated compensation plans to the NEOs. In determining the 2008 compensation packages for the Company’s NEOs, the compensation committee considered certain attributes, specifically the demonstrated skill level, including special or unique knowledge, cumulative experience, level of responsibility, decision making authority, and caliber of overall performance. Based on these considerations, the compensation committee determined what it believed to be the appropriate short-term cash and long-term equity compensation for each of our NEOs.

Short-term cash is designed and awarded in an amount appropriate to compensate for annual performance relating to short-term goals that NEOs should be rewarded for in the year performed. Long-term equity incentives are intended to reward for long-term objectives in a manner that ties NEOs’ compensation to the continued success of the Company.

Use of Comparative Compensation Data

The compensation committee considers comparative data in determining our NEOs’ compensation. However, comparative data is not a determinative factor in setting compensation. The compensation committee annually reviews comparative compensation data, including reports provided by our outside compensation consultant as well as other industry compensation surveys noted above. Comparative compensation data reviewed by the compensation committee also includes certain of the Company’s NEOs salary history, scope of responsibilities and promotion history, and other factors deemed relevant by the compensation committee as discussed below. The compensation committee uses the comparative compensation data to obtain an overview of all elements of actual and potential future compensation for its NEOs so that the compensation committee may analyze individual elements of compensation as well as the aggregate total amount of actual and projected compensation for each NEO. The use of comparative compensation data also enables the compensation committee to consider total compensation for all NEOs together with the attributes discussed above when considering internal pay equity among each of the Company’s NEOs.

Upon review, the committee determined that 2008 annual compensation amounts and awards for our NEOs were within a reasonable range with compensation of our listed comparative group companies and were appropriately aligned with the compensation committee’s expectations.

Internal Pay Equity Analysis

Our compensation program is designed with the goal of providing compensation to our NEOs that is fair, reasonable, and competitive. To achieve this goal, we believe it is important to compare compensation paid to each NEO not only with compensation in our comparative group companies, as discussed above, but also with compensation paid to each of our other NEOs. Such an internal comparison is important to ensure that compensation is equitable among our NEOs.

As part of the compensation committee review, we made a comparison of our CEO’s total compensation paid for the three-year period ending December 31, 2008 against that paid to our other NEOs during the same years. Upon review, the committee determined that the CEO’s compensation relative to that of the other NEOs was justified relative to the compensation paid to our other NEOs because of his level of responsibility as compared to the other NEOs. The compensation committee also reviewed the mix of the individual elements of compensation paid to the NEOs for the three-year period. In the course of its review, the compensation committee also considered the individual performance of each NEO and any changes in responsibilities of the NEO. Based on its review, the compensation committee determined that our CEO’s total compensation comprised of base salary, annual cash bonus and long-term equity incentive and retention awards was properly aligned in comparison to total compensation paid to the other NEOs.

Benchmarking

We do not specifically benchmark the compensation of our NEOs against that paid by other companies with publicly traded securities. This is because we believe that our primary competitors in both our business and for recruiting executives are venture capital funds, private equity firms, mezzanine lenders, hedge funds and other specialty finance companies including certain specialized commercial banks. Many of these entities do not publicly report the compensation of their executive officers nor do they typically report publicly information on their corporate performance. While various salary surveys, such as those noted above and from other private sources may become available to us with regard to these private equity firms, we believe that without accurate, publicly disclosed information on these private entities that would serve as benchmarks, it is inappropriate for us to set formal benchmarking procedures.

Assessment of Corporate Performance

During 2008, the venture capital market for the technology-related companies in which we invest continued to be active, although it did show some signs of stress and contraction. Early in 2008, we announced our “slow and steady” investment strategy and the shift in our investment focus to established-stage, or lower middle market, companies. These changes were made to manage our credit performance, maintain adequate liquidity and manage our operating expenses in this extremely challenging and unprecedented credit environment. Like many other companies, we have also begun engaging in activities to deleverage our balance sheet and strengthen cash resources available to us.

The U.S. capital and credit markets have been experiencing extreme volatility and disruption for more than 12 months as evidenced by a lack of liquidity in the debt capital markets, significant write-offs in the financial services sector, the repricing of credit risk in the broadly syndicated credit market and the failure of many major financial institutions. These events have contributed to worsening general economic conditions that are materially and adversely impacting the broader financial and credit markets and reducing the availability of credit and equity capital for the markets as a whole and financial services firms in particular, including us.

Despite the worsening general economic conditions, we achieved several strategic and corporate objectives in 2008, as noted below. In determining the 2008 discretionary annual cash bonuses for the NEOs, the compensation committee considered the achievement of these corporate objectives, executive performance factors and individual performance of each of our NEOs, as critical to achieving our short-term and long-term corporate objectives. Listed below are the most significant performance factors for 2008 taken into account:

•	levels of new origination activities of new investment opportunities executed during 2008;

•	levels of actual fundings to new and existing portfolio companies;

•	total Investment Income growth year over year;

•	total net investment income growth year over year;

•	realized and unrealized gains and losses comparison year over year;

•	yield to maturity and effective yield of the investment portfolio compared to prior periods;

•	overall credit performance of the total investment portfolio;

•	operating efficiency performance;

•	growth of the overall investment portfolio;

•	adding resources and expanding the organizations at all levels, including adding and retaining our NEOs within the organization as the organization continues to grow;

•	improving and innovating the company’s information systems;

•	maintaining appropriate dividend distributions to stockholders;

•	raising additional debt capital;

•	return on average assets; and

•	return on average equity.

During 2008, we achieved numerous strategic and operational milestones and corporate objectives, including but not limited to the following:

•	increased total investment income to $75.8 million, representing a 41% year over year increase;

•	increased net investment income to $40.0 million, representing a year over year growth of 23%;

•	generated net income to $21.0 million or $1.23 per share;

•	generated $2.6 million in net realized gains;

•	achieved an effective yield of 13.7% for 2008;

•	added a new $50 million credit facility with the ability to expand up to $300 million with the addition of other lenders;

•	invested approximately $346.0 million in debt to new and existing portfolio companies;

•	declared $1.32 in dividends to stockholders from net investment income; and

•	added to our organizational capabilities through growth in investment professionals in our Palo Alto, California and Boston, Massachusetts offices.

Determination of 2008 Annual Base Salaries of Our NEOs

NEO compensation is determined based on the achievement of specific corporate and individual performance objectives discussed above. The compensation committee acknowledged the fact that while management had achieved numerous strategic investment and operational goals and objectives for the year, market conditions had resulted in a significant reduction in the Company’s stock price during the latter half of 2008, which adversely affected total return to stockholders for the year. The compensation committee will take into consideration the market conditions in determining compensation for 2009.

In determining the amount of each NEO’s base salary, the compensation committee considers the scope of their responsibilities, taking into account available competitive market compensation paid by other companies for similar positions as discussed above. The compensation committee considered the CEO’s experience, performance, and contribution to our overall corporate performance when determining his base salary for 2008. Base salaries for our other NEOs were also set by the compensation committee, together with the CEO’s input, based upon each NEO’s individual experience and contribution to the overall performance of our Company.

Base salaries for the NEOs are intended to be competitive with the compensation paid to executives with comparable qualifications, experience and responsibilities in the same or similar businesses of comparable size. In order to attract and retain the outstanding levels of executives that we need, the compensation committee reviews the Company’s base salaries relative to those offered by other comparative group companies, venture capital funds and private equity firms, mezzanine lenders, hedge funds, and other specialty finance companies, including certain specialized commercial banks. Variation relative to the salaries of the listed comparative group companies and venture capital funds, private equity firms, mezzanine lenders, hedge funds and other specialty finance companies, including certain specialized commercial banks is made in the judgment of management and/or the compensation committee, as appropriate, based on the value of the NEO’s experience, performance, change in role or responsibility or specific skill set. Upon review, the compensation committee determines whether adjustments to certain NEO’s salaries are necessary to realign salaries with the market for a given position, to recognize NEO’s assumption of significant additional responsibilities and related performance increases, or to achieve an appropriate compensation level due to promotion or other internal equity matters. The compensation committee makes all decisions with respect to the base salary compensation of the CEO and together with the Company’s CEO evaluates and approves the Company’s other NEOs’ salary compensation. Our compensation committee meets outside of the presence of our CEO when reviewing and determining his base salary compensation.

Following is a table of the annual base salaries for our NEOs as set during the preceding three years:

	Beginning Fiscal Year 2009 Base Salary	Beginning Fiscal Year 2008 Base Salary	Beginning Fiscal Year 2007 Base Salary
Manuel A. Henriquez	$700,000	$700,000	$600,000
David M. Lund	$250,000	$250,000	$200,000
Scott Harvey	$210,000	$210,000	$190,000
Samir Bhaumik	$270,000	$270,000	$210,000
Parag I. Shah	$315,000	$315,000	$210,000

From 2007 to 2008, there was an increase in our NEO’s base salaries consistent with comparative market data. As of the date of this proxy, the Board has not made any determination relating to any base salary adjustments for 2009. In determining compensation of our NEO in 2009, market conditions and corporate performance will be taken into account by the compensation committee.

Determination of 2008 Annual Cash Bonus for Our NEOs

Over the course of the year the compensation committee, together with input from our CEO, developed a specific bonus pool for the 2008 operating year to be available for our discretionary annual cash bonus program. The amount determined to be available for this bonus program was at the discretion of the compensation committee, and was dependent upon many factors as outlined previously, including, but not limited to, our current financial performance and performance related contributions of our NEOs in achieving our performance objectives.

The annual cash bonus is “at risk” discretionary compensation that is designed to motivate our NEOs to achieve financial and non-financial goals that are consistent with the Company’s 2008 operating plan. At risk discretionary compensation means that it is up to the compensation committee to determine whether any cash bonus amount will be awarded to any of our NEOs. In determining the amount of a NEO’s variable compensation—the annual cash bonus—the compensation committee evaluates the performance of our NEOs and considers the NEOs performance factors identified above. Within those guidelines, the compensation committee considers the overall funding available for such cash bonus awards, the performance of NEOs and the desired mix between the various components of total compensation. Discretion is exercised in determining the overall total compensation to be awarded to the NEOs. As a result, the amounts delivered in the form of an annual cash bonus are designed to work together in conjunction with base salary to deliver an appropriate total cash compensation level to the NEOs.

We believe that the discretionary design of our variable cash compensation program supports our overall compensation objectives by allowing for significant differentiation of cash compensation based on executive performance and by providing the flexibility necessary to ensure that overall compensation packages for our NEOs are competitive relative to our market.

We typically determine and award cash bonuses for our NEOs during the first quarter of the following year. In evaluating the performance of our NEOs to arrive at their 2008 cash bonus awards, the compensation committee considered the performance factor achievements against our corporate objectives as discussed above under “Assessment of Corporate Performance.” In addition, the compensation committee, after considering all factors discussed above, noted that all NEOs met, or substantially achieved, all aspects of the compensation committee’s performance factors in all critical performance areas. The compensation committee also reviewed the CEO’s evaluation of the NEOs’ performance achievements. When an NEO’s performance exceeds expectations and performance goals established during the year, actual cash bonus compensation for the NEO may exceed the specified bonus pool amount at the discretion of our compensation committee.

On March 17, 2009, after due deliberation, the compensation committee awarded the following annual cash bonuses to our NEOs relating to their performance during the year ending December 31, 2008:

2008 Annual Cash Bonus
Manuel A. Henriquez	$1,175,000
David M. Lund	$170,000
Scott Harvey	$125,000
Samir Bhaumik	$160,000
Parag I. Shah	$340,000

Long-term Equity Retention and Incentive Awards

Our principal objective in awarding incentive stock option and/or restricted stock awards to eligible NEOs is to retain and align each NEO’s interests with our success and the financial interests of our stockholders by linking a portion of such NEO’s compensation with the Company’s long-term goals. We continue to believe that the use of stock and stock-based awards offers the best approach to achieving our retention and long-term performance goals. Our equity program is designed to encourage NEOs to work with a long-term view of the Company’s performance and to reinforce their long-term affiliation with the Company by imposing vesting schedules over several years of employment. The compensation committee awards incentive stock option and/or restricted stock awards on a discretionary basis and such awards depend in each case on the performance of the NEOs under consideration, and in the case of new hires, their potential performance. Incentive stock option awards are priced at the closing price of the stock on the date the compensation committee meets and the grant is issued.

Determination of 2007 and 2008 Long-term Equity Incentive Awards for Our NEOs

The compensation committee reviewed the performance of our NEOs following the end of our 2007 fiscal year relative to the long-term equity incentive and retention awards program the compensation committee administers. As a result of these deliberations, in February, 2008, the compensation committee awarded the following long-term equity incentive and retention awards, in the form of restricted stock and stock options to our NEOs related to their 2007 year’s performance as set forth in the table below. The value of the stock option awards was determined using the Black-Scholes Methodology. The stock options were granted with an exercise price of $12.20 per share which was the Company’s closing stock price on February 25, 2008, the effective date of grant. Each stock option award was subject to a three year vesting schedule. The value of the restricted stock was determined to be the Company’s closing price on February 25, 2008, the date of the grant. Each restricted stock award was subject to a four year forfeiture schedule. In addition, on August 15, 2008 as part of a midyear performance review, the compensation committee awarded restricted stock and stock option awards to certain employees including two of our NEOs. The stock options were granted with an exercise price of $10.49 per share which was the Company’s closing stock price on August 15, 2008, the effective date of grant. Each stock option award was subject to a three year vesting schedule. The value of the restricted stock was determined to be the Company’s closing price on August 15, 2008, the date of the grant. Each restricted stock award was subject to a four year forfeiture schedule.

	Grant Date	2008 Restricted Stock Awards	Fair Value of Restricted Stock Awards	Stock Option Award	Black—Scholes Value of Option Awards
Manuel A. Henriquez	02/25/2008	56,250	$686,250	250,716	$232,148
David M. Lund	02/25/2008	16,000	$195,200	35,817	$33,164
H. Scott Harvey	02/25/2008	15,000	$183,000	15,043	$13,929
Samir Bhaumik	02/25/2008	23,000	$280,600	71,633	$66,328
	08/15/2008	3,000	$31,470	6,000	$4,962
Parag I. Shah	02/25/2008	36,000	$439,200	204,155	$189,035
	08/15/2008	5,000	$52,450	15,500	$12,819

The compensation committee reviewed the performance of our NEOs following the end of our 2008 fiscal year relative to the long-term equity incentive and retention awards program the compensation committee administers. As a result of these deliberations, the compensation committee awarded the following long-term equity incentive and retention awards, in the form of restricted stock and stock options to our NEOs related to their 2008 year’s performance as set forth in the table below. The value of the stock option awards was determined using the Black-Scholes Methodology. The stock options were granted with an exercise price of $4.21 per share which was the Company’s closing stock price on March 17, 2009, the effective date of grant. Each stock option award vests 33% one year after the date of grant and ratably over the succeeding 24 months subject to a three year vesting schedule. The value of the restricted stock was determined to be the Company’s closing price on March 17, 2009, the date of the grant. Each restricted stock award is subject to lapse as to 25% of the award one year after the date of grant and ratably over the succeeding 36 months subject to a four year forfeiture schedule.

	Grant Date	Restricted Stock Awards	Fair Value of Restricted Stock Awards	Stock Option Awards	Black—Scholes Value of Option Awards
Manuel A. Henriquez	03/17/2009	100,000	$421,000	250,000	$96,037
David M. Lund	03/17/2009	25,000	$105,250	65,000	$24,970
Scott Harvey	03/17/2009	20,000	$84,200	20,000	$7,683
Samir Bhaumik	03/17/2009	30,000	$126,300	65,000	$24,970
Parag I. Shah	03/17/2009	45,000	$189,450	250,000	$96,037

Although we have no stock ownership policy, we encourage stock ownership in the Company, as we believe such ownership aligns our NEOs interests with our success and the long-term financial interests of our stockholders.

Potential Payments Upon Termination or Change of Control

No NEOs or employee of the Company has a written employment or severance agreement.

Upon specified covered transactions (as defined in the 2004 Plan), in which there is an acquiring or surviving entity, the Board may provide for the assumption of some or all outstanding awards, or for the grant of new awards in substitution, by the acquirer or survivor or an affiliate of the acquirer or survivor, in each case on such terms and subject to such conditions as the Board determines. In the absence of such an assumption or if there is no substitution, except as otherwise provided in the award, each award will become fully exercisable prior to the covered transaction on a basis that gives the holder of the award a reasonable opportunity, as determined by the Board, to participate as a stockholder in the covered transaction following exercise, and the award will terminate upon consummation of the covered transaction. A covered transaction includes the following: (i) a merger or other transaction in which the Company is not the surviving corporation or which results in the acquisition of all or substantially all of the Company’s then outstanding common stock by a single person or entity or by a group of persons and/or entities; (ii) a sale of substantially all of the company’s assets; (iii) a dissolution or liquidation of the company; or (iv) a change in a majority of the Board’s composition unless approved by a majority of the directors continuing in office.

Summary Compensation Table

The following table provides information concerning the compensation of the Company’s Chief Executive Officer, Chief Financial Officer and the three other most highly compensated executive officers for fiscal 2008, 2007 and 2006.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Restricted Stock Awards ($)(3)	Option Awards ($)(4)		All Other Compensation ($)(5)	Total ($)
Chief Executive Officer
Manuel A. Henriquez	2008	$700,000	$1,175,000	$145,352	$441,770	(6)	$60,375	$2,522,497
	2007	$590,791	$1,000,000	—	$498,161		—	$2,088,952
	2006	$466,667	$1,000,000	—	$279,200		—	$1,745,867

Chief Financial Officer
David M. Lund	2008	$250,000	$170,000	$41,344	$54,325	(7)	$19,320	$534,989
	2007	$202,083	$160,000	—	$51,263		—	$413,346
	2006	$180,000	$100,000	—	$26,900		—	$306,900

Chief Legal Officer
Scott Harvey	2008	$210,000	$125,000	$38,760	$58,636	(8)	$18,300	$450,696
	2007	$190,000	$145,000	—	$85,961		—	$420,961
	2006	$170,000	$100,000	—	$66,800		—	$336,900

Senior Managing Director
Samir Bhaumik	2008	$270,000	$160,000	$62,383	$71,031	(9)	$28,500	$591,914
	2007	$206,306	$336,000	—	$61,549		—	$603,855
	2006	$195,417	$25,000	—	$43,400		—	$263,817

Senior Managing Director
Parag I. Shah	2008	$315,000	$340,000	$97,942	$144,041	(10)	$43,120	$940,103
	2007	$221,063	$325,000	—	$91,965		—	$638,028
	2006	$195,417	$272,500	—	$41,500		—	$509,417

(1)	Salary column amounts represent base salary compensation received by each NEO for the listed fiscal year.
(2)	Bonus column amounts represent the annual cash bonus earned during the fiscal year and awarded and paid out during the first quarter of the following fiscal year.
(3)	Pursuant to the terms of the 2004 Plan, NEOs were granted restricted stock awards during the first quarter of 2008. Messrs. Bhaumik and Shah also received restricted stock awards of 3,000 and 5,000 shares, respectively, in August 2008 as a retention measure. See “Grants of Plan Based Awards” set forth under the 2004 Plan included herein. Restricted stock awards column amounts represent the portion of the grant date fair value of the restricted stock grants made to the NEOs during 2008 that was recognized as expense for financial reporting purposes during 2008 in accordance with the provision of SFAS No. 123R, “Share Based Payments”. See Note 1 to the Company’s Consolidated Financial Statements included in the Company’s Annual Report on Form 10-K for the years ended December 31, 2008, 2007 and 2006 regarding assumptions underlying valuation of equity awards.
(4)	Option Awards column amounts represent the portion of the grant date fair value of the stock option grants made to the NEOs during 2008 and in prior years that was recognized as expense for financial reporting purposes during 2008 in accordance with the provisions of SFAS No. 123R, “Share-based Payments.” See Note 1 to the Company’s Consolidated Financial Statements included in the Company’s Annual Report on Form 10-K for the years ended December 31, 2008, 2007 and 2006 regarding assumptions underlying valuation of equity awards.
(5)	Represents matching contributions of $3,000 to each NEO to its 401(k) plan and dividends to Messrs. Henriquez, Lund, Harvey, Bhaumik and Shah in the amount of $57,375, $16,320, $15,300, $25,500 and $40,120, respectively, paid on unvested restricted stock awards during 2008. NEOs did not receive any other perquisites or personal benefits from the Company.
(6)	Represents expense in 2008 for options to purchase 1,403,116 shares of our common stock issued under our 2004 Plan
(7)	Represents expense in 2008 for options to purchase 155,817 shares of our common stock issued under our 2004 Plan.
(8)	Represents expense in 2008 for options to purchase 216,043 shares of our common stock issued under our 2004 Plan.
(9)	Represents expense in 2008 for options to purchase 227,533 shares of our common stock issued under our 2004 Plan.
(10)	Represents expense in 2008 for options to purchase 437,555 shares of our common stock issued under our 2004 Plan.

Grants of Plan Based Awards

The following table sets forth certain information with respect to the options and restricted stock granted during the fiscal year ended December 31, 2008 to each of our NEOs:

Name and Principal Position	Grant Date	All Other Stock Awards: Number of Shares of Restricted Stock (#)(1)	All Other Option Awards: Number of Securities Underlying Options (#)(2)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(3)
Chief Executive Officer
Manuel A. Henriquez	02/25/2008	56,250	250,716	$12.20	$918,398

Chief Financial Officer
David M. Lund	02/25/2008	16,000	35,817	$12.20	$228,364

Chief Legal Officer
Scott Harvey	02/25/2008	15,000	15,043	$12.20	$196,929

Senior Managing Director
Samir Bhaumik	02/25/2008	23,000	71,633	$12.20	$346,928
	08/15/2008	3,000	6,000	$10.49	$36,432

Senior Managing Director
Parag I. Shah	02/25/2008	36,000	204,155	$12.20	$628,235
	08/15/2008	5,000	15,500	$10.49	$65,269

(1)	Restricted stock awards vest 25% each year for four years. When payable, dividends are paid on a current basis on the unvested shares.
(2)	Options generally vest 33% one year after the date of grant and ratably over the succeeding 24 months. All options may be exercised for a period ending seven years after the date of grant.
(3)	The amounts reported in the equity award columns represents the grant date fair value of the stock option and restricted stock grants made to the Named Executive Officers during 2008 in accordance with the provisions of SFAS No. 123R, “Share-Base Payments”. See Note 1 to the Company’s Consolidated Financial Statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 regarding assumptions underlying the valuation of equity awards. For each of the restricted stock awards, fair value is calculated using the closing price on the grant date multiplied by the number of shares.

Outstanding Equity Awards at Fiscal Year End

The following table shows outstanding incentive stock option awards classified as exercisable and unexercisable and stock awards as of December 31, 2008 for each of the named executive officers:

Name and Principal Position	Incentive Stock Option Awards					Stock Awards
	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(2)		Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested(7)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units of Other Rights That Have Not Vested
Chief Executive Officer
Manuel A. Henriquez	125,000	—		$15.00	06/23/11	—	—	—	—
	605,000	—		$13.00	06/17/12	—	—	—	—
	81,167	16,233	(3)	$12.14	06/16/13	—	—	—	—
	287,500	162,500	(4)	$14.02	01/25/14	—	—	—	—
	—	250,716	(5)	$12.20	02/25/15	56,250	$445,500	—	—

Chief Financial Officer
David M. Lund	40,000	—		$13.00	07/15/12	—	—	—	—
	37,500	7,500	(3)	$12.14	06/16/13	—	—	—	—
	22,361	23,639	(4)	$14.02	01/25/14	—	—	—	—
	—	35,817	(5)	$12.20	02/25/15	16,000	$126,720	—	—

Chief Legal Officer
Scott Harvey	12,821	—		$15.00	06/23/11	—	—	—	—
	141,000	—		$13.00	06/17/12	—	—	—	—
	25,000	5,003	(3)	$12.14	06/16/13	—	—	—	—
	19,167	10,833	(4)	$14.02	01/25/14	—	—	—	—
	—	15,043	(5)	$12.20	02/25/15	15,000	$118,800	—	—

Senior Managing Director
Samir Bhaumik	6,000	—		$15.00	12/13/11	—	—	—	—
	38,000	—		$13.00	06/17/12	—	—	—	—
	78,250	15,650	(3)	$12.14	06/16/13	—	—	—	—
	7,667	4,333	(4)	$14.02	01/25/14	—	—	—	—
	—	71,633	(5)	$12.20	02/25/15	23,000	$182,160	—	—
	—	6,000	(6)	$10.49	08/15/15	3,000	$23,760	—	—

Senior Managing Director
Parag I. Shah	5,500	—		$15.00	12/13/11	—	—	—	—
	38,000	—		$13.00	06/17/12	—	—	—	—
	78,667	15,733	(3)	$12.14	06/16/13	—	—	—	—
	51,111	28,889	(4)	$14.02	01/25/14	—	—	—	—
	—	204,155	(5)	$12.20	02/25/15	36,000	$285,120	—	—
	—	15,500	(6)	$10.49	08/15/15	5,000	$39,600	—	—

(1)	No options were exercised or transferred during the year ended December 31, 2008.
(2)	Options expiring in 2011 and 2012 were 100% vested on the date of grant. All other options generally vest 33% one year after the date of grant and the remainder will vest ratably over the succeeding 24 months. All options may be exercised for a period ending seven years after the date of grant.
(3)	The options vest ratably on a monthly basis ending June 16, 2009.
(4)	The options vest ratably on a monthly basis ending January 25, 2010.
(5)	The options vested 33% on February 25, 2009 and then ratably on a monthly basis ending February 25, 2011.
(6)	The options vest 33% on August 15, 2009 and then ratably on a monthly basis ending August 15, 2011.
(7)	Market value is computed by multiplying the closing market price of the Company’s stock at December 31, 2008 by the number of shares.

Option Exercises and Restricted Stock Vested

No options were exercised and no restricted stock vested during 2008.

2004 Equity Incentive Plan

Our Board and our stockholders have approved the 2004 Plan for the purpose of attracting and retaining the services of executive officers, directors and other key employees. Under the 2004 Plan our compensation committee may award incentive stock options within the meaning of Section 422 of the Code, or ISOs, to employees, and nonstatutory stock options to employees and employee directors.

Under the 2004 Plan, we have authorized for issuance up to 7,000,000 shares of common stock of which 1,537,701 were available for issuance as of April 20, 2009. Participants in the 2004 Plan may receive awards of options to purchase our common stock and/or restricted shares, as determined by our compensation committee. Options granted under the 2004 Plan generally may be exercised for a period of no more than ten years from the date of grant unless the option agreement provides for an earlier expiration. Unless sooner terminated by our Board, the 2004 Plan will terminate on the tenth anniversary of its adoption and no additional awards may be made under the 2004 Plan after that date. The 2004 Plan provides that all awards granted under the plan are subject to modification as required to ensure that such awards do not conflict with the requirements of the 1940 Act applicable to us.

Options granted under the 2004 Plan will entitle the optionee, upon exercise, to purchase shares of common stock from us at a specified exercise price per share. ISOs must have a per share exercise price of no less than the fair market value of a share of stock on the date of the grant or, if the optionee owns or is treated as owning (under Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of our stock, 110% of the fair market value of a share of stock on the date of the grant. Nonstatutory stock options granted under the 2004 Plan must have a per share exercise price of no less than the fair market value of a share of stock on the date of the grant. Options will not be transferable other than by laws of descent and distribution, or in the case of nonstatutory stock options, by gift, and will generally be exercisable during an optionee’s lifetime only by the optionee.

Under the 2004 Plan, we are permitted to issue restricted stock to all key employees of the Company and its affiliates consistent with such terms and conditions as the compensation committee shall deem appropriate. Our compensation committee determines the time or times at which such shares of restricted stock will become exercisable and the terms on which such shares will remain exercisable. Any shares of restricted stock for which forfeiture restrictions have not lapsed at the point at which the participant terminates his employment will terminate immediately and such shares will be returned to the Company and will be available for future awards under this plan.

Our compensation committee administers the 2004 Plan and has the authority, subject to the provisions of the 2004 Plan, to determine who will receive awards under the 2004 Plan and the terms of such awards. Our compensation committee has the authority to adjust the number of shares available for awards, the number of shares subject to outstanding awards and the exercise price for awards following the occurrence of events such as stock splits, dividends, distributions and recapitalizations. The exercise price of an option may be paid in the form of shares of stock that are already owned by such option holder.

Upon specified covered transactions (as defined in the 2004 Plan), all outstanding awards under the 2004 Plan may either be assumed or substituted for by the surviving entity. If the surviving entity does not assume or substitute similar awards, the awards held by the participants will be accelerated in full and then terminated to the extent not exercised prior to the covered transaction.

On March 17, 2009 the Board granted 100,000 shares, 25,000 shares, 20,000 shares, 30,000 shares and 45,000 shares of restricted stock to Messrs. Henriquez, Lund, Harvey, Bhaumik and Shah, respectively.

2006 Non-Employee Director Plan

Our Board and our stockholders have approved the 2006 Plan. Under current SEC rules and regulations applicable to BDCs absent exemptive relief, a BDC may not grant options to non-employee directors. On February 15, 2007, we received exemptive relief from the SEC to permit us to grant options to non-employee directors as a portion of their compensation for service on our Board. The following is a summary of the material features of the 2006 Plan.

The Company has instituted the 2006 Plan for the purpose of advancing the interests of the Company by providing for the grant of awards under the 2006 Plan to eligible non-employee directors. The 2006 Plan authorizes the issuance to non-employee directors of non-statutory stock options (“NSOs”) to purchase shares of common stock at a specified exercise price per share and/or restricted stock. NSOs granted under the 2006 Plan will have a per share exercise price of no less than the current market value of a share of stock as determined in good faith by the Board on the date of the grant. The amount of the options that may be granted are limited by the terms of the 2006 Plan, which prohibits any grant that would cause the Company to be in violation of Section 61(a)(3) of the 1940 Act.

Under the 2006 Plan, non-employee directors will each receive an initial grant of an option to purchase 10,000 shares of stock upon initial election to such position. The options granted will vest over two years, in equal installments on each of the first two anniversaries of the date of grant, provided that the non-employee director remains in service on such dates. In addition, each non-employee director shall automatically be granted an option to purchase 15,000 shares of stock on the date of such non-employee director’s re-election to the Board and such grant will vest over three years, in equal installments on each of the first three anniversaries of the date of grant, provided that the non-employee director remains in service on such dates. The compensation committee has, subject to SEC approval, the authority to determine from time to time which of the persons eligible under the 2006 Plan shall be granted awards; when and how each award shall be granted, including the time or times when a person shall be permitted to exercise an award; and the number of shares of stock with respect to which an award shall be granted to such person. The exercise price of options granted under the 2006 Plan is set at the closing price of the Company’s market price on the Nasdaq Global Select Market as of the date of grant and will not be adjusted unless the Company receives an exemptive order from the SEC or written confirmation from the staff of the SEC that the Company may do so (except for adjustments resulting from changes in the Company’s capital structure, such as stock dividends, stock splits and reverse stock splits).

Unless sooner terminated by the Board, the 2006 Plan will terminate on May 29, 2016 and no additional awards may be made under the 2006 Plan after that date. The 2006 Plan provides that all awards granted under the 2006 Plan are subject to modification as required to ensure that such awards do not conflict with the requirements of the 1940 Act.

The compensation committee will determine the period during which any options granted under the 2006 Plan shall remain exercisable, provided that no option will be exercisable after the expiration of ten years from the date on which it was granted. Options granted under the 2006 Plan are not transferable other than by will or the laws of descent and distribution, or by gift, and will generally be exercisable during a non-employee director’s lifetime only by such non-employee director. In general, any portion of any options that are not then exercisable will terminate upon the termination of the non-employee director’s services to the Company. Generally, any portion of any options that are exercisable at the time of the termination of the non-employee director’s services to the Company will remain exercisable for the lesser of (i) a period of three months (or one year if the non-employee director’s services to the Company terminated by reason of the non-employee director’s death) or (ii) the period ending on the latest date on which such options could have been exercised had the non-employee director’s services to the Company not terminated. In addition, if the Board determines that a non-employee director’s service to the Company terminated for reasons that cast such discredit on the non-employee director as to justify immediate termination of the non-employee director’s options, then all options then held by the non-employee director will immediately terminate.

Under the 2006 Plan, non-employee directors upon initial election to such position after June 21, 2007 will automatically be granted 3,333 shares of restricted stock. The forfeiture restrictions for such initial shares of restricted stock will lapse as to one-half of the restricted stock on the first anniversary of the date of grant and as to an additional one-half of the restricted stock on the second anniversary of the date of grant. In addition, each non-employee director shall automatically be granted 5,000 shares of restricted stock on the date of such non-employee director’s re-election to the Board and the forfeiture restrictions on such shares will lapse as to one-third of such shares on the anniversary of such grant over three years, provided that the non-employee director remains in service on such dates.

During 2008, upon re-election to the Board , Messrs. Badavas and Chow, were each granted 5,000 shares of restricted stock with forfeiture restrictions on such shares that lapse as to one-third of such shares on the anniversary of such grant over three years, provided that the non-employee director remains in service on such dates. In addition, Messrs, Badavas and Chow were each granted an option to purchase 15,000 shares of stock which will vest over three years, in equal installments on each of the first three anniversaries of the date of grant, provided that the non-employee director remains in service on such dates.

The compensation committee administers the 2006 Plan. Under the 2006 Plan, options and/or restricted stock may be granted from time-to-time for up to a maximum of 1,000,000 shares of common stock. If there is a change in the capital structure of the Company by reason of a stock dividend, stock split or combination of shares (including a reverse stock split), recapitalization or other change in the Company’s capital structure, the Board will make appropriate adjustments to the number and class of shares of stock subject to the 2006 Plan and each option outstanding under it. In the event of a consolidation, merger, stock sale, a sale of all or substantially all of the Company’s assets, a dissolution or liquidation of the Company or other similar events (a “Covered Transaction”), the Board may provide for the assumption of some or all outstanding options or for the grant of new substitute options by the acquirer or survivor. If no such assumption or substitution occurs, all outstanding options will become exercisable prior to the Covered Transaction and will terminate upon consummation of the Covered Transaction.

The Board may, subject to SEC prior approval, at any time or times amend the 2006 Plan or any outstanding award for any purpose which may at the time be permitted by law, and may at any time terminate the 2006 Plan as to any future grants of awards; provided, that except as otherwise expressly provided in the 2006 Plan the Board may not, without the participant’s consent, alter the terms of an award so as to affect adversely the participant’s rights under the award, unless the Board expressly reserved the right to do so at the time of the grant of the award.

Compensation of Portfolio Management Employees

The compensation of our portfolio management employees, including our investment committee, is set by the compensation committee of our Board of Directors. The portfolio management employees are compensated in the form of annual salaries, annual cash bonuses based on performance measured against specific goals and long-term compensation in the form of stock option grants.

CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS

The following table sets forth, as of September 23, 2009, the beneficial ownership of each current director, each nominee for director, the Company’s executive officers, each person known to us to beneficially own 5% or more of the outstanding shares of our common stock, and the executive officers and directors as a group.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the “SEC”) and includes voting or investment power with respect to the securities. Common stock subject to options or warrants that are currently exercisable or exercisable within 60 days of September 23, 2009 are deemed to be outstanding and beneficially owned by the person holding such options or warrants. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Percentage of ownership is based on 35,546,228 shares of common stock outstanding as of September 23, 2009.

Unless otherwise indicated, to our knowledge, each stockholder listed below has sole voting and investment power with respect to the shares beneficially owned by the stockholder, except to the extent authority is shared by spouses under applicable law, and maintains an address of c/o Company. Our address is 400 Hamilton Avenue, Suite 310, Palo Alto, California 94301.

The Company’s directors are divided into two groups—interested directors and independent directors. Interested directors are “interested persons” as defined in Section 2(a)(19) of the 1940 Act.

Name and Address of Beneficial Owner	Number of Shares Owned Beneficially(1)	Percentage of Class
Principal Stockholders
T. Rowe Price Associates, Inc.(2) 100 E. Pratt Street Baltimore, MD 21202	2,544,668	7.2%

Interested Director
Manuel A. Henriquez(3)	2,182,311	6.1%

Independent Directors
Robert P. Badavas(4)	68,535	*
Joseph W. Chow(5)	78,736	*
Allyn C. Woodward, Jr.(6)	88,474	*

Executive Officers
Samir Bhaumik(7)	283,553	*
H. Scott Harvey(8)	266,714	*
David M. Lund(9)	185,390	*
Parag I Shah(10)	429,409	1.2%
Executive officers and directors as a group(11)	3,583,122	10.1%

*	Less than 1%.
(1)	Beneficial ownership has been determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934.
(2)	Information about the beneficial ownership of our principal stockholders is derived from filings made by them with the SEC.
(3)	Includes 1,379,187 shares of common stock that can be acquired upon the exercise of outstanding options and 142,187 shares of restricted stock. Includes shares of our common stock held by certain trusts controlled by Mr. Henriquez.
(4)	Includes 8,333 shares of common stock that can be acquired upon the exercise of outstanding options and 3,888 shares of restricted common stock.
(5)	Includes 8,333 shares of common stock that can be acquired upon the exercise of outstanding options and 3,888 shares of restricted common stock.
(6)	Includes 6,667 shares of common stock that can be acquired upon the exercise of outstanding options and 6,111 shares of restricted common stock.
(7)	Includes 191,196 shares of common stock that can be acquired upon the exercise of outstanding options and 49,500 shares of restricted common stock.

(8)	Includes 219,678 shares of common stock that can be acquired upon the exercise of outstanding options and 31,250 shares of restricted common stock.
(9)	Includes 136,982 shares of common stock that can be acquired upon the exercise of outstanding options and 37,000 shares of restricted common stock.
(10)	Includes 331,111 shares of common stock that can be acquired upon the exercise of outstanding options and 75,750 shares of restricted common stock.
(11)	Includes 2,281,487 shares of common stock that can be acquired upon the exercise of outstanding options and 349,574 shares of restricted common stock.

The following table sets forth as of September 10, 2009, the dollar range of our securities owned by our directors and portfolio management employees.

Name	Dollar Range of Equity Securities in the Company(1)
Independent Directors:
Robert P. Badavas	over $100,000
Joseph W. Chow	over $100,000
Allyn C. Woodward, Jr.	over $100,000
Interested Director/Portfolio Management Employee:
Manuel A. Henriquez	over $100,000
Portfolio Management Employees:
Samir Bhaumik	over $100,000
H. Scott Harvey	over $100,000
David M. Lund	over $100,000
Parag I. Shah	over $100,000

(1)	Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Securities Exchange Act of 1934.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In August 2000, Mr. Henriquez acquired an interest in JMP Group LLC, the ultimate parent entity of the lead underwriter in our initial public offering. Mr. Henriquez’s interest represents approximately 0.1% of the fully-diluted equity of JMP Group LLC.

In February 2004, we issued and sold 400 shares of our Series A-1 preferred stock to JMP Group LLC, the ultimate parent entity of JMP Securities LLC, for an aggregate purchase price of $2.5 million and, in connection with such sale, we paid a $175,000 placement fee to JMP Securities LLC. In addition, we issued and sold 100 shares of our Series A-2 preferred stock to an entity related to Mr. Henriquez for an aggregate purchase price of $125,000, and we issued and sold 100 shares of our Series A-2 preferred stock to Mr. Howard for an aggregate purchase price of $125,000. Our Series A-1 preferred stock held a liquidation preference over our Series A-2 preferred stock and also carried separate, preferential voting rights. In June 2004, each share of Series A-1 preferred stock and Series A-2 preferred stock was exchanged for 208.3333 units with the same terms as the units sold in our June 2004 private offering.

In connection with the issuance of our Series A-1 preferred stock and Series A-2 preferred stock, we entered into a registration rights agreement with the holders of our Series A-1 preferred stock and Series A-2 preferred stock. In June 2004, in connection with the conversion of the Series A preferred stock, the registration rights agreement entered into in connection with the issuance of our preferred stock was terminated and the shares of our common stock issued upon conversion were included in the registration rights agreement entered into in connection with our June 2004 private offer.

In connection with our June 2004 private offering, we agreed to obtain the approval of each of JMP Asset Management LLC and Farallon Capital Management, L.L.C. for each investment made by us. Though this arrangement was terminated in connection with our election to be regulated as a BDC, under the terms of the letter agreements described above, we have agreed to indemnify, to the maximum extent permitted by Maryland law and the 1940 Act, representatives of JMP Asset Management LLC and Farallon Capital Management, L.L.C. in connection with their activities in evaluating our investment opportunities prior to our election to be regulated as a BDC on terms similar to those afforded to our directors and officers under our charter and bylaws.

In conjunction with the Company’s Rights offering completed on April 21, 2006, the Company agreed to pay JMP Securities LLC a fee of approximately $700,000 as co-manager of the offering.

In conjunction with the Company’s public offering completed on December 7, 2006, the Company agreed to pay JMP Securities LLC a fee of approximately $1.2 million as co-manager of the offering.

In conjunction with the Company’s public offering completed on June 4, 2007 and the related over-allotment exercise, the Company agreed to pay JMP Securities LLC a fee of approximately $1.6 million as co-manager of the offering.

In connection with the sale of public equity investments, the Company paid JMP Securities LLC approximately $37,000, $80,000, and $22,200 in brokerage commissions during the six months ended June 30, 2009, years ended December 31, 2008 and 2007, respectively.

In the ordinary course of business, we enter into transactions with portfolio companies that may be considered related party transactions. In order to ensure that we do not engage in any prohibited transactions with any persons affiliated with us, we have implemented certain policies and procedures whereby our executive officers screen each of our transactions for any possible affiliations, close or remote, between the proposed portfolio investment, us, companies controlled by us and our employees and directors.

We will not enter into any agreements unless and until we are satisfied that no affiliations prohibited by the 1940 Act exist or, if such affiliations exist, we have taken appropriate actions to seek Board review and approval or exemptive relief for such transaction. The Board reviews these procedures on an annual basis.

In addition, our code of ethics, which is signed by all employees and directors, requires that all employees and directors avoid any conflict, or the appearance of a conflict, between an individual’s personal interests and the interests of the Company. Pursuant to the code of ethics which is available on our website at www.htgc.com, each employee and director must disclose any conflicts of interest, or actions or relationships that might give rise to a conflict, to the audit committee. The audit committee is charged with monitoring and making recommendations to the Board regarding policies and practices relating to corporate governance. Certain actions or relationships that might give rise to a conflict of interest are reviewed and approved by the Board.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a general summary of the material United States federal income tax considerations applicable to us and to an investment in our shares. This summary does not purport to be a complete description of the income tax considerations applicable to such an investment. For example, we have not described tax consequences that we assume to be generally known by investors or certain considerations that may be relevant to certain types of holders subject to special treatment under United States federal income tax laws, including stockholders subject to the alternative minimum tax, tax-exempt organizations, insurance companies, dealers in securities, pension plans and trusts, and financial institutions. This summary assumes that investors hold our common stock as capital assets (within the meaning of the Code). The discussion is based upon the Code, Treasury regulations, and administrative and judicial interpretations, each as in effect as of the date of this prospectus and all of which are subject to change, possibly retroactively, which could affect the continuing validity of this discussion. We have not sought and will not seek any ruling from the Internal Revenue Service regarding this offer. This summary does not discuss any aspects of United States estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under United States federal income tax laws that could result if we invested in tax-exempt securities or certain other investment assets in which we do not currently intend to invest.

A “U.S. stockholder” generally is a beneficial owner of shares of our common stock who is for United States federal income tax purposes:

•

a citizen or individual resident of the United States including an alien individual who is a lawful permanent resident of the United States or meets the “substantial presence” test under Section 7701(b) of the Code;

•

a corporation or other entity taxable as a corporation, for United States federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof;

•

a trust if (1) a court in the United States has primary supervision over its administration and one or more U.S. persons has the authority to control all substantial decisions of such trust or (2) if such trust validly elects to be treated as a U.S. person for federal income tax purposes; or

•	an estate, the income of which is subject to United States federal income taxation regardless of its source.

A “Non-U.S. stockholder” is a beneficial owner of shares of our common stock that is not a U.S. stockholder.

If a partnership (including an entity treated as a partnership for United States federal income tax purposes) holds shares of our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A prospective stockholder who is a partner of a partnership holding shares of our common stock should consult his, her or its tax advisors with respect to the purchase, ownership and disposition of shares of our common stock.

Tax matters are very complicated and the tax consequences to an investor of an investment in our shares will depend on the facts of his, her or its particular situation. We encourage investors to consult their own tax advisors regarding the specific consequences of such an investment, including tax reporting requirements, the applicability of federal, state, local and foreign tax laws, eligibility for the benefits of any applicable tax treaty and the effect of any possible changes in the tax laws.

Through December 31, 2005, we were subject to Federal income tax as an ordinary corporation under subchapter C of the code. Effective beginning on January 1, 2006 we met the criteria specified below to qualify as a RIC, and elected to be treated as a RIC under Subchapter M of the Code with the filing of our federal tax return for 2006. As a RIC, we generally will not have to pay corporate taxes on any income we distribute to our stockholders as dividends, which allows us to reduce or eliminate our corporate level tax. Prior to the effective date of our RIC election, we were taxed as a regular corporation under Subchapter C of the Code. On December 31, 2005, we held assets with “built-in gain,” which are assets whose fair market value as of the effective date of the election exceeds their tax basis. We elected to recognize all of our net built-in gains at the time of the conversion and paid tax on the built-in gain with the filing of our 2005 tax return. In making this election, we marked our portfolio to market at the time of our RIC election and paid approximately $294,000 in tax on the resulting gains.

Taxation as a Regulated Investment Company

For any taxable year in which we:

•	qualify as a RIC; and

•	distribute at least 90% of our net ordinary income and realized net short-term gains in excess of realized net long-term capital losses, if any (the “Annual Distribution Requirement”).

We generally will not be subject to federal income tax on the portion of our investment company taxable income and net capital gain (i.e., net realized long-term capital gains in excess of net realized short-term capital losses) we distribute to stockholders with respect to that year. As described above, we made the election to recognize built-in gains as of the effective date of our election to be treated as a RIC and therefore will not be subject to built-in gains tax when we sell those assets. However, if we subsequently acquire built-in gain assets from a C corporation in a carryover basis transaction, then we may be subject to tax on the gains recognized by us on dispositions of such assets unless we make a special election to pay corporate-level tax on such built-in gain at the time the assets are acquired.) We will be subject to United States federal income tax at the regular corporate rates on any income or capital gain not distributed (or deemed distributed) to our stockholders.

In order to qualify as a RIC for federal income tax purposes and obtain the tax benefits of RIC status, in addition to satisfying the Annual Distribution Requirement, we must, among other things:

•	have in effect at all times during each taxable year an election to be regulated as a business development company under the 1940 Act;

•

derive in each taxable year at least 90% of our gross income from (a) dividends, interest, payments with respect to certain securities loans, gains from the sale of stock or other securities, or other income derived with respect to our business of investing in such stock or securities and (b) net income derived from an interest in a “qualified publicly traded limited partnership” (the “90% Income Test”); and

•	diversify our holdings so that at the end of each quarter of the taxable year:

•

at least 50% of the value of our assets consists of cash, cash equivalents, U.S. government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of such issuer; and

•

no more than 25% of the value of our assets is invested in (i) securities (other than U.S. government securities or securities of other RICs) of one issuer, (ii) securities of two or more issuers that are controlled, as determined under applicable tax rules, by us and that are engaged in the same or similar or related trades or businesses or (iii) securities of one or more “qualified publicly traded partnerships” (the “Diversification Tests”).

Qualified earnings may exclude such income as management fees received in connection with our SBIC or other potential outside managed funds and certain other fees.

Generally, a distribution paid part in cash and part in stock of the distributing company is treated as taxable distribution to shareholders provided that (i) at least 20% of such distribution is payable in cash, and (ii) each shareholder is given the right to elect to receive such distribution in stock or in cash. Such a distribution, if taxable to shareholders, would be treated as a dividend for purposes of satisfying a RIC’s annual distribution requirement and for purposes of calculating the dividends paid deduction. Pursuant to a recent revenue procedure issued by the IRS (Revenue Procedure 2009-15), the IRS has indicated that it will treat distributions from certain publicly traded RICs (including BDCs) as taxable dividends provided that at least 10% (rather than 20%) of the total distribution be paid in cash. This revenue procedure applies to distributions made with respect to taxable years ending prior to January 1, 2010. Taxable stockholders receiving such dividends will be required to include the full amount of the dividend as ordinary income (or as long-term capital gain to the extent such distribution is properly designated as a capital gain dividend) to the extent of our current and accumulated earnings and profits for United States federal income tax purposes. As a result, a U.S. stockholder may be required to pay tax with respect to such dividends in excess of any cash received. If a U.S. stockholder sells the stock it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our stock at the time of the sale.

As a RIC, we will be subject to a 4% nondeductible federal excise tax on certain undistributed income unless we distribute in a timely manner an amount at least equal to the sum of (1) 98% of our ordinary income for each calendar year, (2) 98% of our capital gain net income for the 1-year period ending October 31 in that calendar year and (3) any income realized, but not distributed, in the preceding year (the “Excise Tax Avoidance Requirement”). We will not be subject to excise taxes on amounts on which we are required to pay corporate income tax (such as retained net capital gains). Depending on the level of taxable income earned in a tax year, we may choose to carry over taxable income in excess of current year distributions from such taxable income into the next tax year and pay a 4% excise tax on such income, as required. The maximum amount of excess taxable income that may be carried over for distribution in the next year under the Code is the total amount of dividends paid in the following year, subject to certain declaration and payment guidelines. To the extent we choose to carry over taxable income into the next tax year, dividends declared and paid by us in a year may differ from taxable income for that year as such dividends may include the distribution of current year taxable income, the distribution of prior year taxable income carried over into and distributed in the current year, or returns of capital.

We may be required to recognize taxable income in circumstances in which we do not receive cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with payment-in-kind interest or back-end fee interest, in certain cases, increasing interest rates or issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. Because any original issue discount accrued will be included in our investment company taxable income for the year of accrual, we may be required to make a distribution to our stockholders in order to satisfy the Annual Distribution Requirement, even though we will not have received any corresponding cash amount.

Gain or loss realized by us from the sale or exchange of warrants acquired by us as well as any loss attributable to the lapse of such warrants generally will be treated as capital gain or loss. Such gain or loss generally will be long-term or short-term, depending on how long we held a particular warrant.

We are authorized to borrow funds and to sell assets in order to satisfy the Annual Distribution Requirement and the Excise Tax Avoidance Requirement (collectively, the “Distribution Requirements”). However, under the 1940 Act, we are not permitted to make distributions to our stockholders while our debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. See “Regulation—Senior Securities; Coverage Ratio.” Moreover, our ability to dispose of assets to meet the Distribution Requirements may be limited by (1) the illiquid nature of our portfolio, or (2) other requirements relating to our status as a RIC, including the Diversification Tests. If we dispose of assets in order to meet the Distribution Requirements, we may make such dispositions at times that, from an investment standpoint, are not advantageous.

Any transactions in options, futures contracts, hedging transactions, and forward contracts will be subject to special tax rules, the effect of which may be to accelerate income to us, defer losses, cause adjustments to the holding periods of our investments, convert long-term capital gains into short-term capital gains, convert short-term capital losses into long-term capital losses or have other tax consequences. These rules could affect the amount, timing and character of distributions to stockholders. We do not currently intend to engage in these types of transactions.

A RIC is limited in its ability to deduct expenses in excess of its “investment company taxable income” (which is, generally, ordinary income plus net realized short-term capital gains). If our expenses in a given year exceed gross taxable income (e.g., as the result of large amounts of equity-based compensation), we would experience a net operating loss for that year. However, a RIC is not permitted to carry forward net operating losses to subsequent years. In addition, expenses can be used only to offset investment company taxable income, not net capital gain. Due to these limits on the deductibility of expenses, we may for tax purposes have aggregate taxable income for several years that we are required to distribute and that is taxable to our stockholders even if such income is greater than the aggregate net income we actually earned during those years. Such required distributions may be made from our cash assets or by liquidation of investments, if necessary. We may realize gains or losses from such liquidations. In the event we realize net capital gains from such transactions, you may receive a larger capital gain distribution than you would have received in the absence of such transactions.

Taxation of U.S. Stockholders

For federal income tax purposes, distributions by us generally are taxable to U.S. stockholders as ordinary income or capital gains. Distributions of our “investment company taxable income” (which is, generally, our ordinary income plus net realized short-term capital gains in excess of net realized long-term capital losses) will be taxable as ordinary income to U.S. stockholders to the extent of our current or accumulated earnings and profits, whether paid in cash or reinvested in additional common stock. For taxable years beginning on or before December 31, 2010, to the extent such distributions paid by us are attributable to dividends from U.S. corporations and certain qualified foreign corporations, such distributions may be designated by us as “qualified dividend income” eligible to be taxed in the hands of non-corporate stockholders at the rates applicable to long-term capital gains, provided holding period and other requirements are met at both the stockholder and company levels. In this regard, it is anticipated that distributions paid by us generally will not be attributable to dividends and, therefore, generally will not be qualified dividend income. Distributions of our net capital gains (which is generally our realized net long-term capital gains in excess of realized net short-term capital losses) properly designated by us as “capital gain dividends” will be taxable to a U.S. stockholder as long-term capital gains (currently at a maximum rate of 15% in the case of individuals, trusts or estates), regardless of the U.S. stockholder’s holding period for his, her or its common stock and regardless of whether paid in cash or reinvested in additional common stock. Distributions in excess of our current and accumulated earnings and profits first will reduce a U.S. stockholder’s adjusted tax basis in such stockholder’s common stock and, after the adjusted basis is reduced to zero, will constitute capital gains to such U.S. stockholder.

We currently intend to retain some or all of our realized net long-term capital gains in excess of realized net short-term capital losses, but to designate the retained net capital gain as a “deemed distribution.” In that case, among other consequences, we will pay tax on the retained amount, each U.S. stockholder will be required to include his, her or its share of the deemed distribution in income as if it had been actually distributed to the U.S. stockholder, and the U.S. stockholder will be entitled to claim a tax credit equal to his, her or its allocable share of the tax paid thereon by us. The amount of the deemed distribution net of such tax will be added to the U.S. stockholder’s cost basis for his, her or its common stock. Since we expect to pay tax on any retained net capital gains at our regular corporate tax rate, and since that rate is in excess of the maximum rate currently payable by non-corporate stockholders on long-term capital gains, the amount of tax that non-corporate stockholders will be treated as having paid and for which they will receive a credit will exceed the tax they owe on the retained net capital gain. Such excess generally may be claimed as a credit against the U.S. stockholder’s other federal income tax obligations or may be refunded to the extent it exceeds a stockholder’s liability for federal income tax. A stockholder that is not subject to federal income tax or otherwise required to file a federal income tax return would be required to file a federal income tax return on the appropriate form in order to claim a refund for the taxes we paid. For federal income tax purposes, the tax basis of shares owned by a stockholder will be increased by an amount equal under current law to the difference between the amount of undistributed capital gains included in the stockholder’s gross income and the tax deemed paid by the stockholder as described in this paragraph. In order to utilize the deemed distribution approach, we must provide written notice to our stockholders prior to the expiration of 60 days after the close of the relevant taxable year. We cannot treat any of our investment company taxable income as a “deemed distribution.”

For purposes of determining (1) whether the Annual Distribution Requirement is satisfied for any year and (2) the amount of the deduction for ordinary income and capital gain dividends paid for that year, we may, under certain circumstances, elect to treat a dividend that is paid during the following taxable year as if it had been paid during the taxable year in question. If we make such an election, the U.S. stockholder will still be treated as receiving the dividend in the taxable year in which the distribution is made. However, any dividend declared by us in October, November or December of any calendar year, payable to stockholders of record on a specified date in such a month and actually paid during January of the following year, will be treated as if it had been received by our U.S. stockholders on December 31 of the year in which the dividend was declared.

If an investor purchases shares of our common stock shortly before the record date of a distribution, the price of the shares will include the value of the distribution and the investor will be subject to tax on the distribution even though economically it may represent a return of his, her or its investment.

A stockholder generally will recognize taxable gain or loss if the stockholder sells or otherwise disposes of his, her or its shares of our common stock. Any gain arising from such sale or disposition generally will be treated as long-term capital gain or loss if the stockholder has held his, her or its shares for more than one year. Otherwise, it will be classified as short-term capital gain or loss. However, any capital loss arising from the sale or disposition of shares of our common stock held for six months or less will be treated as long-term capital loss to the extent of the amount of capital gain dividends received, or undistributed capital gain deemed received, with respect to such shares. In addition, all or a portion of any loss recognized upon a disposition of shares of our common stock may be disallowed if other shares of our common stock are purchased (whether through reinvestment of distributions or otherwise) within 30 days before or after the disposition. In such a case, the basis of the newly purchased shares will be adjusted to reflect the disallowed loss.

For taxable years beginning on or before December 31, 2010, individual U.S. stockholders are subject to a maximum federal income tax rate of 15% on their net capital gain (i.e. , the excess of realized net long-term capital gain over realized net short-term capital loss for a taxable year) including any long-term capital gain derived from an investment in our shares. Such rate is lower than the maximum rate on ordinary income currently payable by individuals. Corporate U.S. stockholders currently are subject to federal income tax on net capital gain at the maximum 35% rate also applied to ordinary income. Non-corporate stockholders with net capital losses for a year (i.e. , capital losses in excess of capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each year; any net capital losses of a non-corporate stockholder in excess of $3,000 generally may be carried forward and used in subsequent years as provided in the Code. Corporate stockholders generally may not deduct any net capital losses for a year, but may carry back such losses for three years or carry forward such losses for five years.

We will send to each of our U.S. stockholders, as promptly as possible after the end of each calendar year, a notice detailing, on a per share and per distribution basis, the amounts includible in such U.S. stockholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the federal tax status of each year’s distributions generally will be reported to the Internal Revenue Service (including the amount of dividends, if any, eligible for the 15% “qualified dividend income” rate). Distributions may also be subject to additional state, local, and foreign taxes depending on a U.S. stockholder’s particular situation. Dividends distributed by us generally will not be eligible for the corporate dividends-received deduction or the preferential rate applicable to “qualified dividend income.”

In some taxable years, we may be subject to the alternative minimum tax (“AMT”). If we have tax items that are treated differently for AMT purposes than for regular tax purposes, we may apportion those items between us and our stockholders, and this may affect our stockholder’s AMT liabilities. Although regulations explaining the precise method of apportionment have not yet been issued by the Internal Revenue Service, we may apportion these items in the same proportion that dividends paid to each stockholder bear to our taxable income (determined without regard to the dividends paid deduction), unless we determine that a different method for a particular item is warranted under the circumstances. You should consult your own tax advisor to determine how an investment in our stock could affect your AMT liability.

We may be required to withhold federal income tax (“backup withholding”), currently at a rate of 28%, from all distributions to any non-corporate U.S. stockholder (1) who fails to furnish us with a correct taxpayer identification number or a certificate that such stockholder is exempt from backup withholding, or (2) with respect to whom the Internal Revenue Service (the “IRS”) notifies us that such stockholder has failed to properly report certain interest and dividend income to the IRS and to respond to notices to that effect. An individual’s taxpayer identification number is his or her social security number. Any amount withheld under backup withholding is allowed as a credit against the U.S. stockholder’s federal income tax liability, provided that proper information is provided to the IRS.

Taxation of Non-U.S. Stockholders

Whether an investment in the shares is appropriate for a Non-U.S. stockholder will depend upon that person’s particular circumstances. An investment in the shares by a Non-U.S. stockholder may have adverse tax consequences. Non-U.S. stockholders should consult their tax advisors before investing in our common stock.

In general, dividend distributions (other than certain distributions derived from net long-term capital gains) paid by us to a Non-U.S. stockholder are subject to withholding of U.S. federal income tax at a rate of 30% (or lower applicable treaty rate) even if they are funded by income or gains (such as portfolio interest, short-term capital gains, or foreign-source dividend and interest income) that, if paid to a Non-U.S. stockholder directly, would not be subject to withholding. If the distributions are effectively connected with a U.S. trade or business of the Non-U.S. stockholder, (and, if an income tax treaty applies, attributable to a permanent establishment in the United States), we will not be required to withhold federal tax if the Non-U.S. stockholder complies with applicable certification and disclosure requirements, although the distributions will be subject to federal income tax at the rates applicable to U.S. stockholders. (Special certification requirements apply to a Non-U.S. stockholder that is a foreign partnership or a foreign trust, and such entities are urged to consult their own tax advisors.)

For taxable years beginning prior to January 1, 2010, except as provided below, we generally are not required to withhold any amounts with respect to certain distributions of (i) U.S.-source interest income, and (ii) net short-term capital gains in excess of net long-term capital losses, in each case to the extent we properly designate such distributions. In respect of distributions described in clause (i) above, we are required to withhold amounts with respect to distributions to a Non-U.S. stockholder:

•	that has not provided a satisfactory statement that the beneficial owner is not a U.S. person;

•	to the extent that the dividend is attributable to certain interest on an obligation if the Non-U.S. stockholder is the issuer or is a 10% stockholder of the issuer;

•	that is within certain foreign countries that have inadequate information exchange with the United States; or

•

to the extent the dividend is attributable to interest paid by a person that is a related person of the Non-U.S. stockholder and the Non-U.S. stockholder is a “controlled foreign corporation” for United States federal income tax purposes.

In the absence of Congressional action, this special exemption from withholding tax on certain distributions expires on January 1, 2010.

Actual or deemed distributions of our net capital gains to a Non-U.S. stockholder, and gains realized by a Non-U.S. stockholder upon the sale of our common stock, will not be subject to federal withholding tax and generally will not be subject to federal income tax unless the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the Non-U.S. stockholder (and, if an income tax treaty applies, are attributable to a permanent establishment maintained by the Non-U.S. stockholder in the U.S.), or in the case of an individual stockholder, the stockholder is present in the U.S. for a period or periods aggregating 183 days or more during the year of the sale or capital gain dividend and certain other conditions are met.

If we distribute our net capital gains in the form of deemed rather than actual distributions, a Non-U.S. stockholder will be entitled to a federal income tax credit or tax refund equal to the stockholder’s allocable share of the tax we pay on the capital gains deemed to have been distributed. In order to obtain the refund, the Non-U.S. stockholder must obtain a U.S. taxpayer identification number and file a federal income tax return even if the Non-U.S. stockholder would not otherwise be required to obtain a U.S. taxpayer identification number or file a federal income tax return. For a corporate Non-U.S. stockholder, distributions (both actual and deemed), and gains realized upon the sale of our common stock that are effectively connected to a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable treaty). Accordingly, investment in the shares may not be appropriate for a Non-U.S. stockholder.

A Non-U.S. stockholder who is a non-resident alien individual, and who is otherwise subject to withholding of federal tax, may be subject to information reporting and backup withholding of federal income tax on dividends unless the Non-U.S. stockholder provides us or the dividend paying agent with an IRS Form W-8BEN (or an acceptable substitute or successor form) or otherwise meets documentary evidence requirements for establishing that it is a Non-U.S. stockholder or otherwise establishes an exemption from backup withholding.

Non-U.S. persons should consult their own tax advisors with respect to the United States federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in the shares.

Failure to Qualify as a Regulated Investment Company

If we were unable to qualify for treatment as a RIC, we would be subject to tax on all of our taxable income at regular corporate rates. We would not be able to deduct distributions to stockholders, nor would they be required to be made. Such distributions (if made in a taxable year beginning on or before December 31, 2010) would be taxable to our stockholders and, provided certain holding period and other requirements were met, could qualify for treatment as “qualified dividend income” eligible for the 15% maximum rate to the extent of our current and accumulated earnings and profits. Subject to certain limitations under the Code, corporate distributions would be eligible for the dividends-received deduction. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the stockholder’s tax basis, and any remaining distributions would be treated as a capital gain. To requalify as a RIC in a subsequent taxable year, we would be required to satisfy the RIC qualification requirements for that year and dispose of any earnings and profits from any year in which we failed to qualify as a RIC. Subject to a limited exception applicable to RICs that qualified as such under Subchapter M of the Code for at least one year prior to disqualification and that requalify as a RIC no later than the second year following the nonqualifying year, we could be subject to tax on any unrealized net built-in gains in the assets held by us during the period in which we failed to qualify as a RIC that are recognized within the subsequent 10 years, unless we made a special election to pay corporate-level tax on such built-in gain at the time of our requalification as a RIC.

REGULATION

The following discussion is a general summary of the material prohibitions and descriptions governing business development companies generally. It does not purport to be a complete description of all of the laws and regulations affecting business development companies.

A business development company primarily focuses on investing in or lending to private companies and making managerial assistance available to them. A business development company provides stockholders with the ability to retain the liquidity of a publicly-traded stock, while sharing in the possible benefits of investing in emerging-growth, expansion-stage or established-stage companies. The 1940 Act contains prohibitions and restrictions relating to transactions between business development companies and their directors and officers and principal underwriters and certain other related persons and requires that a majority of the directors be persons other than “interested persons,” as that term is defined in the 1940 Act. In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a business development company unless approved by a majority of our outstanding voting securities. A majority of the outstanding voting securities of a company is defined under the 1940 Act as the lesser of: (i) 67% or more of such company’s shares present at a meeting if more than 50% of the outstanding shares of such company are present or represented by proxy, or (ii) more than 50% of the outstanding shares of such company.

Qualifying Assets

Under the 1940 Act, a business development company may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets. The principal categories of qualifying assets relevant to our proposed business are the following:

(1)	Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. An eligible portfolio company is defined in the 1940 Act as any issuer which:

(a)	is organized under the laws of, and has its principal place of business in, the United States;

(b)	is not an investment company (other than a small business investment company wholly owned by the business development company) or a company that would be an investment company but for certain exclusions under the 1940 Act; and

(c)	does not have any class of securities listed on a national securities exchange; or if it has securities listed on a national securities exchange such company has a market capitalization of less than $250 million; is controlled by the business development company and has an affiliate of a business development company on its board of directors; or meets such other criteria as may be established by the SEC.

(2)	Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

(3)	Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own 60% of the outstanding equity of the eligible portfolio company.

(4)	Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.

(5)	Cash, cash equivalents, U.S. Government securities or high-quality debt securities maturing in one year or less from the time of investment.

Control, as defined by the 1940 Act, is presumed to exist where a business development company beneficially owns more than 25% of the outstanding voting securities of the portfolio company.

We do not intend to acquire securities issued by any investment company that exceed the limits imposed by the 1940 Act. Under these limits, we generally cannot acquire more than 3% of the voting stock of any investment company (as defined in the 1940 Act), invest more than 5% of the value of our total assets in the securities of one such investment company or invest more than 10% of the value of our total assets in the securities of such investment companies in the aggregate. With regard to that portion of our portfolio invested in securities issued by investment companies, it should be noted that such investments might subject our stockholders to additional expenses.

Significant Managerial Assistance

In order to count portfolio securities as qualifying assets for the purpose of the 70% test discussed above, a business development company must either control the issuer of the securities or must offer to make available significant managerial assistance; except that, where the business development company purchases such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Making available significant managerial assistance means, among other things, any arrangement whereby the business development company, through its directors, officers or employees, offers to provide and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company through monitoring of portfolio company operations, selective participation in board and management meetings, consulting with and advising a portfolio company’s officers or other organizational or financial guidance.

Temporary Investments

Pending investment in other types of qualifying assets, as described above, our investments may consist of cash, cash equivalents, U.S. government securities or high quality debt securities maturing in one year or less from the time of investment, which we refer to, collectively, as temporary investments, so that 70% of our assets are qualifying assets. Typically, we invest in U.S. treasury bills or in repurchase agreements, provided that such agreements are fully collateralized by cash or securities issued by the U.S. government or its agencies. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed upon future date and at a price which is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, if more than 25% of our total assets constitute repurchase agreements from a single counterparty, we would not meet the diversification tests imposed on us by the Code in order to qualify as a RIC for federal income tax purposes. Thus, we do not intend to enter into repurchase agreements with a single counterparty in excess of this limit. We will monitor the creditworthiness of the counterparties with which we enter into repurchase agreement transactions.

Warrants and Options

Under the 1940 Act, a business development company is subject to restrictions on the amount of warrants, options, restricted stock or rights to purchase shares of capital stock that it may have outstanding at any time. In particular, the amount of capital stock that would result from the conversion or exercise of all outstanding warrants, options or rights to purchase capital stock cannot exceed 25% of the business development company’s total outstanding shares of capital stock. This amount is reduced to 20% of the business development company’s total outstanding shares of capital stock if the amount of warrants, options or rights issued pursuant to an executive compensation plan would exceed 15% of the business development company’s total outstanding shares of capital stock. We have received exemptive relief from the SEC permitting us to issue stock options and restricted stock to our employees and directors subject to the above conditions, among others. For a discussion regarding the conditions of this exemptive relief, see Note 6 to our consolidated financial statements.

Senior Securities; Coverage Ratio

We will be permitted, under specified conditions, to issue multiple classes of indebtedness and one class of stock senior to our common stock if our asset coverage, as defined in the 1940 Act, is at least equal to 200% immediately after each such issuance. In addition, we may not be permitted to declare any cash dividend or other distribution on our outstanding common shares, or purchase any such shares, unless, at the time of such declaration or purchase, we have asset coverage of at least 200% after deducting the amount of such dividend, distribution, or purchase price. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes. For a discussion of the risks associated with the resulting leverage, see “Item 1A. Risk Factors—Risks Related to Our Business & Structure—Because we borrow money, there could be increased risk in investing in our company.”

Capital Structure

We are not generally able to issue and sell our common stock at a price below net asset value per share. We may, however, sell our common stock, at a price below the current net asset value of the common stock, or sell warrants, options or rights to acquire such common stock, at a price below the current net asset value of the common stock if our board of directors determines that such sale is in the best interests of the Company and our stockholders have approved the practice of making such sales. Our stockholders approved a proposal at our 2008 annual meeting of Stockholders permitting us to sell up to an amount equal to 20% of our outstanding common stock at a price below our net asset value. We did not conduct any public offering of our shares at a price below our net asset value during 2008. At our Annual Meeting of Stockholders on June 3, 2009, our stockholders approved a similar proposal, authorizing us to sell up to 20% of our common stock at a price below the Company’s net asset value per share, subject to Board approval of the offering. In any such case, the price at which our securities are to be issued and sold may not be less than a price which, in the determination of our board of directors, closely approximates the market value of such securities (less any distributing commission or discount).

Code of Ethics

We have adopted and will maintain a code of ethics that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to the code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. Our code of ethics will generally not permit investments by our employees in securities that may be purchased or held by us. We may be prohibited under the 1940 Act from conducting certain transactions with our affiliates without the prior approval of our directors who are not interested persons and, in some cases, the prior approval of the SEC.

Our code of ethics is posted on our website at www.herculestech.com and was filed with the SEC as an exhibit to the registration statement (Registration No. 333-126604) for our initial public offering. You may read and copy the code of ethics at the SEC’s Public Reference Room in Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-202-942-8090. In addition, the code of ethics is available on the EDGAR Database on the SEC’s Internet site at http://www.sec.gov. You may obtain copies of the code of ethics, after paying a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, D.C. 20549.

Privacy Principles

We are committed to maintaining the privacy of our stockholders and safeguarding their non-public personal information. The following information is provided to help you understand what personal information we collect, how we protect that information and why, in certain cases, we may share information with select other parties.

Generally, we do not receive any non-public personal information relating to our stockholders, although certain non-public personal information of our stockholders may become available to us. We do not disclose any non-public personal information about our stockholders or former stockholders, except as permitted by law or as is necessary in order to service stockholder accounts (for example, to a transfer agent).

We restrict access to non-public personal information about our stockholders to our employees with a legitimate business need for the information. We maintain physical, electronic and procedural safeguards designed to protect the non-public personal information of our stockholders.

Proxy Voting Policies and Procedures

We vote proxies relating to our portfolio securities in the best interest of our stockholders. We review on a case-by-case basis each proposal submitted to a stockholder vote to determine its impact on the portfolio securities held by us. Although we generally vote against proposals that may have a negative impact on our portfolio securities, we may vote for such a proposal if there exists compelling long-term reasons to do so.

Our proxy voting decisions are made by our investment committee, which is responsible for monitoring each of our investments. To ensure that our vote is not the product of a conflict of interest, we require that: (i) anyone involved in the decision making process disclose to our Chief Compliance Officer any potential conflict that he or she is aware of and any contact that he or she has had with any interested party regarding a proxy vote; and (ii) employees involved in the decision making process or vote administration are prohibited from revealing how we intend to vote on a proposal in order to reduce any attempted influence from interested parties.

Exemptive Relief

On June 21, 2005, we filed a request with the SEC for exemptive relief to allow us to take certain actions that would otherwise be prohibited by the 1940 Act, as applicable to business development companies. Specifically, we requested that the SEC permit us to issue stock options to our non-employee directors as contemplated by Section 61(a)(3)(B)(i)(II) of the 1940 Act. On February 15, 2007, we received approval from the SEC on this exemptive request. In addition, in June 2007, we filed an amendment to the February 2007 order to adjust the number of shares issued to the non-employee directors. On October 10, 2007, we received approval from the SEC on this amended exemptive request.

On April 5, 2007, we received an exemptive relief from the SEC that permits us to exclude the indebtedness that our wholly-owned subsidiary, HT II, which is qualified as a small business investment company, issues to the Small Business Administration from the 200% asset coverage requirement applicable to us.

On May 2, 2007, we received approval from the SEC on our exemptive request permitting us to issue restricted stock to our employees, officers and directors. On June 21, 2007, our shareholders approved amendments to the 2004 Equity Incentive Plan and 2006 Non-Employee Incentive Plan permitting such restricted grants.

Other

We will be periodically examined by the SEC for compliance with the 1934 Act and the 1940 Act.

We are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, as a business development company, we are prohibited from protecting any director or officer against any liability to our stockholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

We are required to adopt and implement written policies and procedures reasonably designed to prevent violation of the federal securities laws, review these policies and procedures annually for their adequacy and the effectiveness of their implementation. We have designated Mr. Harvey, our Chief Legal Officer, as our Chief Compliance Officer who is responsible for administering these policies and procedures.

Small Business Administration Regulations

HT II, our wholly-owned subsidiary, is licensed by the Small Business Administration as a small business investment company (“SBIC”) under Section 301(c) of the Small Business Investment Act of 1958. At June 30, 2009, we had invested approximately $68.55 million in regulatory capital in HT II permitting us to borrow under up to $137.1 million under our guaranteed debentures commitment from the SBA, of which, $130.6 million was outstanding. In February 2009, the American Recovery and Reinvestment Act of 2009 included a provision increasing the current limit to $150.0 million, an increase of $12.9 million from the previous of $137.1 million limit as of December 31, 2008, subject to periodic adjustments by the SBA. Access to the additional $12.9 million limit requires an additional $6.45 million regulatory capital and SBA approval. The limit may be increased to $225.0 million with the approval of a second SBIC lender license and the additional investment of $37.5 million of regulatory capital. We intend to submit an application for a second license, although there is no assurance that such license will granted. In addition, there is no assurance that we will be able to draw up to the maximum limit available under the SBIC program. As of June 30, 2009, the assets held by HT II represented approximately 37.4% of the total assets of the Company.

SBICs are designed to stimulate the flow of private capital to eligible small businesses. Under present SBA regulations, eligible small businesses include businesses that have a tangible net worth not exceeding $18 million and have average annual fully taxed net income not exceeding $6 million for the two most recent fiscal years. In addition, SBICs must devote 20% of its investment activity to “smaller” concerns as defined by the SBA. A smaller concern is one that has a tangible net worth not exceeding $6 million and has average annual fully taxed net income not exceeding $2 million for the two most recent fiscal years. SBA regulations also provide alternative size standard criteria to determine eligibility, which depend on the industry in which the business is engaged and are based on such factors as the number of employees and gross sales. According to SBA regulations, small business investment companies may make long-term loans to small businesses, invest in the equity securities of such businesses and provide them with consulting and advisory services. Through our wholly-owned subsidiary HT II, we plan to provide long-term loans to qualifying small businesses, and in connection therewith, make equity investments.

HT II will be periodically examined and audited by the SBA’s staff to determine its compliance with SBIC regulations.

DETERMINATION OF NET ASSET VALUE

We determine the net asset value per share of our common stock quarterly. The net asset value per share is equal to the value of our total assets minus liabilities and any preferred stock outstanding divided by the total number of shares of common stock outstanding. As of the date of this prospectus, we do not have any preferred stock outstanding.

At June 30, 2009, approximately 90% of our total assets represented investments in portfolio companies recorded at fair value. Value, as defined in Section 2(a) (41) of the 1940 Act, is (i) the market price for those securities for which a market quotation is readily available and (ii) for all other securities and assets, fair value is as determined in good faith by the Board of Directors in accordance with established valuation procedures, the provisions of the 1940 Act and FASB Statement No. 157, Fair Value Measurements (“SFAS 157”), and the recommendation of the Valuation Committee of the Board of Directors. Since there is typically no readily available market value for the investments in our portfolio, we value substantially all of our investments at fair value as determined in good faith by our management pursuant to a valuation policy and a consistent valuation process. We determine fair value to be the price that would be received for an investment in current sale, which assumes an orderly transaction in current sale, which assumes an orderly transaction between market participants on the measurement date. At June 30, 2009, portfolio investments recorded at fair value using level 3 inputs (as defined under SFAS 157) were approximately 89% of our total assets. Due to the inherent uncertainty in determining the fair value of investments that do not have a readily available market value, the fair value of our investments determined in good faith by our management may differ significantly from the value that would have been used had a ready market existed for such investments, and the differences could be material.

There is no single standard for determining fair value in good faith. As a result, determining fair value requires that judgment be applied to the specific facts and circumstances of each portfolio investment. Unlike banks, we are not permitted to provide a general reserve for anticipated loan losses. Instead, we must determine the fair value of each individual investment on a quarterly basis. We will record unrealized depreciation on investments when we believe that an investment has decreased in value, including where collection of a loan or realization of an equity security is doubtful. Conversely, we will record unrealized appreciation if we believe that the underlying portfolio company has appreciated in value and, therefore, our investment has also appreciated in value, where appropriate.

As a business development company, we invest primarily in illiquid securities including debt and equity-related securities of private companies. Our investments are generally subject to some restrictions on resale and generally have no established trading market. Because of the type of investments that we make and the nature of our business, our valuation process requires an analysis of various factors. Our valuation methodology includes the examination of, among other things, the underlying investment performance, financial condition and market changing events that impact valuation.

With respect to private debt and equity-related securities, each investment is valued using industry valuation benchmarks and, where appropriate, equity values are assigned a discount reflecting the illiquid nature of the investment, and our minority, non-control position. When a qualifying external event such as a significant purchase transaction, public offering, or subsequent debt or equity sale occurs, the pricing indicated by the external event will be used to corroborate our private debt or equity valuation.

We periodically review the valuation of our portfolio companies that have not been involved in a qualifying external event to determine if the enterprise value of the portfolio company may have increased or decreased since the last valuation measurement date. We may consider, but are not limited to, industry valuation methods such as price to enterprise value or price to equity ratios, discounted cash flow, valuation comparisons to comparable public companies or other industry benchmarks in our evaluation of the fair value of our investment. Securities that are traded in the over-the-counter market or on a stock exchange will be valued at the prevailing bid price on the valuation date.

DIVIDEND REINVESTMENT PLAN

We have adopted a dividend reinvestment plan (the “DRP”), through which all dividend distributions are paid to our stockholders in the form of additional shares of our common stock, unless a stockholder elects to receive cash as provided below. In this way, a stockholder can maintain an undiluted investment in our common stock and still allow us to pay out the required distributable income.

No action is required on the part of a registered stockholder to receive a dividend distribution in shares of our common stock. A registered stockholder may elect to receive an entire dividend distribution in cash by notifying American Stock Transfer & Trust Company, the plan administrator and our transfer agent and registrar, so that such notice is received by the plan administrator no later than 3 days prior to the payment date for dividend distributions to stockholders. The plan administrator will set up an account for shares acquired through the DRP for each stockholder who has not elected to receive distributions in cash (each a “Participant”) and hold such shares in non-certificated form. Upon request by a Participant, received not less than 3 days prior to the payment date, the plan administrator will, instead of crediting shares to the Participant’s account, issue a certificate registered in the Participant’s name for the number of whole shares of our common stock and a check for any fractional share.

Those stockholders whose shares are held by a broker or other financial intermediary may receive distributions in cash by notifying their broker or other financial intermediary of their election.

We expect to use primarily newly-issued shares to implement the DRP, whether our shares are trading at a premium or at a discount to net asset value, although we have the option under the DRP to purchase shares in the market to fulfill DRP requirements. The number of shares to be issued to a stockholder is determined by dividing the total dollar amount of the dividend distribution payable to such stockholder by the market price per share of our common stock at the close of regular trading on the Nasdaq Global Market on the valuation date for such dividend distribution. Market price per share on that date will be the closing price for such shares on the Nasdaq Global Select Market or, if no sale is reported for such day, at the average of their electronically-reported bid and asked prices. The number of shares of our common stock to be outstanding after giving effect to payment of the distribution cannot be established until the value per share at which additional shares will be issued has been determined and elections of our stockholders have been tabulated.

There is no charge to our stockholders for receiving their dividend distributions in the form of additional shares of our common stock. The plan administrator’s fees for handling dividend distributions in stock are paid by us. There are no brokerage charges with respect to shares we have issued directly as a result of dividend distributions payable in stock. If a Participant elects by internet or by written or telephonic notice to the plan administrator to have the plan administrator sell part or all of the shares held by the plan administrator in the Participant’s account and remit the proceeds to the Participant, the plan administrator is authorized to deduct a $15.00 transaction fee plus brokerage commissions from the proceeds.

Any shares issued in connection with a stock split or stock dividend will be added to a Participant’s account with the Plan Administrator. The Plan Administrator may curtail or suspend transaction processing until the completion of such stock split or payment of such stock dividend.

Stockholders who receive dividend distributions in the form of stock generally are subject to the same federal, state and local tax consequences as are stockholders who elect to receive their dividend distributions in cash. A stockholder’s basis for determining gain or loss upon the sale of stock received in a dividend distribution from us will be equal to the total dollar amount of the dividend distribution payable to the stockholder.

The DRP may be terminated by us upon notice in writing mailed to each Participant at least 30 days prior to any record date for the payment of any dividend distribution by us. All correspondence concerning the DRP, including requests for additional information, should be directed to the plan administrator by mail at American Stock Transfer & Trust Company, Attn: Dividend Reinvestment Department, P.O. Box 922, Wall Street Station, New York, NY 10269-0560 or by phone at 1-866-669-9888.

DESCRIPTION OF CAPITAL STOCK

The following description is based on relevant portions of the Maryland General Corporation Law and on our charter and bylaws. This summary may not contain all of the information that is important to you, and we refer you to the Maryland General Corporation Law and our charter and bylaws for a more detailed description of the provisions summarized below.

Under the terms of our charter, our authorized capital stock consists of 60,000,000 shares of common stock, par value $0.001 per share, of which 35,546,228 shares are outstanding as of September 23, 2009. Under our charter, our Board of Directors is authorized to classify and reclassify any unissued shares of stock into other classes or series of stock, and to cause the issuance of such shares, without obtaining stockholder approval. In addition, as permitted by the Maryland General Corporation Law, but subject to the 1940 Act, our charter provides that the Board of Directors, without any action by our stockholders, may amend the charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue. Under Maryland law, our stockholders generally are not personally liable for our debts or obligations.

Title of Class	Amount Authorized	Amount Held by Company for its Account	Amount Outstanding
Common Stock, $0.001 par value per share	60,000,000	—	35,546,228

Common Stock

All shares of our common stock have equal rights as to earnings, assets, dividends and voting privileges, except as described below and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable.

Distributions may be paid to the holders of our common stock if, as and when authorized by our Board of Directors and declared by us out of assets legally available therefor. Shares of our common stock have no conversion, exchange, preemptive or redemption rights. In the event of a liquidation, dissolution or winding up of Hercules Technology Growth Capital each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time. Each share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of stock, the holders of our common stock will possess exclusive voting power. There is no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of common stock will elect all of our directors, and holders of less than a majority of such shares will be unable to elect any director.

Preferred Stock

Our charter authorizes our Board of Directors to classify and reclassify any unissued shares of stock into other classes or series of stock, including preferred stock. Prior to issuance of shares of each class or series, the Board of Directors is required by Maryland law and by our charter to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Thus, the Board of Directors could authorize the issuance of shares of preferred stock with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest. You should note, however, that any issuance of preferred stock must comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (1) immediately after issuance and before any dividend or other distribution is made with respect to our common stock and before any purchase of common stock is made, such preferred stock together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such dividend, distribution or purchase price, as the case may be, and (2) the holders of shares of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if dividends on such preferred stock are in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding preferred stock. We believe that the availability for issuance of preferred stock will provide us with increased flexibility in structuring future financings and acquisitions.

Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.

Our charter authorizes us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which such person may become subject or which such person may incur by reason of his or her service in any such capacity, except with respect to any matter as to which such person shall have been finally adjudicated in any proceeding not to have acted in good faith in the reasonable belief that their action was in our best interest or to be liable to us or our stockholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office. Our charter also provides that, to the maximum extent permitted by Maryland law, with the approval of our Board of Directors and provided that certain conditions described in our charter are met, we may pay certain expenses incurred by any such indemnified person in advance of the final disposition of a proceeding upon receipt of an undertaking by or on behalf of such indemnified person to repay amounts we have so paid if it is ultimately determined that indemnification of such expenses is not authorized under our charter. Our bylaws obligate us, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in any such capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity, except with respect to any matter as to which such person shall have been finally adjudicated in any proceeding not to have acted in good faith in the reasonable belief that their action was in our best interest or to be liable to us or our stockholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office. Our bylaws also provide that, to the maximum extent permitted by Maryland law, with the approval of our Board of Directors and provided that certain conditions described in our bylaws are met, we may pay certain expenses incurred by any such indemnified person in advance of the final disposition of a proceeding upon receipt of an undertaking by or on behalf of such indemnified person to repay amounts we have so paid if it is ultimately determined that indemnification of such expenses is not authorized under our bylaws.

Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

We currently have in effect a directors’ and officers’ insurance policy covering our directors and officers and us for any acts and omissions committed, attempted or allegedly committed by any director or officer during the policy period. The policy is subject to customary exclusions.

Provisions of the Maryland General Corporation Law and Our Charter and Bylaws

The Maryland General Corporation Law and our charter and bylaws contain provisions that could make it more difficult for a potential acquiror to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our Board of Directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

Classified Board of Directors

Our Board of Directors is divided into three classes of directors serving staggered three-year terms. The terms of the first, second and third classes will expire in 2011, 2012 and 2010, respectively. Beginning in 2005, upon expiration of their current terms, directors of each class will be elected to serve for three-year terms and until their successors are duly elected and qualify and each year one class of directors will be elected by the stockholders. A classified board may render a change in control of us or removal of our incumbent management more difficult. We believe, however, that the longer time required to elect a majority of a classified Board of Directors will help to ensure the continuity and stability of our management and policies.

Election of Directors

Our charter provides that, except as otherwise provided in the bylaws, the affirmative vote of the holders of a majority of the outstanding shares of stock entitled to vote in the election of directors will be required to elect each director. Our bylaws currently provide that directors are elected by a plurality of the votes cast in the election of directors. Pursuant to our charter and bylaws, our Board of Directors may amend the bylaws to alter the vote required to elect directors.

Number of Directors; Vacancies; Removal

Our charter provides that the number of directors will be set only by the Board of Directors in accordance with our bylaws. Our bylaws provide that a majority of our entire Board of Directors may at any time increase or decrease the number of directors. However, unless the bylaws are amended, the number of directors may never be less than one nor more than 12. We have elected to be subject to the provision of Subtitle 8 of Title 3 of the Maryland General Corporation Law regarding the filling of vacancies on the Board of Directors. Accordingly, at such time, except as may be provided by the Board of Directors in setting the terms of any class or series of preferred stock, any and all vacancies on the Board of Directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy shall serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies, subject to any applicable requirements of the 1940 Act.

Our charter provides that a director may be removed only for cause, as defined in the charter, and then only by the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors.

Action by Stockholders

Under the Maryland General Corporation Law, stockholder action may be taken only at an annual or special meeting of stockholders or by unanimous consent in lieu of a meeting (unless the charter provides for stockholder action by less than unanimous written consent, which our charter does not). These provisions, combined with the requirements of our bylaws regarding the calling of a stockholder-requested special meeting of stockholders discussed below, may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals

Our bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to the Board of Directors and the proposal of business to be considered by stockholders may be made only (1) pursuant to our notice of the meeting, (2) by the Board of Directors or (3) by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of persons for election to the Board of Directors at a special meeting may be made only (1) pursuant to our notice of the meeting, (2) by the Board of Directors or (3) provided that the Board of Directors has determined that directors will be elected at the meeting, by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws.

The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our Board of Directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our Board of Directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give our Board of Directors any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

Calling of Special Meeting of Stockholders

Our bylaws provide that special meetings of stockholders may be called by our Board of Directors and certain of our officers. Additionally, our bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of stockholders shall be called by our secretary upon the written request of stockholders entitled to cast not less than a majority of all of the votes entitled to be cast at such meeting.

Approval of Extraordinary Corporate Action; Amendment of Charter and Bylaws

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our charter generally provides for approval of charter amendments and extraordinary transactions by the stockholders entitled to cast at least a majority of the votes entitled to be cast on the matter. Our charter also provides that certain charter amendments and any proposal for our conversion, whether by merger or otherwise, from a closed-end company to an open-end company or any proposal for our liquidation or dissolution requires the approval of the stockholders entitled to cast at least 75% of the votes entitled to be cast on such matter. However, if such amendment or proposal is approved by at least 75% of our continuing directors (in addition to approval by our Board of Directors), such amendment or proposal may be approved by the stockholders entitled to cast a majority of the votes entitled to be cast on such a matter. The “continuing directors” are defined in our charter as our current directors, as well as those directors whose nomination for election by the stockholders or whose election by the directors to fill vacancies is approved by a majority of the continuing directors then on the Board of Directors.

Our charter and bylaws provide that the Board of Directors will have the exclusive power to make, alter, amend or repeal any provision of our bylaws.

No Appraisal Rights

Except with respect to appraisal rights arising in connection with the Control Share Act discussed below, as permitted by the Maryland General Corporation Law, our charter provides that stockholders will not be entitled to exercise appraisal rights.

Control Share Acquisitions

The Maryland Control Share Acquisition Act (the “Control Share Act”) provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

The requisite stockholder approval must be obtained each time an acquiror crosses one of the thresholds of voting power set forth above. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the Board of Directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may repurchase for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to repurchase control shares is subject to certain conditions and limitations. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The Control Share Act does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the Control Share Act any and all acquisitions by any person of our shares of stock. There can be no assurance that such provision will not be otherwise amended or eliminated at any time in the future. However, we will amend our bylaws to be subject to the Control Share Act only if the Board of Directors determines that it would be in our best interests and if the staff of the SEC does not object to our determination that our being subject to the Control Share Act does not conflict with the 1940 Act.

Business Combinations

Under the Maryland Business Combination Act (the “Business Combination Act”), “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns 10% or more of the voting power of the corporation’s shares; or

•

an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under this statute if the Board of Directors approved in advance the transaction by which such stockholder otherwise would have become an interested stockholder. However, in approving a transaction, the Board of Directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the 5-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the Board of Directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•

two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the Board of Directors before the time that the interested stockholder becomes an interested stockholder. Our Board of Directors has adopted a resolution exempting any business combination between us and any other person from the provisions of the Business Combination Act, provided that the business combination is first approved by the Board of Directors, including a majority of the directors who are not interested persons as defined in the 1940 Act. This resolution, however, may be altered or repealed in whole or in part at any time. In addition, our Board of Directors has adopted a resolution exempting any business combination with certain investment funds managed by JMP Asset Management LLC and certain investment funds managed by Farallon Capital Management, L.L.C. from the provisions of the Business Combination Act. We have agreed with such investment funds that we will not repeal or amend such resolution prior to the date that is two years after such investment funds cease to own at least 10% of our outstanding common stock in a manner that would make the Business Combination Act applicable to acquisitions of our stock by such investment funds without the written consent of such investment funds. If these resolutions are repealed, or the Board of Directors does not otherwise approve a business combination, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Conflict with 1940 Act

Our bylaws provide that, if and to the extent that any provision of the Maryland General Corporation Law, or any provision of our charter or bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.

Regulatory Restrictions

Our wholly-owned subsidiary, Hercules Technology II, L.P., has obtained a small business investment company license. The SBA prohibits, without prior SBA approval, a “change of control” or transfers which would result in any person (or group of persons acting in concert) owning 10% or more of any class of capital stock of a small business investment company. A “change of control” is any event which would result in a transfer of the power, direct or indirect, to direct the management and policies of a small business investment company, whether through ownership, contractual arrangements or otherwise.

PLAN OF DISTRIBUTION

We may offer, from time to time, up to 13,000,000 shares of our common stock. We may sell the shares of our common stock through underwriters, broker-dealers or agents or through a combination of any such methods of sale. Shares of our common stock may also be sold “at-the-market” to or through a market maker or into an existing trading market for shares, on an exchange or otherwise. Any underwriter or agent involved in the offer and sale of the shares of our common stock will be named in the applicable prospectus supplement.

The distribution of the shares of our common stock may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. We also may, from time to time, authorize dealers or agents to offer and sell these securities upon such terms and conditions as may be set forth in the applicable prospectus supplement.

We may sell shares of our common stock at a price below net asset value per share if (1) our board of directors determines that such sale is in the Company’s best interests and our stockholders, (2) our stockholders approve the sale of our common stock at a price that is less than the current net asset value, and (3) the price at which our common stock is to be issued and sold may not be less than a price which, in the determination of our board of directors, closely approximates the market value of such securities (less any sales load). We received such stockholder approval at our annual meeting on June 3, 2009. See “Sales of Common Stock Below Net Asset Value.”

In connection with the sale of the shares of our common stock, underwriters or agents may receive compensation from us or from purchasers of the shares of our common stock, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell shares of our common stock to or through dealers and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of shares of our common stock may be deemed to be underwriters under the Securities Act, and any discounts and commissions they receive from us and any profit realized by them on the resale of shares of our common stock may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified and any such compensation received from us will be described in the applicable prospectus supplement.

Any common stock sold pursuant to a prospectus supplement will be quoted on the Nasdaq Global Select Market, or another exchange on which the common stock is traded.

Under agreements into which we may enter, underwriters, dealers and agents who participate in the distribution of shares of our common stock may be entitled to indemnification by us or the selling shareholders against certain liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with, or perform services for, us or the selling shareholders in the ordinary course of business.

If so indicated in the applicable prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase shares of our common stock from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by us. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of shares of our common stock shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts. Such contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

In compliance with the guidelines of the Financial Industry Regulatory Authority, the maximum compensation to the underwriters or dealers in connection with the sale of shares of our common stock pursuant to this prospectus and the accompanying supplement to this prospectus may not exceed 8% of the aggregate offering price of the securities as set forth on the cover page of the supplement to this prospectus.

In order to comply with the securities laws of certain states, if applicable, shares of our common stock offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers.

BROKERAGE ALLOCATION AND OTHER PRACTICES

Because we generally acquire and dispose of our investments in privately negotiated transactions, we rarely use brokers in the normal course of business. In those cases where we do use a broker, we do not execute transactions through any particular broker or dealer, but will seek to obtain the best net results for Hercules, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While we generally seek reasonably competitive execution costs, we may not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, we may select a broker based partly upon brokerage or research services provided to us. In return for such services, we may pay a higher commission than other brokers would charge if we determine in good faith that such commission is reasonable in relation to the services provided. For the years ended December 31, 2008, 2007 and 2006 we paid approximately $80,000, $22,000 and $12,100 in brokerage commissions, respectively. We paid brokerage commissions $37,000 during the six months ended June 30, 2009.

CUSTODIAN, TRANSFER AND DIVIDEND PAYING AGENT AND REGISTRAR

Securities we hold in connection with our investments are held under a custody agreement with Union Bank of California. The address of the custodian is 475 Sansome Street, 15th Floor, San Francisco, California 94111. We have also entered into a custody agreement with U.S. Bank National Association, which is located at One Federal Street, Third Floor, Boston, Massachusetts 02110. The transfer agent and registrar for our common stock, American Stock Transfer & Trust Company, will act as our transfer agent, dividend paying and reinvestment agent and registrar. The principal business address of the transfer agent is 59 Maiden Lane, New York, New York 10038.

LEGAL MATTERS

Certain legal matters regarding the securities offered by this prospectus will be passed upon for us by Sutherland Asbill & Brennan LLP, Washington, D.C. Certain legal matters will be passed upon for underwriters, if any, by the counsel named in the prospectus supplement.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 31, 2008 and 2007 and for the years ended December 31, 2008, 2007 and 2006 as set forth in their report. Ernst & Young LLP has also audited our senior securities table as of December 31, 2008. We have included our consolidated financial statements and senior securities table in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to our shares of common stock offered by this prospectus. The registration statement contains additional information about us and our shares of common stock being offered by this prospectus.

We file annual, quarterly and current periodic reports, proxy statements and other information with the SEC under the Exchange Act. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement of which this prospectus forms a part and the related exhibits and schedules, at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0102. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet website that contains reports, proxy and information statements and other information filed electronically by us with the SEC which are available on the SEC’s Internet website at http://www.sec.gov. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, D.C. 20549-0102.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Hercules Technology Growth Capital, Inc.

We have audited the accompanying consolidated statements of assets and liabilities of Hercules Technology Growth Capital, Inc., including the consolidated schedules of investments, as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in net assets and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2008, by correspondence with the custodians. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Hercules Technology Growth Capital, Inc. at December 31, 2008 and 2007, the consolidated results of its operations, the changes in its net assets and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Hercules Technology Growth Capital, Inc.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

San Francisco, California

March 9, 2009

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES

(in thousands, except per share data)

	December 31, 2008	December 31, 2007
Assets
Investments:
Non-affiliate investments (cost of $583,592 and $513,106, respectively)	$579,079	$525,725
Affiliate investments (cost of $8,756 and $6,344, respectively)	2,222	4,247

Total investments, at value (cost of $592,348 and $519,450, respectively)	581,301	529,972
Deferred loan origination revenue	(6,871)	(6,593)
Cash and cash equivalents	17,242	7,856
Interest receivable	8,803	6,387
Other assets	8,197	4,321

Total assets	608,672	541,943

Liabilities
Accounts payable and accrued liabilities	9,432	6,956
Short-term credit facility	89,582	79,200
Long-term SBA debentures	127,200	55,050

Total liabilities	226,214	141,206

Net assets	$382,458	$400,737

Net assets consist of:
Common stock, par value	$33	$33
Capital in excess of par value	398,083	393,530
Deferred stock compensation	(2,323)	(78)
Unrealized appreciation on investments	(11,297)	10,129
Accumulated realized gains on investments	3,906	819
Distributions in excess of investment income	(5,944)	(3,696)

Total net assets	$382,458	$400,737

Shares of common stock outstanding ($0.001 par value, 60,000 authorized)	33,096	32,541

Net asset value per share	$11.56	$12.31

See Notes to consolidated financial statements.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS

December 31, 2008

(dollars in thousands)

Portfolio Company	Industry	Type of Investment(1)	Principal Amount	Cost(2)	Value(3)
Acceleron Pharmaceuticals, Inc. (0.64%)*(4)	Drug Discovery	Senior Debt Matures January 2010 Interest rate 10.25%	$1,753	$1,728	$1,728
		Preferred Stock Warrants		69	596
		Preferred Stock Warrants		35	116
Acceleron Pharmaceuticals, Inc. (0.35%)		Preferred Stock		1,243	1,354

Total Acceleron Pharmaceuticals, Inc.				3,075	3,794

Aveo Pharmaceuticals, Inc. (3.99%)(4)	Drug Discovery	Senior Debt Matures November 2011 Interest rate 11.13%	$15,000	14,904	14,904
		Preferred Stock Warrants		190	257
		Preferred Stock Warrants		104	83
		Preferred Stock Warrants		24	28

Total Aveo Pharmaceuticals, Inc.				15,222	15,272

Elixir Pharmaceuticals, Inc. (2.91%)(4)	Drug Discovery	Senior Debt Matures December 2010 Interest rate Prime + 4.50%	$11,000	11,000	11,000
		Preferred Stock Warrants		217	116

Total Elixir Pharmaceuticals, Inc.				11,217	11,116

EpiCept Corporation (0.33%)(4)	Drug Discovery	Senior Debt Matures April 2009 Interest rate 15.00%	$8	8	8
		Common Stock Warrants		161	992
		Common Stock Warrants		40	250

Total EpiCept Corporation				209	1,250

Horizon Therapeutics, Inc. (1.92%)(4)	Drug Discovery	Senior Debt Matures July 2011 Interest rate Prime + 1.50%	$7,200	7,042	7,042
		Preferred Stock Warrants		231	281

Total Horizon Therapeutics, Inc.				7,273	7,323

Inotek Pharmaceuticals Corp. (0.30%)	Drug Discovery	Preferred Stock		1,500	1,144

Total Inotek Pharmaceuticals Corp.				1,500	1,144

Memory Pharmaceuticals Corp. (2.87%)(4)	Drug Discovery	Senior Debt Matures December 2010 Interest rate 11.45%	$11,879	10,979	10,979
		Common Stock Warrants		1,751	—

Total Memory Pharmaceuticals Corp.				12,730	10,979

Merrimack Pharmaceuticals, Inc. (0.19%)(4)	Drug Discovery	Preferred Stock Warrants		155	743
Merrimack Pharmaceuticals, Inc. (0.68%)		Preferred Stock		2,000	2,610

Total Merrimack Pharmaceuticals, Inc.				2,155	3,353

Paratek Pharmaceuticals, Inc. (0.04%)(4)	Drug Discovery	Preferred Stock Warrants		137	164
Paratek Pharmaceuticals, Inc. (0.24%)		Preferred Stock		1,000	926

Total Paratek Pharmaceuticals, Inc.				1,137	1,090

Portola Pharmaceuticals, Inc. (3.14%)(4)	Drug Discovery	Senior Debt Matures September 2011 Interest rate Prime + 2.16%	$11,668	11,600	11,600
		Preferred Stock Warrants		152	399

Total Portola Pharmaceuticals, Inc.				11,752	11,999

See notes to consolidated financial statements.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2008

(dollars in thousands)

Portfolio Company	Industry	Type of Investment(1)	Principal Amount	Cost(2)	Value(3)
Recoly, N.V. (0.79%)(6)	Drug Discovery	Senior Debt Matures May 2012 Interest rate Prime + 4.25%	$3,000	3,000	3,000

Total Recoly, N.V.				3,000	3,000

Total Drug Discovery (18.39%)				69,270	70,320

Affinity Videonet, Inc. (1.70%)(4)	Communications & Networking	Senior Debt Matures June 2012 Interest rate Prime + 4.50%	$4,000	3,942	3,942
		Senior Debt Matures June 2012 Interest rate Prime + 5.50%	$2,000	2,000	2,000
		Revolving Line of Credit Matures June 2012 Interest rate Prime + 3.50%	$500	500	500
		Preferred Stock Warrants		75	57

Total Affinity Videonet, Inc.				6,517	6,499

E-Band Communications, Inc. (0.24%)(7)	Communications & Networking	Preferred Stock		2,000	904

Total E-Band Communications, Inc.				2,000	904

IKANO Communications, Inc. (3.22%)(4)	Communications & Networking	Senior Debt Matures April 2011 Interest rate 11.00%	$11,946	11,946	11,946
		Preferred Stock Warrants		45	147
		Preferred Stock Warrants		73	221

Total IKANO Communications, Inc.				12,064	12,314

Kadoink, Inc. (0.50%)(4)	Communications & Networking	Senior Debt Matures April 2011 Interest rate Prime + 2.00%	$1,879	1,832	1,832
		Preferred Stock Warrants		73	72
Kadoink, Inc. (0.07%)		Preferred Stock		250	250

Total Kadoink, Inc.				2,155	2,154

Neonova Holding Company (2.35%)	Communications & Networking	Senior Debt Matures September 2012 Interest rate Prime + 3.25%	$9,000	8,931	8,931
		Preferred Stock Warrants		94	66
Neonova Holding Company (0.06%)		Preferred Stock		250	224

Total Neonova Holding Company				9,275	9,221

Peerless Network, Inc. (0.34%)(5)(7)	Communications & Networking	Senior Debt Matures June 2011 Interest rate Prime + 3.25%	$1,378	1,318	1,318
		Preferred Stock Warrants		95	—
Peerless Network, Inc. (0.00%)		Preferred Stock		1,000	—

Total Peerless Network, Inc.				2,413	1,318

Ping Identity Corporation (0.00%)(4)	Communications & Networking	Preferred Stock Warrants		52	2

Total Ping Identity Corporation				52	2

See notes to consolidated financial statements.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2008

(dollars in thousands)

Portfolio Company	Industry	Type of Investment(1)	Principal Amount	Cost(2)	Value(3)
Purcell Systems, Inc. (2.55%)	Communications & Networking	Senior Debt Matures June 2010 Interest rate Prime + 3.50%	$1,659	1,601	1,601
		Revolving Line of Credit Matures July 2009 Interest rate Prime + 2.75%	$6,000	6,000	6,000
		Senior Debt Matures July 2011 Interest rate Prime + 3.50%	$1,600	1,600	1,600
		Preferred Stock Warrants		123	538

Total Purcell Systems, Inc.				9,324	9,739

Rivulet Communications, Inc. (0.51%)(5)	Communications & Networking	Senior Debt Matures April 2010 Interest rate 10.50%	$1,982	1,960	1,960
		Preferred Stock Warrants		50	—
Rivulet Communications, Inc. (0.00%)		Preferred Stock		250	4

Total Rivulet Communications, Inc.				2,260	1,964

Seven Networks, Inc. (2.64%)(4)	Communications & Networking	Senior Debt Matures April 2010 Interest rate Prime + 6.00%	$6,941	6,875	6,875
		Revolving Line of Credit Matures September 2009 Interest rate Prime + 5.00%	$3,000	3,000	3,000
		Preferred Stock Warrants		174	208

Total Seven Networks, Inc.				10,049	10,083

Stoke, Inc. (0.71%)	Communications & Networking	Senior Debt Matures August 2010 Interest rate 10.55%	$574	545	545
		Senior Debt Matures August 2010 Interest rate 10.05%	$1,144	1,144	1,144
		Senior Debt Matures August 2010 Interest rate 7.30%	$946	946	946
		Preferred Stock Warrants		53	91

Total Stoke, Inc.				2,688	2,726

Tectura Corporation (6.54%)(4)	Communications & Networking	Senior Debt Matures April 2012 Interest rate LIBOR + 6.90%	$7,232	7,439	7,439
		Revolving Line of Credit Matures April 2009 Interest rate LIBOR + 6.35%	$12,000	12,000	12,000
		Revolving Line of Credit Matures March 2009 Interest rate LIBOR + 7.50%	$5,507	5,507	5,507
		Preferred Stock Warrants		51	77

Total Tectura Corporation				24,997	25,023

See notes to consolidated financial statements.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2008

(dollars in thousands)

Portfolio Company	Industry	Type of Investment(1)	Principal Amount	Cost(2)	Value(3)
Wireless Channels, Inc. (3.04%)(4)	Communications & Networking	Senior Debt Matures April 2010 Interest rate Prime + 4.25%	$10,000	10,384	10,384
		Senior Debt Matures August 2010 Interest rate Prime + 0.50%	$895	895	895
		Preferred Stock Warrants		155	344

Total Wireless Channels, Inc.				11,434	11,623

Zayo Bandwidth, Inc. (6.42%)	Communications & Networking	Senior Debt Matures November 2013 Interest rate Libor + 5.25%	$25,000	25,000	24,563

Total Zayo Bandwith, Inc.				25,000	24,563

Total Communications & Networking (30.89%)				120,228	118,133

Atrenta, Inc. (2.36%)(5)	Software	Senior Debt Matures January 2010 Interest rate 11.50%	$2,789	2,742	2,742
		Revolving Line of Credit Matures October 2009 Interest rate Prime + 2.00%	$6,000	6,000	6,000
		Preferred Stock Warrants		103	176
		Preferred Stock Warrants		34	58
		Preferred Stock Warrants		71	43
Atrenta, Inc. (0.05%)		Preferred Stock		250	197

Total Atrenta, Inc.				9,200	9,216

Blurb, Inc. (1.76%)	Software	Senior Debt Matures December 2009 Interest rate 9.55%	$1,414	1,405	1,405
		Senior Debt Matures June 2011 Interest rate Prime + 3.50%	$5,000	4,701	4,701
		Preferred Stock Warrants		25	350
		Preferred Stock Warrants		299	276

Total Blurb, Inc.				6,430	6,732

Braxton Technologies, LLC. (2.64%)(5)	Software	Senior Debt Matures July 2012 Interest rate Libor + 7.25%	$10,000	9,916	9,916
		Preferred Stock Warrants		188	172

Total Braxton Technologies, LLC.				10,104	10,088

Bullhorn, Inc. (0.26%)	Software	Senior Debt Matures November 2010 Interest rate Prime + 3.75%	$782	760	760
		Preferred Stock Warrants		43	222

Total Bullhorn, Inc.				803	982

Cittio, Inc. (0.19%)	Software	Senior Debt Matures May 2010 Interest rate 11.00%	$731	720	720
		Preferred Stock Warrants		53	—

Total Cittio, Inc.				773	720

See notes to consolidated financial statements.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2008

(dollars in thousands)

Portfolio Company	Industry	Type of Investment(1)	Principal Amount	Cost(2)	Value(3)
Clickfox, Inc. (0.65%)	Software	Senior Debt Matures September 2011 Interest rate 10.25%	$2,500	2,357	2,357
		Preferred Stock Warrants		163	131

Total Clickfox, Inc.				2,520	2,488

Forescout Technologies, Inc. (0.40%)(4)	Software	Senior Debt Matures August 2009 Interest rate 11.15%	$906	892	892
		Revolving Line of Credit Matures March 2009 Interest rate Prime + 2.25%	$500	500	500
		Preferred Stock Warrants		99	130

Total Forescout Technologies, Inc.				1,491	1,522

GameLogic, Inc. (0.00%)(4)	Software	Preferred Stock Warrants		92	3

Total GameLogic, Inc.				92	3

Gomez, Inc. (0.22%)(4)	Software	Preferred Stock Warrants		35	833

Total Gomez, Inc.				35	833

HighJump Acquisition, LLC. (3.92%)(4)	Software	Senior Debt Matures May 2013 Interest rate Prime + 7.50%	$15,000	15,000	15,000

Total HighJump Acquisition, LLC.				15,000	15,000

HighRoads, Inc. (0.02%)(4)	Software	Preferred Stock Warrants		44	59

Total HighRoads, Inc.				44	59

Infologix, Inc. (5.49%)(4)	Software	Senior Debt Matures May 2012 Interest rate Prime + 8.75%	$12,000	12,007	12,007
		Revolving Line of Credit Matures November 2009 Interest rate Prime + 6.75%	$9,000	9,000	9,000

Total Infologix, Inc.				21,007	21,007

Intelliden, Inc. (0.37%)	Software	Senior Debt Matures February 2010 Interest rate 13.20%	$1,399	1,394	1,394
		Preferred Stock Warrants		18	38

Total Intelliden, Inc.				1,412	1,432

Oatsystems, Inc. (0.00%)(4)	Software	Preferred Stock Warrants		67	—

Total Oatsystems, Inc.				67	—

Proficiency, Inc. (0.00%)(6)(7)(8)	Software	Senior Debt Matures August 2012 Interest rate 8.00%	$1,500	1,497	—
		Preferred Stock Warrants		97	—
Proficiency, Inc. (0.00%)		Preferred Stock		2,750	—

Total Proficiency, Inc.				4,344	—

See notes to consolidated financial statements.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2008

(dollars in thousands)

Portfolio Company	Industry	Type of Investment(1)	Principal Amount	Cost(2)	Value(3)
PSS Systems, Inc. (0.65%)(4)	Software	Senior Debt Matures May 2010 Interest rate 11.48%	$2,423	2,403	2,403
		Preferred Stock Warrants		51	96

Total PSS Systems, Inc.				2,454	2,499

Rockyou, Inc. (0.72%)(4)	Software	Senior Debt Matures May 2011 Interest rate Prime + 2.50%	$2,750	2,674	2,674
		Preferred Stock Warrants		117	66

Total Rockyou, Inc.				2,791	2,740

Savvion, Inc. (1.42%)(4)	Software	Senior Debt Matures April 2009 Interest rate Prime + 3.45%	$331	279	279
		Revolving Line of Credit Matures March 2009 Interest rate Prime + 4.45%	$3,366	3,366	3,366
		Revolving Line of Credit Matures March 2009 Interest rate Prime + 3.00%	$1,619	1,619	1,619
		Preferred Stock Warrants		53	168

Total Savvion, Inc.				5,317	5,432

Sportvision, Inc. (0.02%)(4)	Software	Preferred Stock Warrants		39	91

Total Sportvision, Inc.				39	91

WildTangent, Inc. (0.01%)	Software	Preferred Stock Warrants		238	41

Total WildTangent, Inc.				238	41

Total Software (21.15%)				84,161	80,885

Luminus Devices, Inc. (3.08%)(4)	Electronics & Computer Hardware	Senior Debt Matures December 2010 Interest rate 12.875%	$11,792	11,514	11,514
		Preferred Stock Warrants		183	50
		Preferred Stock Warrants		84	25
		Preferred Stock Warrants		334	189

Total Luminus Devices, Inc.				12,115	11,778

Maxvision Holding, LLC. (2.71%)(4)	Electronics & Computer Hardware	Senior Debt Matures October 2012 Interest rate Prime + 5.50%	$5,000	5,000	5,000
		Senior Debt Matures April 2012 Interest rate Prime + 2.25%	$5,167	5,363	5,363
Maxvision Holding, LLC. (0.07%)(4)		Common Stock		81	268

Total Maxvision Holding, LLC.				10,444	10,631

Shocking Technologies, Inc. (0.94%)	Electronics & Computer Hardware	Senior Debt Matures December 2010 Interest rate 9.75%	$225	192	192
		Senior Debt Matures December 2010 Interest rate 7.50%	$3,365	3,365	3,365
		Preferred Stock Warrants		63	55

Total Shocking Technologies, Inc.				3,620	3,612

See notes to consolidated financial statements.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2008

(dollars in thousands)

Portfolio Company	Industry	Type of Investment(1)	Principal Amount	Cost(2)	Value(3)
SiCortex, Inc. (1.83%)	Electronics & Computer Hardware	Senior Debt Matures December 2010 Interest rate 10.95%	$7,364	7,274	6,774
		Preferred Stock Warrants		164	216

Total SiCortex, Inc.				7,438	6,990

Spatial Photonics, Inc. (0.97%)(4)	Electronics & Computer Hardware	Senior Debt Matures April 2011 Interest rate 10.066%	$3,216	3,146	3,146
		Senior Debt Mature April 2011 Interest rate 9.217%	$321	321	321
		Preferred Stock Warrants		131	251
Spatial Photonics, Inc. (0.13%)		Preferred Stock		500	500

Total Spatial Photonics Inc.				4,098	4,218

VeriWave, Inc. (0.85%)	Electronics & Computer Hardware	Senior Debt Matures May 2010 Interest rate 10.75%	$2,549	2,507	2,507
		Revolving Line of Credit Matures September 2009 Interest rate Prime + 4.50%	$630	630	630
		Preferred Stock Warrants		54	76
		Preferred Stock Warrants		46	38

Total VeriWave, Inc.				3,237	3,251

Total Electronics & Computer Hardware (10.58%)				40,952	40,480

Aegerion Pharmaceuticals, Inc. (2.08%)(5)	Specialty Pharmaceuticals	Senior Debt Matures September 2011 Interest rate Prime + 2.50%	$7,525	7,525	7,525
		Covertible Senior Debt Matures December 2009 Interest rate Prime + 2.50%	$178	178	178
		Preferred Stock Warrants		69	272
Aegerion Pharmaceuticals, Inc. (0.26%)(4)		Preferred Stock		1,000	1,000

Total Aegerion Pharmaceuticals, Inc.				8,772	8,975

Panacos Pharmaceuticals, Inc. (0.00%)(4)	Specialty Pharmaceuticals	Common Stock Warrants		877	11
Panacos Pharmaceuticals, Inc. (0.01%)		Common Stock		410	28

Total Panacos Pharmaceuticals, Inc.				1,287	39

Quatrx Pharmaceuticals Company (5.26%)(4)	Specialty Pharmaceuticals	Senior Debt Matures October 2011 Interest rate Prime +4.85%	$20,000	19,761	19,761
		Covertible Senior Debt Matures May 2009 Interest rate Prime + 2.50%	$82	82	82
		Preferred Stock Warrants		220	143
		Preferred Stock Warrants		308	120
Quatrx Pharmaceuticals Company (0.20%)		Preferred Stock		750	750

Total Quatrx Pharmaceuticals Company				21,121	20,856

Total Specialty Pharmaceuticals (7.81%)				31,180	29,870

See notes to consolidated financial statements.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2008

(dollars in thousands)

Portfolio Company	Industry	Type of Investment(1)	Principal Amount	Cost(2)	Value(3)
Annie’s, Inc. (1.59%)	Consumer & Business Products	Senior Debt - Second Lien Matures April 2011 Interest rate LIBOR + 6.50%	$6,000	5,824	5,824
		Preferred Stock Warrants		321	273

Total Annie’s, Inc.				6,145	6,097

IPA Holdings, LLC. (4.50%)(4)	Consumer & Business Products	Senior Debt Matures November 2012 Interest rate Prime + 3.50%	$10,000	10,000	10,000
		Senior Debt Matures May 2013 Interest rate Prime + 6.00%	$6,500	6,590	6,590
		Revolving Line of Credit Matures November 2012 Interest rate Prime + 2.50%	$600	600	600
IPA Holding, LLC.(0.12%)		Common Stock		500	447

Total IPA Holding, LLC.				17,690	17,637

Market Force Information, Inc. (0.01%)(4)	Consumer & Business Products	Preferred Stock Warrants		24	40
Market Force Information, Inc. (0.07%)		Preferred Stock		500	274

Total Market Force Information, Inc.				524	314

OnTech Operations, Inc. (0.01%)(8)	Consumer & Business Products	Revolving Line of Credit Matures June 2009 Interest rate Prime + 5.625%	$54	54	54
		Preferred Stock Warrants		453	—
		Preferred Stock Warrants		218	—
OnTech Operations, Inc. (0.00%)		Preferred Stock		1,000	—

Total OnTech Operations, Inc.				1,725	54

Wageworks, Inc. (0.23%)(4)	Consumer & Business Products	Preferred Stock Warrants		252	881
Wageworks, Inc. (0.07%)		Preferred Stock		250	266

Total Wageworks, Inc.				502	1,147

Total Consumer & Business Products (6.60%)				26,586	25,249

Custom One Design, Inc. (0.14%)(8)	Semiconductors	Senior Debt Matures September 2010 Interest rate 11.50%	$775	765	523
		Common Stock Warrants		18	—

Total Custom One Design, Inc.				783	523

Enpirion, Inc. (1.97%)	Semiconductors	Senior Debt Matures August 2011 Interest rate Prime + 4.00%	$7,500	7,389	7,389
		Preferred Stock Warrants		157	136

Total Enpirion, Inc.				7,546	7,525

iWatt Inc. (0.07%)(4)	Semiconductors	Preferred Stock Warrants		46	28
		Preferred Stock Warrants		51	13
		Preferred Stock Warrants		73	13
		Preferred Stock Warrants		458	222
iWatt Inc. (0.25%)		Preferred Stock		490	961

Total iWatt Inc.				1,118	1,237

See notes to consolidated financial statements.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2008

(dollars in thousands)

Portfolio Company	Industry	Type of Investment(1)	Principal Amount	Cost(2)	Value(3)
NEXX Systems, Inc. (2.03%)(4)	Semiconductors	Senior Debt Matures March 2010 Interest rate Prime + 3.50%	$2,659	2,593	2,593
		Revolving Line of Credit Matures December 2009 Interest rate Prime + 3.00%	$4,605	4,605	4,605
		Revolving Line of Credit Matures December 2009 Interest rate Prime + 5.00%	$395	395	395
		Preferred Stock Warrants		165	182

Total NEXX Systems, Inc.				7,758	7,775

Quartics, Inc. (0.08%)(4)(8)	Semiconductors	Senior Debt Matures August 2010 Interest rate 8.80%	$629	601	286
		Preferred Stock Warrants		53	—

Total Quartics, Inc.				654	286

Solarflare Communications, Inc. (0.11%)(4)	Semiconductors	Senior Debt Matures August 2010 Interest rate 11.75%	$464	420	420
		Preferred Stock Warrants		83	—
Solarflare Communications, Inc. (0.00%)		Preferred Stock		641	—

Total Solarflare Communications, Inc.				1,144	420

Total Semiconductors (4.65%)				19,003	17,766

Labopharm, Inc. (5.55%)(4)(6)	Drug Delivery	Senior Debt Matures December 2011 Interest rate 10.95%	$20,000	19,582	19,582
		Common Stock Warrants		458	1,206
		Common Stock Warrants		143	422

Total Labopharm USA, Inc.				20,183	21,210

Transcept Pharmaceuticals, Inc. (0.90%)(5)	Drug Delivery	Senior Debt Matures October 2009 Interest rate 10.69%	$3,353	3,334	3,334
		Preferred Stock Warrants		35	46
		Preferred Stock Warrants		51	75
Transcept Pharmaceuticals, Inc. (0.07%)(4)		Preferred Stock		500	287

Total Transcept Pharmaceuticals, Inc.				3,920	3,742

Total Drug Delivery (6.52%)				24,103	24,952

BARRX Medical, Inc.(0.86%)(4)	Therapeutic	Senior Debt Mature December 2011 Interest rate 11.00%	$3,333	3,270	3,270
		Preferred Stock Warrants		63	41
BARRX Medical, Inc. (0.36%)		Preferred Stock		1,500	1,388

Total BARRX Medical, Inc.				4,833	4,699

See notes to consolidated financial statements.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2008

(dollars in thousands)

Portfolio Company	Industry	Type of Investment(1)	Principal Amount	Cost(2)	Value(3)
EKOS Corporation (1.29%)	Therapeutic	Senior Debt Matures November 2010 Interest rate Prime + 2.00%	$5,000	4,846	4,846
		Preferred Stock Warrants		175	51
		Preferred Stock Warrants		153	25

Total EKOS Corporation				5,174	4,922

Gelesis, Inc. (0.39%)	Therapeutic	Senior Debt Matures May 2012 Interest rate Prime + 5.65%	$1,500	1,477	1,477
		Preferred Stock Warrants		27	27

Total Gelesis, Inc.				1,504	1,504

Gynesonics, Inc. (0.02%)(4)	Therapeutic	Preferred Stock Warrants		18	92
Gynesonics, Inc. (0.08%)		Preferred Stock		250	304

Total Gynesonics, Inc.				268	396

Light Science Oncology, Inc. (0.01%)	Therapeutic	Preferred Stock Warrants		98	26

Total Light Science Oncology, Inc.				98	26

Novasys Medical, Inc. (0.96%)(4)	Therapeutic	Senior Debt Matures February 2010 Interest rate 9.70%	$3,607	3,588	3,588
		Preferred Stock Warrants		71	56
		Preferred Stock Warrants		54	25
Novasys Medical, Inc.(0.12%)		Preferred Stock		555	444

Total Novasys Medical, Inc.				4,268	4,113

Power Medical Interventions, Inc. (0.00%)	Therapeutic	Common Stock Warrants		21	1

Total Power Medical Interventions, Inc.				21	1

Total Therapeutic (4.09%)				16,166	15,661

Cozi Group, Inc. (0.04%)	Internet Consumer & Business Services	Preferred Stock Warrants		147	150
Cozi Group, Inc. (0.06%)		Preferred Stock		177	225

Total Cozi Group, Inc.				324	375

Invoke Solutions, Inc. (0.29%)(4)	Internet Consumer & Business Services	Senior Debt Matures November 2009 Interest rate Prime + 3.75%	$983	990	990
		Preferred Stock Warrants		56	101
		Preferred Stock Warrants		26	23

Total Invoke Solutions, Inc.				1,072	1,114

Prism Education Group Inc. (0.42%)	Internet Consumer & Business Services	Senior Debt Matures December 2010 Interest rate 11.25%	$1,516	1,492	1,492
		Preferred Stock Warrants		43	115

Total Prism Education Group Inc.				1,535	1,607

See notes to consolidated financial statements.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2008

(dollars in thousands)

Portfolio Company	Industry	Type of Investment(1)	Principal Amount	Cost(2)	Value(3)
RazorGator Interactive Group, Inc. (0.94%)(5)	Internet Consumer & Business Services	Revolving Line of Credit Matures January 2009 Interest rate Prime + 1.80%	$3,000	3,000	3,000
		Preferred Stock Warrants		13	562
		Preferred Stock Warrants		29	42
RazorGator Interactive Group, Inc. (0.45%)		Preferred Stock		1,000	1,708

Total RazorGator Interactive Group, Inc.				4,042	5,312

Serious USA, Inc. (0.36%)	Internet Consumer & Business Services	Senior Debt Matures February 2011 Interest rate Prime + 7.00%	$2,906	2,851	1,351
		Preferred Stock Warrants		93	—

Total Serious USA, Inc.				2,944	1,351

Spa Chakra, Inc. (2.61%)	Internet Consumer & Business Services	Senior Debt Matures June 2010 Interest rate 14.45%%	$10,000	10,000	10,000

Total Spa Chakra, Inc.				10,000	10,000

Total Internet Consumer & Business Services (5.17%)				19,917	19,759

Lilliputian Systems, Inc. (1.15%)(4)	Energy	Senior Debt Matures March 2010 Interest rate Prime + 6.00%	$4,324	4,204	4,204
		Preferred Stock Warrants		155	190

Total Lilliputian Systems, Inc.				4,359	4,394

Total Energy (1.15%)				4,359	4,394

Active Response Group, Inc. (2.58%)(4)	Information Services	Senior Debt Matures March 2012 Interest rate LIBOR + 6.55%	$6,905	6,863	6,863
		Revolving Line of Credit Matures December 2009 Interest rate Prime + 14.00%	$3,000	3,000	3,000
		Common Stock Warrants		92	11
		Preferred Stock Warrants		46	11
Active Response Group, Inc. (0.03%)(4)		Common Stock		105	105

Total Active Response Group, Inc.				10,106	9,990

Box.net, Inc. (0.37%)	Information Services	Senior Debt Matures June 2011 Interest rate Prime + 1.50%	$1,000	950	950
		Senior Debt Matures September 2011 Interest rate Prime + 0.50%	$400	400	400
		Preferred Stock Warrants		73	48

Total Box.net, Inc.				1,423	1,398

Buzznet, Inc. (0.00%)	Information Services	Preferred Stock Warrants		9	—
Buzznet, Inc. (0.06%)		Preferred Stock		250	224

Total Buzznet, Inc.				259	224

See notes to consolidated financial statements.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2008

(dollars in thousands)

Portfolio Company	Industry	Type of Investment(1)	Principal Amount	Cost(2)	Value(3)
hi5 Networkss, Inc. (2.21%)	Information Services	Senior Debt Matures December 2010 Interest rate Prime + 2.5%	$3,000	3,000	3,000
		Senior Debt Matures June 2011 Interest rate Prime + 0.5%	$5,496	5,363	5,363
		Preferred Stock Warrants		213	75

Total hi5 Networks, Inc.				8,576	8,438

Jab Wireless, Inc. (3.94%)(4)	Information Services	Senior Debt Matures November 2012 Interest rate Prime + 6.50%	$15,000	14,822	14,822
		Preferred Stock Warrants		264	246

Total Jab Wireless, Inc.				15,086	15,068

Solutionary, Inc. (1.68%)(4)	Information Services	Senior Debt Matures June 2010 Interest rate LIBOR + 5.50%	$4,599	4,809	4,809
		Revolving Line of Credit Matures June 2010 Interest rate LIBOR + 5.00%	$1,500	1,500	1,500
		Preferred Stock Warrants		94	125
		Preferred Stock Warrants		2	3
Solutionary, Inc. (0.04%)		Preferred Stock		250	162

Total Solutionary, Inc.				6,655	6,599

The Generation Networks, Inc. (1.52%)(4)	Information Services	Senior Debt Matures December 2012 Interest rate 7.42%	$5,930	5,930	5,826
The Generation Networks, Inc. (0.12%)		Common stock		500	471

Total The Generation Networks, Inc.				6,430	6,297

Visto Corporation		Common Stock		603	603

Total Visto Corporation (0.16%)				603	603

Wallop Technologies, Inc. (0.03%)	Information Services	Senior Debt Matures April 2010 Interest rate 10.00%	$134	131	131
		Preferred Stock Warrants		7	—

Total Wallop Technologies, Inc.				138	131

Zeta Interactive Corporation (3.74%)(4)	Information Services	Senior Debt Matures November 2011 Interest rate Prime + 2.00%	$6,164	6,063	6,063
		Senior Debt Matures November 2011 Interest rate Prime + 3.00%	$8,000	8,000	8,000
		Preferred Stock Warrants		172	222
Zeta Interactive Corporation (0.13%)		Preferred Stock		500	500

Total Zeta Interactive Corporation				14,735	14,785

Total Information Services (16.61%)				64,011	63,533

Novadaq Technologies, Inc. (0.05%)	Diagnostic	Common Stock		1,626	193

Total Novadaq Technologies, Inc.				1,626	193

See notes to consolidated financial statements.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2008

(dollars in thousands)

Portfolio Company	Industry	Type of Investment(1)	Principal Amount	Cost(2)	Value(3)
Optiscan Biomedical, Corp. (2.69%)(4)	Diagnostic	Senior Debt Matures June 2011 Interest rate 10.25%	$10,000	9,518	9,518
		Preferred Stock Warrants		760	783
Optiscan Biomedical, Corp. (0.79%)		Preferred Stock		3,000	3,000

Total Optiscan Biomedical, Corp.				13,278	13,301

Total Diagnostic (3.53%)				14,904	13,494

Guava Technologies, Inc. (1.28%)	Biotechnology Tools	Senior Debt Matures May 2011 Interest rate Prime + 10.50%	$2,800	2,797	2,797
		Convertible Debt	$250	250	250
		Revolving Line of Credit Matures December 2009 Interest rate Prime + 9.50%	$1,840	1,840	1,840
		Preferred Stock Warrants		106	—
		Preferred Stock Warrants		68	—

Total Guava Technologies, Inc.				5,061	4,887

Kamada, LTD. (5.13%)(6)	Biotechnology Tools	Senior Debt Matures February 2012 Interest rate 10.60%	$20,000	19,572	19,572
		Common Stock Warrants		531	41
		Common Stock Warrants		20	8

Total Kamada, LTD.				20,123	19,621

NuGEN Technologies, Inc. (0.67%)	Biotechnology Tools	Senior Debt Matures November 2010 Interest rate Prime + 3.45%	$1,548	1,520	1,520
		Senior Debt Matures November 2010 Interest rate Prime + 1.70%	$892	892	892
		Preferred Stock Warrants		45	161
		Preferred Stock Warrants		33	18
NuGEN Technologies, Inc. (0.07%)		Preferred Stock		500	265

Total NuGEN Technologies, Inc.				2,990	2,856

Solace Pharmaceuticals, Inc.(0.46%)(5)	Biotechnology Tools	Senior Debt Matures August 2012 Interest rate Prime + 4.25%	$1,750	1,711	1,711
		Preferred Stock Warrants		42	49

Total Solace Pharmaceuticals, Inc.				1,753	1,760

Total Biotechnology Tools (7.61%)				29,927	29,124

Crux Biomedical, Inc. (0.00%)	Surgical Devices	Preferred Stock Warrants		37	—
Crux Biomedical, Inc. (0.01%)		Preferred Stock		250	26

Total Crux Biomedical, Inc.				287	26

See notes to consolidated financial statements.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2008

(dollars in thousands)

Portfolio Company	Industry	Type of Investment(1)	Principal Amount	Cost(2)	Value(3)
Transmedics, Inc. (2.61%)(5)	Surgical Devices	Senior Debt Matures December 2011 Interest rate Prime + 5.25%	$10,000	9,814	9,814
		Preferred Stock Warrants		224	173

Total Transmedics, Inc.				10,038	9,987

Total Surgical Devices (2.62%)				10,325	10,013

Glam Media, Inc. (2.18%)	Media/Content/Info	Revolving Line of Credit Matures April 2009 Interest rate Prime + 1.50%	$8,285	8,139	8,139
		Preferred Stock Warrants		483	209

Total Glam Media, Inc.				8,622	8,348

Waterfront Media Inc. (2.08%)(5)	Media/Content/Info	Senior Debt Matures September 2010 Interest rate Prime + 3.00%	$2,597	2,574	2,574
		Revolving Line of Credit Matures October 2009 Interest rate Prime + 1.25%	$5,000	5,000	5,000
		Preferred Stock Warrants		60	393
Waterfront Media Inc. (0.36%)		Preferred Stock		1,000	1,353

Total Waterfront Media Inc.				8,634	9,320

Total Media/Content/Info (4.62%)				17,256	17,668

Total Investments (151.99%)				$592,348	$581,301

*	Value as a percent of net assets
(1)	Preferred and common stock, warrants, and equity interests are generally non-income producing.
(2)	Gross unrealized appreciation, gross unrealized depreciation, and net depreciation for federal income tax purposes totaled $8,473, $22,551 and $14,078, respectively. The tax cost of investments is $595,379.
(3)	Except for warrants in six publicly traded companies and common stock in three publicly traded companies, all investments are restricted at December 31, 2008 and were valued at fair value as determined in good faith by the Board of Directors. No unrestricted securities of the same issuer are outstanding. The Company uses the Standard Industrial Code for classifying the industry grouping of its portfolio companies.
(4)	Debt and warrant investments of this portfolio company have been pledged as collateral under the Credit Facility. Citigroup has an equity participation right on loans collateralized under the Credit Facility. The value of their participation right on unrealized gains in the related equity investments was approximately $498,000 at December 31, 2008 and is included in accrued liabilities and reduced the cumulative unrealized gain recognized by the Company at December 31, 2008.
(5)	Debt investments of this portfolio company have been pledged as collateral under the Wells Facility.
(6)	Non-U.S. company or the company’s principal place of business is outside the United States.
(7)	Affiliate investment that is defined under the Investment Company Act of 1940 as companies in which HTGC owns as least 5% but not more than 25% of the voting securities of the company. All other investments are less than 5% owned.
(8)	Debt is on non-accrual status at December 31, 2008, and is therefore considered non-income producing.

See notes to consolidated financial statements.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS

December 31, 2007

(dollars in thousands)

Portfolio Company	Industry	Type of Investment(1)	Principal Amount	Cost(2)	Value(3)
Acceleron Pharmaceuticals, Inc. (0.94%)*(4)	Drug Discovery	Senior Debt Matures June 2009 Interest rate 10.25%	$3,237	$3,184	$3,184
		Preferred Stock Warrants		69	472
		Preferred Stock Warrants		35	109
Acceleron Pharmaceuticals, Inc. (0.45%)		Preferred Stock		1,243	1,804

Total Acceleron Pharmaceuticals, Inc.				4,531	5,569

Aveo Pharmaceuticals, Inc. (3.06%)(4)	Drug Discovery	Senior Debt Matures September 2009 Interest rate 10.75%	$12,078	11,984	11,984
		Preferred Stock Warrants		144	204
		Preferred Stock Warrants		46	74

Total Aveo Pharmaceuticals, Inc.				12,174	12,262

Elixir Pharmaceuticals, Inc. (3.58%)(4)	Drug Discovery	Senior Debt Matures June 2010 Interest rate Prime + 2.45%	$13,997	13,836	13,836
		Preferred Stock Warrants		217	511

Total Elixir Pharmaceuticals, Inc.				14,053	14,347

EpiCept Corporation (1.77%)(4)	Drug Discovery	Senior Debt Matures August 2009 Interest rate 11.70%	$7,307	6,878	6,878
		Common Stock Warrants		423	214

Total EpiCept Corporation				7,301	7,092

Horizon Therapeutics, Inc. (0.30%)(4)	Drug Discovery	Senior Debt Matures April 2011 Interest rate 8.75%	$12,000	1,022	1,022
		Preferred Stock Warrants		179	179

Total Horizon Therapeutics, Inc.				1,201	1,201

Inotek Pharmaceuticals Corp. (0.37%)	Drug Discovery	Preferred Stock		1,500	1,500

Total Inotek Pharmaceuticals Corp.				1,500	1,500

Memory Pharmaceticals Corp. (3.48%)(4)	Drug Discovery	Senior Debt Matures February 2011 Interest rate 11.45%	$15,000	13,608	13,608
		Common Stock Warrants		1,751	341

Total Memory Pharmaceticals Corp.				15,359	13,949

Merrimack Pharmaceuticals, Inc. (0.37%)(4)	Drug Discovery	Convertible Senior Debt Matures October 2008 Interest rate 11.15%	$1,024	994	994
		Preferred Stock Warrants		155	502
Merrimack Pharmaceuticals, Inc. (0.70%)		Preferred Stock		2,000	2,787

Total Merrimack Pharmaceuticals, Inc.				3,149	4,283

Neosil, Inc. (1.53%)	Drug Discovery	Senior Debt Matures May 2010 Interest rate 10.75%	$6,000	5,936	5,936
		Preferred Stock Warrants		82	177

Total Neosil, Inc.				6,018	6,113

See notes to consolidated financial statements.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2007

(dollars in thousands)

Portfolio Company	Industry	Type of Investment(1)	Principal Amount	Cost(2)	Value(3)
Paratek Pharmaceuticals, Inc. (0.64%)(4)	Drug Discovery	Senior Debt Matures June 2008 Interest rate 11.10%	$2,587	2,568	2,568
		Preferred Stock Warrants		137	—
Paratek Pharmaceuticals, Inc. (0.14%)		Preferred Stock		550	550

Total Paratek Pharmaceuticals, Inc.				3,255	3,118

Portola Pharmaceuticals, Inc. (3.80%)(4)	Drug Discovery	Senior Debt Matures September 2010 Interest rate Prime + 1.75%	$15,000	14,894	14,894
		Preferred Stock Warrants		152	350

Total Portola Pharmaceuticals, Inc.				15,046	15,244

Sirtris Pharmaceuticals, Inc. (2.46%)(4)	Drug Discovery	Senior Debt Matures April 2011 Interest rate 10.60%	$9,079	9,022	9,022
		Common Stock Warrants		89	818
Sirtris Pharmaceuticals, Inc. (0.19%)		Common Stock		500	776

Total Sirtris Pharmaceuticals, Inc.				9,611	10,616

Total Drug Discovery (23.78%)				93,198	95,294

E-band Communications, Inc. (0.50%)(6)	Communications & Networking	Preferred Stock		2,000	2,000

Total E-Band Communications, Inc.				2,000	2,000

IKANO Communications, Inc. (5.09%)(4)	Communications & Networking	Senior Debt Matures March 2011 Interest rate 11.00%	$19,983	19,983	19,983
		Preferred Stock Warrants		45	163
		Preferred Stock Warrants		72	256

Total IKANO Communications, Inc.				20,100	20,402

Ping Identity Corporation (0.40%)(4)	Communications & Networking	Senior Debt Matures June 2009 Interest rate 11.50%	$1,630	1,608	1,608
		Preferred Stock Warrants		52	11

Total Ping Identity Corporation				1,660	1,619

Purcell Systems, Inc. (2.33%)	Communications & Networking	Senior Debt Matures June 2009 Interest rate Prime + 3.50%	$2,224	3,126	3,126
		Revolving Line of Credit Matures June 2008 Interest rate Prime + 2.00%	$7,000	6,000	6,000
		Preferred Stock Warrants		122	198

Total Purcell Systems, Inc.				9,248	9,324

See notes to consolidated financial statements.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2007

(dollars in thousands)

Portfolio Company	Industry	Type of Investment(1)	Principal Amount	Cost(2)	Value(3)
Rivulet Communications, Inc. (0.83%)(4)	Communications & Networking	Senior Debt Matures September 2009 Interest rate 10.60%	$3,500	3,272	3,272
		Preferred Stock Warrants		50	63
Rivulet Communications, Inc. (0.06%)		Preferred Stock		250	250

Total Rivulet Communications, Inc.				3,572	3,585

Seven Networks, Inc. (2.89%)(4)	Communications & Networking	Senior Debt Matures April 2010 Interest rate Prime + 3.75%	$9,419	9,291	9,291
		Revolving Line of Credit Matures April 2008 Interest rate Prime + 3.00%	$2,000	2,000	2,000
		Preferred Stock Warrants		174	295

Total Seven Networks, Inc.				11,465	11,586

Simpler Networks Corp. (1.01%)(4)	Communications & Networking	Senior Debt Matures July 2009 Interest rate 11.75%	$4,112	4,046	4,046
		Preferred Stock Warrants		160	—
Simpler Networks Corp. (0.00%)		Preferred Stock		500	—

Total Simpler Networks Corp.				4,706	4,046

Stoke, Inc. (0.57%)	Communications & Networking	Senior Debt Matures August 2010 Interest rate 10.55%	$2,250	2,204	2,204
		Preferred Stock Warrants		53	79

Total Stoke, Inc.				2,257	2,283

Tectura Corporation (5.26%)(4)	Communications & Networking	Senior Debt Matures March 2012 Interest rate LIBOR + 6.15%	$9,051	9,007	9,007
		Revolving Line of Credit Matures March 2008 Interest rate LIBOR + 5.15%	$12,000	12,000	12,000
		Preferred Stock Warrants		52	83

Total Tectura Corporation				21,059	21,090

Teleflip, Inc. (0.25%)	Communications & Networking	Senior Debt Matures May 2010 Interest rate Prime + 2.75%	$1,000	992	992
		Preferred Stock Warrants		10	9

Total Teleflip, Inc.				1,002	1,001

Wireless Channels, Inc. (3.02%)	Communications & Networking	Senior Debt - Second Lien Matures April 2010 Interest rate 9.25%	$11,949	1,719	1,719
		Senior Debt - Second Lien Matures April 2010 Interest rate Prime + 4.25%	$10,118	10,118	10,118
		Preferred Stock Warrants		155	241

Total Wireless Channels, Inc.				11,992	12,078

See notes to consolidated financial statements.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2007

(dollars in thousands)

Portfolio Company	Industry	Type of Investment(1)	Principal Amount	Cost(2)	Value(3)
Zayo Bandwith, Inc. (6.24%)(4)	Communications & Networking	Senior Debt - Second Lien Matures April 2013 Interest rate Prime + 3.50%	$25,000	25,000	25,000
				—	—

Total Zayo Bandwith, Inc.				25,000	25,000

Total Communications & Networking (28.45%)				114,061	114,014

Atrenta, Inc. (0.98%)(4)	Software	Senior Debt Matures June 2009 Interest rate 11.50%	$3,680	3,638	3,638
		Preferred Stock Warrants		102	220
		Preferred Stock Warrants		34	73
Atrenta, Inc. (0.06%)		Preferred Stock		250	250

Total Atrenta, Inc.				4,024	4,181

Blurb, Inc. (0.63%)	Software	Senior Debt Matures December 2009 Interest rate 9.55%	$2,500	2,482	2,482
		Preferred Stock Warrants		25	44

Total Blurb, Inc.				2,507	2,526

Bullhorn, Inc. (0.25%)(4)	Software	Senior Debt Matures March 2010 Interest rate Prime + 3.75%	$1,000	959	959
		Preferred Stock Warrants		43	41

Total Bullhorn, Inc.				1,002	1,000

Cittio, Inc. (0.25%)	Software	Senior Debt Matures April 2010 Interest rate 11.00%	$1,000	1,000	1,000

Total Cittio, Inc.				1,000	1,000

Compete, Inc. (0.63%)(4)	Software	Senior Debt Matures March 2009 Interest rate Prime + 3.50%	$2,409	2,384	2,384
		Preferred Stock Warrants		62	136

Total Compete, Inc.				2,446	2,520

Forescout Technologies, Inc. (0.64%)(4)	Software	Senior Debt Matures August 2009 Interest rate 11.15%	$1,998	1,970	1,970
		Revolving Line of Credit Matures August 2007 Interest rate Prime + 1.49%	$500	500	500
		Preferred Stock Warrants		58	76

Total Forescout Technologies, Inc.				2,528	2,546

GameLogic, Inc. (0.74%)(4)	Software	Senior Debt Matures December 2009 Interest rate Prime + 4.125%	$3,000	2,887	2,887
		Preferred Stock Warrants		93	91

Total GameLogic, Inc.				2,980	2,978

See notes to consolidated financial statements.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2007

(dollars in thousands)

Portfolio Company	Industry	Type of Investment(1)	Principal Amount	Cost(2)	Value(3)
Gomez, Inc. (0.15%)(4)	Software	Senior Debt Matures December 2007 Interest rate 12.25%	$98	98	98
		Preferred Stock Warrants		35	513

Total Gomez, Inc.				133	611

HighRoads, Inc. (0.01%)(4)	Software	Preferred Stock Warrants		44	58

Total HighRoads, Inc.				44	58

Intelliden, Inc. (0.60%)	Software	Senior Debt Matures February 2010 Interest rate 13.20%	$2,360	2,349	2,349
		Preferred Stock Warrants		18	60

Total Intelliden, Inc.				2,367	2,409

Oatsystems, Inc. (1.08%)(4)	Software	Senior Debt Matures September 2009 Interest rate 11.00%	$4,374	4,336	4,336
		Preferred Stock Warrants		67	4

Total Oatsystems, Inc.				4,403	4,340

Proficiency, Inc. (0.38%)(4)(6)	Software	Senior Debt Matures July 2008 Interest rate 12.00%	$1,500	1,497	1,497
		Preferred Stock Warrants		96	—
Proficiency, Inc. (0.19%)		Preferred Stock		2,750	750

Total Proficiency, Inc.				4,343	2,247

PSS Systems, Inc. (0.89%)(4)	Software	Senior Debt Matures March 2010 Interest rate 10.74%	$3,500	3,463	3,463
		Preferred Stock Warrants		51	86

Total PSS Systems, Inc.				3,514	3,549

Savvion, Inc. (1.62%)(4)	Software	Senior Debt Matures March 2009 Interest rate Prime + 3.45%	$1,268	1,268	1,268
		Revolving Line of Credit Matures March 2008 Interest rate Prime + 2.00%	$3,000	3,000	3,000
		Revolving Line of Credit Matures March 2008 Interest rate Prime + 3.45%	$1,985	1,985	1,985
		Preferred Stock Warrants		52	243

Total Savvion, Inc.				6,305	6,496

Sportvision, Inc. (0.01%)	Software	Preferred Stock Warrants		39	50

Total Sportvision, Inc.				39	50

Talisma Corp. (0.11%)(4)	Software	Preferred Stock Warrants		49	448

Total Talisma Corp.				49	448

See notes to consolidated financial statements.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2007

(dollars in thousands)

Portfolio Company	Industry	Type of Investment(1)	Principal Amount	Cost(2)	Value(3)
WildTangent, Inc. (0.50%)(4)	Software	Senior Debt Matures March 2011 Interest rate 9.65%	$2,000	1,766	1,766
		Preferred Stock Warrants		238	238

Total WildTangent, Inc.				2,004	2,004

Total Software (9.72%)				39,688	38,963

Agami Systems, Inc. (1.30%)(4)	Electronics & Computer Hardware	Senior Debt Matures August 2009 Interest rate 11.00%	$5,103	5,056	5,056
		Preferred Stock Warrants		85	137

Total Agami Systems, Inc.				5,141	5,193

Luminus Devices, Inc. (2.95%)(4)	Electronics & Computer Hardware	Senior Debt Matures August 2009 Interest rate 12.50%	$15,115	11,318	11,318
		Preferred Stock Warrants		183	113
		Preferred Stock Warrants		84	61
		Preferred Stock Warrants		334	334

Total Luminus Devices, Inc.				11,919	11,826

Maxvision Holding, LLC. (2.87%)(4)	Electronics & Computer Hardware	Senior Debt Matures May 2012 Interest rate Prime + 5.50%	$5,012	5,012	5,012
		Senior Debt Matures May 2012 Interest rate Prime + 2.25%	$5,500	5,000	5,000
		Revolving Line of Credit Matures September 2012 Interest rate Prime +2.25%	$972	1,472	1,472

Total Maxvision Holding, LLC				11,484	11,484

NetEffect, Inc. (0.61%)	Electronics & Computer Hardware	Senior Debt Matures May 2010 Interest rate 11.95%	$2,431	2,396	2,396
		Preferred Stock Warrants		44	50

Total NetEffect, Inc.				2,440	2,446

Shocking Technologies, Inc. (0.02%)	Electronics & Computer Hardware	Preferred Stock Warrants		63	63

Total Shocking Technologies, Inc.				63	63
SiCortex, Inc. (2.52%)	Electronics & Computer Hardware	Senior Debt Matures December 2010 Interest rate 10.95%	$10,000	9,861	9,861
		Preferred Stock Warrants		164	230

Total SiCortex, Inc.				10,025	10,091

See notes to consolidated financial statements.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2007

(dollars in thousands)

Portfolio Company	Industry	Type of Investment(1)	Principal Amount	Cost(2)	Value(3)
Spatial Photonics, Inc. (0.93%)(4)	Electronics & Computer Hardware	Senior Debt Matures May 2011 Interest rate 10.75%	$3,751	3,623	3,623
		Preferred Stock Warrants		130	126
Spatial Photonics, Inc. (0.12%)		Preferred Stock		500	500

Total Spatial Photonics Inc.				4,253	4,249

VeriWave, Inc. (1.35%)	Electronics & Computer Hardware	Senior Debt Matures May 2010 Interest rate 10.75%	$4,250	5,340	5,340
		Preferred Stock Warrants		54	85

Total VeriWave, Inc.				5,394	5,425

ViDeOnline Communications, Inc. (0.04%)(4)	Electronics & Computer Hardware	Preferred Stock Warrants		298	176

Total ViDeOnline Communications, Inc.				298	176

Total Electronics & Computer Hardware (12.71%)				51,017	50,953

Aegerion Pharmaceuticals, Inc. (2.48%)(4)	Specialty Pharmaceuticals	Senior Debt Matures August 2010 Interest rate Prime + 2.50%	$9,735	9,682	9,682
		Preferred Stock Warrants		70	243
Aegerion Pharmaceuticals, Inc. (0.25%)		Preferred Stock		1,000	1,000

Total Aegerion Pharmaceuticals, Inc.				10,752	10,925

Panacos Pharmaceuticals, Inc. (4.84%)(4)	Specialty Pharmaceuticals	Senior Debt Matures January 2011 Interest rate 11.20%	$20,000	19,270	19,270
		Common Stock Warrants		876	137
Panacos Pharmaceuticals, Inc. (0.04%)		Common Stock		410	157

Total Panacos Pharmaceuticals, Inc.				20,556	19,564

Quatrx Pharmaceuticals Company (3.60%)(4)	Specialty Pharmaceuticals	Senior Debt Matures January 2010 Interest rate Prime + 3.00%	$14,324	14,214	14,214
		Preferred Stock Warrants		220	193
Quatrx Pharmaceuticals Company (0.19%)		Preferred Stock		750	750

Total Quatrx Pharmaceuticals Company				15,184	15,157

Total Specialty Pharmaceuticals (11.40%)				46,492	45,646

BabyUniverse, Inc. (0.05%)(4)	Consumer & Business Products	Common Stock		267	219

Total BabyUniverse, Inc.				267	219

Market Force Information, Inc. (0.34%)(4)	Consumer & Business Products	Senior Debt Matures May 2009 Interest rate 10.45%	$1,294	1,284	1,284
		Preferred Stock Warrants		23	92
Market Force Information, Inc. (0.12%)		Preferred Stock		500	500

Total Market Force Information, Inc.				1,807	1,876

See notes to consolidated financial statements.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2007

(dollars in thousands)

Portfolio Company	Industry	Type of Investment(1)	Principal Amount	Cost(2)	Value(3)
Wageworks, Inc. (0.12%)(4)	Consumer & Business Products	Preferred Stock Warrants		252	513
Wageworks, Inc. (0.05%)		Preferred Stock		250	209

Total Wageworks, Inc.				502	722

Total Consumer & Business Products (0.70%)				2,576	2,817

Ageia Technologies, Inc. (1.25%)(4)	Semiconductors	Senior Debt Matures August 2008 Interest rate 10.25%	$5,047	4,904	4,904
		Convertible Debt		124	124
		Preferred Stock Warrants		99	—
Ageia Technologies, Inc. (0.00%)		Preferred Stock		500	—

Total Ageia Technologies				5,627	5,028

Custom One Design, Inc. (0.26%)	Semiconductors	Senior Debt Matures September 2010 Interest rate 11.50%	$1,000	984	984
		Common Stock Warrants		18	43

Total Custom One Design, Inc.				1,002	1,027

iWatt Inc. (1.19%)(4)	Semiconductors	Senior Debt Matures September 2009 Interest rate Prime + 2.75%	$1,457	1,382	1,382
		Revolving Line of Credit Matures September 2007 Interest rate Prime + 1.75%	$3,235	3,235	3,235
		Preferred Stock Warrants		46	101
		Preferred Stock Warrants		51	51

Total iWatt Inc.				4,714	4,769

NEXX Systems, Inc. (3.26%)(4)	Semiconductors	Senior Debt Matures February 2010 Interest rate Prime + 2.75%	$4,557	4,438	4,438
		Revolving Line of Credit Matures December 2009 Interest rate Prime + 1.75%	$5,000	5,000	5,000
		Revolving Line of Credit Matures December 2009 Interest rate Prime + 3.75%	$3,000	3,000	3,000
		Preferred Stock Warrants		165	623

Total NEXX Systems, Inc.				12,603	13,061

Quartics, Inc. (0.09%)(4)	Semiconductors	Senior Debt Matures August 2010 Interest rate 11.05%	$300	254	254
		Preferred Stock Warrants		53	115

Total Quartics, Inc.				307	369

See notes to consolidated financial statements.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2007

(dollars in thousands)

Portfolio Company	Industry	Type of Investment(1)	Principal Amount	Cost(2)	Value(3)
Solarflare Communications, Inc. (0.19%)	Semiconductors	Senior Debt Matures August 2010 Interest rate 11.75%	$625	553	553
		Preferred Stock Warrants		84	194
Solarflare Communications, Inc. (0.12%)		Preferred Stock		500	500

Total Solarflare Communications, Inc.				1,137	1,247

Total Semiconductors (6.36%)				25,390	25,501

Labopharm USA, Inc. (3.74%)(4)(5)	Drug Delivery	Senior Debt Matures July 2008 Interest rate 11.95%	$15,000	14,547	14,547
		Preferred Stock Warrants		459	454

Total Labopharm USA, Inc.				15,006	15,001

Transcept Pharmaceuticals, Inc. (1.80%)(4)	Drug Delivery	Senior Debt Matures October 2009 Interest rate 10.69%	$6,993	6,944	6,944
		Preferred Stock Warrants		36	107
		Preferred Stock Warrants		50	173
Transcept Pharmaceuticals, Inc. (0.13%)		Preferred Stock		500	500

Total Transcept Pharmaceuticals, Inc.				7,530	7,724

Total Drug Delivery (5.67%)				22,536	22,725

BARRX Medical, Inc. (0.19%)	Therapeutic	Preferred Stock		1,500	758

Total BARRX Medical, Inc.				1,500	758

EKOS Corporation (1.28%)	Therapeutic	Senior Debt Matures November 2010 Interest rate Prime + 2.00%	$5,000	4,707	4,707
		Preferred Stock Warrants		174	281
		Preferred Stock Warrants		153	150

Total EKOS Corporation				5,035	5,138

Gynesonics, Inc. (0.01%)(4)	Therapeutic	Preferred Stock Warrants		18	40
Gynesonics, Inc. (0.06%)		Preferred Stock		250	250

Total Gynesonics, Inc.				268	290

Novasys Medical, Inc. (1.65%)(4)	Therapeutic	Senior Debt Matures January 2010 Interest rate 9.70%	$6,609	6,609	6,609

Total Novasys Medical, Inc.				6,609	6,609

Power Medical Interventions, Inc. (0.02%)	Therapeutic	Common Stock Warrants		21	58

Total Power Medical Interventions, Inc.				21	58

Total Therapeutic (3.21%)				13,432	12,853

Invoke Solutions, Inc. (0.56%)(4)	Internet Consumer & Business	Senior Debt Matures December 2008 Interest rate 11.25%	$2,187	2,155	2,155
	Services	Preferred Stock Warrants		56	74
		Preferred Stock Warrants		11	10

Total Invoke Solutions, Inc.				2,222	2,239

See notes to consolidated financial statements.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2007

(dollars in thousands)

Portfolio Company	Industry	Type of Investment(1)	Principal Amount	Cost(2)	Value(3)
Prism Education Group Inc. (0.51%)	Internet Consumer & Business	Senior Debt Matures December 2010 Interest rate 11.25%	$2,000	1,964	1,964
	Services	Preferred Stock Warrants		44	67

Total Prism Education Group Inc.				2,008	2,031

RazorGator Interactive Group, Inc. (1.17%)(4)	Internet Consumer & Business	Senior Debt Matures January 2008 Interest rate 9.95%	$1,134	1,119	1,119
	Services	Preferred Stock Warrants		13	3,203
		Preferred Stock Warrants		28	362
RazorGator Interactive Group, Inc. (1.23%)		Preferred Stock		1,000	4,935

Total RazorGator Interactive Group, Inc.				2,160	9,619

Serious USA, Inc. (0.75%)	Internet Consumer & Business Services	Senior Debt Matures February 2011 Interest rate Prime + 3.00%	$2,450	2,370	2,370
		Revolving Line of Credit Matures July 2008 Interest rate Prime + 2.00%	$654	654	654
		Preferred Stock Warrants		93	5

Total Serious USA, Inc.				3,117	3,029

Total Internet Consumer & Business Services (4.22%)				9,507	16,918

Lilliputian Systems, Inc. (1.75%)(4)	Energy	Senior Debt Matures March 2010 Interest rate 9.75%	$6,956	6,931	6,931
		Preferred Stock Warrants		48	85

Total Lilliputian Systems, Inc.				6,979	7,016

Total Energy (1.75%)				6,979	7,016

Active Response Group, Inc. (2.50%)	Information Services	Senior Debt Matures March 2012 Interest rate LIBOR + 6.55%	$10,000	9,885	9,885
		Preferred Stock Warrants		92	83
		Common Stock Warrants		46	60

Total Active Response Group, Inc.				10,023	10,028

Buzznet, Inc. (0.25%)	Information Services	Senior Debt Matures March 2010 Interest rate 10.25%	$914	908	908
		Preferred Stock Warrants		9	86
Buzznet, Inc. (0.06%)		Preferred Stock		250	250

Total Buzznet, Inc.				1,167	1,244

hi5 Networks, Inc. (1.00%)	Information Services	Senior Debt Matures March 2011 Interest rate Prime + 2.5%	$3,000	2,789	2,789
		Revolving Line of Credit Matures June 2011 Interest rate 7.75%		1,000	1,000
		Preferred Stock Warrants		213	214

Total hi5 Networks, Inc.				4,002	4,003

See notes to consolidated financial statements.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2007

(dollars in thousands)

Portfolio Company	Industry	Type of Investment(1)	Principal Amount	Cost(2)	Value(3)
Jab Wireless, Inc. (0.78%)	Information Services	Senior Debt Matures March 2012 Interest rate 10.75%	$3,097	2,834	2,834
		Preferred Stock Warrants		264	265

Total Jab Wireless, Inc.				3,098	3,099

Solutionary, Inc. (1.78%)	Information Services	Senior Debt Matures June 2010 Interest rate LIBOR + 5.50%	$5,528	5,454	5,454
		Revolving Line of Credit Matures June 2010 Interest rate LIBOR + 5.00%	$1,505	1,505	1,505
		Preferred Stock Warrants		94	150
		Preferred Stock Warrants		2	5
Solutionary, Inc. (0.06%)		Preferred Stock		250	250

Total Solutionary, Inc.				7,305	7,364

The Generation Networks, Inc. (4.12%)	Information Services	Senior Debt Matures March 2012 Interest rate Prime + 4.50%	$16,500	16,500	16,500
The Generation Networks, Inc. (0.12%)		Preferred Stock		500	500

Total The Generation Networks, Inc.				17,000	17,000

Wallop Technologies, Inc. (0.06%)	Information Services	Senior Debt Matures March 2010 Interest rate 10.00%	$223	218	218
		Preferred Stock Warrants		7	9

Total Wallop Technologies, Inc.				225	227

Zeta Interactive Corporation (3.74%)(4)	Information Services	Senior Debt Matures November 2011 Interest rate Prime + 2.00%	$15,000	6,828	6,828
		Senior Debt Matures November 2011 Interest rate Prime + 3.00%		8,000	8,000
		Preferred Stock Warrants		172	171
Zeta Interactive Corporation (0.12%)		Preferred Stock		500	500

Total Zeta Interactive Corporation				15,500	15,499

Total Information Services (14.59%)				58,320	58,464

Novadaq Technologies, Inc. (0.32%)	Diagnostic	Common Stock		1,626	1,284

Total Novadaq Technologies, Inc.				1,626	1,284

Optiscan Biomedical, Corp. (0.08%)(4)	Diagnostic	Senior Debt Matures March 2008 Interest rate 15.00%	$271	263	263
		Preferred Stock Warrants		80	47
Optiscan Biomedical, Corp. (0.18%)		Preferred Stock		1,000	722

Total Optiscan Biomedical, Corp.				1,343	1,032

Total Diagnostic (0.58%)				2,969	2,316

See notes to consolidated financial statements.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2007

(dollars in thousands)

Portfolio Company	Industry	Type of Investment(1)	Principal Amount	Cost(2)	Value(3)
Guava Technologies, Inc. (1.77%)(4)	Biotechnology Tools	Senior Debt Matures July 2009 Interest rate Prime + 3.25%	$4,076	4,790	4,790
		Convertible Debt		250	250
		Revolving Line of Credit Matures December 2007 Interest rate Prime + 2.00%	$2,598	1,778	1,778
		Preferred Stock Warrants		105	200
		Preferred Stock Warrants		69	93

Total Guava Technologies, Inc.				6,992	7,111

NuGEN Technologies, Inc. (0.53%)	Biotechnology Tools	Senior Debt Matures March 2010 Interest rate 11.70%	$1,884	1,819	1,819
		Preferred Stock Warrants		45	252
		Preferred Stock Warrants		32	32
NuGEN Technologies, Inc. (0.12%)		Preferred Stock		500	500

Total NuGEN Technologies, Inc.				2,396	2,603

Total Biotechnology Tools (2.42%)				9,388	9,714

Rubicon Technology Inc. (0.69%)(4)	Advanced Specialty Materials & Chemicals	Preferred Stock Warrants		82	2,764

Total Rubicon Technology Inc.				82	2,764

Total Advanced Specialty Materials & Chemicals (0.69%)				82	2,764

Crux Biomedical, Inc. (0.15%)	Surgical Devices	Senior Debt Matures December 2010 Interest rate Prime + 3.375%	$600	565	565
		Preferred Stock Warrants		37	36
Crux Biomedical, Inc. (0.06%)		Preferred Stock		250	250

Total Crux Biomedical, Inc.				852	851

Diomed Holdings, Inc. (1.49%)(4)	Surgical Devices	Senior Debt Matures July 2010 Interest rate Prime + 3.00%	$6,000	5,962	5,962
		Common Stock Warrants		43	8

Total Diomed Holdings, Inc.				6,005	5,970

Light Science Oncology, Inc. (2.50%)	Surgical Devices	Senior Debt Matures July 2011 Interest rate 11.20%	$10,000	9,605	9,605
		Preferred Stock Warrants		395	395

Total Light Science Oncology, Inc.				10,000	10,000

Total Surgical Devices (4.20%)				16,857	16,821

See notes to consolidated financial statements.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2007

(dollars in thousands)

Portfolio Company	Industry	Type of Investment(1)	Principal Amount	Cost(2)	Value(3)
Waterfront Media Inc. (1.54%)(4)	Media/Content/Info	Senior Debt Matures December 2010 Interest rate Prime + 3.00%	$3,941	3,898	3,898
		Revolving Line of Credit Matures March 2008 Interest rate Prime + 1.25%	$2,000	2,000	2,000
		Preferred Stock Warrants		60	295
Waterfront Media Inc. (0.25%)		Preferred Stock		1,000	1,000

Total Waterfront Media Inc.				6,958	7,193

Total Media/Content/Info (1.79%)				6,958	7,193

Total Investments (132.24%)				$519,450	$529,972

*	Value as a percent of net assets
(1)	Preferred and common stock, warrants, and equity interests are generally non-income producing.
(2)	Gross unrealized appreciation, gross unrealized depreciation, and net appreciation for federal income tax purposes totaled $16,430, $9,009 and $7,421, respectively. The tax cost of investments is $522,551.
(3)	Except for warrants in ten publicly traded companies and common stock in four publicly traded companies, all investments are restricted at December 31, 2007 and were valued at fair value as determined in good faith by the Board of Directors. No unrestricted securities of the same issuer are outstanding. The Company uses the Standard Industrial Code for classifying the industry grouping of its portfolio companies.
(4)	Debt and warrant investments of this portfolio company have been pledged as collateral under the Credit Facility. Citigroup has an equity participation right on loans collateralized under the Credit Facility. The value of their participation right on unrealized gains in the related equity investments was approximately $690,000 at December 31, 2007 and is included in accrued liabilities and reduces the unrealized gain recognized by the Company at December 31, 2007.
(5)	Non-U.S. company or the company’s principal place of business is outside the United States.
(6)	Affiliate investment that is defined under the Investment Company Act of 1940 as companies in which HTGC owns as least 5% but not more than 25% of the voting securities of the company. All other investments are less than 5% owned.

See notes to consolidated financial statements.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	For the Years Ended December 31,
	2008	2007	2006
Investment income:
Interest	$67,283	$48,757	$26,278
Fees	8,552	5,127	3,230

Total investment income	75,835	53,884	29,508
Operating expenses:
Interest	13,121	4,404	5,770
Loan fees	2,649	1,290	810
General and administrative	6,899	5,437	5,409
Employee Compensation:
Compensation and benefits	11,595	9,135	5,779
Stock-based compensation	1,590	1,127	617

Total employee compensation	13,185	10,262	6,396

Total operating expenses	35,854	21,393	18,385
Net investment income before provision for income taxes and investment gains and losses	39,981	32,491	11,123
Provision for income taxes	—	2	643

Net investment income	39,981	32,489	10,480
Net realized gain (loss) on investments	2,643	2,791	(1,604)
Provision for excise tax	(203)	(139)	—
Net increase (decrease) in unrealized appreciation on investments	(21,426)	7,268	2,508

Net realized and unrealized gain (loss)	(18,986)	9,920	904

Net increase in net assets resulting from operations	$20,995	$42,409	$11,384

Net investment income before provision for income taxes and investment gains and losses per common share:
Basic	$1.23	$1.15	$0.83

Diluted	$1.23	$1.14	$0.82

Change in net assets per common share:
Basic	$0 .64	$1.50	$0.85

Diluted	$0.64	$1.49	$0.84

Weighted average shares outstanding
Basic	32,619	28,295	13,352

Diluted	32,619	28,387	13,527

See notes to consolidated financial statements.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

(in thousands)

			Capital in Excess of Par Value	Deferred Stock Compensation	Unrealized Appreciation on Investments	Accumulated Realized Gains (Losses) on Investments	Distributions in Excess of Investment Income	Provision for Income Taxes on Investment Gains	Net Assets
	Common Stock
	Shares	Par Value
Balance at January 1, 2006	9,802	$10	$114,525	$—	$353	$482	$(1,017)	$—	$114,353
Net increase in net assets resulting from operations	—	—	—	—	2,508	(1,604)	10,480	—	11,384
Issuance of common stock	456	1	5,288	—	—	—	—	—	5,289
Issuance of common stock in rights offering, net of offering costs	3,412	3	33,826	—	—	—	—	—	33,829
Issuance of common shares in public offerings, net of offering costs	8,200	8	104,171	—	—	—	—	—	104,179
Issuance of common stock under dividend reinvestment plan	57	—	723	—	—	—	—	—	723
Dividends declared	—	—	(1,719)	—	—	—	(13,243)	—	(14,962)
Conversion to a regulated investment company and other tax items	—	—	(197)	—	—	(850)	1,047	—	—
Stock-based compensation	—	—	618	—	—	—	—	—	618

Balance at December 31, 2006	21,927	22	257,235	—	2,861	(1,972)	(2,732)	—	255,413

Net increase in net assets resulting from operations	—	—	—	—	7,268	2,791	32,488	(139)	42,409
Issuance of common stock	26	—	371	—	—	—	—	—	371
Issuance of common stock in public offerings, net of offering costs	10,040	11	128,331	—	—	—	—	—	128,342
Issuance of common stock from warrant exercises	291	—	3,071	—	—	—	—	—	3,071
Issuance of common stock under dividend reinvestment plan	250	—	3,304	—	—	—	—	—	3,304
Issuance of common stock under restricted stock plan	7	—	91	(91)	—	—	—	—	—
Dividends declared	—	—	—	—	—	—	(33,313)	—	(33,313)
Stock-based compensation	—	—	1,127	13	—	—	—	—	1,140

Balance at December 31, 2007	32,541	33	393,530	(78)	10,129	819	(3,557)	(139)	400,737

Net increase in net assets resulting from operations	—	—	—	—	(21,426)	2,643	39,981	(203)	20,995
Issuance of common stock	7	—	70	—	—	—	—	—	70
Issuance of common stock from exercise of warrants	88	—	934	—	—	—	—	—	934
Issuance of common stock under restricted stock plans	238	—	2,847	(2,847)	—	—	—	—	—
Issuance of common stock under dividend reinvestment plan	222	—	1,414	—	—	—	—	—	1,414
Dividends declared	—	—	—	—	—	—	(43,282)	—	(43,282)
Reclassification of net assets to reflect permanent book tax differences	—	—	(1,700)	—	—	444	1,256	—	—
Stock-based compensation	—	—	988	602	—	—	—	—	1,590

Balance at December 31, 2008	33,096	$33	$398,083	$(2,323)	$(11,297)	$3,906	$(5,602)	$(342)	$382,458

See notes to consolidated financial statements.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the Years Ended December 31,
	2008	2007	2006
Cash flows from operating activities:
Net increase in net assets resulting from operations	$20,995	$42,409	$11,384
Adjustments to reconcile net increase in net assets resulting from operations to net cash used in operating activities:
Purchase of investments	(351,928)	(368,118)	(195,988)
Principal payments received on investments	269,930	128,683	87,539
Proceeds from sale of investments	20,170	5,966	4,588
Net unrealized depreciation (appreciation) on investments	21,426	(7,268)	(2,508)
Net unrealized depreciation (appreciation) on investments due to lender	143	(82)	34
Net realized (gain) loss on investments	(2,643)	(2,791)	1,604
Accretion of paid-in-kind principal	(954)	(321)	—
Accretion of loan discounts	(7,239)	(2,115)	(1,795)
Accretion of loan exit fees	(1,588)	(974)	(597)
Depreciation	306	204	65
Share-based compensation	988	1,127	618
Amortization of restricted stock grants	602	13	—
Common stock issued in lieu of director compensation	70	371	289
Amortization of deferred loan origination revenue	(5,175)	(3,016)	(2,356)
Change in operating assets and liabilities:
Interest receivable	(830)	(2,506)	(830)
Prepaid expenses and other assets	506	(421)	806
Income tax receivable	—	34	(34)
Deferred tax asset	—	—	1,454
Accounts payable	302	(360)	390
Income tax payable	98	139	(1,709)
Accrued liabilities	1,840	1,758	2,718
Deferred loan origination revenue	5,454	6,158	3,077

Net cash used in operating activities	(27,527)	(201,110)	(91,251)

Cash flows from investing activities:
Purchases of capital equipment and leasehold improvements	(606)	(181)	(817)
Other long-term assets	(6)	215	(660)

Net cash provided by (used in) investing activities	(612)	34	(1,477)

Cash flows from financing activities:
Proceeds from issuance of common stock, net	934	131,413	143,009
Dividends paid	(41,868)	(30,009)	(14,239)
Borrowings of credit facilities	252,499	246,550	50,000
Repayments of credit facilities	(169,967)	(153,300)	(85,000)
Fees paid for credit facilities and debentures	(4,073)	(2,126)	—

Net cash provided by financing activities	37,525	192,528	93,770
Net increase (decrease) in cash	9,386	(8,548)	1,042
Cash and cash equivalents at beginning of period	7,856	16,404	15,362

Cash and cash equivalents at end of period	$17,242	$7,856	$16,404

Supplemental Disclosure:
Interest paid	$10,880	$2,812	$5,661
Income taxes paid	$6	$2	$933
Common stock issued under dividend reinvestment plan	$1,414	$3,304	$723
Common stock issued under restricted stock plan	$2,847	$91	$—

See notes to consolidated financial statements.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business, Basis of Presentation and Summary of Significant Accounting Policies

Hercules Technology Growth Capital, Inc. (the “Company”) is a specialty finance company that provides debt and equity growth capital to technology-related companies at all stages of development from seed and emerging growth to expansion and established stages of development, including expanding into select publicly listed companies and lower middle market companies. The Company sources its investments through its principal office located in Silicon Valley, as well as through its additional offices in the Boston, Massachusetts, Boulder, Colorado and Chicago, Illinois. The Company was incorporated under the General Corporation Law of the State of Maryland in December 2003. The Company commenced operations on February 2, 2004 and commenced investment activities in September 2004.

The Company is an internally managed, non-diversified closed-end investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). From incorporation through December 31, 2005, the Company was taxed as a corporation under Subchapter C of the Internal Revenue Code of 1986, (the “Code”). Effective January 1, 2006, the Company has elected to be treated for tax purposes as a regulated investment company, or RIC, under the Code (see Note 4).

The Company formed Hercules Technology II, L.P. (“HT II”), which was licensed on September 27, 2006, to operate as a Small Business Investment Company (“SBIC”) under the authority of the Small Business Administration (“SBA”). As an SBIC, the Fund is subject to a variety of regulations concerning, among other things, the size and nature of the companies in which it may invest and the structure of those investments. The Company also formed Hercules Technology SBIC Management, LLC (“HTM”), a limited liability company. HTM is a wholly-owned subsidiary of the Company. The Company is the sole limited partner of HT II and HTM is the general partner (see Note 3).

The Company also established wholly owned subsidiaries, all of which are structured as Delaware corporations and limited liability companies, to hold portfolio companies organized as limited liability companies, or LLCs, (or other forms of pass-through entities). We currently qualify RIC for federal income tax purposes, which allows us to avoid paying corporate income taxes on any income or gains that we distribute to our stockholders. The purpose of establishing these entities is satisfy the RIC tax requirement that at least 90% of our gross income for income tax purposes is investment income.

The consolidated financial statements include the accounts of the Company and its subsidiaries. All inter-company accounts and transactions have been eliminated in consolidation. In accordance with Article 6 of Regulation S-X under the Securities Act of 1933 and the Securities and Exchange Act of 1934, the Company does not consolidate portfolio company investments.

Summary of Significant Accounting Policies

Use of Estimates

The accompanying consolidated financial statements are presented in conformity with accounting principles generally accepted in the United States. This requires management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, and actual results could differ from those estimates.

Valuation of Investments

Our investments are carried at fair value in accordance with the 1940 Act and Statement of Financial Accounting Standards (“SFAS”) No. 157, Fair Value Measurements (“FAS No. 157”). At December 31, 2008,

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

approximately 96% of the Company’s total assets represented investments in portfolio companies of which greater than 99% are valued at fair value by the Board of Directors. Value, as defined in Section 2(a) (41) of the 1940 Act, is (i) the market price for those securities for which a market quotation is readily available and (ii) for all other securities and assets, fair value is as determined in good faith by the Board of Directors. Since there is typically no readily available market value for the investments in the Company’s portfolio, it values substantially all of its investments at fair value as determined in good faith pursuant to a consistent valuation policy and the Company’s Board of Directors in accordance with the provisions of FAS 157 and the 1940 Act. Due to the inherent uncertainty in determining the fair value of investments that do not have a readily available market value, the fair value of the Company’s investments determined in good faith by its Board may differ significantly from the value that would have been used had a ready market existed for such investments, and the differences could be material.

We adopted FAS No. 157, Fair Value Measurements (“FAS 157”) on January 1, 2008. FAS 157 establishes a framework for measuring the fair value of the assets and liabilities and outlines a fair value hierarchy which prioritizes the inputs used to measure fair value and the effect of fair value measures on earnings. FAS 157 also enhances disclosure requirements for fair value measurements based on the level within the hierarchy of the information used in the valuation. FAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value but doesn’t expand the use of fair value in any new circumstances. FAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In October 2008, the Financial Accounting Standards Board, or the FASB, issued FASB Staff Position (“FSP”) No. 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active. FSP No. 157-3 clarifies the application of SFAS No. 157 in a market that is not active. More specifically, FSP No. 157-3 states that significant judgment should be applied to determine if observable data in a dislocated market represents forced liquidations or distressed sales and are not representative of fair value in an orderly transaction. FSP No. 157-3 also provides further guidance that the use of a reporting entity’s own assumptions about future cash flows and appropriately risk-adjusted discount rates is acceptable when relevant observable inputs are not available. In addition, FSP No. 157-3 provides guidance on the level of reliance of broker quotes or pricing services when measuring fair value in a non active market stating that less reliance should be placed on a quote that does not reflect actual market transactions and a quote that is not a binding offer. The guidance in FSP No. 157-3 is effective upon issuance for all financial statements that have not been issued and any changes in valuation techniques as a result of applying FSP No. 157-3 are accounted for as a change in accounting estimate.

Consistent with FAS 157, the Company determines fair value to be the amount for which an investment could be exchanged in a current sale, which assumes an orderly disposition over a reasonable period of time between willing parties other than in a forced or liquidation sale. The Company’s valuation policy considers the fact that no ready market exists for substantially all of the securities in which it invests.

In accordance with FAS 157, the Company has considered the principal market, or the market in which it exits its portfolio investments with the greatest volume and level of activity. FAS 157 requires that the portfolio investment is assumed to be sold in the principal market to market participants, or in the absence of a principal market, the most advantageous market. Market participants are defined as buyers and sellers in the principal or most advantageous market that are independent, knowledgeable, and willing and able to transact. The Company believes that the market participants for its investments are primarily other technology-related companies. Such participants acquire the company’s investments in order to gain access to the underlying assets of the portfolio company. As such, the Company believes the estimated value of the collateral of the portfolio company, up to the cost value of the investment, represents the fair value of the investment.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Determining fair value requires that judgment be applied to the specific facts and circumstances of each portfolio investment, although the Company’s valuation policy is intended to provide a constant basis for determining the fair value of portfolio investments. Unlike banks, the Company is not permitted to provide a general reserve for anticipated loan losses. Instead, the Company must determine the fair value of each individual investment on a quarterly basis. The Company records unrealized depreciation on investments when it believes that an investment has decreased in value, including where collection of a loan or realization of an equity security is doubtful. Conversely, where appropriate, the Company records unrealized appreciation if it believes that the underlying portfolio company has appreciated in value and, therefore, that its investment has also appreciated in value.

As a business development company providing debt and equity capital primarily to technology-related companies, the Company invests primarily in illiquid securities including debt and equity-related securities of private companies. The Company’s investments are generally subject to some restrictions on resale and generally have no established trading market. Because of the type of investments that the Company makes and the nature of its business, its valuation process requires an analysis of various factors that might be considered in a hypothetical secondary market. The Company’s valuation methodology includes the examination of criteria similar to those used in its original investment decision, including, among other things, the underlying investment performance, the current portfolio company’s financial condition and market changing events that impact valuation, estimated remaining life, current market yield and interest rate spreads of similar securities as of the measurement date. If there is a significant deterioration of the credit quality of a debt investment, we may consider other factors that a hypothetical market participant would use to estimate fair value, including the proceeds that would be received in a liquidation analysis.

At December 31, 2008, approximately 96% of the Company’s total assets represented investments in portfolio companies of which greater than 99% are valued at fair value by the Board of Directors. Value, as defined in Section 2(a) (41) of the 1940 Act, is (i) the market price for those securities for which a market quotation is readily available and (ii) for all other securities and assets, fair value is as determined in good faith by the Board of Directors. Since there is typically no readily available market value for the investments in the Company’s portfolio, it values substantially all of its investments at fair value as determined in good faith pursuant to a consistent valuation policy and the Company’s Board of Directors in accordance with the provisions of FAS 157 and the 1940 Act. Due to the inherent uncertainty in determining the fair value of investments that do not have a readily available market value, the fair value of the Company’s investments determined in good faith by its Board may differ significantly from the value that would have been used had a ready market existed for such investments, and the differences could be material.

When originating a debt instrument, the Company generally receives warrants or other equity-related securities from the borrower. The Company determines the cost basis of the warrants or other equity-related securities received based upon their respective fair values on the date of receipt in proportion to the total fair value of the debt and warrants or other equity-related securities received. Any resulting discount on the loan from recordation of the warrant or other equity instruments is accreted into interest income over the life of the loan.

At each reporting date, privately held debt and equity securities are valued based on an analysis of various factors including, but not limited to, the portfolio company’s operating performance and financial condition and general market conditions that could impact the valuation. When an external event occurs, such as a purchase transaction, public offering, or subsequent equity sale, the pricing indicated by that external event is utilized to corroborate the Company’s valuation of the debt and equity securities. The Company periodically reviews the valuation of its portfolio companies that have not been involved in a qualifying external event to determine if the enterprise value of the portfolio company may have increased or decreased since the last valuation measurement

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

date. The Company may consider, but is not limited to, industry valuation methods such as price to enterprise value or price to equity ratios, discounted cash flow, valuation comparisons to comparable public companies or other industry benchmarks in its evaluation of the fair value of its investment. We have a limited number of equity securities in public companies. In accordance with the 1940 Act, unrestricted minority-owned publicly traded securities for which market quotations are readily available are valued at the closing market quote on the valuation date.

An unrealized loss is recorded when an investment has decreased in value, including: where collection of a loan is doubtful, there is an adverse change in the underlying collateral or operational performance, there is a change in the borrower’s ability to pay, or there are other factors that lead to a determination of a lower valuation for the debt or equity security. Conversely, unrealized appreciation is recorded when the investment has appreciated in value. Securities that are traded in the over the counter markets or on a stock exchange will be valued at the prevailing bid price at period end. The Board of Directors estimates the fair value of warrants and other equity-related securities in good faith using a Black-Scholes pricing model and consideration of the issuer’s earnings, sales to third parties of similar securities, the comparison to publicly traded securities, and other factors.

The Company has categorized all investments recorded at fair value in accordance with FAS 157 based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, defined by FAS 157 and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

Level 1—Inputs are unadjusted, quoted prices in active markets for identical assets at the measurement date. The types of assets carried at Level 1 fair value generally are equities listed in active markets.

Level 2—Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset in connection with market data at the measurement date and for the extent of the instrument’s anticipated life. Fair valued assets that are generally included in this category are warrants held in a public company.

Level 3—Inputs reflect management’s best estimate of what market participants would use in pricing the asset at the measurement date. It includes prices or valuations that require inputs that are both significant to the fair value measurement and unobservable. Generally, assets carried at fair value and included in this category are the debt investments and warrants and equities held in a private company.

Investments measured at fair value on a recurring basis are categorized in the tables below based upon the lowest level of significant input to the valuations:

(in thousands) Description	12/31/2008	Investments at Fair Value as of December 31, 2008
		Quoted Prices In Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Senior secured debt	$534,230	$—	$—	$534,230
Senior debt-second lien	5,824	—	—	5,824
Preferred stock	21,249	—	—	21,249
Common stock	2,115	221	—	1,894
Warrants	17,883	—	2,931	14,952

	$581,301	$221	$2,931	$578,149

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The table below presents a reconciliation for all assets and liabilities measured at fair value on a recurring basis, excluding accrued interest components, using significant unobservable inputs (Level 3) for the year ended December 31, 2008:

Fair Value Measurements Using Significant Unobservable Inputs (in thousands)	Year Ended December 31, 2008
Balance at January 1, 2008	$522,740
Total gains or losses
Net realized gains/(losses)(1)	(3,258)
Net change in unrealized appreciation or depreciation(2)	(17,676)
Purchases, repayments, and exits, net	76,343
Transfer in and/or out of level 3	—

Balance at December 31, 2008	$578,149

Net unrealized losses during the period relating to assets still held at the reporting date	(8,162)

(1)	Includes net realized gains/(losses) recorded as realized gains or losses in the accompanying consolidated statement of operations.
(2)	Included in change in net unrealized appreciation or depreciation in the accompanying consolidated statement of operations.

As required by the 1940 Act, the Company classifies its investments by level of control. “Control Investments” are defined in the 1940 Act as investments in those companies that the Company is deemed to “Control.” Generally, under the 1940 Act, the Company is deemed to “Control” a company in which it has invested if it owns 25% or more of the voting securities of such company or has greater than 50% representation on its board. “Affiliate Investments” are investments in those companies that are “Affiliated Companies” of the Company, as defined in the 1940 Act, which are not Control Investments. The Company is deemed to be an “Affiliate” of a company in which it has invested if it owns 5% or more but less than 25% of the voting securities of such company. “Non-Control/Non-Affiliate Investments” are those investments that are neither Control Investments nor Affiliate Investments. At December 31, 2008, the Company had investments in three portfolio companies deemed to be Affiliates. Income derived from these investments was less than $280,000 since these investments became Affiliates. At December 31, 2006, none of the Company’s investments were deemed to be Affiliates. No realized gains or losses related to Affiliates were recognized during the years end December 31, 2008, 2007 or 2006. We recognized unrealized depreciation of approximately $4.4 million and $1.7 million on affiliate investments in 2008 and 2007, respectively, and no unrealized gains or losses in 2006.

Security transactions are recorded on the trade-date basis.

Income Recognition

Interest income is recorded on the accrual basis to the extent it is expected to be collected. Original Issue Discount (“OID”), represents the estimated fair value of detachable equity warrants obtained in conjunction with the acquisition of debt securities and is accreted into interest income over the term of the loan as a yield enhancement. When a loan becomes 90 days or more past due, or if management otherwise does not expect the portfolio company to be able to service its debt and other obligations, the Company will, as a general matter, place the loan on non-accrual status and cease recognizing interest income on that loan until all principal and interest has been brought current through payment. However, Hercules may make exceptions to this policy if the investment has sufficient collateral value and is in the process of collection. There were fours loans on non-accrual status as of December 31, 2008 with an aggregated cost of $2.9 million and fair values of $864,000. All of these loans were less than 90 days past due. There were no loans on non-accrual as of December 31, 2007.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Contractual paid-in-kind (“PIK”) interest, which represents contractually deferred interest added to the loan balance that is generally due at the end of the loan term, is generally recorded on the accrual basis to the extent such amounts are expected to be collected. The Company will generally cease accruing PIK interest if there is insufficient value to support the accrual or if it does not expect the portfolio company to be able to pay all principal and interest due. To maintain its status as a RIC, PIK income must be paid out to stockholders in the form of dividends even though the Company has not yet collected the cash. Amounts necessary to pay these dividends may come from available cash or the liquidation of certain investments. For the years ended December 31, 2008 and 2007, the Company recognized approximately $1.0 million and $381,000 in PIK income. There was no PIK income in 2006.

Loan origination and commitment fees received in full at the inception of a loan are deferred and amortized into fee income as an enhancement to the related loan’s yield over the contractual life of the loan. Loan exit fees to be paid at the termination of the loan are accreted into fee income over the contractual life of the loan. The Company had approximately $6.9 million and $6.6 million of unamortized fees at December 31, 2008 and 2007, respectively, and approximately $3.6 million and $2.0 million in exit fees receivable at December 31, 2008 and 2007, respectively.

In certain investment transactions, the Company may provide advisory services. For services that are separately identifiable and external evidence exists to substantiate fair value, income is recognized as earned, which is generally when the investment transaction closes. The Company had no income from advisory services in 2008, 2007 or 2006.

Financing costs

Debt financing costs are fees and other direct incremental costs incurred by the Company in obtaining debt financing and are recognized as prepaid expenses amortized into the consolidated statement of operations as loan fees over the term of the related debt instrument. As part of the Credit Facility, at December 31, 2008 and 2007, the Company had prepaid debt financing costs of approximately $466,000 and $280,000, respectively, net of accumulated amortization. The prepaid debt financing costs and expenses incurred by the Company with its Wells Facility is approximately $814,000, net of accumulated amortization as of December 31, 2008. There were no fees related to the Wells Facility as of December 31, 2007. In addition, as part of the SBA debenture, the Company had approximately $3.9 million and 2.5 million, net of accumulated amortization, of prepaid commitment and leverage fees as of December 31, 2008 and 2007, respectively.

Cash Equivalents

The Company considers money market funds and other highly liquid short-term investments with a maturity of less than 90 days to be cash equivalents.

Stock Based Compensation

The Company recognizes share based compensation in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (“FAS 123R”). Under FAS 123R, compensation expense associated with stock based compensation is measured at the grant date based on the fair value of the award and is recognized over the vesting period. Determining the appropriate fair value model and calculating the fair value of stock-based awards at the grant date requires judgment, including estimating stock price volatility, forfeiture rate and expected option life.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Earnings Per Share (EPS)

Basic EPS is calculated by dividing net earnings applicable to common shareholders by the weighted average number of common shares outstanding. Common shares outstanding includes common stock and restricted stock for which no future service is required as a condition to the delivery of the underlying common stock. Diluted EPS includes the determinants of basic EPS and, in addition, reflects the dilutive effect of the common stock deliverable pursuant to stock warrants and options and to restricted stock for which future service is required as a condition to the delivery of the underlying common stock.

Income Taxes

We operate to qualify to be taxed as a RIC under the Internal Revenue Code. Generally, a RIC is entitled to deduct dividends it pays to its shareholders from its income to determine “taxable income.” Taxable income includes our net taxable interest, dividend and fee income, as well as our net realized capital gains. Taxable income includes our net taxable interest, dividend and fee income, as well as our net realized capital gains. Taxable income generally differs from net income for financial reporting purposes due to temporary and permanent differences in the recognition of income and expenses. In addition, taxable income generally excludes any unrealized appreciation or depreciation in our investments, because gains and losses are not included in taxable income until they are realized and required to be recognized. Taxable income includes certain income, such as contractual payment-in-kind interest and amortization of discounts and fees that is required to be accrued for tax purposes even though cash collections of such income are generally deferred until repayment of the loans or debt securities that gave rise to such income.

We have distributed and currently intend to distribute sufficient dividends to eliminate taxable income. We are subject to a nondeductible federal excise tax of 4% if we do not distribute at least 98% of our investment company taxable income in any calendar year and 98% of our capital gain net income for each one year period ending on October 31. During the years ended December 31, 2008 and 2007, we recorded a provision for excise tax of approximately $203,000 and $139,000, respectively, on income and capital gains of approximately $5.0 million and 4.3 million, respectively, to be distributed in 2009 and 2008. The maximum amount of excess taxable income that may be carried over for distribution in the next year under the Code is the total amount of dividends paid in the following year, subject to certain declaration and payment guidelines.

Dividends

Dividends and distributions to common stockholders are approved by the Board of Directors on a quarterly basis and the dividend payable is recorded on the ex-dividend date.

We have adopted an “opt out” dividend reinvestment plan that provides for reinvestment of our distribution on behalf of our stockholders, unless a stockholder elects to receive cash. As a result, if our Board of Directors authorizes, and we declare a cash dividend, then our stockholders who have not “opted out” of our dividend reinvestment plan will have their cash dividend automatically reinvested in additional shares of our common stock, rather than receiving the cash dividends. During 2008 and 2007, the Company issued approximately 222,000 and 250,000 shares, respectively, of common stock to shareholders in connection with the dividend reinvestment plan.

Segments

The Company lends to and invests in portfolio companies in various sectors of technology-related. The Company separately evaluates the performance of each of its lending and investment relationships. However,

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

because each of these loan and investment relationships has similar business and economic characteristics, they have been aggregated into a single lending and investment segment. All segment disclosures are included in or can be derived from the Company’s consolidated financial statements.

Reclassifications

Certain prior period information has been reclassified to conform to current year presentation.

Recent Accounting Pronouncements

In September 2006, the FASB issued FAS 157. FAS 157 defines fair value, establishes a framework for measuring fair value, outlines a fair value hierarchy based on inputs used to measure fair value and enhances disclosure requirements for fair value measurements. SFAS 157 does not change existing guidance as to whether an instrument is carried at fair value.

The Company adopted FAS 157 effective January 1, 2008. No material change to the Company’s financial statements resulted from its adoption of FAS 157. For additional information regarding the Company’s adoption of FAS 157, see Note 2, “Investments,” to the Consolidated Financial Statements.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115. This statement permits an entity to choose to measure many financial instruments and certain other items at fair value. This statement applies to all reporting entities, and contains financial statement presentation and disclosure requirements for assets and liabilities reported at fair value as a consequence of the election. This statement is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years.

In October 2008, the FASB issued FSP 157-3 “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (FSP 157-3). FSP 157-3 clarifies the application of SFAS No. 157 in a market that is not active, and addresses application issues such as the use of internal assumptions when relevant observable data does not exist, the use of observable market information when the market is not active, and the use of market quotes when assessing the relevance of observable and unobservable data. FSP 157-3 is effective for all periods presented in accordance with SFAS No. 157. The adoption of FSP 157-3 did not have a significant impact on our financial results or fair value determinations.

In June 2008, the FASB issued FSP No. EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities (“FSP EITF 03-6-1”). The objective of this FSP is to address questions that arose regarding whether unvested share-based payment awards with rights to receive dividends or dividend equivalents should be considered participating securities for the purposes of applying the two-class method of calculating earnings per share (“EPS”), pursuant to FASB Statement No. 128, Earnings per Share. In FSP EITF 03-6-1, the FASB staff concluded that unvested share-based payment awards that contain rights to receive non-forfeitable dividends or dividend equivalents (whether paid or unpaid) are participating securities, and thus, should be included in the two-class method of computing EPS. It is effective for fiscal years beginning after December 15, 2008, and interim periods within those years with early application prohibited. This FSP requires that all prior-period EPS data be adjusted retrospectively. Management is currently evaluating the impact on our consolidated financial statements of adopting FSP EITF 03-6-1.

2. Investments

Investments consist of securities issued by privately- and publicly-held companies consisting of senior debt, subordinated debt, warrants and preferred equity securities. Our investments are identified in the accompanying consolidated schedule of investments. Our debt securities are payable in installments with final maturities generally from 3 to 7 years and are generally collateralized by all assets of the borrower.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A summary of the composition of the Company’s investment portfolio as of December 31, 2008 and 2007 at fair value is shown as follows:

	December 31, 2008		December 31, 2007
(in thousands)	Investments at Fair Value	Percentage of Total Portfolio	Investments at Fair Value	Percentage of Total Portfolio
Senior secured debt with warrants	$445,574	76.6%	$429,760	81.1%
Senior secured debt	106,266	18.2%	61,483	11.6%
Preferred stock	21,249	3.8%	23,265	4.4%
Senior debt-second lien with warrants	6,097	1.0%	12,078	2.3%
Common Stock	2,115	0.4%	2,938	0.5%
Subordinated debt with warrants	—	—	448	0.1%

	$581,301	100.0%	$529,972	100.0%

A summary of the Company’s investment portfolio, at value, by geographic location is as follows:

	December 31, 2008		December 31, 2007
(in thousands)	Investments at Fair Value	Percentage of Total Portfolio	Investments at Fair Value	Percentage of Total Portfolio
United States	$537,470	92.5%	$512,724	96.8%
Canada	21,210	3.6%	15,001	2.8%
Israel	19,621	3.4%	2,247	0.4%
Netherlands	3,000	0.5%

	$581,301	100.0%	$529,972	100.0%

The following table shows the fair value of our portfolio by industry sector as of December 31, 2008 and 2007 (excluding unearned income):

	December 31, 2008		December 31, 2007
(in thousands)	Investments at Fair Value	Percentage of Total Portfolio	Investments at Fair Value	Percentage of Total Portfolio
Communications & networking	$118,133	20.3%	$114,014	21.5%
Software	80,885	13.9%	38,963	7.4%
Drug discovery	70,320	12.1%	95,294	18.0%
Information services	63,533	10.9%	58,464	11.0%
Electronics & computer hardware	40,481	7.0%	50,953	9.6%
Specialty pharmaceuticals	29,870	5.1%	45,646	8.6%
Biotechnology tools	29,124	5.0%	9,714	1.8%
Consumer & business products	25,250	4.3%	2,817	0.5%
Drug delivery	24,952	4.3%	22,725	4.3%
Internet consumer & business services	19,759	3.4%	16,918	3.2%
Semiconductors	17,766	3.1%	25,501	4.8%
Media/Content/Information	17,667	3.1%	7,193	1.4%
Therapeutic	15,661	2.7%	12,853	2.4%
Diagnostic	13,494	2.3%	2,316	0.5%
Surgical Devices	10,013	1.7%	16,821	3.2%
Energy	4,393	0.8%	7,016	1.3%
Advanced Specialty Materials & Chemicals	—	—	2,764	0.5%

	$581,301	100.0%	$529,972	100.0%

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the years ended December 31, 2008 and 2007, the Company made investments in debt securities totaling $346.0 million and $355.5 million, respectively, and made investments in equity securities of approximately $5.9 million and $12.6 million, respectively. In addition, during the year ended December 31, 2008, the Company converted approximately $3.1 million of debt to equity in four portfolio companies. The Company exercised an equity participation right with one portfolio company and converted $4.8 million of debt to equity during the year ended December 31, 2007. No single portfolio investment represents more than 10% of the fair value of the investments as of December 31, 2008 and 2007.

3. Borrowings

Credit Facility

The Company, through Hercules Funding Trust I, an affiliated statutory trust, has a securitized credit facility (the “Credit Facility”) with Citigroup Global Markets Realty Corp. and Deutsche Bank Securities Inc. The initial Credit Facility was a one year facility with an interest rate of LIBOR plus a spread of 1.20% and a borrowing capacity of $250.0 million.

On May 7, 2008, the Company amended and renewed its Credit Facility with Citigroup and Deutsche Bank providing for a borrowing capacity of $134.9 million and extending the expiration date to October 31, 2008. Under the terms of the amended agreement, the Company paid a renewal fee of approximately $1.3 million, interest on all borrowings was set at LIBOR plus a spread of 5.0%, and a fee of 2.50% is charged on any unused portion of the facility. The Credit Facility is collateralized by loans from the Company’s investment in portfolio companies, and includes an advance rate of approximately 45% of eligible loans. The Credit Facility contains covenants that, among other things, require the Company to maintain a minimum net worth and to restrict the loans securing the Credit Facility to certain dollar amounts, to concentrations in certain geographic regions and industries, to certain loan grade classifications, to certain security interests, and to certain interest payment terms. On October 31, 2008 the Company’s Credit Facility expired under the normal terms. All subsequent payments secured from the portfolio companies whose debt is included in the Credit Facility collateral pool will be applied against interest and principal outstanding under the Credit Facility until April 30, 2009, when all outstanding interest and principal are due and payable. During the amortization period, the Company no longer pays a non-use fee on the Credit Facility, although borrowings under the Credit Facility bear interest at a rate per annum equal to Libor plus 6.5% during the amortization period. At December 31, 2008, the Company had $89.6 million outstanding under the Credit Facility, and was in compliance with all covenants.

In January 2009, Roche completed its acquisition of Memory Pharmaceuticals, providing Hercules with approximately $12.0 million of early principal repayment. This early repayment combined with the normal principal received in January allowed Hercules to further reduce it liability under the Credit Facility by approximately $18.7 million, bringing the balance outstanding to approximately $70.9 million as of January 31, 2009.

As of December 31, 2008, the Company, through its special purpose entity (SPE), had transferred pools of loans and warrants with a fair value of approximately $263.4 million to Hercules Funding Trust I and had drawn $89.6 million under the Credit Facility. Transfers of loans have not met the requirements of SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, for sales treatment and are, therefore, treated as secured borrowings, with the transferred loans remaining in investments and the related liability recorded in borrowings. The average debt outstanding under the Credit Facility for year ended December 31, 2008 and December 31, 2007 was approximately $102.9 million and $52.1 million, respectively, and the average interest rate was approximately 6.88% and 6.56%, respectively, excluding facility fees.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Citigroup has an equity participation right through a warrant participation agreement on the pool of loans and warrants collateralized under the Credit Facility. Pursuant to the warrant participation agreement, the Company granted to Citigroup a 10% participation in all warrants held as collateral. However, no additional warrants are included in collateral subsequent to the facility amendment on May 2, 2007. As a result, Citigroup is entitled to 10% of the realized gains on the warrants until the realized gains paid to Citigroup pursuant to the agreement equals $3,750,000 (the “Maximum Participation Limit”). The obligations under the warrant participation agreement continue even after the Credit Facility is terminated until the Maximum Participation Limit has been reached. During the year ended December 31, 2008, the Company recorded a reduction of the derivative liability related to this obligation and decreased its unrealized losses by approximately $143,000 for Citigroup’s participation in unrealized gains in the warrant portfolio. The value of their participation right on unrealized gains in the related equity investments was approximately $498,000 at December 31, 2008 and is included in accrued liabilities. Based on the Company’s average borrowings for the years ended December 31, 2008 and December 31, 2007, the amount of expense it recorded for its realized and unrealized gains for the related periods, the additional cost of borrowings as a result of the warrant participation agreement could increase by approximately 0.09% and 1.03%, respectively. There can be no assurances that the unrealized appreciation of the warrants will not be higher or lower in future periods due to fluctuations in the value of the warrants, thereby increasing or reducing the effect on the cost of borrowing. Since inception of the agreement, the Company has paid Citigroup approximately $970,000 under the warrant participation agreement thereby reducing its realized gains by this amount.

Long-term SBA Debentures

In January 2005, the Company formed HT II and HTM. HT II is licensed as a SBIC. HT II borrows funds from the SBA against eligible investments and additional deposits to regulatory capital. Under the Small Business Investment Act and current SBA policy applicable to SBICs, an SBIC can have outstanding at any time SBA guaranteed debentures up to twice the amount of its regulatory capital. As of December 31, 2008, the maximum statutory limit on the dollar amount of outstanding SBA guaranteed debentures issued by a single SBIC is $137.1 million, subject to periodic adjustments by the SBA. With $65.3 million of regulatory capital as of December 31, 2008, HT II has the current capacity to issue up to a total of $130.6 million of SBA guaranteed debentures, of which $127.2 million was outstanding. In February 2009, the Company invested $3.25 million in regulatory capital and submitted a leverage request to allow up to $137.1 million, subject to the payment of a 1% commitment fee to the SBA on the amount of the commitment. Currently, HT II has paid commitment fees of approximately $1.3 million. There is no assurance that HT II will be able to draw up to the maximum limit available under the SBIC program.

SBICs are designed to stimulate the flow of private equity capital to eligible small businesses. Under present SBA regulations, eligible small businesses include businesses that have a tangible net worth not exceeding $18 million and have average annual fully taxed net income not exceeding $6.0 million for the two most recent fiscal years. In addition, SBICs must devote 20.0% of its investment activity to “smaller” concerns as defined by the SBA. A smaller concern is one that has a tangible net worth not exceeding $6.0 million and has average annual fully taxed net income not exceeding $2.0 million for the two most recent fiscal years. SBA regulations also provide alternative size standard criteria to determine eligibility, which depend on the industry in which the business is engaged and are based on such factors as the number of employees and gross sales. According to SBA regulations, SBICs may make long-term loans to small businesses, invest in the equity securities of such businesses and provide them with consulting and advisory services. Through its wholly-owned subsidiary HT II, the Company plans to provide long-term loans to qualifying small businesses, and in connection therewith, make equity investments.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

HT II is periodically examined and audited by the Small Business Administration’s staff to determine its compliance with small business investment company regulations. As of December 31, 2008, HT II could draw up to $130.6 million of leverage from the SBA as noted above. Borrowings under the program are charged interest based on ten year treasury rates plus a spread and the rates are generally set for a pool of debentures issued by the SBA in six month periods. The rate for the $12 million of borrowings originated from March 13, 2007 to September 10, 2007 was set by the SBA on September 26, 2007 at 5.528%. The rate for the $58.1 million borrowings made after September 10, 2007 through March 13, 2008 was set by the SBA on March 26, 2008 at 5.471%. The rate for the $38.8 million borrowings made after March 13, 2008 through September 10, 2008 was set by the SBA on September 24, 2008 at 5.725% and the additional $18.4 million of borrowings made after September 13, 2008 are based on LIBOR plus a spread of 0.30% until the next interest rate set by the SBA occurs in March of 2009. In addition, the SBA charges a fee that is set annually, depending on the Federal fiscal year the leverage commitment was delegated by the SBA, regardless of the date that the leverage was drawn by the SBIC. The 2008 and 2007 annual fee has been set at 0.906%. Interest is payable semi-annually and there are no principal payments required on these issues prior to maturity. Debentures under the SBA generally mature ten years after being borrowed. Based on the initial draw down date of April 2007, the initial maturity of SBA debentures will occur in April 2017.

Wells Facility

On August 25, 2008, the Company, through a special purpose wholly-owned subsidiary of the Company, Hercules Funding II, LLC, entered into a two-year revolving senior secured credit facility with an optional one-year extension with total commitments of $50 million, with Wells Fargo Foothill as a lender and as an arranger and administrative agent (the “Wells Facility”). The Wells Facility has the capacity to increase to $300 million if additional lenders are added to the syndicate. The Wells Facility expires on August 25, 2010, unless the option to extend the facility is exercised by the parties to the agreement.

Borrowings under the Wells Facility will generally bear interest at a rate per annum equal to Libor plus 3.25% or PRIME plus 2.0%, but not less than 5.0%. The Wells Facility requires the payment of a non-use fee of 0.5% annually, which reduces to 0.3% on the one year anniversary of the credit facility. The Wells Facility is collateralized by debt investments in our portfolio companies, and includes an advance rate equal to 50% of eligible loans placed in the collateral pool. The Wells Facility generally requires payment of interest on a monthly basis. All outstanding principal is due upon maturity, which includes the extension if exercised. We paid a one time $750,000 structuring fee in connection with the Wells Facility which is being amortized over a 2 year period. There was no outstanding debt under the Wells Facility at December 31, 2008.

The Wells Facility requires various financial and operating covenants. These covenants require us to maintain certain financial ratios and a minimum tangible net worth of $360 million. The Wells Facility provides for customary events of default, including, but not limited to, payment defaults, breach of representations or covenants, bankruptcy events and change of control. We were in compliance with all covenants at December 31, 2008.

At December 31, 2008 and December 31, 2007, the Company had the following borrowing capacity and outstandings:

	December 31, 2008		December 31, 2007
(in thousands)	Facility Amount	Amount Outstanding	Facility Amount	Amount Outstanding
Credit Facility	$89,582	$89,582	$250,000	$79,200
Wells Facility	50,000	—	—	—
SBA Debenture	130,600	127,200	127,200	55,050

Total	$270,182	$216,782	$377,200	$134,250

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. Income Taxes

The Company intends to operate so as to qualify to be taxed as a RIC under Subchapter M of the Code and, as such, will not be subject to federal income tax on the portion of taxable income and gains distributed to stockholders.

To qualify as a RIC, the Company is required to meet certain income and asset diversification tests in addition to distributing at least 90% of its investment company taxable income, as defined by the Code. Because federal income tax regulations differ from accounting principles generally accepted in the United States, distributions in accordance with tax regulations may differ from net investment income and realized gains recognized for financial reporting purposes. Differences may be permanent or temporary in nature. Permanent differences are reclassified among capital accounts in the financial statements to reflect their tax character. Differences in classification may also result from the treatment of short-term gains as ordinary income for tax purposes. During the year ended December 31, 2008 and 2007, the Company reclassified for book purposes amounts arising from permanent book/tax differences primarily related to accelerated revenue recognition for income tax purposes, respectively, as follows:

(in thousands)	2008	2007
Distributions in excess of investment income	$1,256	$(642)
Accumulated realized gains	444	1,463
Additional paid-in capital	(1,700)	(821)

For income tax purposes, distributions paid to shareholders are reported as ordinary income, return of capital, long term capital gains or a combination thereof. The tax character of distributions paid for the years ended December 31, 2008 and 2007 was as follows:

(in thousands)	2008	2007
Ordinary Income(a)	$40,780	$33,313
Long term capital gains	2,501	—
Return of capital	—	—

Total reported on tax Form 1099-DIV	$43,281	$33,313

(a)	Ordinary income is reported on form 1099-DIV as non-qualified.

The aggregate gross unrealized appreciation of our investments over cost for federal income tax purposes was $8.5 million and $16.4 million as of December 31, 2008 and 2007, respectively. The aggregate gross unrealized depreciation of our investments under cost for federal income tax purposes was $22.6 million and $9.0 million as of December 31, 2008 and 2007, respectively. The net unrealized depreciation over cost for federal income tax purposes was $14.1 million as of December 31, 2008 and net unrealized appreciation over cost for federal income tax purposes was $7.4 million as of December 31, 2007. The aggregate cost of securities for federal income tax purposes was $595.4 million and $522.6 million as of December 31, 2008 and 2007, respectively.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

At December 31, 2008 and 2007, the components of distributable earnings on a tax basis detailed below differ from the amounts reflected in the Company’s Statement of Assets and Liabilities by temporary book/tax differences primarily arising from the treatment of loan related yield enhancements.

(in thousands)	2008	2007
Accumulated Capital Gains (Losses)	$—	$3,258
Other Temporary Difference	(4,729)	(2,988)
Undistributed Ordinary Income	5,723	915
Unrealized Appreciation (Depreciation)	(14,329)	4,857

Components of Distributable Earnings	$(13,335)	$6,042

5. Shareholders’ Equity

The Company is authorized to issue 60,000,000 shares of common stock with a par value of $0.001. Each share of common stock entitles the holder to one vote.

In conjunction with a June 2004 private placement, the Company issued warrants to purchase one share of common stock within five years (the “Five Year Warrants”). The exercise price of these warrants is $10.57, and the warrants will expire in June 2009.

A summary of activity in the 5 Year Warrants for each of the three periods ended December 31, 2008 is as follows:

Five-Year Warrants
Outstanding at January 1, 2006	616,672
Warrants issued	—
Warrants cancelled	—
Warrants exercised	—

Outstanding at December 31, 2006	616,672
Warrants issued	—
Warrants cancelled	—
Warrants exercised	(244,735)

Outstanding at December 31, 2007	371,937
Warrants issued	—
Warrants cancelled	—
Warrants exercised	(88,323)

Outstanding at December 31, 2008	283,614

The Company received net proceeds of approximately $934,000 and $3.1 million from the exercise of the 5-Year Warrants in the period ended December 31, 2008 and 2007, respectively.

On March 7, 2006, the Company issued 432,900 shares of common stock for approximately $5.0 million in a private placement. The shares of common stock are subject to a registration rights agreement between the Company and the purchasers. The shares were registered pursuant to a registration statement that was declared effective on June 7, 2006.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On April 21, 2006, the Company raised approximately $33.8 million, net of issuance costs, from a rights offering of 3,411,992 shares of its common stock. The shares were sold at $10.55 per share which was equivalent to 95% of the volume weighted average price of shares traded during the ten days immediately prior to the expiration date of the offering.

On October 20, 2006, the Company raised approximately $30.0 million, net of issuance costs, in a public offering of 2.5 million shares of its common stock.

On December 12, 2006, the Company raised approximately $74.1 million, net of issuance costs, in a public offering of 5.7 million shares of its common stock.

On January 3, 2007, in connection with the December 12, 2006 common stock issuance, the underwriters exercised their overallotment option and purchased an additional 840,000 shares of common stock for additional net proceeds of approximately $10.9 million.

On June 4, 2007, the Company raised approximately $102.2 million, net of issuance costs, in a public offering of 8.0 million shares of its common stock. On June 19, 2007, in connection with the same common stock issuance, the underwriters exercised their over-allotment option and purchased an additional 1.2 million shares of common stock for additional net proceeds of approximately $15.4 million.

During 2008, 2007 and 2006, the Board of Directors elected to receive approximately $70,000, $371,000 and $288,000, respectively, of their compensation in the form of common stock and the Company issued 6,668, 26,668 and 23,334 shares, respectively, to the directors based on the closing prices of the common stock on the specified election dates.

Common stock subject to future issuance is as follows:

	2008	2007
Stock options and warrants	3,942,219	2,911,205
Warrants issued in June 2004	283,614	371,937

Common stock reserved	4,225,833	3,283,142

6. Equity Incentive Plan

The Company and its stockholders have authorized and adopted an equity incentive plan (the “2004 Plan”) for purposes of attracting and retaining the services of its executive officers and key employees. Under the 2004 Plan, the Company is authorized to issue 7,000,000 shares of common stock. Unless terminated earlier by the Company’s Board of Directors, the 2004 Plan will terminate on June 9, 2014, and no additional awards may be made under the 2004 Plan after that date.

The Company and its stockholders have authorized and adopted the 2006 Non-Employee Director Plan (the “2006 Plan”) for purposes of attracting and retaining the services of its Board of Directors. Under the 2006 Plan, the Company is authorized to issue 1,000,000 shares of common stock. Unless terminated earlier by the Company’s Board of Directors, the 2006 Plan will terminate on May 29, 2016 and no additional awards may be made under the 2006 Plan after that date. The Company filed an exemptive relief request with the Securities and Exchange Commission (“SEC”) to allow options to be issued under the 2006 Plan which was approved on October 10, 2007.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On June 21, 2007, the shareholders approved amendments to the 2004 Plan and the 2006 Plan allowing for the grant of restricted stock. The amended Plans limit the combined maximum amount of restricted stock that may be issued under both Plans to 10% of the outstanding shares of the Company’s stock on the effective date of the Plans plus 10% of the number of shares of stock issued or delivered by Hercules during the terms of the Plans. The proposed amendments further specify that no one person shall be granted awards of restricted stock relating to more than 25% of the shares available for issuance under the 2004 Plan. Further, the amount of voting securities that would result from the exercise of all of the Company’s outstanding warrants, options and rights, together with any restricted stock issued pursuant to the Plans, at the time of issuance shall not exceed 25% of its outstanding voting securities, except that if the amount of voting securities that would result from such exercise of all of the Company’s outstanding warrants, options and rights issued to Hercules directors, officers and employees, together with any restricted stock issued pursuant to the Plans, would exceed 15% of the Company’s outstanding voting securities, then the total amount of voting securities that would result from the exercise of all outstanding warrants, options and rights, together with any restricted stock issued pursuant to the Plans, at the time of issuance shall not exceed 20% of our outstanding voting securities.

In conjunction with the amendment and in accordance with the exemptive order, on June 21, 2007 the Company made an automatic grant of shares of restricted common stock to Messrs. Badavas, Chow and Woodward, its independent Board of Directors, in the amounts of 1,667, 1,667 and 3,334 shares, respectively. In May 2008, the Company issued restricted shares to Messrs. Badavas and Chow in the amount of 5,000 shares each. The shares were issued pursuant to the 2006 Plan and vest 33% on an annual basis from the date of grant and deferred compensation cost will be recognized ratably over the three year vesting period.

In 2008, the Company issued a total of 248,650 restricted shares pursuant to the 2004 Plan. There were total of 228,150 shares outstanding as of December 31, 2008. The shares vest 25% per year on an annual basis from the date of grant and deferred compensation cost will be recognized ratably over the four year vesting period. No restricted stock was granted pursuant to the 2004 Plan prior to 2008.

In conjunction with stock options issued in 2004, the Company issued warrants to purchase one share of common stock within five years. The warrants expire in June 2009.

A summary of common stock options and warrant activity under the Company’s 2006 and 2004 Plans for each of the three periods ended December 31, 2008 is as follows:

	Common Stock Options	Five-Year Warrants
Outstanding at January, 2006	1,337,436	56,551
Granted	663,500	—
Exercised	—	—
Cancelled	(119,923)	—

Outstanding at December 31, 2006	1,881,013	56,551
Granted	1,131,000	—
Exercised	—	(45,859)
Cancelled	(111,500)	—

Outstanding at December 31, 2007	2,900,513	10,692
Granted	1,319,086	—
Exercised	—	—
Cancelled	(288,072)	—

Outstanding at December 31, 2008	3,931,527	10,692

Weighted-average exercise price at December 31, 2008	$12.75	$10.57

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Options generally vest 33% one year after the date of grant and ratably over the succeeding 24 months. All options may be exercised for a period ending seven years after the date of grant. At December 31, 2008, options for approximately 2.2 million shares were exercisable at a weighted average exercise price of approximately $13.19 per share with an estimated average exercise term of 4.5 years. The outstanding five year warrants have an expected life of five years.

The Company determined that the fair value of options and warrants granted under the 2006 and 2004 Plans during the years ended December 31, 2008, 2007 and 2006 was approximately $1.2 million, $1.6 million, $843,000, respectively. During the years ended December 31, 2008, 2007 and 2006, approximately $1.0 million, $1.1 million and $618,000 of share-based cost was expensed, respectively. As of December 31, 2008, there was $1.5 million of total unrecognized compensation costs related to stock options. These costs are expected to be recognized over a weighted average period of 2.6 years. The fair value of options granted is based upon a Black-Scholes option pricing model using the assumptions in the following table for each of the three periods ended December 31, 2008:

	2008	2007	2006
Expected Volatility	23%	24%	24%
Expected Dividends	8%-10%	8%	8%
Expected term (in years)	4.5	4.5	4.5
Risk-free rate	2.27% - 3.18%	4.29 - 4.92%	4.53 - 5.05%

7. Earnings per Share

Shares used in the computation of the Company’s basic and diluted earnings per share are as follows:

	Year ended December 31,
(in thousands, except per share data)	2008	2007	2006
Net increase in net assets resulting from operations	$20,995	$42,409	$11,384
Weighted average common shares outstanding	32,619	28,295	13,352
Change in net assets per common share—basic	$0.64	$1.50	$0.85
Net increase in net assets resulting from operations	$20,995	$42,409	$11,384
Weighted average common shares outstanding	32,619	28,295	13,352
Dilutive effect of warrants, stock options and restricted stocks	—	92	175

Weighted average common shares outstanding, assuming dilution	32,619	28,387	13,527
Change in net assets per common share—assuming dilution	$0.64	$1.49	$0.84

The calculation of change in net assets per common share—assuming dilution, excludes all anti-dilutive shares. For the years ended December 31, 2008, 2007 and 2006, the number of anti-dilutive shares, as calculated based on the weighted average closing price of the Company’s common stock for the periods, was approximately 3,844,000; 2,217,000; and 2,142,000 shares, respectively.

8. Related-Party Transactions

In conjunction with the Company’s rights offering completed on April 21, 2006, the Company agreed to pay JMP Securities LLC a fee of approximately $700,000 as co-manager of the offering.

In conjunction with the Company’s public offering completed on December 7, 2006, the Company agreed to pay JMP Securities LLC a fee of approximately $1.2 million as co-manager of the offering.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During February 2007, Farallon Capital Management, L.L.C and its related affiliates and Manuel Henriquez, the Company’s CEO, exercised warrants to purchase 132,480 and 75,075 shares of the Company’s common stock, respectively. The exercise price of the warrants was $10.57 per share resulting in net proceeds to the company of approximately $2.2 million.

In conjunction with the Company’s public offering completed on June 4, 2007 and the related over-allotment exercise, the Company agreed to pay JMP Securities LLC a fee of approximately $1.6 million as co-manager of the offering.

In connection with the sale of public equity investments, the Company paid JMP Securities LLC approximately $80,000, $22,000 and $12,000, respectively, in brokerage commissions during the years ended December 31, 2008, 2007 and 2006, respectively.

9. Commitments and Contingencies

In the normal course of business, the Company is party to financial instruments with off-balance sheet risk. These instruments consist primarily of unused commitments to extend credit, in the form of loans, to the Company’s portfolio companies. The balance of unused commitments to extend credit at December 31, 2008 totaled approximately $82.0 million. Since this commitment may expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements.

Certain premises are leased under agreements which expire at various dates through December 2013. Total rent expense amounted to approximately $957,000; 749,000; and $380,000 during the years ended December 31, 2008, 2007 and 2006, respectively.

Future commitments under the credit facility and operating leases were as follows at December 31, 2008:

(in thousands) Contractual Obligations(1)(2)	Payments due by period
	Total	2009	2010	2011	2012	2013	Thereafter
Borrowings(3)	$216,782	$89,582	$—	$—	$—	$—	$127,200
Operating Lease Obligations(4)	4,703	998	991	967	952	795	—

Total	$221,485	$90,580	$991	$967	$952	$795	$127,200

(1)	Excludes commitments to extend credit to our portfolio companies.
(2)	The Company also has a warrant participation agreement with Citigroup. See Note 3.
(3)	Includes borrowings under the Credit Facility and the SBA debentures. There were no outstanding borrowings under the Wells Facility at December 31, 2008.
(4)	Long-term facility leases.

10. Indemnification

The Company and its executives are covered by Directors and Officers Insurance, with the directors and officers being indemnified by the Company to the maximum extent permitted by Maryland law subject to the restrictions in the 1940 Act.

11. Concentrations of Credit Risk

The Company’s customers are primarily small and medium sized companies in the biopharmaceutical, communications and networking, consumer and business products, electronics and computers, energy,

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

information services, internet consumer and business services, medical devices, semiconductor and software industry sectors. These sectors are characterized by high margins, high growth rates, consolidation and product and market extension opportunities. Value is often vested in intangible assets and intellectual property.

The largest portfolio companies vary from year to year as new loans are recorded and loans pay off. Loan revenue, consisting of interest, fees, and recognition of gains on equity interests, can fluctuate dramatically when a loan is paid off or a related equity interest is sold. Revenue recognition in any given year can be highly concentrated among several portfolio companies. For the years ended December 31, 2008 and 2007, the Company’s ten largest portfolio companies represented approximately 33.6% and approximately 33.7%, respectively, of the total fair value of its investments. At December 31, 2008, we had six equity investments which represented 43.8% of the total fair value of its equity investments and each represents 5% or more of the total fair value of such investments. At December 31, 2007, we had five equity investments representing approximately 50.0% of the total fair value of our equity investments and each represents 5% or more of the total fair value of such investments.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Financial Highlights

Following is a schedule of financial highlights for four years ended December 31, 2008 and the period from February 2, 2004 to December 31, 2004

	For the Years Ended December 31,				Period from February 2, 2004 (Commencement of Operations) to December 31,
(in thousands, except per share data)	2008	2007	2006	2005	2004
Per share data:
Net asset value at beginning of period	$12.31	$11.65	$11.67	$12.18	$13.19	(1)
Net investment income (loss)	1.23	1.15	0.78	0.18	(0.99)
Net realized gain (loss) on investments	0.07	0.09	(0.12)	0.07	—
Net unrealized appreciation (depreciation) on investments	(0.66)	0.26	0.19	0.05	—

Total income (loss) from investment operations	0.64	1.50	0.85	0.30	(0.99)
Net increase (decrease) in net assets from capital share transactions	(0.12)	0.32	0.28	(0.82)	(0.35	)(2)
Distributions	(1.32)	(1.20)	(1.20)	(0.03)	—
Stock-based compensation expense included in investment income(3)	0.05	0.04	0.05	0.04	0.33

Net asset value at end of period	$11.56	$12.31	$11.65	$11.67	$12.18

Ratios and supplemental data:
Per share market value at end of period(4)	$7.92	$12.42	$14.25	11.99	$—
Total return(5)(6)	(25.60)%	(4.42)%	28.86%	(7.58)%	N/A
Shares outstanding at end of period	33,096	32,541	21,927	9,802	2,059
Weighted average number of common shares outstanding	32,619	28,295	13,352	6,939	1,187
Net assets at end of period	$382,458	$400,737	$255,413	$114,352	$25,078
Ratio of operating expense to average net assets	8.85%	6.46%	13.11%	11.57%	8.81	%(7)
Ratio of net investment income before provision for income tax expense and investment gains and losses to average net assets	9.86%	9.81%	7.93%	1.93%	7.95	%(7)
Average debt outstanding	$196,928	$66,334	$77,795	$20,285	$—
Weighted average debt per common share	$6.00	$2.34	$5.83	$2.92	$—
Portfolio turnover	3.39%	0.42%	1.50%	0.60%	0.00%

(1)	On June 29, 2004, the Company completed its sale of common stock in a private placement at $15.00 per share ($13.19 per share net of offering costs).
(2)	Immediately after the sale of common stock in June 2004, 600 convertible preferred shares were converted into 125,000 units.
(3)	Stock option expense is a non-cash expense that has no effect on net asset value. Pursuant to Financial Accounting Standards No. 123R, net investment loss includes the expense associated with the granting of stock options which is offset by a corresponding increase in paid-in capital.
(4)	The Company completed the initial public offering of its common stock in June 2005, therefore, no market value data is presented as of December 31, 2004.
(5)	The total return for the period ended December 31, 2008, 2007 and 2006 equals the change in the ending market value over the beginning of period price per share plus dividends paid per share during the period, divided by the beginning price.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(6)	The total return for the period ended December 31, 2005 is for a shareholder who owned common shares throughout the period, and received one additional common share for every two 5 Year Warrants cancelled. Shareholders who purchased common shares on January 26, 2005, exercised 1 Year Warrants, or purchased common shares in the initial public offering will have a different total return. The Company completed its initial public offering on June 11, 2005; prior to that date shares were issued in private placements.
(7)	Not annualized.

13. Selected Quarterly Data (Unaudited)

The following tables set forth certain quarterly financial information for each of the eight quarters ended December 31, 2008. This information was derived from our unaudited consolidated financial statements. Results for any quarter are not necessarily indicative of results for the full year or for any further quarter.

	Quarter Ended
(in thousands, except per share data)	3/31/08	6/30/08	9/30/08	12/31/08
Total investment income	$15,600	$19,022	$19,248	$21,963
Net investment income before provision for income taxes and investment gains and losses	9,000	9,972	9,992	11,015
Net income (loss)	11,037	8,358	12,538	(10,939)
Net income (loss) per common share (basic)	$0.34	$0.25	$0.38	$(0.33)

	Quarter Ended
	3/31/07	6/30/07	9/30/07	12/31/07
Total investment income	$9,679	$13,275	$15,141	$15,790
Net investment income before provision for income taxes and investment gains and losses	5,225	7,240	10,044	9,981
Net income	6,331	8,270	7,178	20,632
Net income per common share (basic)	$0.28	$0.33	$0.22	$0.63

14. Subsequent Events

Dividend Declaration

On February 12, 2009, the Board of Directors announced a dividend of $0.32 per share to shareholders of record as of February 23, 2008 and payable on March 30, 2009. In accordance with the Internal Revenue Procedure released in January 2009, our Board of Directors determined that 90% of the dividend will be paid in newly issued shares of common stock and no more than 10% of the dividend will be paid in cash. The total dividend distribution is expected to be approximately $10.6 million.

The market value per share of common stock used to compute the stock dividend (the” Dividend Share Value”) will be the volume weighted average price per share of HTGC’s common stock for the three business day period of March 23, March 24 and March 25, 2009. Because the Dividend Share Value of shares to be distributed will be determined subsequent to the filing of our Annual Report on Form 10-K, we do not know the actual number of shares we will issue to satisfy the dividend. Accordingly, we have not reflected these changes in our capital structure retroactively in these financial statements.

Impact of Enacted American Recovery and Reinvestment Act of 2009

The recently enacted American Recovery and Reinvestment Act of 2009 (Stimulus Bill) contains provisions to increase the borrowing capacity of participants in the Small Business Investment Company (SBIC) program. The Stimulus Bill will benefit our SBIC subsidiary, HT II, by providing an estimated additional $13.0 million of

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

leverage for future investment activities. We estimate that these provisions will increase HT II’s maximum amount of SBIC leverage capacity to $150.0 million from the prior maximum amount of approximately $137.1 million (as adjusted annually based upon changes in the Consumer Price Index). Also included in the new Stimulus Bill is another key provision, which allows for existing SBIC entities to obtain a second license and gain access to additional leverage of $75.0 million, for a maximum of $225.0 million combined SBIC leverage (subject to additional required capitalization of its second wholly owned SBIC subsidiary). Hercules anticipates filing for its potential second SBIC license upon final clarification from the SBA on the application process.

Portfolio Company Events

In January 2009, Roche completed its acquisition of Memory Pharmaceuticals, providing Hercules with approximately $12.0 million of early principal repayment. This early repayment combined with the normal principal received in January allowed Hercules to further reduce it liability under the Credit Facility by approximately $18.7 million, bringing the balance outstanding to approximately $70.9 million as of January 31, 2009.

Hercules’ portfolio company, Transcept Pharmaceuticals (NASDAQ: TSPT), announced completion of its merger with Novacea, Inc. on February 2, 2009. Hercules received full principal repayment of approximately $2.7 million outstanding to this specialty pharmaceutical company.

Guava Technologies announced on February 2, 2009, that it has entered into an agreement to be acquired by Millipore Corp., a San Francisco Bay Area biotechnology company, for approximately $22.6 million. Hercules received full principal repayment of the loan made to Guava Technologies.

Reduction in Workforce

During the first quarter of 2009, we completed a reduction in force of five individuals, or approximately 11.0% of our work force. This reduction is expected to represent an annual cost savings of approximately $800,000 to the Company.

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

Hercules Technology Growth Capital, Inc.

We have audited the consolidated financial statements of Hercules Technology Growth Capital, Inc., including the consolidated schedule of investments, as of December 31, 2008 and 2007, and for each of the three years in the period ended December 31, 2008, and have issued our report thereon dated March 9, 2009 (included elsewhere in the Form 10-K). Our audits also included the financial statement schedule listed in Item 15 of this Form 10-K. This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

San Francisco, California

March 9, 2009

Schedule 12-14

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

SCHEDULE OF INVESTMENTS IN AND ADVANCES TO AFFILIATES

		Year Ended December 31, 2008
Portfolio Company (in thousands)	Investment(1)	Amount of Interest or Dividends Credited to Income(2)	As of December 31, 2007 Fair Value	Gross Additions(3)	Gross Reductions(4)	As of December 31, 2008 Fair Value
Affiliate Investments
E-band Communications, Inc.	Preferred Stock	$—	$2,000	$—	$(1,096)	$904
Proficiency, Inc.	Senior Debt	138	1,497	—	(1,497)	—
	Preferred Stock Warrants	—	—	—	—	—
	Preferred Stock	—	750	—	(750)	—
Peerless Network LLC	Senior Debt	127	—	1,318	—	1,318
	Preferred Stock Warrants	—	—	95	(95)	—
	Preferred Stock	—	—	1,000	(1,000)	—

Total Affiliate Investments		$265	$4,247	2,413	$(4,438)	$2,222

(1)	Preferred stock and warrants are generally non-income producing and restricted. The principal amount for debt is shown in the Consolidated Schedule of Investments as of December 31, 2008.
(2)	Represents the total amount of interest or dividends credited to income for the portion of the year an investment was an affiliate investment (5% to 25% owned).
(3)	Gross additions include increases in investments resulting from new portfolio company investments, the amortization of discounts and fees, and the exchange of one or more existing securities for one or more new securities.
(4)	Gross reductions include decreases in investments resulting from the exchange of one or more existing securities for one or more new securities and net increases in unrealized depreciation or net decreases in unrealized appreciation.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED STATEMENT OF ASSETS AND LIABILITIES

(dollars in thousands, except per share data)

	June 30, 2009 (unaudited)	December 31, 2008
Assets
Investments:
Non-affiliate investments (cost of $486,652 and $583,592)	$451,257	$579,079
Affiliate investments (cost of $3,467 and $8,756)	1,133	2,222

Total investments, at value (cost of $490,119 and $592,348 respectively)	452,390	581,301

Deferred loan origination revenue	(4,274)	(6,871)
Cash and cash equivalents	37,367	17,242
Interest receivable	9,327	8,803
Other assets	7,085	8,197

Total assets	501,895	608,672

Liabilities
Accounts payable and accrued liabilities	6,645	9,432
Short-term credit facility	—	89,582
Long-term credit facility	417	—
Long-term SBA Debentures	130,600	127,200

Total liabilities	137,662	226,214

Net assets	$364,233	$382,458

Net assets consist of:
Common stock, par value	$35	$33
Capital in excess of par value	407,300	395,760
Unrealized appreciation (depreciation) on investments	(37,922)	(11,297)
Accumulated realized gains (losses) on investments	(1,426)	3,906
Distributions in excess of investment income	(3,754)	(5,944)

Total net assets	$364,233	$382,458

Shares of common stock outstanding ($0.001 par value, 60,000 authorized)	35,452	33,096

Net asset value per share	$10.27	$11.56

See notes to consolidated financial statements (unaudited).

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS

June 30, 2009

(unaudited)

(dollars in thousands)

Portfolio Company	Industry	Type of Investment(1)	Principal Amount	Cost(2)	Value(3)
Acceleron Pharmaceuticals, Inc.*	Drug Discovery	Preferred Stock Warrants		$69	$525
		Preferred Stock Warrants		35	76
Acceleron Pharmaceuticals, Inc.		Preferred Stock		1,243	1,450

Total Acceleron Pharmaceuticals, Inc.				1,347	2,051

Aveo Pharmaceuticals, Inc.	Drug Discovery	Senior Debt Matures May 2012 Interest rate 11.13%	$15,000	14,923	14,923
		Preferred Stock Warrants		190	291
		Preferred Stock Warrants		104	81
		Preferred Stock Warrants		24	29

Total Aveo Pharmaceuticals, Inc.				15,241	15,324

Dicerna Pharmaceuticals, Inc.	Drug Discovery	Senior Debt Matures April 2012 Interest rate Prime + 9.20% or Floor rate of 12.95%	$5,000	4,799	4,799
		Preferred Stock Warrants		206	179

Total Dicerna Pharmaceuticals, Inc.				5,005	4,978

Elixir Pharmaceuticals, Inc.	Drug Discovery	Senior Debt Matures October 2011 Interest rate Prime + 9.25% or Floor rate of 12.50%	$10,267	10,267	10,267
		Preferred Stock Warrants		217	109

Total Elixir Pharmaceuticals, Inc.				10,484	10,376

EpiCept Corporation	Drug Discovery	Common Stock Warrants		14	88
		Common Stock Warrants		40	253

Total EpiCept Corporation				54	341

Horizon Therapeutics, Inc.	Drug Discovery	Senior Debt Matures July 2011 Interest rate Prime + 1.50%	$6,082	5,977	5,977
		Preferred Stock Warrants		231	237

Total Horizon Therapeutics, Inc.				6,208	6,214

Inotek Pharmaceuticals Corp.	Drug Discovery	Preferred Stock		1,500	475

Total Inotek Pharmaceuticals Corp.				1,500	475

Merrimack Pharmaceuticals, Inc.	Drug Discovery	Preferred Stock Warrants		155	338
Merrimack Pharmaceuticals, Inc.		Preferred Stock		2,000	2,787

Total Merrimack Pharmaceuticals, Inc.				2,155	3,125

Paratek Pharmaceuticals, Inc.	Drug Discovery	Preferred Stock Warrants		137	27
Paratek Pharmaceuticals, Inc.		Preferred Stock		1,000	1,000

Total Paratek Pharmaceuticals, Inc.				1,137	1,027

Portola Pharmaceuticals, Inc.	Drug Discovery	Senior Debt Matures April 2011 Interest rate Prime + 2.16%	$9,166	9,167	9,167
		Preferred Stock Warrants		152	319

Total Portola Pharmaceuticals, Inc.				9,319	9,486

See notes to consolidated financial statements (unaudited).

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

June 30, 2009

(unaudited)

(dollars in thousands)

Portfolio Company	Industry	Type of Investment(1)	Principal Amount	Cost(2)	Value(3)
Recoly, N.V.(5)	Drug Discovery	Senior Debt Matures June 2012 Interest rate Prime + 4.25%	$3,000	3,000	3,000

Total Recoly, N.V.				3,000	3,000

Total Drug Discovery (15.48%)				55,450	56,397

Affinity Videonet, Inc.(4)	Communications & Networking	Senior Debt Matures June 2012 Interest rate Prime + 8.75%	$2,318	2,281	2,281
		Senior Debt Matures June 2012 Interest rate Prime + 4.75%	$2,000	2,032	2,032
		Revolving Line of Credit Matures June 2012 Interest rate Prime + 9.75% or Floor rate of 13.00%	$500	500	500
		Preferred Stock Warrants		102	96

Total Affinity Videonet, Inc.				4,915	4,909
E-band Communications, Inc.(6)	Communications & Networking	Preferred Stock		2,372	1,003

Total E-Band Communications, Inc.				2,372	1,003

IKANO Communications, Inc.	Communications & Networking	Senior Debt Matures August 2011 Interest rate 12.00%	$9,137	9,137	9,137
		Preferred Stock Warrants		45	—
		Preferred Stock Warrants		72	—

Total IKANO Communications, Inc.				9,254	9,137

Neonova Holding Company	Communications & Networking	Senior Debt Matures September 2012 Interest rate Prime + 3.25% or Floor rate of 10.50%	$8,135	8,083	8,083
		Preferred Stock Warrants		94	45
Neonova Holding Company		Preferred Stock		250	247

Total Neonova Holding Company				8,427	8,375

Peerless Network, Inc.(4)(6)	Communications & Networking	Preferred Stock Warrants		95	—
Peerless Network, Inc.		Preferred Stock		1,000	130

Total Peerless Network, Inc.				1,095	130

Ping Identity Corporation	Communications & Networking	Preferred Stock Warrants		52	175

Total Ping Identity Corporation				52	175

Purcell Systems, Inc.	Communications & Networking	Preferred Stock Warrants		123	433

Total Purcell Systems, Inc.				123	433

See notes to consolidated financial statements (unaudited).

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

June 30, 2009

(unaudited)

(dollars in thousands)

Portfolio Company	Industry	Type of Investment(1)	Principal Amount	Cost(2)	Value(3)
Rivulet Communications, Inc.(4)	Communications & Networking	Senior Debt Matures March 2010 Interest rate Prime + 8.00% or Floor rate of 12.00%	$1,867	1,808	1,808
		Preferred Stock Warrants		146	97
Rivulet Communications, Inc.		Preferred Stock		250	58

Total Rivulet Communications, Inc.				2,204	1,963

Seven Networks, Inc.	Communications & Networking	Preferred Stock Warrants		174	10

Total Seven Networks, Inc.				174	10

Stoke, Inc.	Communications & Networking	Senior Debt Matures August 2010 Interest rate 10.55%	$411	392	392
		Senior Debt Matures August 2010 Interest rate 10.05%	$821	821	821
		Senior Debt Matures August 2010 Interest rate 7.30%	$675	675	675
		Preferred Stock Warrants		53	76

Total Stoke, Inc.				1,941	1,964

Tectura Corporation	Communications & Networking	Revolving Line of Credit Matures July 2011 Interest rate Prime + 10.75% or Floor rate of 14.00%	$11,908	11,965	11,965
		Revolving Line of Credit Matures July 2011 Interest rate Prime + 10.75% or Floor rate of 14.00%	$5,500	5,526	5,526
		Preferred Stock Warrants		51	38

Total Tectura Corporation				17,542	17,529

Wireless Channels, Inc.(4)(7)	Communications & Networking	Senior Debt Matures April 2010 Interest rate Prime + 4.25%	$9,822	10,319	3,319
		Senior Debt Matures April 2010 Interest rate Prime + 0.50%%	$426	426	426
		Preferred Stock Warrants		155	—

Total Wireless Channels, Inc.				10,900	3,745

Zayo Bandwidth, Inc.	Communications & Networking	Senior Debt Matures November 2013 Interest rate Libor + 5.25%	$24,875	24,875	24,440

Total Zayo Bandwith, Inc.				24,875	24,440

Total Communications & Networking (20.27%)				83,874	73,813

See notes to consolidated financial statements (unaudited).

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

June 30, 2009

(unaudited)

(dollars in thousands)

Portfolio Company	Industry	Type of Investment(1)	Principal Amount	Cost(2)	Value(3)
Atrenta, Inc.(4)	Software	Preferred Stock Warrants		102	438
		Preferred Stock Warrants		34	144
		Preferred Stock Warrants		95	216
Atrenta, Inc.		Preferred Stock		250	375

Total Atrenta, Inc.				481	1,173

Blurb, Inc.	Software	Senior Debt Matures January 2010 Interest rate 9.55%	$780	775	775
		Senior Debt Matures June 2011 Interest rate Prime + 3.50% or Floor rate of 8.50%	$4,345	4,181	4,181
		Preferred Stock Warrants		25	131
		Preferred Stock Warrants		299	81

Total Blurb, Inc.				5,280	5,168

Braxton Technologies, LLC.(4)	Software	Senior Debt Matures July 2012 Interest rate Prime + 6.00% or Floor rate of 13.00%	$6,996	7,015	7,015
		Preferred Stock Warrants		188	171

Total Braxton Technologies, LLC.				7,203	7,186

Bullhorn, Inc.	Software	Preferred Stock Warrants		43	254

Total Bullhorn, Inc.				43	254

Clickfox, Inc.	Software	Senior Debt Matures September 2011 Interest rate Prime + 5.00% or Floor rate of 10.25%	$4,703	4,590	4,590
		Revolving Line of Credit Matures July 2009 Interest rate Prime + 4.00% or Floor rate of 9.25%	$2,000	2,000	2,000
		Preferred Stock Warrants		163	137

Total Clickfox, Inc.				6,753	6,727

Forescout Technologies, Inc.	Software	Preferred Stock Warrants		99	125

Total Forescout Technologies, Inc.				99	125

GameLogic, Inc.	Software	Preferred Stock Warrants		92	1

Total GameLogic, Inc.				92	1

Gomez, Inc.	Software	Preferred Stock Warrants		35	408

Total Gomez, Inc.				35	408

HighJump Acquisition, LLC.	Software	Senior Debt Matures May 2013 Interest rate Libor + 8.75% or Floor rate of 12.00%	$15,000	15,000	15,000

Total HighJump Acquisition, LLC.				15,000	15,000

See notes to consolidated financial statements (unaudited).

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

June 30, 2009

(unaudited)

(dollars in thousands)

Portfolio Company	Industry	Type of Investment(1)	Principal Amount	Cost(2)	Value(3)
HighRoads, Inc.	Software	Preferred Stock Warrants		44	39

Total HighRoads, Inc.				44	39

Infologix, Inc.(4)	Software	Senior Debt Matures May 2012 Interest rate Prime + 10.75% or Floor rate of 15.75%	$11,400	11,512	11,512
		Revolving Line of Credit Matures January 2010 Interest rate Prime + 9.75% or Floor rate of 14.25%	$9,000	9,000	9,000
		Common Stock Warrants		36	113

Total Infologix, Inc.				20,548	20,625

Intelliden, Inc.	Software	Preferred Stock Warrants		18	—

Total Intelliden, Inc.				18	—

PSS Systems, Inc.	Software	Preferred Stock Warrants		51	101

Total PSS Systems, Inc.				51	101

Rockyou, Inc.	Software	Senior Debt Matures May 2011 Interest rate Prime + 2.50% or Floor rate of 8.50%	$2,235	2,186	2,186
		Preferred Stock Warrants		117	92

Total Rockyou, Inc.				2,303	2,278

Savvion, Inc.(4)	Software	Senior Debt Matures February 2011 Interest rate Prime + 7.75% or Floor rate of 10.75%	$2,950	2,898	2,898
		Revolving Line of Credit Matures May 2010 Interest rate Prime + 6.75% or Floor rate of 9.75%	$1,500	1,500	1,500
		Preferred Stock Warrants		52	162

Total Savvion, Inc.				4,450	4,560

Sportvision, Inc.	Software	Preferred Stock Warrants		39	72

Total Sportvision, Inc.				39	72

WildTangent, Inc.	Software	Preferred Stock Warrants		238	40

Total WildTangent, Inc.				238	40

Total Software (17.50%)				62,677	63,757

Luminus Devices, Inc.	Electronics & Computer Hardware	Senior Debt Matures September 2011 Interest rate 12.875%	$11,796	11,810	11,810
		Preferred Stock Warrants		183	—
		Preferred Stock Warrants		84	1
		Preferred Stock Warrants		334	11

Total Luminus Devices, Inc.				12,411	11,822

See notes to consolidated financial statements (unaudited).

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

June 30, 2009

(unaudited)

(dollars in thousands)

Portfolio Company	Industry	Type of Investment(1)	Principal Amount	Cost(2)	Value(3)
Maxvision Holding, LLC.	Electronics & Computer Hardware	Senior Debt Matures October 2012 Interest rate Prime + 5.50%	$5,000	5,167	5,167
		Senior Debt Matures April 2012 Interest rate Prime + 2.25%	$4,742	4,770	4,770
Maxvision Holding, LLC.(4)		Common Stock		82	283

Total Maxvision Holding, LLC				10,019	10,220

Shocking Technologies, Inc.	Electronics & Computer Hardware	Senior Debt Matures December 2010 Interest rate 9.75%	$173	154	154
		Senior Debt Matures December 2010 Interest rate 7.50%	$2,571	2,571	2,571
		Preferred Stock Warrants		63	48

Total Shocking Technologies, Inc.				2,788	2,773

SiCortex, Inc.(7)	Electronics & Computer Hardware	Senior Debt Matures December 2010 Interest rate Prime + 2.70%	$5,106	5,041	300
		Preferred Stock Warrants		164	—

Total SiCortex, Inc.				5,205	300

Spatial Photonics, Inc.	Electronics & Computer Hardware	Senior Debt Matures April 2011 Interest rate 10.066%	$2,614	2,569	2,569
		Senior Debt Mature April 2011 Interest rate 9.217%	$261	261	261
		Preferred Stock Warrants		130	—
Spatial Photonics, Inc.		Preferred Stock		500	495

Total Spatial Photonics Inc.				3,460	3,325

VeriWave, Inc.	Electronics & Computer Hardware	Senior Debt Matures May 2010 Interest rate 10.75%	$1,694	1,680	1,680
		Preferred Stock Warrants		54	95
		Preferred Stock Warrants		45	34

Total VeriWave, Inc.				1,779	1,809

Total Electronics & Computer Hardware (8.30%)				35,662	30,249

Aegerion Pharmaceuticals, Inc.(4)	Specialty Pharmaceuticals	Senior Debt Matures September 2011 Interest rate Prime + 2.50% or Floor rate of 9.55%	$6,859	6,859	6,859
		Convertible Senior Debt Matures December 2009	$178	178	178
		Preferred Stock Warrants		70	142
Aegerion Pharmaceuticals, Inc.(4)		Preferred Stock		1,000	1,366

Total Aegerion Pharmaceuticals, Inc.				8,107	8,545

See notes to consolidated financial statements (unaudited).

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

June 30, 2009

(unaudited)

(dollars in thousands)

Portfolio Company	Industry	Type of Investment(1)	Principal Amount	Cost(2)	Value(3)
Panacos Pharmaceuticals, Inc.	Specialty Pharmaceuticals	Common Stock Warrants		876	2
Panacos Pharmaceuticals, Inc.		Common Stock		410	8

Total Panacos Pharmaceuticals, Inc.				1,286	10

Quatrx Pharmaceuticals Company	Specialty Pharmaceuticals	Senior Debt Matures October 2011 Interest rate Prime + 8.90% or Floor rate of 12.15%	$17,965	17,792	12,792
		Convertible Senior Debt Matures March 2010	$82	82	82
		Convertible Senior Debt Matures March 2010	$924	924	924
		Preferred Stock Warrants		220	—
		Preferred Stock Warrants		308	—
Quatrx Pharmaceuticals Company		Preferred Stock		750	—

Total Quatrx Pharmaceuticals Company				20,076	13,798

Total Specialty Pharmaceuticals (6.14%)				29,469	22,353

Annie’s, Inc.	Consumer & Business Products	Senior Debt - Second Lien Matures April 2011 Interest rate LIBOR + 6.50% or Floor rate of 10.00%	$6,000	5,943	5,943
		Preferred Stock Warrants		321	194

Total Annie’s, Inc.				6,264	6,137

IPA Holdings, LLC.(4)	Consumer & Business Products	Senior Debt Matures November 2012 Interest rate Prime + 8.25% or Floor rate of 12.50%	$10,000	10,009	10,009
		Senior Debt Matures May 2013 Interest rate Prime + 11.25% or Floor rate of 15.50%	$6,500	6,403	6,403
		Revolving Line of Credit Matures November 2012 Interest rate Prime + 7.75% or Floor rate of 12.00%	$506	506	506
		Preferred Stock Warrants		275	22
IPA Holding, LLC.		Common Stock		500	120

Total IPA Holding, LLC.				17,693	17,060

Market Force Information, Inc.	Consumer & Business Products	Preferred Stock Warrants		24	—
Market Force Information, Inc.		Preferred Stock		500	500

Total Market Force Information, Inc.				524	500

See notes to consolidated financial statements (unaudited).

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

June 30, 2009

(unaudited)

(dollars in thousands)

Portfolio Company	Industry	Type of Investment(1)	Principal Amount	Cost(2)	Value(3)
OnTech Operations, Inc.	Consumer & Business Products	Senior Debt Matures December 2009 Interest rate 16.00%	$106	106	—
		Preferred Stock Warrants		452	—
		Preferred Stock Warrants		219	—
OnTech Operations, Inc.		Preferred Stock		1,000	—

Total OnTech Operations, Inc.				1,777	—

Wageworks, Inc.	Consumer & Business Products	Preferred Stock Warrants		252	1,470
Wageworks, Inc.		Preferred Stock		250	369

Total Wageworks, Inc.				502	1,839

Total Consumer & Business Products (7.01%)				26,760	25,536

Custom One Design, Inc.	Semiconductors	Senior Debt Matures September 2010 Interest rate 11.50%	$551	544	544
		Common Stock Warrants		18	—

Total Custom One Design, Inc.				562	544

Enpirion, Inc.	Semiconductors	Senior Debt Matures August 2011 Interest rate Prime + 2.00% or Floor rate of 7.625%	$6,554	6,487	6,487
		Preferred Stock Warrants		157	6

Total Enpirion, Inc.				6,644	6,493

iWatt Inc.	Semiconductors	Preferred Stock Warrants		46	2
		Preferred Stock Warrants		51	52
		Preferred Stock Warrants		73	66
		Preferred Stock Warrants		458	448
iWatt Inc.		Preferred Stock		490	950

Total iWatt Inc.				1,118	1,518

NEXX Systems, Inc.(4)	Semiconductors	Senior Debt Matures March 2010 Interest rate Prime + 3.50% or Floor rate of 11.25%	$1,640	1,604	1,604
		Revolving Line of Credit Matures December 2009 Interest rate Prime + 3.00% or Floor rate of 11.25%	$4,150	4,150	4,150
		Preferred Stock Warrants		165	349

Total NEXX Systems, Inc.				5,919	6,103

Quartics, Inc.	Semiconductors	Senior Debt Matures May 2010 Interest rate 10.00%	$305	286	286
		Preferred Stock Warrants		53	—

Total Quartics, Inc.				339	286

See notes to consolidated financial statements (unaudited).

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

June 30, 2009

(unaudited)

(dollars in thousands)

Portfolio Company	Industry	Type of Investment(1)	Principal Amount	Cost(2)	Value(3)
Solarflare Communications, Inc.(4)	Semiconductors	Senior Debt Matures August 2010 Interest rate 11.75%	$334	304	304
		Preferred Stock Warrants		83	—
Solarflare Communications, Inc.		Common Stock		641	3

Total Solarflare Communications, Inc.				1,028	307

Total Semiconductors (4.19%)				15,610	15,251

Labopharm USA, Inc.(5)	Drug Delivery	Senior Debt Matures June 2012 Interest rate 10.95%	$20,000	19,634	19,634
		Common Stock Warrants		849	1,755

Total Labopharm USA, Inc.				20,483	21,389

Transcept Pharmaceuticals, Inc.	Drug Delivery	Common Stock Warrants		36	25
		Common Stock Warrants		51	19
Transcept Pharmaceuticals, Inc.		Common Stock		500	215

Total Transcept Pharmaceuticals, Inc.				587	259

Total Drug Delivery (5.95%)				21,070	21,648

BARRX Medical, Inc.	Therapeutic	Senior Debt Mature December 2011 Interest rate 11.00%	$6,667	6,655	6,655
		Revolving Line of Credit Matures May 2010 Interest rate 10.00% or Floor rate of 8.75%	$1,000	1,000	1,000
		Preferred Stock Warrants		76	107
BARRX Medical, Inc.		Preferred Stock		1,500	2,130

Total BARRX Medical, Inc.				9,231	9,892

EKOS Corporation	Therapeutic	Senior Debt Matures November 2010 Interest rate Prime + 2.00%	$4,083	3,988	3,988
		Preferred Stock Warrants		175	41
		Preferred Stock Warrants		153	20

Total EKOS Corporation				4,316	4,049

Gelesis, Inc.	Therapeutic	Senior Debt Matures May 2012 Interest rate Prime + 5.65% or Floor rate of 10.75%	$3,000	2,955	2,955
		Preferred Stock Warrants		57	33

Total Gelesis, Inc.				3,012	2,988

Gynesonics, Inc.	Therapeutic	Preferred Stock Warrants		17	245
Gynesonics, Inc.		Preferred Stock		250	594

Total Gynesonics, Inc.				267	839

See notes to consolidated financial statements (unaudited).

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

June 30, 2009

(unaudited)

(dollars in thousands)

Portfolio Company	Industry	Type of Investment(1)	Principal Amount	Cost(2)	Value(3)
Light Science Oncology, Inc.	Therapeutic	Preferred Stock Warrants		99	18

Total Light Science Oncology, Inc.				99	18

Novasys Medical, Inc.(4)	Therapeutic	Senior Debt Matures February 2010 Interest rate 9.70%	$1,991	1,984	1,984
		Preferred Stock Warrants		71	153
		Preferred Stock Warrants		54	51
Novasys Medical, Inc.		Preferred Stock		555	683

Total Novasys Medical, Inc.				2,664	2,871

Power Medical Interventions, Inc.	Therapeutic	Common Stock Warrants		21	2

Total Power Medical Interventions, Inc.				21	2

Total Therapeutic (5.67%)				19,610	20,659

Cozi Group, Inc.	Internet Consumer & Business Services	Preferred Stock Warrants		147	—
Cozi Group, Inc.		Preferred Stock		177	7

Total Cozi Group, Inc.				324	7

Invoke Solutions, Inc.	Internet Consumer & Business Services	Senior Debt Matures November 2009 Interest rate Prime + 3.75%	$334	346	346
		Preferred Stock Warrants		56	14
		Preferred Stock Warrants		26	164

Total Invoke Solutions, Inc.				428	524

Prism Education Group Inc.	Internet Consumer & Business Services	Senior Debt Matures December 2010 Interest rate 11.25%	$1,168	1,151	1,151
		Preferred Stock Warrants		43	117

Total Prism Education Group Inc.				1,194	1,268

RazorGator Interactive Group, Inc.(4)	Internet Consumer & Business Services	Revolving Line of Credit Matures May 2010 Interest rate Prime + 6.00% or Floor rate of 12.00%	$3,000	3,000	3,000
		Preferred Stock Warrants		13	999
		Preferred Stock Warrants		28	127
RazorGator Interactive Group, Inc.		Preferred Stock		1,000	2,240

Total RazorGator Interactive Group, Inc.				4,041	6,366

Serious USA, Inc.(7)	Internet Consumer & Business Services	Senior Debt Matures February 2011 Interest rate 14.00% or Floor rate of 14.00%	$2,318	2,278	778
		Preferred Stock Warrants		94	—

Total Serious USA, Inc.				2,372	778

See notes to consolidated financial statements (unaudited).

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

June 30, 2009

(unaudited)

(dollars in thousands)

Portfolio Company	Industry	Type of Investment(1)	Principal Amount	Cost(2)	Value(3)
Spa Chakra, Inc.	Internet Consumer & Business Services	Senior Debt Matures June 2010 Interest rate 14.45%	$10,000	10,041	10,041

Total Spa Chakra, Inc.				10,041	10,041

Total Internet Consumer & Business Services (5.21%)				18,400	18,984

Lilliputian Systems, Inc.	Energy	Preferred Stock Warrants		106	127
		Common Stock Warrants		49	—

Total Lilliputian Systems, Inc.				155	127

Total Energy (0.03%)				155	127

Active Response Group, Inc.(7)	Information Services	Senior Debt Matures July 2011 Interest rate LIBOR + 12.55%	$6,158	6,131	861
		Revolving Line of Credit Matures December 2009 Interest rate Prime + 14.00% or Floor rate of 18.00%	$3,500	3,500	362
		Common Stock Warrants		92	—
		Preferred Stock Warrants		46	—
Active Response Group, Inc.		Common Stock		105	—

Total Active Response Group, Inc.				9,874	1,223

Box.net, Inc.	Information Services	Senior Debt Matures May 2011 Interest rate Prime + 1.50%	$894	862	862
		Senior Debt Matures September 2011 Interest rate Prime + 0.50%	$363	363	363
		Preferred Stock Warrants		73	55

Total Box.net, Inc.				1,298	1,280

Buzznet, Inc.	Information Services	Preferred Stock Warrants		9	—
Buzznet, Inc.		Preferred Stock		250	74

Total Buzznet, Inc.				259	74

hi5 Networkss, Inc.	Information Services	Senior Debt Matures December 2010 Interest rate Prime + 2.5%	$2,033	2,033	2,033
		Senior Debt Matures June 2011 Interest rate Prime + 0.5%	$4,729	4,653	4,653
		Preferred Stock Warrants		213	—

Total hi5 Networks, Inc.				6,899	6,686

Jab Wireless, Inc.	Information Services	Senior Debt Matures November 2012 Interest rate Prime + 3.50% or Floor rate of 9.50%	$14,988	14,950	14,950
		Preferred Stock Warrants		265	188

Total Jab Wireless, Inc.				15,215	15,138

See notes to consolidated financial statements (unaudited).

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

June 30, 2009

(unaudited)

(dollars in thousands)

Portfolio Company	Industry	Type of Investment(1)	Principal Amount	Cost(2)	Value(3)
Solutionary, Inc.	Information Services	Senior Debt Matures June 2010 Interest rate LIBOR + 5.00% or Floor rate of 12.00%	$3,151	3,389	3,389
		Revolving Line of Credit Matures June 2010 Interest rate LIBOR + 5.00% or Floor rate of 12.00%	$1,500	1,575	1,575
		Preferred Stock Warrants		94	113
		Preferred Stock Warrants		2	3
Solutionary, Inc.		Preferred Stock		250	236

Total Solutionary, Inc.				5,310	5,316

Ancestry.com, Inc. (The Generation Networks, Inc.)	Information Services	Senior Debt Matures December 2012 Interest rate 7.42%	$5,221	5,221	5,130
The Generation Networks, Inc.		Common Stock		500	431

Total The Generation Networks, Inc.				5,721	5,561

Good Technologies, Inc. (Visto Corporation)		Common Stock		603	603

Total Visto Corporation				603	603

Coveroo, Inc.	Information Services	Senior Debt Matures July 2010 Interest rate Prime + 9.75%	$110	108	—
		Preferred Stock Warrants		7	—

Total Coveroo, Inc.				115	—

Zeta Interactive Corporation	Information Services	Senior Debt Matures November 2012 Interest rate 9.50%	$5,439	5,375	5,375
		Senior Debt Matures November 2012 Interest rate 10.50%	$7,396	7,486	7,486
		Preferred Stock Warrants		173	—
Zeta Interactive Corporation		Preferred Stock		500	405

Total Zeta Interactive Corporation				13,534	13,266

Total Information Services (13.50%)				58,828	49,147

Novadaq Technologies, Inc.	Diagnostic	Common Stock		1,606	564

Total Novadaq Technologies, Inc.				1,606	564

Optiscan Biomedical, Corp.	Diagnostic	Senior Debt Matures June 2011 Interest rate 10.25%	$10,000	9,678	9,678
		Preferred Stock Warrants		760	299
Optiscan Biomedical, Corp.		Preferred Stock		3,000	3,000

Total Optiscan Biomedical, Corp.				13,438	12,977

Total Diagnostic (3.72%)				15,044	13,541

See notes to consolidated financial statements (unaudited).

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

June 30, 2009

(unaudited)

(dollars in thousands)

Portfolio Company	Industry	Type of Investment(1)	Principal Amount	Cost(2)	Value(3)
Kamada, LTD.(5)	Biotechnology Tools	Senior Debt Matures February 2012 Interest rate 10.60%	$19,500	18,991	18,991
		Common Stock Warrants		412	404
Kamada, LTD.		Common Stock		500	674

Total Kamada, LTD.				19,903	20,069

NuGEN Technologies, Inc.	Biotechnology Tools	Senior Debt Matures November 2010 Interest rate Prime + 3.45%	$1,178	1,166	1,166
		Senior Debt Matures November 2010 Interest rate Prime + 1.70%	$671	671	671
		Preferred Stock Warrants		45	159
		Preferred Stock Warrants		33	13
NuGEN Technologies, Inc.		Preferred Stock		500	239

Total NuGEN Technologies, Inc.				2,415	2,248

Solace Pharmaceuticals, Inc.(4)	Biotechnology Tools	Senior Debt Matures August 2012 Interest rate Prime + 4.25% or Floor rate of 9.85%	$5,000	4,916	4,916
		Preferred Stock Warrants		42	46
		Preferred Stock Warrants		55	50

Total Solace Pharmaceuticals, Inc.				5,013	5,012

Total Biotechnology Tools (7.50%)				27,331	27,329

Crux Biomedical, Inc.	Surgical Devices	Preferred Stock Warrants		37	—
Crux Biomedical, Inc.		Preferred Stock		250	26

Total Crux Biomedical, Inc.				287	26

Transmedics, Inc.(4)	Surgical Devices	Senior Debt Matures December 2011 Interest rate Prime + 5.25%	$9,475	9,344	2,344
		Preferred Stock Warrants		225	—

Total Transmedics, Inc.				9,569	2,344

Total Surgical Devices (0.65%)				9,856	2,370

Glam Media, Inc.	Media/Content/Info	Preferred Stock Warrants		482	283

Total Glam Media, Inc.				482	283

Waterfront Media Inc.(4)	Media/Content/Info	Senior Debt Matures September 2010 Interest rate Prime + 3.00%	$1,795	1,781	1,781
		Revolving Line of Credit Matures October 2009 Interest rate Prime + 3.75% or Floor rate of 10.50%	$7,000	7,000	7,000
		Preferred Stock Warrants		60	509
Waterfront Media Inc.		Preferred Stock		1,000	1,656

Total Waterfront Media Inc.				9,841	10,946

Total Media/Content/Info (3.08%)				10,323	11,229

Total Investments (124.20%)				$490,119	$452,390

See notes to consolidated financial statements (unaudited).

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

June 30, 2009

(unaudited)

(dollars in thousands)

*	Value as a percent of net assets
(1)	Preferred and common stock, warrants, and equity interests are generally non-income producing.
(2)	Gross unrealized appreciation, gross unrealized depreciation, and net depreciation for federal income tax purposes totaled $12,056, $51,654 and $39,598, respectively. The tax cost of investments is $490,749.
(3)	Except for warrants in six publicly traded companies and common stock in four publicly traded companies, all investments are restricted at June 30, 2009 and were valued at fair value as determined in good faith by the Board of Directors. No unrestricted securities of the same issuer are outstanding. The Company uses the Standard Industrial Code for classifying the industry grouping of its portfolio companies.
(4)	Debt investments of this portfolio company have been pledged as collateral under the Wells Facility.
(5)	Non-U.S. company or the company’s principal place of business is outside the United States.
(6)	Affiliate investment that is defined under the Investment Company Act of 1940 as companies in which HTGC owns as least 5% but not more than 25% of the voting securities of the company. All other investments are less than 5% owned.
(7)	Debt is on non-accrual status at June 30, 2009, and is therefore considered non-income producing.

See notes to consolidated financial statements (unaudited).

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS

December 31, 2008

(dollars in thousands)

Portfolio Company	Industry	Type of Investment(1)	Principal Amount	Cost(2)	Value(3)
Acceleron Pharmaceuticals, Inc. (0.64%)*(4)	Drug Discovery	Senior Debt Matures January 2010 Interest rate 10.25%	$1,753	$1,728	$1,728
		Preferred Stock Warrants		69	596
		Preferred Stock Warrants		35	116
Acceleron Pharmaceuticals, Inc. (0.35%)		Preferred Stock		1,243	1,354

Total Acceleron Pharmaceuticals, Inc.				3,075	3,794

Aveo Pharmaceuticals, Inc. (3.99%)(4)	Drug Discovery	Senior Debt Matures November 2011 Interest rate 11.13%	$15,000	14,904	14,904
		Preferred Stock Warrants		190	257
		Preferred Stock Warrants		104	83
		Preferred Stock Warrants		24	28

Total Aveo Pharmaceuticals, Inc.				15,222	15,272

Elixir Pharmaceuticals, Inc. (2.91%)(4)	Drug Discovery	Senior Debt Matures December 2010 Interest rate Prime + 4.50%	$11,000	11,000	11,000
		Preferred Stock Warrants		217	116

Total Elixir Pharmaceuticals, Inc.				11,217	11,116

EpiCept Corporation (0.33%)(4)	Drug Discovery	Senior Debt Matures April 2009 Interest rate 15.00%	$8	8	8
		Common Stock Warrants		161	992
		Common Stock Warrants		40	250

Total EpiCept Corporation				209	1,250

Horizon Therapeutics, Inc. (1.92%)(4)	Drug Discovery	Senior Debt Matures July 2011 Interest rate Prime + 1.50%	$7,200	7,042	7,042
		Preferred Stock Warrants		231	281

Total Horizon Therapeutics, Inc.				7,273	7,323

Inotek Pharmaceuticals Corp. (0.30%)	Drug Discovery	Preferred Stock		1,500	1,144

Total Inotek Pharmaceuticals Corp.				1,500	1,144

Memory Pharmaceuticals Corp. (2.87%)(4)	Drug Discovery	Senior Debt Matures December 2010 Interest rate 11.45%	$11,879	10,979	10,979
		Common Stock Warrants		1,751	—

Total Memory Pharmaceuticals Corp.				12,730	10,979

Merrimack Pharmaceuticals, Inc. (0.19%)(4)	Drug Discovery	Preferred Stock Warrants		155	743
Merrimack Pharmaceuticals, Inc. (0.68%)		Preferred Stock		2,000	2,610

Total Merrimack Pharmaceuticals, Inc.				2,155	3,353

Paratek Pharmaceuticals, Inc. (0.04%)(4)	Drug Discovery	Preferred Stock Warrants		137	164
Paratek Pharmaceuticals, Inc. (0.24%)		Preferred Stock		1,000	926

Total Paratek Pharmaceuticals, Inc.				1,137	1,090

Portola Pharmaceuticals, Inc. (3.14%)(4)	Drug Discovery	Senior Debt Matures September 2011 Interest rate Prime + 2.16%	$11,668	11,600	11,600
		Preferred Stock Warrants		152	399

Total Portola Pharmaceuticals, Inc.				11,752	11,999

See notes to consolidated financial statements.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2008

(dollars in thousands)

Portfolio Company	Industry	Type of Investment(1)	Principal Amount	Cost(2)	Value(3)
Recoly, N.V. (0.79%)(6)	Drug Discovery	Senior Debt Matures May 2012 Interest rate Prime + 4.25%	$3,000	3,000	3,000

Total Recoly, N.V.				3,000	3,000

Total Drug Discovery (18.39%)				69,270	70,320

Affinity Videonet, Inc. (1.70%)(4)	Communications & Networking	Senior Debt Matures June 2012 Interest rate Prime + 4.50%	$4,000	3,942	3,942
		Senior Debt Matures June 2012 Interest rate Prime + 5.50%	$2,000	2,000	2,000
		Revolving Line of Credit Matures June 2012 Interest rate Prime + 3.50%	$500	500	500
		Preferred Stock Warrants		75	57

Total Affinity Videonet, Inc.				6,517	6,499

E-Band Communications, Inc. (0.24%)(7)	Communications & Networking	Preferred Stock		2,000	904

Total E-Band Communications, Inc.				2,000	904

IKANO Communications, Inc. (3.22%)(4)	Communications & Networking	Senior Debt Matures April 2011 Interest rate 11.00%	$11,946	11,946	11,946
		Preferred Stock Warrants		45	147
		Preferred Stock Warrants		73	221

Total IKANO Communications, Inc.				12,064	12,314

Kadoink, Inc. (0.50%)(4)	Communications & Networking	Senior Debt Matures April 2011 Interest rate Prime + 2.00%	$1,879	1,832	1,832
		Preferred Stock Warrants		73	72
Kadoink, Inc. (0.07%)		Preferred Stock		250	250

Total Kadoink, Inc.				2,155	2,154

Neonova Holding Company (2.35%)	Communications & Networking	Senior Debt Matures September 2012 Interest rate Prime + 3.25%	$9,000	8,931	8,931
		Preferred Stock Warrants		94	66
Neonova Holding Company (0.06%)		Preferred Stock		250	224

Total Neonova Holding Company				9,275	9,221

Peerless Network, Inc. (0.34%)(5)(7)	Communications & Networking	Senior Debt Matures June 2011 Interest rate Prime + 3.25%	$1,378	1,318	1,318
		Preferred Stock Warrants		95	—
Peerless Network, Inc. (0.00%)		Preferred Stock		1,000	—

Total Peerless Network, Inc.				2,413	1,318

Ping Identity Corporation (0.00%)(4)	Communications & Networking	Preferred Stock Warrants		52	2

Total Ping Identity Corporation				52	2

See notes to consolidated financial statements.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2008

(dollars in thousands)

Portfolio Company	Industry	Type of Investment(1)	Principal Amount	Cost(2)	Value(3)
Purcell Systems, Inc. (2.55%)	Communications & Networking	Senior Debt Matures June 2010 Interest rate Prime + 3.50%	$1,659	1,601	1,601
		Revolving Line of Credit Matures July 2009 Interest rate Prime + 2.75%	$6,000	6,000	6,000
		Senior Debt Matures July 2011 Interest rate Prime + 3.50%	$1,600	1,600	1,600
		Preferred Stock Warrants		123	538

Total Purcell Systems, Inc.				9,324	9,739

Rivulet Communications, Inc. (0.51%)(5)	Communications & Networking	Senior Debt Matures April 2010 Interest rate 10.50%	$1,982	1,960	1,960
		Preferred Stock Warrants		50	—
Rivulet Communications, Inc. (0.00%)		Preferred Stock		250	4

Total Rivulet Communications, Inc.				2,260	1,964

Seven Networks, Inc. (2.64%)(4)	Communications & Networking	Senior Debt Matures April 2010 Interest rate Prime + 6.00%	$6,941	6,875	6,875
		Revolving Line of Credit Matures September 2009 Interest rate Prime + 5.00%	$3,000	3,000	3,000
		Preferred Stock Warrants		174	208

Total Seven Networks, Inc.				10,049	10,083

Stoke, Inc. (0.71%)	Communications & Networking	Senior Debt Matures August 2010 Interest rate 10.55%	$574	545	545
		Senior Debt Matures August 2010 Interest rate 10.05%	$1,144	1,144	1,144
		Senior Debt Matures August 2010 Interest rate 7.30%	$946	946	946
		Preferred Stock Warrants		53	91

Total Stoke, Inc.				2,688	2,726

Tectura Corporation (6.54%)(4)	Communications & Networking	Senior Debt Matures April 2012 Interest rate LIBOR + 6.90%	$7,232	7,439	7,439
		Revolving Line of Credit Matures April 2009 Interest rate LIBOR + 6.35%	$12,000	12,000	12,000
		Revolving Line of Credit Matures March 2009 Interest rate LIBOR + 7.50%	$5,507	5,507	5,507
		Preferred Stock Warrants		51	77

Total Tectura Corporation				24,997	25,023

See notes to consolidated financial statements.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2008

(dollars in thousands)

Portfolio Company	Industry	Type of Investment(1)	Principal Amount	Cost(2)	Value(3)
Wireless Channels, Inc. (3.04%)(4)	Communications & Networking	Senior Debt Matures April 2010 Interest rate Prime + 4.25%	$10,000	10,384	10,384
		Senior Debt Matures August 2010 Interest rate Prime + 0.50%	$895	895	895
		Preferred Stock Warrants		155	344

Total Wireless Channels, Inc.				11,434	11,623

Zayo Bandwidth, Inc. (6.42%)	Communications & Networking	Senior Debt Matures November 2013 Interest rate Libor + 5.25%	$25,000	25,000	24,563

Total Zayo Bandwith, Inc.				25,000	24,563

Total Communications & Networking (30.89%)				120,228	118,133

Atrenta, Inc. (2.36%)(5)	Software	Senior Debt Matures January 2010 Interest rate 11.50%	$2,789	2,742	2,742
		Revolving Line of Credit Matures October 2009 Interest rate Prime + 2.00%	$6,000	6,000	6,000
		Preferred Stock Warrants		103	176
		Preferred Stock Warrants		34	58
		Preferred Stock Warrants		71	43
Atrenta, Inc. (0.05%)		Preferred Stock		250	197

Total Atrenta, Inc.				9,200	9,216

Blurb, Inc. (1.76%)	Software	Senior Debt Matures December 2009 Interest rate 9.55%	$1,414	1,405	1,405
		Senior Debt Matures June 2011 Interest rate Prime + 3.50%	$5,000	4,701	4,701
		Preferred Stock Warrants		25	350
		Preferred Stock Warrants		299	276

Total Blurb, Inc.				6,430	6,732

Braxton Technologies, LLC. (2.64%)(5)	Software	Senior Debt Matures July 2012 Interest rate Libor + 7.25%	$10,000	9,916	9,916
		Preferred Stock Warrants		188	172

Total Braxton Technologies, LLC.				10,104	10,088

Bullhorn, Inc. (0.26%)	Software	Senior Debt Matures November 2010 Interest rate Prime + 3.75%	$782	760	760
		Preferred Stock Warrants		43	222

Total Bullhorn, Inc.				803	982

Cittio, Inc. (0.19%)	Software	Senior Debt Matures May 2010 Interest rate 11.00%	$731	720	720
		Preferred Stock Warrants		53	—

Total Cittio, Inc.				773	720

See notes to consolidated financial statements.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2008

(dollars in thousands)

Portfolio Company	Industry	Type of Investment(1)	Principal Amount	Cost(2)	Value(3)
Clickfox, Inc. (0.65%)	Software	Senior Debt Matures September 2011 Interest rate 10.25%	$2,500	2,357	2,357
		Preferred Stock Warrants		163	131

Total Clickfox, Inc.				2,520	2,488

Forescout Technologies, Inc. (0.40%)(4)	Software	Senior Debt Matures August 2009 Interest rate 11.15%	$906	892	892
		Revolving Line of Credit Matures March 2009 Interest rate Prime + 2.25%	$500	500	500
		Preferred Stock Warrants		99	130

Total Forescout Technologies, Inc.				1,491	1,522

GameLogic, Inc. (0.00%)(4)	Software	Preferred Stock Warrants		92	3

Total GameLogic, Inc.				92	3

Gomez, Inc. (0.22%)(4)	Software	Preferred Stock Warrants		35	833

Total Gomez, Inc.				35	833

HighJump Acquisition, LLC. (3.92%)(4)	Software	Senior Debt Matures May 2013 Interest rate Prime + 7.50%	$15,000	15,000	15,000

Total HighJump Acquisition, LLC.				15,000	15,000

HighRoads, Inc. (0.02%)(4)	Software	Preferred Stock Warrants		44	59

Total HighRoads, Inc.				44	59

Infologix, Inc. (5.49%)(4)	Software	Senior Debt Matures May 2012 Interest rate Prime + 8.75%	$12,000	12,007	12,007
		Revolving Line of Credit Matures November 2009 Interest rate Prime + 6.75%	$9,000	9,000	9,000

Total Infologix, Inc.				21,007	21,007

Intelliden, Inc. (0.37%)	Software	Senior Debt Matures February 2010 Interest rate 13.20%	$1,399	1,394	1,394
		Preferred Stock Warrants		18	38

Total Intelliden, Inc.				1,412	1,432

Oatsystems, Inc. (0.00%)(4)	Software	Preferred Stock Warrants		67	—

Total Oatsystems, Inc.				67	—

Proficiency, Inc. (0.00%)(6)(7)(8)	Software	Senior Debt Matures August 2012 Interest rate 8.00%	$1,500	1,497	—
		Preferred Stock Warrants		97	—
Proficiency, Inc. (0.00%)		Preferred Stock		2,750	—

Total Proficiency, Inc.				4,344	—

See notes to consolidated financial statements.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2008

(dollars in thousands)

Portfolio Company	Industry	Type of Investment(1)	Principal Amount	Cost(2)	Value(3)
PSS Systems, Inc. (0.65%)(4)	Software	Senior Debt Matures May 2010 Interest rate 11.48%	$2,423	2,403	2,403
		Preferred Stock Warrants		51	96

Total PSS Systems, Inc.				2,454	2,499

Rockyou, Inc. (0.72%)(4)	Software	Senior Debt Matures May 2011 Interest rate Prime + 2.50%	$2,750	2,674	2,674
		Preferred Stock Warrants		117	66

Total Rockyou, Inc.				2,791	2,740

Savvion, Inc. (1.42%)(4)	Software	Senior Debt Matures April 2009 Interest rate Prime + 3.45%	$331	279	279
		Revolving Line of Credit Matures March 2009 Interest rate Prime + 4.45%	$3,366	3,366	3,366
		Revolving Line of Credit Matures March 2009 Interest rate Prime + 3.00%	$1,619	1,619	1,619
		Preferred Stock Warrants		53	168

Total Savvion, Inc.				5,317	5,432

Sportvision, Inc. (0.02%)(4)	Software	Preferred Stock Warrants		39	91

Total Sportvision, Inc.				39	91

WildTangent, Inc. (0.01%)	Software	Preferred Stock Warrants		238	41

Total WildTangent, Inc.				238	41

Total Software (21.15%)				84,161	80,885

Luminus Devices, Inc. (3.08%)(4)	Electronics & Computer Hardware	Senior Debt Matures December 2010 Interest rate 12.875%	$11,792	11,514	11,514
		Preferred Stock Warrants		183	50
		Preferred Stock Warrants		84	25
		Preferred Stock Warrants		334	189

Total Luminus Devices, Inc.				12,115	11,778

Maxvision Holding, LLC. (2.71%)(4)	Electronics & Computer Hardware	Senior Debt Matures October 2012 Interest rate Prime + 5.50%	$5,000	5,000	5,000
		Senior Debt Matures April 2012 Interest rate Prime + 2.25%	$5,167	5,363	5,363
Maxvision Holding, LLC. (0.07%)(4)		Common Stock		81	268

Total Maxvision Holding, LLC				10,444	10,631

Shocking Technologies, Inc. (0.94%)	Electronics & Computer Hardware	Senior Debt Matures December 2010 Interest rate 9.75%	$225	192	192
		Senior Debt Matures December 2010 Interest rate 7.50%	$3,365	3,365	3,365
		Preferred Stock Warrants		63	55

Total Shocking Technologies, Inc.				3,620	3,612

See notes to consolidated financial statements.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2008

(dollars in thousands)

Portfolio Company	Industry	Type of Investment(1)	Principal Amount	Cost(2)	Value(3)
SiCortex, Inc. (1.83%)	Electronics & Computer Hardware	Senior Debt Matures December 2010 Interest rate 10.95%	$7,364	7,274	6,774
		Preferred Stock Warrants		164	216

Total SiCortex, Inc.				7,438	6,990
Spatial Photonics, Inc. (0.97%)(4)	Electronics & Computer Hardware	Senior Debt Matures April 2011 Interest rate 10.066%	$3,216	3,146	3,146
		Senior Debt Mature April 2011 Interest rate 9.217%	$321	321	321
		Preferred Stock Warrants		131	251
Spatial Photonics, Inc. (0.13%)		Preferred Stock		500	500

Total Spatial Photonics Inc.				4,098	4,218
VeriWave, Inc. (0.85%)	Electronics & Computer Hardware	Senior Debt Matures May 2010 Interest rate 10.75%	$2,549	2,507	2,507
		Revolving Line of Credit Matures September 2009 Interest rate Prime + 4.50%	$630	630	630
		Preferred Stock Warrants		54	76
		Preferred Stock Warrants		46	38

Total VeriWave, Inc.				3,237	3,251

Total Electronics & Computer Hardware (10.58%)				40,952	40,480

Aegerion Pharmaceuticals, Inc. (2.08%)(5)	Specialty Pharmaceuticals	Senior Debt Matures September 2011 Interest rate Prime + 2.50%	$7,525	7,525	7,525
		Convertible Senior Debt Matures December 2009 Interest rate Prime + 2.50%	$178	178	178
		Preferred Stock Warrants		69	272
Aegerion Pharmaceuticals, Inc. (0.26%)(4)		Preferred Stock		1,000	1,000

Total Aegerion Pharmaceuticals, Inc.				8,772	8,975
Panacos Pharmaceuticals, Inc. (0.00%)(4)	Specialty Pharmaceuticals	Common Stock Warrants		877	11
Panacos Pharmaceuticals, Inc. (0.01%)		Common Stock		410	28

Total Panacos Pharmaceuticals, Inc.				1,287	39
Quatrx Pharmaceuticals Company (5.26%)(4)	Specialty Pharmaceuticals	Senior Debt Matures October 2011 Interest rate Prime +4.85%	$20,000	19,761	19,761
		Convertible Senior Debt Matures May 2009 Interest rate Prime + 2.50%	$82	82	82
		Preferred Stock Warrants		220	143
		Preferred Stock Warrants		308	120
Quatrx Pharmaceuticals Company (0.20%)		Preferred Stock		750	750

Total Quatrx Pharmaceuticals Company				21,121	20,856

Total Specialty Pharmaceuticals (7.81%)				31,180	29,870

See notes to consolidated financial statements.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2008

(dollars in thousands)

Portfolio Company	Industry	Type of Investment(1)	Principal Amount	Cost(2)	Value(3)
Annie’s, Inc. (1.59%)	Consumer & Business Products	Senior Debt - Second Lien Matures April 2011 Interest rate LIBOR + 6.50%	$6,000	5,824	5,824
		Preferred Stock Warrants		321	273

Total Annie’s, Inc.				6,145	6,097

IPA Holdings, LLC. (4.50%)(4)	Consumer & Business Products	Senior Debt Matures November 2012 Interest rate Prime + 3.50%	$10,000	10,000	10,000
		Senior Debt Matures May 2013 Interest rate Prime + 6.00%	$6,500	6,590	6,590
		Revolving Line of Credit Matures November 2012 Interest rate Prime + 2.50%	$600	600	600
IPA Holding, LLC.(0.12%)		Common Stock		500	447

Total IPA Holding, LLC.				17,690	17,637

Market Force Information, Inc. (0.01%)(4)	Consumer & Business Products	Preferred Stock Warrants		24	40
Market Force Information, Inc. (0.07%)		Preferred Stock		500	274

Total Market Force Information, Inc.				524	314

OnTech Operations, Inc. (0.01%)(8)	Consumer & Business Products	Revolving Line of Credit Matures June 2009 Interest rate Prime + 5.625%	$54	54	54
		Preferred Stock Warrants		453	—
		Preferred Stock Warrants		218	—
OnTech Operations, Inc. (0.00%)		Preferred Stock		1,000	—

Total OnTech Operations, Inc.				1,725	54

Wageworks, Inc. (0.23%)(4)	Consumer & Business Products	Preferred Stock Warrants		252	881
Wageworks, Inc. (0.07%)		Preferred Stock		250	266

Total Wageworks, Inc.				502	1,147

Total Consumer & Business Products (6.60%)				26,586	25,249

Custom One Design, Inc. (0.14%)(8)	Semiconductors	Senior Debt Matures September 2010 Interest rate 11.50%	$775	765	523
		Common Stock Warrants		18	—

Total Custom One Design, Inc.				783	523

Enpirion, Inc. (1.97%)	Semiconductors	Senior Debt Matures August 2011 Interest rate Prime + 4.00%	$7,500	7,389	7,389
		Preferred Stock Warrants		157	136

Total Enpirion, Inc.				7,546	7,525

iWatt Inc. (0.07%)(4)	Semiconductors	Preferred Stock Warrants		46	28
		Preferred Stock Warrants		51	13
		Preferred Stock Warrants		73	13
		Preferred Stock Warrants		458	222
iWatt Inc. (0.25%)		Preferred Stock		490	961

Total iWatt Inc.				1,118	1,237

See notes to consolidated financial statements.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2008

(dollars in thousands)

Portfolio Company	Industry	Type of Investment(1)	Principal Amount	Cost(2)	Value(3)
NEXX Systems, Inc. (2.03%)(4)	Semiconductors	Senior Debt Matures March 2010 Interest rate Prime + 3.50%	$2,659	2,593	2,593
		Revolving Line of Credit Matures December 2009 Interest rate Prime + 3.00%	$4,605	4,605	4,605
		Revolving Line of Credit Matures December 2009 Interest rate Prime + 5.00%	$395	395	395
		Preferred Stock Warrants		165	182

Total NEXX Systems, Inc.				7,758	7,775

Quartics, Inc. (0.08%)(4)(8)	Semiconductors	Senior Debt Matures August 2010 Interest rate 8.80%	$629	601	286
		Preferred Stock Warrants		53	—

Total Quartics, Inc.				654	286

Solarflare Communications, Inc. (0.11%)(4)	Semiconductors	Senior Debt Matures August 2010 Interest rate 11.75%	$464	420	420
		Preferred Stock Warrants		83	—
Solarflare Communications, Inc. (0.00%)		Preferred Stock		641	—

Total Solarflare Communications, Inc.				1,144	420

Total Semiconductors (4.65%)				19,003	17,766

Labopharm, Inc. (5.55%)(4)(6)	Drug Delivery	Senior Debt Matures December 2011 Interest rate 10.95%	$20,000	19,582	19,582
		Common Stock Warrants		458	1,206
		Common Stock Warrants		143	422

Total Labopharm USA, Inc.				20,183	21,210

Transcept Pharmaceuticals, Inc. (0.90%)(5)	Drug Delivery	Senior Debt Matures October 2009 Interest rate 10.69%	$3,353	3,334	3,334
		Preferred Stock Warrants		35	46
		Preferred Stock Warrants		51	75
Transcept Pharmaceuticals, Inc. (0.07%)(4)		Preferred Stock		500	287

Total Transcept Pharmaceuticals, Inc.				3,920	3,742

Total Drug Delivery (6.52%)				24,103	24,952

BARRX Medical, Inc.(0.86%)(4)	Therapeutic	Senior Debt Mature December 2011 Interest rate 11.00%	$3,333	3,270	3,270
		Preferred Stock Warrants		63	41
BARRX Medical, Inc. (0.36%)		Preferred Stock		1,500	1,388

Total BARRX Medical, Inc.				4,833	4,699

See notes to consolidated financial statements.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2008

(dollars in thousands)

Portfolio Company	Industry	Type of Investment(1)	Principal Amount	Cost(2)	Value(3)
EKOS Corporation (1.29%)	Therapeutic	Senior Debt Matures November 2010 Interest rate Prime + 2.00%	$5,000	4,846	4,846
		Preferred Stock Warrants		175	51
		Preferred Stock Warrants		153	25

Total EKOS Corporation				5,174	4,922

Gelesis, Inc. (0.39%)	Therapeutic	Senior Debt Matures May 2012 Interest rate Prime + 5.65%	$1,500	1,477	1,477
		Preferred Stock Warrants		27	27

Total Gelesis, Inc.				1,504	1,504

Gynesonics, Inc. (0.02%)(4)	Therapeutic	Preferred Stock Warrants		18	92
Gynesonics, Inc. (0.08%)		Preferred Stock		250	304

Total Gynesonics, Inc.				268	396

Light Science Oncology, Inc. (0.01%)	Therapeutic	Preferred Stock Warrants		98	26

Total Light Science Oncology, Inc.				98	26

Novasys Medical, Inc. (0.96%)(4)	Therapeutic	Senior Debt Matures February 2010 Interest rate 9.70%	$3,607	3,588	3,588
		Preferred Stock Warrants		71	56
		Preferred Stock Warrants		54	25
Novasys Medical, Inc.(0.12%)		Preferred Stock		555	444

Total Novasys Medical, Inc.				4,268	4,113

Power Medical Interventions, Inc. (0.00%)	Therapeutic	Common Stock Warrants		21	1

Total Power Medical Interventions, Inc.				21	1

Total Therapeutic (4.09%)				16,166	15,661

Cozi Group, Inc. (0.04%)	Internet Consumer & Business Services	Preferred Stock Warrants		147	150
Cozi Group, Inc. (0.06%)		Preferred Stock		177	225

Total Cozi Group, Inc.				324	375

Invoke Solutions, Inc. (0.29%)(4)	Internet Consumer & Business Services	Senior Debt Matures November 2009 Interest rate Prime + 3.75%	$983	990	990
		Preferred Stock Warrants		56	101
		Preferred Stock Warrants		26	23

Total Invoke Solutions, Inc.				1,072	1,114

Prism Education Group Inc. (0.42%)	Internet Consumer & Business Services	Senior Debt Matures December 2010 Interest rate 11.25%	$1,516	1,492	1,492
		Preferred Stock Warrants		43	115

Total Prism Education Group Inc.				1,535	1,607

See notes to consolidated financial statements.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2008

(dollars in thousands)

Portfolio Company	Industry	Type of Investment(1)	Principal Amount	Cost(2)	Value(3)
RazorGator Interactive Group, Inc. (0.94%)(5)	Internet Consumer & Business Services	Revolving Line of Credit Matures January 2009 Interest rate Prime + 1.80%	$3,000	3,000	3,000
		Preferred Stock Warrants		13	562
		Preferred Stock Warrants		29	42
RazorGator Interactive Group, Inc. (0.45%)		Preferred Stock		1,000	1,708

Total RazorGator Interactive Group, Inc.				4,042	5,312

Serious USA, Inc. (0.36%)	Internet Consumer & Business Services	Senior Debt Matures February 2011 Interest rate Prime + 7.00%	$2,906	2,851	1,351
		Preferred Stock Warrants		93	—

Total Serious USA, Inc.				2,944	1,351

Spa Chakra, Inc. (2.61%)	Internet Consumer & Business Services	Senior Debt Matures June 2010 Interest rate 14.45%%	$10,000	10,000	10,000

Total Spa Chakra, Inc.				10,000	10,000

Total Internet Consumer & Business Services (5.17%)				19,917	19,759

Lilliputian Systems, Inc. (1.15%)(4)	Energy	Senior Debt Matures March 2010 Interest rate Prime + 6.00%	$4,324	4,204	4,204
		Preferred Stock Warrants		155	190

Total Lilliputian Systems, Inc.				4,359	4,394

Total Energy (1.15%)				4,359	4,394

Active Response Group, Inc. (2.58%)(4)	Information Services	Senior Debt Matures March 2012 Interest rate LIBOR + 6.55%	$6,905	6,863	6,863
		Revolving Line of Credit Matures December 2009 Interest rate Prime + 14.00%	$3,000	3,000	3,000
		Common Stock Warrants		92	11
		Preferred Stock Warrants		46	11
Active Response Group, Inc. (0.03%)(4)		Common Stock		105	105

Total Active Response Group, Inc.				10,106	9,990

Box.net, Inc. (0.37%)	Information Services	Senior Debt Matures June 2011 Interest rate Prime + 1.50%	$1,000	950	950
		Senior Debt Matures September 2011 Interest rate Prime + 0.50%	$400	400	400
		Preferred Stock Warrants		73	48

Total Box.net, Inc.				1,423	1,398

Buzznet, Inc. (0.00%)	Information Services	Preferred Stock Warrants		9	—
Buzznet, Inc. (0.06%)		Preferred Stock		250	224

Total Buzznet, Inc.				259	224

See notes to consolidated financial statements.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2008

(dollars in thousands)

Portfolio Company	Industry	Type of Investment(1)	Principal Amount	Cost(2)	Value(3)
hi5 Networkss, Inc. (2.21%)	Information Services	Senior Debt Matures December 2010 Interest rate Prime + 2.5%	$3,000	3,000	3,000
		Senior Debt Matures June 2011 Interest rate Prime + 0.5%	$5,496	5,363	5,363
		Preferred Stock Warrants		213	75

Total hi5 Networks, Inc.				8,576	8,438

Jab Wireless, Inc. (3.94%)(4)	Information Services	Senior Debt Matures November 2012 Interest rate Prime + 6.50%	$15,000	14,822	14,822
		Preferred Stock Warrants		264	246

Total Jab Wireless, Inc.				15,086	15,068

Solutionary, Inc. (1.68%)(4)	Information Services	Senior Debt Matures June 2010 Interest rate LIBOR + 5.50%	$4,599	4,809	4,809
		Revolving Line of Credit Matures June 2010 Interest rate LIBOR + 5.00%	$1,500	1,500	1,500
		Preferred Stock Warrants		94	125
		Preferred Stock Warrants		2	3
Solutionary, Inc. (0.04%)		Preferred Stock		250	162

Total Solutionary, Inc.				6,655	6,599

The Generation Networks, Inc. (1.52%)(4)	Information Services	Senior Debt Matures December 2012 Interest rate 7.42%	$5,930	5,930	5,826
The Generation Networks, Inc. (0.12%)		Common stock		500	471

Total The Generation Networks, Inc.				6,430	6,297

Visto Corporation		Common Stock		603	603

Total Visto Corporation (0.16%)				603	603

Wallop Technologies, Inc. (0.03%)	Information Services	Senior Debt Matures April 2010 Interest rate 10.00%	$134	131	131
		Preferred Stock Warrants		7	—

Total Wallop Technologies, Inc.				138	131

Zeta Interactive Corporation (3.74%)(4)	Information Services	Senior Debt Matures November 2011 Interest rate Prime +2.00%	$6,164	6,063	6,063
		Senior Debt Matures November 2011 Interest rate Prime +3.00%	$8,000	8,000	8,000
		Preferred Stock Warrants		172	222
Zeta Interactive Corporation (0.13%)		Preferred Stock		500	500

Total Zeta Interactive Corporation				14,735	14,785

Total Information Services (16.61%)				64,011	63,533

Novadaq Technologies, Inc. (0.05%)	Diagnostic	Common Stock		1,626	193

Total Novadaq Technologies, Inc.				1,626	193

See notes to consolidated financial statements.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2008

(dollars in thousands)

Portfolio Company	Industry	Type of Investment(1)	Principal Amount	Cost(2)	Value(3)
Optiscan Biomedical, Corp. (2.69%)(4)	Diagnostic	Senior Debt Matures June 2011 Interest rate 10.25%	$10,000	9,518	9,518
		Preferred Stock Warrants		760	783
Optiscan Biomedical, Corp. (0.79%)		Preferred Stock		3,000	3,000

Total Optiscan Biomedical, Corp.				13,278	13,301

Total Diagnostic (3.53%)				14,904	13,494

Guava Technologies, Inc. (1.28%)	Biotechnology Tools	Senior Debt Matures May 2011 Interest rate Prime + 10.50%	$2,800	2,797	2,797
		Convertible Debt	$250	250	250
		Revolving Line of Credit Matures December 2009 Interest rate Prime + 9.50%	$1,840	1,840	1,840
		Preferred Stock Warrants		106	—
		Preferred Stock Warrants		68	—

Total Guava Technologies, Inc.				5,061	4,887

Kamada, LTD. (5.13%)(6)	Biotechnology Tools	Senior Debt Matures February 2012 Interest rate 10.60%	$20,000	19,572	19,572
		Common Stock Warrants		531	41
		Common Stock Warrants		20	8

Total Kamada, LTD.				20,123	19,621

NuGEN Technologies, Inc. (0.67%)	Biotechnology Tools	Senior Debt Matures November 2010 Interest rate Prime + 3.45%	$1,548	1,520	1,520
		Senior Debt Matures November 2010 Interest rate Prime + 1.70%	$892	892	892
		Preferred Stock Warrants		45	161
		Preferred Stock Warrants		33	18
NuGEN Technologies, Inc. (0.07%)		Preferred Stock		500	265

Total NuGEN Technologies, Inc.				2,990	2,856

Solace Pharmaceuticals, Inc.(0.46%)(5)	Biotechnology Tools	Senior Debt Matures August 2012 Interest rate Prime + 4.25%	$1,750	1,711	1,711
		Preferred Stock Warrants		42	49

Total Solace Pharmaceuticals, Inc.				1,753	1,760

Total Biotechnology Tools (7.61%)				29,927	29,124

Crux Biomedical, Inc. (0.00%)	Surgical Devices	Preferred Stock Warrants		37	—
Crux Biomedical, Inc. (0.01%)		Preferred Stock		250	26

Total Crux Biomedical, Inc.				287	26

See notes to consolidated financial statements.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED SCHEDULE OF INVESTMENTS—(Continued)

December 31, 2008

(dollars in thousands)

Portfolio Company	Industry	Type of Investment(1)	Principal Amount	Cost(2)	Value(3)
Transmedics, Inc. (2.61%)(5)	Surgical Devices	Senior Debt Matures December 2011 Interest rate Prime + 5.25%	$10,000	9,814	9,814
		Preferred Stock Warrants		224	173

Total Transmedics, Inc.				10,038	9,987

Total Surgical Devices (2.62%)				10,325	10,013

Glam Media, Inc. (2.18%)	Media/Content/Info	Revolving Line of Credit Matures April 2009 Interest rate Prime + 1.50%	$8,285	8,139	8,139
		Preferred Stock Warrants		483	209

Total Glam Media, Inc.				8,622	8,348

Waterfront Media Inc. (2.08%)(5)	Media/Content/Info	Senior Debt Matures September 2010 Interest rate Prime + 3.00%	$2,597	2,574	2,574
		Revolving Line of Credit Matures October 2009 Interest rate Prime + 1.25%	$5,000	5,000	5,000
		Preferred Stock Warrants		60	393
Waterfront Media Inc. (0.36%)		Preferred Stock		1,000	1,353

Total Waterfront Media Inc.				8,634	9,320

Total Media/Content/Info (4.62%)				17,256	17,668

Total Investments (151.99%)				$592,348	$581,301

*	Value as a percent of net assets
(1)	Preferred and common stock, warrants, and equity interests are generally non-income producing.
(2)	Gross unrealized appreciation, gross unrealized depreciation, and net depreciation for federal income tax purposes totaled $7,976, $22,551 and $14,575, respectively. The tax cost of investments is $595,876.
(3)	Except for warrants in six publicly traded companies and common stock in three publicly traded companies, all investments are restricted at December 31, 2008 and were valued at fair value as determined in good faith by the Board of Directors. No unrestricted securities of the same issuer are outstanding. The Company uses the Standard Industrial Code for classifying the industry grouping of its portfolio companies.
(4)	Debt and warrant investments of this portfolio company have been pledged as collateral under the Credit Facility. Citigroup has an equity participation right on loans collateralized under the Credit Facility. The value of their participation right on unrealized gains in the related equity investments was approximately $498,000 at December 31, 2008 and is included in accrued liabilities and reduced the cumulative unrealized gain recognized by the Company at December 31, 2008.
(5)	Debt investments of this portfolio company have been pledged as collateral under the Wells Facility.
(6)	Non-U.S. company or the company’s principal place of business is outside the United States.
(7)	Affiliate investment that is defined under the Investment Company Act of 1940 as companies in which HTGC owns as least 5% but not more than 25% of the voting securities of the company. All other investments are less than 5% owned.
(8)	Debt is on non-accrual status at December 31, 2008, and is therefore considered non-income producing.

See notes to consolidated financial statements.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(unaudited)

(dollars in thousands, except per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Investment income:
Interest	$15,857	$16,081	$33,832	$30,320
Fees	3,623	2,941	6,098	4,302

Total investment income	19,480	19,022	39,930	34,622
Operating expenses:
Interest	2,106	2,914	5,265	4,765
Loan fees	329	564	1,274	946
General and administrative	1,880	2,211	3,351	3,385
Employee Compensation:
Compensation and benefits	2,828	2,854	5,712	5,653
Stock-based compensation	516	507	948	901

Total employee compensation	3,344	3,361	6,660	6,554

Total operating expenses	7,659	9,050	16,550	15,650
Net investment income	11,821	9,972	23,380	18,972
Net realized gain (loss) on investments	(4,186)	1,909	(5,332)	4,867
Net increase in unrealized depreciation on investments	(20,694)	(3,523)	(26,625)	(4,444)

Net realized and unrealized gain (loss)	(24,880)	(1,614)	(31,957)	423

Net increase (decrease) in net assets resulting from operations	$(13,059)	$8,358	$(8,577)	$19,395

Net investment income before investment gains and losses per common share:
Basic	$0.34	$0.30	$0.69	$0.58

Diluted	$0.34	$0.30	$0.69	$0.58

Change in net assets per common share:
Basic	$(0.38)	$0.25	$(0.26)	$0.59

Diluted	$(0.38)	$0.25	$(0.26)	$0.59

Weighted average shares outstanding
Basic	34,632	32,832	33,702	32,731

Diluted	34,632	32,832	33,702	32,731

See notes to consolidated financial statements (unaudited).

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS

(unaudited)

(dollars in thousands)

	Common Stock		Capital in excess of par value	Unrealized Appreciation (Depreciation) on Investments	Accumulated Realized Gains (Losses) on Investments	Distributions in Excess of Investment Income	Provision for Income Taxes on Investment Gains	Net Assets
	Shares	Par Value
Balance at January 1, 2008	32,541	$33	$393,452	$10,129	$819	$(3,557)	$(139)	$400,737
Net increase (decrease) in net assets resulting from operations	—	—	—	(4,444)	4,867	18,972	—	19,395
Issuance of common stock	3	—	28	—	—	—	—	28
Issuance of common stock under dividend reinvestment plan	88	—	933	—	—	—	—	933
Issuance of common stock under restricted stock plan	205	—		—	—	—	—
Dividends declared	—	—	—	—	—	(20,927)	—	(20,927)
Stock-based compensation	—	—	916	—	—	—	—	916

Balance at June 30, 2008	32,837	$33	$395,329	$5,685	$5,686	$(5,512)	$(139)	$401,082

Balance at January 1, 2009	33,096	$33	$395,760	$(11,297)	$3,906	$(5,602)	$(342)	$382,458
Net increase (decrease) in net assets resulting from operations	—	—	—	(26,625)	(5,332)	23,380	—	(8,577)
Issuance of common stock	3	—	22	—	—	—	—	22
Issuance of common stock under restricted stock plan	312	—	—	—	—	—	—
Issuance of common stock under dividend reinvestment plan	2,041	2	10,529	—	—	—	—	10,531
Dividends declared	—	—	—	—		(21,190)	—	(21,190)
Stock-based compensation	—	—	989	—	—	—	—	989

Balance at June 30, 2009	35,452	$35	$407,300	$(37,922)	$(1,426)	$(3,412)	$(342)	$364,233

See notes to consolidated financial statements (unaudited).

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited)

(dollars in thousands)

	Six Months Ended June 30,
	2009	2008
Cash flows from operating activities:
Net increase (decrease) in net assets resulting from operations	$(8,577)	$19,395
Adjustments to reconcile net increase in net assets resulting from operations to net cash used in and provided by operating activities:
Purchase of investments	(68,622)	(197,722)
Principal payments received on investments	167,464	123,087
Proceeds from sale of investments	2,589	6,445
Net unrealized depreciation on investments	26,625	4,444
Net unrealized appreciation due to lender	—	(247)
Net realized (gain) loss on investments	5,332	(4,867)
Accretion of paid-in-kind principal	(1,074)	(387)
Accretion of loan discounts	(3,351)	(2,782)
Accretion of loan exit fees	(1,115)	(275)
Depreciation	183	131
Stock-based compensation	989	916
Common stock issued in lieu of Director compensation	22	28
Amortization of deferred loan origination revenue	(2,776)	(2,579)
Change in operating assets and liabilities:
Interest receivable	607	(1,249)
Prepaid expenses and other assets	954	544
Accounts payable	(282)	685
Income tax payable	(192)	(121)
Accrued liabilities	(2,363)	(80)
Deferred loan origination revenue	177	3,882

Net cash provided by (used in) operating activities	116,590	(50,752)
Cash flows from investing activities:
Purchases of capital equipment	(44)	(506)
Other long-term assets	3	(134)

Net cash used in investing activities	(41)	(640)
Cash flows from financing activities:
Proceeds from issuance of common stock, net	—	933
Dividends paid	(10,659)	(20,927)
Borrowings of credit facilities	64,823	173,700
Repayments of credit facilities	(150,588)	(94,000)
Fees paid for credit facilities and debentures	—	(2,319)

Net cash provided by (used in) financing activities	(96,424)	57,387
Net increase in cash	20,125	5,995
Cash and cash equivalents at beginning of period	17,242	7,856

Cash and cash equivalents at end of period	$37,367	$13,851

See notes to consolidated financial statements (unaudited).

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1. Description of Business and Unaudited Interim Consolidated Financial Statements Basis of Presentation

Hercules Technology Growth Capital, Inc. (the “Company”) is a specialty finance company that provides debt and equity growth capital to technology-related companies at all stages of development from seed and emerging growth to expansion and established stages of development. We primarily finance privately-held companies backed by leading venture capital and private equity firms, and may also finance select publicly listed companies and lower middle market companies. The Company sources its investments through its principal office located in Silicon Valley, as well as through its additional offices in the Boston, Massachusetts, Boulder, Colorado and Chicago, Illinois. The Company was incorporated under the General Corporation Law of the State of Maryland in December 2003. The Company commenced operations on February 2, 2004 and commenced investment activities in September 2004.

The Company is an internally managed, non-diversified closed-end investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). From incorporation through December 31, 2005, the Company was taxed as a corporation under Subchapter C of the Internal Revenue Code of 1986, (the “Code”). Effective January 1, 2006, the Company has elected to be treated for tax purposes as a regulated investment company, or RIC, under the Code (see Note 5).

The Company formed Hercules Technology II, L.P. (“HT II”), which was licensed on September 27, 2006, to operate as a Small Business Investment Company (“SBIC”) under the authority of the Small Business Administration (“SBA”). As an SBIC, the Fund is subject to a variety of regulations concerning, among other things, the size and nature of the companies in which it may invest and the structure of those investments. The Company also formed Hercules Technology SBIC Management, LLC (“HTM”), a limited liability company. HTM is a wholly-owned subsidiary of the Company. The Company is the sole limited partner of HT II and HTM is the general partner (see Note 4).

The Company also established wholly owned subsidiaries, all of which are structured as Delaware corporations and limited liability companies, to hold portfolio companies organized as limited liability companies, or LLCs, (or other forms of pass-through entities). We currently qualify as a RIC for federal income tax purposes, which allows us to avoid paying corporate income taxes on any income or gains that we distributed to our stock holders. The purpose of establishing these entities is to satisfy the RIC tax requirement that at least 90% of our gross income for income tax purposes is investment income. The consolidated financial statements include the accounts of the Company and its subsidiaries. All inter-company accounts and transactions have been eliminated in consolidation. In accordance with Article 6 of Regulation S-X under Securities Act of 1933 and the Securities and Exchange Act of 1934, the Company does not consolidate portfolio company investments. The accompanying consolidated interim financial statements are presented in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information, and pursuant to the requirements for reporting on Form 10-Q and Article 10 of Regulation S-X under the Securities Act of 1933 and the Securities Exchange Act of 1934. Accordingly, certain disclosures accompanying annual consolidated financial statements prepared in accordance with U.S. GAAP are omitted. In the opinion of management, all adjustments consisting solely of normal recurring accruals considered necessary for the fair presentation of consolidated financial statements for the interim periods, have been included. The current period’s results of operations are not necessarily indicative of results that ultimately may be achieved for the year. Therefore, the interim unaudited consolidated financial statements and notes should be read in conjunction with the audited consolidated financial statements and notes thereto for the period ended December 31, 2008. Financial statements prepared on a U.S. GAAP basis require management to make estimates and assumptions that affect the amounts and disclosures reported in the consolidated financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

2. Valuation of Investments

Our investments are carried at fair value in accordance of 1940 Act and the Statement of Financial Accounting Standards (“SFAS”) No.157, Fair Value Measurements (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value, outlines a fair value hierarchy based on inputs used to measure fair value and enhances disclosure requirements for fair value measurements. FAS 157 does not change existing guidance as to whether or not an instrument is carried at fair value. FAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

In October 2008, the Financial Accounting Standards Board, or the FASB, issued FASB Staff Position (“FSP”) No. 157-3, Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active. FSP No. 157-3 clarifies the application of SFAS No. 157 in a market that is not active. More specifically, FSP No. 157-3 states that significant judgment should be applied to determine if observable data in a dislocated market represents forced liquidations or distressed sales and are not representative of fair value in an orderly transaction. FSP No. 157-3 also provides further guidance that the use of a reporting entity’s own assumptions about future cash flows and appropriately risk-adjusted discount rates is acceptable when relevant observable inputs are not available. In addition, FSP No. 157-3 provides guidance on the level of reliance of broker quotes or pricing services when measuring fair value in a non active market stating that less reliance should be placed on a quote that does not reflect actual market transactions and a quote that is not a binding offer.

In April 2009, the FASB issued FASB Staff Position (FSP) Financial Accounting Standard (FAS) 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.” Based on the guidance, if an entity determines that the level of activity for an asset or liability has significantly decreased and that a transaction is not orderly, further analysis of transactions or quoted prices is needed, and a significant adjustment to the transaction or quoted prices may be necessary to estimate fair value in accordance with SFAS No. 157, “Fair Value Measurements.” This FSP is to be applied prospectively and is effective for interim and annual periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. The Company adopted this FSP in the quarter ended June 30, 2009, and there was no material impact on the Consolidated Financial Statements.

Consistent with FAS 157, the Company determines fair value to be the amount for which an investment could be exchanged in a current sale, which assumes an orderly disposition over a reasonable period of time between willing parties other than in a forced or liquidation sale. The Company’s valuation policy considers the fact that no ready market exists for substantially all of the securities in which it invests.

In accordance with FAS 157, the Company has considered the principal market, or the market in which it exits its portfolio investments with the greatest volume and level of activity. FAS 157 requires that the portfolio investment is assumed to be sold in the principal market to market participants, or in the absence of a principal market, the most advantageous market. Market participants are defined as buyers and sellers in the principal or most advantageous market that are independent, knowledgeable, and willing and able to transact. The Company believes that the market participants for its investments are primarily other technology-related companies. Such participants acquire the Company’s investments in order to gain access to the underlying assets of the portfolio company. As such, the Company believes the estimated value of the collateral of the portfolio company, up to the initial cost of the investment, represents the fair value of the investment.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

Determining fair value requires that judgment be applied to the specific facts and circumstances of each portfolio investment, although the Company’s valuation policy is intended to provide a consistent basis for determining the fair value of portfolio investments. Unlike banks, the Company is not permitted to provide a general reserve for anticipated loan losses. Instead, the Company must determine the fair value of each individual investment on a quarterly basis. The Company records unrealized depreciation on investments when it believes that an investment has decreased in value, including where collection of a loan or realization of an equity security is doubtful. Conversely, where appropriate, the Company records unrealized appreciation if it believes that the underlying portfolio company has appreciated in value and, therefore, that its investment has also appreciated in value.

As a business development company providing debt and equity capital primarily to technology-related companies, the Company invests primarily in illiquid securities including debt and equity-related securities of private companies. The Company’s investments are generally subject to some restrictions on resale and generally have no established trading market. Because of the type of investments that the Company makes and the nature of its business, its valuation process requires an analysis of various factors that might be considered in a hypothetical secondary market. The Company’s valuation methodology includes the examination of criteria similar to those used in its original investment decision, including, among other things, the underlying investment performance, the current portfolio company’s financial condition and market changing events that impact valuation, estimated remaining life. If there is a significant deterioration of the credit quality of a debt investment, we may consider other factors that a hypothetical market participant would use to estimate fair value, including the proceeds that would be received in a liquidation analysis.

At June 30, 2009, approximately 90% of the Company’s total assets represented investments in portfolio companies of which greater than 99% are valued at fair value by the Board of Directors. Value, as defined in Section 2(a) (41) of the 1940 Act, is (i) the market price for those securities for which a market quotation is readily available and (ii) for all other securities and assets, fair value is as determined in good faith by the Board of Directors. Since there is typically no readily available market value for the investments in the Company’s portfolio, it values substantially all of its investments at fair value as determined in good faith pursuant to a consistent valuation policy and the Company’s Board of Directors in accordance with the provisions of FAS 157 and the 1940 Act. Due to the inherent uncertainty in determining the fair value of investments that do not have a readily available market value, the fair value of the Company’s investments determined in good faith by its Board may differ significantly from the value that would have been used had a ready market existed for such investments, and the differences could be material.

When originating a debt instrument, the Company generally receives warrants or other equity-related securities from the borrower. The Company determines the cost basis of the warrants or other equity-related securities received based upon their respective fair values on the date of receipt in proportion to the total fair value of the debt and warrants or other equity-related securities received. Any resulting discount on the loan from recordation of the warrant or other equity instruments is accreted into interest income over the life of the loan.

At each reporting date, privately held debt and equity securities are valued based on an analysis of various factors including, but not limited to, the portfolio company’s operating performance and financial condition and general market conditions that could impact the valuation. When an external event occurs, such as a purchase transaction, public offering, or subsequent equity sale, the pricing indicated by that external event is utilized to corroborate the Company’s valuation of the debt and equity securities. The Company periodically reviews the valuation of its portfolio companies that have not been involved in a qualifying external event to determine if the enterprise value of the portfolio company may have increased or decreased since the last valuation measurement

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

date. The Company may consider, but is not limited to, industry valuation methods such as price to enterprise value or price to equity ratios, discounted cash flow, valuation comparisons to comparable public companies or other industry benchmarks in its evaluation of the fair value of its investment. The Company has a limited number of equity securities in public companies. In accordance with the 1940 Act, unrestricted minority-owned publicly traded securities for which market quotations are readily available are valued at the closing market quote on the valuation date.

An unrealized loss is recorded when an investment has decreased in value, including: where collection of a loan is doubtful, there is an adverse change in the underlying collateral or operational performance, there is a change in the borrower’s ability to pay, or there are other factors that lead to a determination of a lower valuation for the debt or equity security. Conversely, unrealized appreciation is recorded when the investment has appreciated in value. Securities that are traded in the over the counter markets or on a stock exchange will be valued at the prevailing bid price at period end. The Board of Directors estimates the fair value of warrants and other equity-related securities in good faith using a Black-Scholes pricing model and consideration of the issuer’s earnings, sales to third parties of similar securities, the comparison to publicly traded securities, and other factors.

The Company has categorized all investments recorded at fair value in accordance with FAS 157 based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels, defined by FAS 157 and directly related to the amount of subjectivity associated with the inputs to fair valuation of these assets and liabilities, are as follows:

Level 1—Inputs are unadjusted, quoted prices in active markets for identical assets at the measurement date. The types of assets carried at Level 1 fair value generally are equities listed in active markets.

Level 2—Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset in connection with market data at the measurement date and for the extent of the instrument’s anticipated life. Fair valued assets that are generally included in this category are warrants held in a public company.

Level 3—Inputs reflect management’s best estimate of what market participants would use in pricing the asset at the measurement date. It includes prices or valuations that require inputs that are both significant to the fair value measurement and unobservable. Generally, assets carried at fair value and included in this category are the debt investments and warrants and equities held in a private company.

Investments measured at fair value on a recurring basis are categorized in the tables below based upon the lowest level of significant input to the valuations:

	Assets at Fair Value as of June 30, 2009				Assets at Fair Value as of December 31, 2008
(in thousands) Description	Quoted Prices In Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total	Quoted Prices In Active Markets For Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Senior secured debt	$—	$—	$405,723	$405,723	$—	$—	$534,230	$534,230
Senior debt-second lien	—	—	5,943	5,943	—	—	5,824	5,824
Preferred stock	—	—	22,494	22,494	—	—	21,249	21,249
Common stock	1,461	—	1,441	2,902	221	—	1,894	2,115
Warrants	—	2,616	12,712	15,328	—	2,931	14,952	17,883

	$1,461	$2,616	$448,313	$452,390	$221	$2,931	$578,149	$581,301

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

The table below presents a reconciliation for all financial assets measured at fair value on a recurring basis, excluding accrued interest components, using significant unobservable inputs (Level 3) for the three and six months ended June 30, 2009 and June 30, 2008:

	Three months Ended June 30,
Fair Value Measurements Using Significant Unobservable Inputs	2009	2008
(in thousands)
Balance at April 1	$530,366	$525,764
Total gains or losses:
Net Realized gains/(losses)(1)	(4,995)	(49)
Net change in unrealized appreciation or depreciation(2)	(21,779)	(1,804)
Purchases, repayments, and exits, net	(55,279)	75,857
Transfer in and/or out of level 3	—	—

Balance at June 30	$448,313	$599,498

Net unrealized appreciation (depreciation) during the period relating to assets still held at the reporting date(3)	$(21,779)	$(1,804)

	Six months Ended June 30, 2009
Fair Value Measurements Using Significant Unobservable Inputs	2009	2008
(in thousands)
Balance at January 1	$578,149	$522,740
Total gains or losses:
Net Realized gains/(losses)(1)	(4,980)	(216)
Net change in unrealized appreciation or depreciation(2)	(28,536)	(145)
Purchases, repayments, and exits, net	(96,320)	77,119
Transfer in and/or out of level 3	—	—

Balance at June 30	$448,313	$599,498

Net unrealized appreciation (depreciation) during the period relating to assets still held at the reporting date(3)	$(28,536)	$(145)

(1)	Includes net realized gains /(losses) recorded as realized gains or losses in the accompanying consolidated statements of operations.
(2)	Included in change in net unrealized appreciation or depreciation in the accompanying consolidated statements of operations.
(3)	Net change in unrealized appreciation or depreciation includes net unrealized appreciation (depreciation) resulting from changes in portfolio investment values during the reporting period and the reversal of previously recorded unrealized appreciation or depreciation when gains or losses are realized.

As required by the 1940 Act, the Company classifies its investments by level of control. “Control Investments” are defined in the 1940 Act as investments in those companies that the Company is deemed to “Control”. Generally, under 1940 Act, the Company is deemed to “Control” a company in which it has invested if it owns 25% or more of the voting securities of such company or has greater than 50% representation on its board. “Affiliate Investments” are investments in those companies that are “Affiliated Companies” of the Company, as defined in the 1940 Act, which are not Control Investments. The Company is deemed to be an “Affiliate” of a company in which it has invested if it owns 5% or more but less than 25% of the voting securities of such company. “Non-Control/Non-Affiliate Investments” are investments that are neither Control Investments nor Affiliate Investments.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

At June 30, 2009 and December 31, 2008, the Company had investments in two portfolio companies deemed to be Affiliates. Income derived from these investments was less than $500,000 since these investments became Affiliates.

Security transactions are recorded on the trade-date basis.

A summary of the composition of the Company’s investment portfolio as of June 30, 2009 and December 31, 2008 at fair value is shown as follows:

	June 30, 2009		December 31, 2008
(in thousands)	Investments at Fair Value	Percentage of Total Portfolio	Investments at Fair Value	Percentage of Total Portfolio
Senior secured debt with warrants	$357,212	78.9%	$445,574	76.6%
Senior secured debt	63,644	14.1	106,266	18.2
Preferred stock	22,494	5.0	21,249	3.8
Senior debt-second lien with warrants	6,138	1.4	6,097	1.0
Common Stock	2,902	0.6	2,115	0.4

	$452,390	100.0%	$581,301	100.0%

A summary of the Company’s investment portfolio, at value, by geographic location is as follows:

	June 30, 2009		December 31, 2008
(in thousands)	Investments at Fair Value	Percentage of Total Portfolio	Investments at Fair Value	Percentage of Total Portfolio
United States	$407,932	90.2%	$537,470	92.5%
Canada	21,389	4.7	21,210	3.6
Israel	20,069	4.4	19,621	3.4
Netherlands	3,000	0.7	3,000	0.5

	$452,390	100.0%	$581,301	100.0%

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

The following table shows the fair value of our portfolio by industry sector at June 30, 2009 and December 31, 2008 (excluding unearned income):

	June 30, 2009		December 31, 2008
(in thousands)	Investments at Fair Value	Percentage of Total Portfolio	Investments at Fair Value	Percentage of Total Portfolio
Communications & networking	$73,813	16.3%	$118,133	20.3%
Software	63,758	14.1	80,885	13.9
Drug discovery	56,620	12.5	70,320	12.1
Information services	49,147	10.9	63,533	10.9
Electronics & computer hardware	30,249	6.7	40,481	7.0
Biotechnology tools	27,106	6.0	29,124	5.0
Consumer & business products	25,536	5.6	25,250	4.3
Specialty pharmaceuticals	22,353	4.9	29,870	5.1
Drug delivery	21,648	4.8	24,952	4.3
Therapeutic	20,659	4.6	15,661	2.7
Internet consumer & business services	18,983	4.2	19,759	3.4
Semiconductors	15,251	3.4	17,766	3.1
Diagnostic	13,541	3.0	13,494	2.3
Media/Content/Info	11,229	2.5	17,667	3.1
Surgical Devices	2,370	0.4	10,013	1.7
Energy	127	0.1	4,393	0.8

	$452,390	100.0%	$581,301	100.0%

During the three and six-month periods ended June 30, 2009, the Company made investments in debt securities totaling approximately $19.2 million and $67.8 million, respectively. The Company funded equity investment of approximately $400,000 to one existing portfolio company in the three and six months periods ended June 30, 2009. During the three and six-month periods ended June 30, 2008, the Company made investments in debt securities totaling $154.6 million and $203.7 million, respectively. In addition, during the three and six-month periods ended June 30, 2008, the Company made investments in equity securities of approximately $6.4 million and $7.1 million, respectively.

During the three and six-month periods ended June 30, 2009, the Company recognized net realized loss of approximately $4.2 million and $5.3 million, respectively. During the same periods of 2008, the Company recognized net realized gains of approximately $1.9 million and $4.9 million, respectively.

Loan origination and commitment fees received in full at the inception of a loan are deferred and amortized into fee income as an enhancement to the related loan’s yield over the contractual life of the loan. Loan exit fees to be paid at the termination of the loan are accreted into interest income over the contractual life of the loan. These fees are reflected as adjustments to the loan yield in accordance with Statement of Financial Standards No. 91, Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring loans and Initial Direct Costs of Leases (“FAS 91”). The Company had approximately $4.3 million and $6.9 million of unamortized fees at June 30, 2009 and December 31, 2008, respectively, and approximately $4.7 million and $3.6 million in exit fees receivable at June 30, 2009 and December 31, 2008, respectively.

The Company has loans in its portfolio that contain a payment-in-kind (“PIK”) provision. The PIK interest, computed at the contractual rate specified in each loan agreement, is added to the principal balance of the loan

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

and recorded as interest income. To maintain the Company’s status as a RIC, this non-cash source of income must be paid out to stockholders in the form of dividends even though the Company has not yet collected the cash. Amounts necessary to pay these dividends may come from available cash or the liquidation of certain investments. The Company recorded approximately $782,000 and $1.3 million in PIK income in the three and six-month periods ended June 30, 2009. The Company recorded approximately $229,000 and $415,000 in the same periods ended June 30, 2008, respectively.

In some cases, the Company collateralizes its investments by obtaining a first priority security interest in a portfolio company’s assets, which may include their intellectual property. In other cases, the Company may obtain a negative pledge covering a company’s intellectual property. At June 30, 2009, approximately 71.8% of our portfolio company loans were secured by a first priority security in all of the assets of the portfolio company, 26.8% of portfolio company loans were prohibited from pledging or encumbering their intellectual property and 1.4% of portfolio company loans had a second lien facility. See “Part II—Item 1A—Risk Factors.”

3. Fair Value of Financial Instruments

Fair value estimates are made at discrete points in time based on relevant information. These estimates may be subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. The Company believes that the carrying amounts of its financial instruments, consisting of cash and cash equivalents, receivables, accounts payable and accrued liabilities approximate the fair values of such items due to the short maturity of such instruments. The SBIC debentures remain a strategic advantage due to their flexible structure, long-term duration, and low fixed interest rates. As of June 30, 2009, calculated based on the net present value of payments over the term of the notes using estimated market rates for similar notes and remaining terms, the fair value of its SBIC debentures would be approximately $138.2 million, compared to carrying amount of $130.6 million as of June 30, 2009.

See the accompanying consolidated schedule of investments for the fair value of the Company’s investments. The methodology for the determination of the fair value of the Company’s investment is discussed in Note 2.

4. Borrowings

Credit Facility

The Company, through Hercules Funding Trust I, an affiliated statutory trust, had a securitized credit facility (the “Credit Facility”) with Citigroup Global Markets Realty Corp. and Deutsche Bank Securities Inc. On October 31, 2008, the Company’s Credit Facility expired under the normal terms. All subsequent payments secured from the portfolio companies whose debt was included in the Credit Facility collateral pool were to be applied against interest and principal outstanding under the Credit Facility until April 30, 2009, when all outstanding interest and principal were due and payable. During the amortization period, borrowings under the Credit Facility bore interest at a rate per annum equal to LIBOR plus 6.50%. At December 31, 2008, $89.6 million was outstanding under the Credit Facility. During the first quarter of 2009, the Company paid off all remaining principal and interest owed under the Credit Facility using approximately $10.4 million from our regular principal and interest collection, approximately $36.7 million borrowing from Wells Facility and approximately $42.5 million from early payoffs.

Citigroup has an equity participation right through a warrant participation agreement on the pool of loans and warrants collateralized under the Credit Facility. Pursuant to the warrant participation agreement, the

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

Company granted to Citigroup a 10% participation in all warrants held as collateral. However, no additional warrants are included in collateral subsequent to the facility amendment on May 2, 2007. As a result, Citigroup is entitled to 10% of the realized gains on the warrants until the realized gains paid to Citigroup pursuant to the agreement equal $3,750,000 (the “Maximum Participation Limit”). The obligations under the warrant participation agreement continue even after the Credit Facility is terminated until the Maximum Participation Limit has been reached. During the quarter ended June 30, 2009, the Company recorded an increase of the derivative liability related to this obligation and increased its unrealized losses by approximately $70,000 for Citigroup’s participation in unrealized gains in the warrant portfolio. The value of their participation right on unrealized gains in the related equity investments was approximately $548,000 at June 30, 2009 and is included in accrued liabilities. There can be no assurances that the unrealized appreciation of the warrants will not be higher or lower in future periods due to fluctuations in the value of the warrants, thereby increasing or reducing the effect on the cost of borrowing. Since inception of the agreement, the Company has paid Citigroup approximately $920,000 under the warrant participation agreement thereby reducing its realized gains by this amount. We will continue to pay Citigroup under the warrant participation agreement until the Maximum Participation Limit is reached.

Long-term SBA Debentures

In January 2005, the Company formed HT II and HTM. HT II is licensed as a SBIC. HT II borrows funds from the SBA against eligible investments and additional deposits to regulatory capital. Under the Small Business Investment Act and current SBA policy applicable to SBICs, an SBIC can have outstanding at any time SBA guaranteed debentures up to twice the amount of its regulatory capital. As of June 30, 2009, the maximum statutory limit on the dollar amount of outstanding SBA guaranteed debentures issued to a single SBIC is $150.0 million. The maximum statutory limit is subject to periodic adjustments by the SBA. As of June 30, 2009, HT II has regulatory capital to $68.55 million and commitment from the SBA to issue debentures up to $137.1 million, of which approximately $130.6 million was outstanding as of June 30, 2009. Currently, HT II has paid commitment fees of approximately $1.4 million. There is no assurance that HT II will be able to draw up to the maximum limit available under the SBIC program.

SBICs are designed to stimulate the flow of private equity capital to eligible small businesses. Under present SBA regulations, eligible small businesses include businesses that have a tangible net worth not exceeding $18.0 million and have average annual fully taxed net income not exceeding $6.0 million for the two most recent fiscal years. In addition, SBICs must devote 25% of their investment activity to “smaller” concerns as defined by the SBA. A smaller concern is one that has a tangible net worth not exceeding $6.0 million and has average annual fully taxed net income not exceeding $2.0 million for the two most recent fiscal years. SBA regulations also provide alternative size standard criteria to determine eligibility, which depend on the industry in which the business is engaged and are based on such factors as the number of employees and gross sales. According to SBA regulations, SBICs may make long-term loans to small businesses, invest in the equity securities of such businesses and provide them with consulting and advisory services. Through its wholly-owned subsidiary HT II, the Company plans to provide long-term loans to qualifying small businesses, and in connection therewith, make equity investments.

HT II is periodically examined and audited by the SBA’s staff to determine its compliance with SBIC regulations. Borrowings under the program are charged interest based on ten year treasury rates plus a spread and the rates are generally set for a pool of debentures issued by the SBA in six month periods. The rate for the $12.0 million of borrowings originated from March 13, 2007 to September 10, 2007 was set by the SBA on September 26, 2007 at 5.528%. The rate for the $58.1 million borrowings made after September 10, 2007

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

through March 13, 2008 was set by the SBA on March 26, 2008 at 5.471%. The rate for the $38.8 million borrowings made after March 13, 2008 through September 10, 2008 was set by the SBA on September 24, 2008 at 5.725%. The rate for the additional $18.4 million of borrowings made after September 13, 2008 through March 10, 2009 was set by the SBA on March 25, 2009 at 4.62% and the additional $3.6 million of borrowings made after March 10, 2009 are based on LIBOR plus a spread of 0.30% until the next interest rate set which is expected to occur in September of 2009. In addition, the SBA charges a fee that is set annually, depending on the Federal fiscal year the leverage commitment was delegated by the SBA, regardless of the date that the leverage was drawn by the SBIC. The 2009 and 2008 annual fee has been set at 0.906%. Interest is payable semi-annually and there are no principal payments required on these issues prior to maturity. Debentures under the SBA generally mature ten years after being borrowed. Based on the initial draw down date of April 2007, the initial maturity of SBA debentures will occur in April 2017.

Wells Facility

On August 25, 2008, the Company, through a special purpose wholly-owned subsidiary of the Company, Hercules Funding II, LLC, entered into a two-year revolving senior secured credit facility with an optional one-year extension with total commitments of $50 million, with Wells Fargo Foothill as a lender and as an arranger and administrative agent (the “Wells Facility”). The Wells Facility has the capacity to increase to $300 million if additional lenders are added to the syndicate. The Wells Facility expires on August 25, 2010, unless the option to extend the facility is exercised by the parties to the agreement.

Borrowings under the Wells Facility will generally bear interest at a rate per annum equal to LIBOR plus 3.25% or PRIME plus 2.0%, but not less than 5.0%. The Wells Facility requires the payment of a non-use fee of 0.5% annually, which reduces to 0.3% on the one year anniversary of the credit facility. The Wells Facility is collateralized by debt investments in our portfolio companies, and includes an advance rate equal to 50% of eligible loans placed in the collateral pool. The Wells Facility generally requires payment of interest on a monthly basis. All outstanding principal is due upon maturity, which includes the extension if exercised. We paid a one time $750,000 structuring fee in connection with the Wells Facility which is being amortized over a 2 year period. The outstanding debt under the Wells Facility at June 30, 2009 was approximately $417,000.

The Wells Facility requires various financial and operating covenants. These covenants require us to maintain certain financial ratios and a minimum tangible net worth of $360 million. The Wells Facility was amended, effective April 30, 2009, to decrease the minimum tangible net worth covenant from $360 million to $250 million, contingent upon our total commitments under all lines of credit not exceeding $250 million. To the extent our total commitments exceeding $250 million, the minimum tangible net worth covenant will increase on a pro rata basis commensurate with our net worth on a dollar for dollar basis. In addition, the tangible net worth covenant will increase by 90 cents on the dollar for every dollar of equity capital subsequently raised by the Company. As of June 30, 2009 combined commitments from the Wells Fargo syndicate and the SBA totaled $180.6 million. The Wells Facility provides for customary events of default, including, but not limited to, payment defaults, breach of representations or covenants, bankruptcy events and change of control. The Company was in compliance with all covenants at June 30, 2009.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

At June 30, 2009 and December 31, 2008, the Company had the following borrowing capacity and outstanding borrowings:

	June 30, 2009		December 31, 2008
(in thousands)	Facility Amount	Amount Outstanding	Facility Amount	Amount Outstanding
Credit Facility	$—	$—	$89,582	$89,582
Wells Facility	50,000	417	50,000	—
SBA Debentures	137,100	130,600	130,600	127,200

Total	$187,100	$131,017	$270,182	$216,782

5. Income taxes

The Company intends to continue to operate so as to qualify to be taxed as a RIC under the Code and, as such, the Company is not subject to federal income tax on the portion of its taxable income and gains distributed to stockholders.

To qualify as a RIC, the Company is required, among other requirements, to distribute at least 90% of its annual investment company taxable income, as defined by the Code. The amount to be paid out as a dividend is determined by the Board of Directors each quarter and is based upon the annual earnings estimated by the management of the Company. To the extent that the Company’s earnings fall below the amount of dividends declared, however, a portion of the total amount of the Company’s dividends for the fiscal year may be deemed a return of capital for tax purposes to the Company’s stockholders.

Taxable income includes the Company’s taxable interest, dividend and fee income, as well as taxable net capital gains. Taxable income generally differs from net income for financial reporting purposes due to temporary and permanent differences in the recognition of income and expenses, and generally excludes net unrealized appreciation or depreciation, as gains or losses are not included in taxable income until they are realized. Taxable income includes non-cash income, such as changes in accrued and reinvested interest and dividends, which includes contractual payment-in-kind interest, and the amortization of discounts and fees. Cash collections of income resulting from contractual PIK interest or the amortization of discounts and fees generally occur upon the repayment of the loans or debt securities that include such items. Non-cash taxable income is reduced by non-cash expenses, such as realized losses and depreciation and amortization expense.

For the quarter ended June 30, 2009, the Company declared a distribution of $0.30 per share. The determination of the tax attributes of the Company’s distributions is made annually as of the end of the Company’s fiscal year based upon its taxable income for the full year and distributions paid for the full year, therefore a determination made on a quarterly basis may not be representative of the actual tax attributes of its distributions for a full year. If the Company had determined the tax attributes of its distributions year-to-date as of June 30, 2009, approximately 100% would be from ordinary income and spilt over earnings from 2008, however there can be no certainty to shareholders that this determination is representative of what the tax attributes of its 2009 distributions to shareholders will actually be.

If the Company does not distribute at least 98% of its annual taxable income in the year earned, the Company will generally be required to pay an excise tax equal to 4% of the amount by which 98% of the Company’s annual taxable income exceeds the distributions from such taxable income during the year earned. To

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

the extent that the Company determines that its estimated current year annual taxable income will be in excess of estimated current year dividend distributions from such taxable income, the Company accrues excise taxes on estimated excess taxable income as taxable income is earned using an annual effective excise tax rate. The annual effective excise tax rate is determined by dividing the estimated annual excise tax by the estimated annual taxable income.

At December 31, 2008, the Company recorded a provision for excise tax of approximately $203,000 on excess taxable income of approximately $5.0 million available for distribution to shareholders in 2009. Excess taxable income for 2008 represents ordinary income and capital gains.

Taxable income for the six-month period ended June 30, 2009 was approximately $20.8 million or $0.60 per share. Taxable net realized losses for the same period was $4.5 million or approximately $0.12 loss per share. Taxable income for the six-month period ended June 30, 2008 was approximately $19.6 million or $0.60 per share. Taxable net realized gains for the same period was $8.9 million or approximately $0.27 per share.

In accordance with regulated investment company distribution rules, the Company is required to declare current year dividends to be paid from carried over excess taxable income from 2008 before the Company files its 2008 tax return in September, 2009, and the Company must pay such dividends by December 31, 2009.

6. Shareholders’ Equity

The Company is authorized to issue 60,000,000 shares of common stock with a par value of $0.001. Each share of common stock entitles the holder to one vote.

In conjunction with a June 2004 private placement, the Company issued warrants to purchase one share of common stock within five years (the “Five year Warrants”). The exercise price of these warrants was $10.57 and the warrants expired in June 2009.

A summary of activity in the Five Year Warrants initially attached to units issued for the six months ended June 30, 2009 and 2008 is as follows:

	2009	2008
Outstanding at January 1	283,614	371,937
Warrants issued	—	—
Warrants cancelled	(283,614)	—
Warrants exercised	—	(88,323)

Outstanding at June 30	—	283,614

Common stock subject to future issuance as of June 30, 2009 and 2008 is as follows:

	2009	2008
Stock options and Warrants	4,898,675	3,918,219
Warrants issued in June 2004	—	283,614

Common stock reserved	4,898,675	4,201,833

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

7. Equity Incentive Plan

The Company and its stockholders have authorized and adopted an equity incentive plan (the “2004 Plan”) for purposes of attracting and retaining the services of its executive officers and key employees. Under the 2004 Plan, the Company is authorized to issue 7,000,000 shares of common stock. Unless terminated earlier by the Company’s Board of Directors, the 2004 Plan will terminate on June 9, 2014, and no additional awards may be made under the 2004 Plan after that date.

The Company and its stockholders have authorized and adopted the 2006 Non-Employee Director Plan (the “2006 Plan”) for purposes of attracting and retaining the services of its Board of Directors. Under the 2006 Plan, the Company is authorized to issue 1,000,000 shares of common stock. Unless terminated earlier by the Company’s Board of Directors, the 2006 Plan will terminate on May 29, 2016 and no additional awards may be made under the 2006 Plan after that date. The Company filed an exemptive relief request with the Securities and Exchange Commission (“SEC”) to allow options to be issued under the 2006 Plan which was approved on October 10, 2007.

On June 21, 2007, the shareholders approved amendments to the 2004 Plan and the 2006 Plan allowing for the grant of restricted stock. The amended Plans limit the combined maximum amount of restricted stock that may be issued under both Plans to 10% of the outstanding shares of the Company’s stock on the effective date of the Plans plus 10% of the number of shares of stock issued or delivered by Hercules during the terms of the Plans. The proposed amendments further specify that no one person shall be granted awards of restricted stock relating to more than 25% of the shares available for issuance under the 2004 Plan. Further, the amount of voting securities that would result from the exercise of all of the Company’s outstanding warrants, options and rights, together with any restricted stock issued pursuant to the Plans, at the time of issuance shall not exceed 25% of its outstanding voting securities, except that if the amount of voting securities that would result from such exercise of all of the Company’s outstanding warrants, options and rights issued to Hercules directors, officers and employees, together with any restricted stock issued pursuant to the Plans, would exceed 15% of the Company’s outstanding voting securities, then the total amount of voting securities that would result from the exercise of all outstanding warrants, options and rights, together with any restricted stock issued pursuant to the Plans, at the time of issuance shall not exceed 20% of our outstanding voting securities.

In conjunction with stock options issued in 2004, the Company issued warrants to purchase one share of common stock within five years. The warrants expired in June 2009.

A summary of common stock options and warrant activity under the Company’s 2006 and 2004 Plans for the six months ended June 30, 2009 and 2008 is as follows:

	2009		2008
	Common Stock Options	Five-Year Warrants	Common Stock Options	Five-Year Warrants
Outstanding at January 1	3,931,527	10,692	2,920,513	10,692
Granted	1,188,500	—	1,114,836	—
Exercised	—	—	—	—
Cancelled	(221,352)	(10,692)	(127,822)	—

Outstanding at June 30	4,898,675	—	3,907,527	10,692

Weighted-average exercise price at June 30	$13.02	$—	$13.16	$10.57

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

Options generally vest 33% one year after the date of grant and ratably over the succeeding 24 months. All options may be exercised for a period ending seven years after the date of grant. At June 30, 2009, options for approximately 2.8 million shares were exercisable at a weighted average exercise price of approximately $10.64 per share with a weighted average exercise term of 4.5 years.

The Company determined that the fair value of options granted under the 2004 Plan during the six-month periods ended June 30, 2009 and 2008 was approximately $470,000 and $1.0 million, respectively. During the three-month periods ended June 30, 2009 and 2008, approximately $268,000 and $357,000 of share-based cost was expensed, respectively. During the six-month periods ended June 30, 2009 and 2008, approximately $519,000 and $684,000 of share-based cost was expensed, respectively. As of June 30, 2009, there was approximately $1.4 million of total unrecognized compensation costs related to stock options. These costs are expected to be recognized over a weighted average period of 1.85 years. The fair value of options granted is based upon a Black-Scholes option pricing model using the assumptions in the following table for each of the six-month periods ended June 30, 2009 and 2008:

	2009	2008
Expected Volatility	32% - 37%	23%
Expected Dividends	10%	8% - 10%
Expected term (in years)	4.5	4.5
Risk-free rate	1.77% - 2.19%	2.27% - 3.18%

During the three and six months ended June 30, 2009, the Company granted approximately 5,000 and 311,500 shares, respectively of restricted stock pursuant to the 2006 and 2004 Plan. Restricted stock granted under the 2004 Plan in Q1 2009 is subject to lapse as to 25% of the award one year after the date of grant and ratably over the succeeding 36 months subject to a four year forfeiture schedule. Restricted stock granted in the second quarter of 2009 is subject to the 2006 Plan and vests over three years, in equal installments on each of the first three anniversaries of the date of grant. During the three and six months ended June 30, 2009, the Company recognized compensation expense related to restricted stock of approximately $269,000 and $470,000, respectively. The Company recorded approximately $157,000 and $232,000 in the same respective periods ended June 30, 2008.

8. Change in Net Assets per Share

In 2008, the FASB issued FASB Staff Position (FSP) EITF 03-6-1, Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities, and it became effective for the Company beginning January 1, 2009. Under this FSP, unvested awards of share-based payments with non-forfeitable rights to receive dividends or dividend equivalents, such as our restricted stock issued under the 2004 Plan and 2006 Plan, are considered participating securities for purposes of calculating change in net assets per share. Under the two-class method required by EITF 03-6-1, a portion of net increase in net assets resulting from operations is allocated to these participating securities and therefore is excluded from the calculation of change in net assets per share allocated to common stock, as shown in the table below. This FSP requires retrospective application for periods prior to the effective date and as a result, all prior period earnings per share data presented herein have been adjusted to conform to these provisions. The adoption of this FSP did not result in a change to the previously reported basic change in net assets per share and diluted change in net assets per share for the three and six months ended June 30, 2008.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

Computation and reconciliation of change in net assets per common share are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
(in thousands, except per share data)	2009	2008	2009	2008
Numerator
Net increase (decrease) in net assets resulting from operations	$(13,059)	$8,358	$(8,577)	$19,395
Less: Dividends declared-common and restricted shares	10,599	11,165	21,190	20,927

Undistributed earnings	(23,658)	(2,807)	(29,767)	(1,532)

Undistributed earnings-common shares	(23,658)	(2,807)	(29,767)	(1,532)
Add: Dividend declared-common shares	10,449	11,090	20,963	20,851
Numerator for basic and diluted change in net assets per common share	(13,209)	8,283	(8,804)	19,319

Denominator
Basic weighted average common shares outstanding	34,632	32,832	33,702	32,731
Common shares issuable	—	—	—	—
Weighted average common shares outstanding assuming dilution	34,632	32,832	33,702	32,731
Change in net assets per common share
Basic	$(0.38)	$0.25	$(0.26)	$0.59
Diluted	$(0.38)	$0.25	$(0.26)	$0.59

Options to purchase approximately 1.2 million and 1.2 million common shares, for the three and six month periods ended June 30, 2009 respectively, issuable under the Company’s share-based compensation plans were excluded from the computation of diluted change in net assets per common share because the effect would have been antidilutive.

9. Related-Party Transactions

In connection with the sale of public equity investments, during the three and six- month periods ended June 30, 2009, the Company paid JMP Securities LLC approximately $22,000 and $37,000, respectively, in brokerage commissions for the three and six months ended June 30, 2009. The Company paid $3,300 for the three and six months ended June 30, 2008.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

10. Financial Highlights

Following is a schedule of financial highlights for the six months ended June 30, 2009 and 2008:

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

FINANCIAL HIGHLIGHTS

(Unaudited)

(Dollar in thousands, except per share amounts)

	Six Months Ended June 30,
	2009		2008
Per share data:
Net asset value at beginning of period	$11.56		$12.31
Net investment income	0.69		0.58
Net realized gain (loss) on investments	(0.15)		0.15
Net unrealized apreciation (depreciation) on investments	(0.79)		(0.14)

Total from investment operations	(0.25)		0.59
Net increase/(decrease) in net assets from capital share transactions	(0.44)		(0.07)
Distributions	(0.63)		(0.64)
Stock-based compensation expense included in investment income (1)	0.03		0.02

Net asset value at end of period	$10.27		$12.21

Ratios and supplemental data:
Per share market value at end of period	$8.40		$8.93
Total return	11.77	%(2)	-18.76	%(2)
Shares outstanding at end of period	35,452		32,837
Weighted average number of common shares outstanding	33,702		32,731
Net assets at end of period	$364,233		$401,082
Ratio of operating expense to average net assets (annualized)	7.89%		7.73%
Ratio of net investment income before investment gains and losses to average net assets (annualized)	12.17%		9.37%
Average debt outstanding	$165,749		$160,110
Weighted average debt per common share	$4.92		$4.89
Portfolio turnover	0.64%		0.49%

(1)	Stock option expense is a non-cash expense that has no effect on net asset value. Pursuant to Financial Accounting Standards No. 123R, net investment loss includes the expense associated with the granting of stock options which is offset by a corresponding increase in paid-in capital.
(2)	The total return equals the change in the ending market value over the beginning of period price per share plus dividends paid per share during the period, divided by the beginning price.

11. Commitments and Contingencies

In the normal course of business, the Company is party to financial instruments with off-balance sheet risk. These instruments consist primarily of unused commitments to extend credit, in the form of loans to the Company’s portfolio companies. The balance of unused commitments to extend credit at June 30, 2009 totaled approximately $25.0 million. Since a portion of these commitments may expire without being drawn, unfunded commitments do not necessarily represent future cash requirements. In addition, the Company had no

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

non-binding term sheets outstanding. Non-binding outstanding term sheets are subject to completion of the Company’s due diligence and final approval process, as well as the negotiation of definitive documentation with the prospective portfolio companies. Not all non-binding term sheets are expected to close and do not necessarily represent future cash requirements.

Certain premises are leased under agreements which expire at various dates through December 2013. Total rent expense amounted to approximately $253,000 and $504,000 during the three and six-month periods ended June 30, 2009, respectively. There was approximately $252,000 and $470,000 of rent expenses recorded in the same periods ended June 30, 2008.

The following table shows our contractual obligations as of June 30, 2009:

(in thousands) Contractual Obligations(1)(2)	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Borrowings(3)	$131,017	$—	417	$—	$130,600
Operating Lease Obligations(4)	4,014	1,013	1,940	1,061	—

Total	$135,031	$1,013	$2,357	$1,061	$130,600

(1)	Excludes commitments to extend credit to our portfolio companies.
(2)	The Company also has a warrant participation obligation with Citigroup. See Note 4.
(3)	Includes borrowings under the Wells Facility and the SBA debentures.
(4)	Long-term facility leases.

The Company and its executives and directors are covered by Directors and Officers Insurance, with the directors and officers being indemnified by the Company to the maximum extent permitted by Maryland law subject to the restrictions in the 1940 Act.

12. Recent Accounting Pronouncements

In April 2009, the FASB issued the following three FSPs:

•

FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, provides additional guidance to companies for determining fair values of financial instruments for which there is no active market or quoted prices may represent distressed transactions. The guidance includes a reaffirmation of the need to use judgment in certain circumstances.

•

FSP FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments, requires companies to provide additional fair value information for certain financial instruments in interim financial statements, similar to what is currently required to be disclosed on an annual basis.

•

FSP FAS 115-2, FAS 124-2, and EITF 99-20-2, Recognition and Presentation of Other-Than-Temporary Impairments, amends the existing guidance regarding impairments for investments in debt securities. Specifically, it changes how companies determine if an impairment is considered to be other-than-temporary and the related accounting. This standard also requires increased disclosures.

These FSPs apply to both interim and annual periods and were effective for the Company beginning April 1, 2009. The adoption of these standards did not have an impact on Company’s consolidated financial position and results of operations.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

In May 2009, the FASB issued SFAS No. 165, Subsequent Events. SFAS 165 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued, and specifically requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. SFAS 165 is effective for the Company beginning with the quarter ending June 30, 2009 and will be applied prospectively. The interim financial data as of June 30, 2009 and for the three and six months ended June 30, 2009 and 2008 is unaudited. However, in the opinion of management, the interim data includes all adjustments, consisting of normal recurring accruals, necessary for a fair statement of the Company’s results for the interim periods. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. All significant intercompany amounts have been eliminated. For the period ended June 30, 2009, management has evaluated all subsequent events through the filing date of August 7, 2009.

In June 2009, the FASB also issued SFAS No. 168, The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles (a replacement of FASB Statement No. 162). This standard establishes the FASB Accounting Standards Codification™ (Codification) as the single source of authoritative US GAAP. The Codification does not create any new GAAP standards but incorporates existing accounting and reporting standards into a new topical structure. The Codification will be effective for us July 1, 2009, and beginning with the third quarter interim report, a new referencing system will be used to identify authoritative accounting standards, replacing the existing references to SFAS, EITF, FSP, etc. Existing standards will be designated by their Accounting Standards Codification (ASC) topical reference and new standards will be designated as Accounting Standards Updates, with a year and assigned sequence number.

13. Subsequent Events

In July 2009, the assets of Active Response Group, Inc. were purchased by Caivis, Inc. for approximately $1.25 million of cash and common stock. As a result of the transaction, Hercules will incur a realized loss during the third quarter of 2009 of approximately $8.6 million on the debt, equity and warrant investments in the company. Such amount was recognized as an unrealized loss during the second quarter of 2009.

In July 2009, Hercules received a commitment letter from Union Bank for a $20.0M, one year revolving credit facility. Cost of debt under the facility is L+2.25% with a floor of 4.0%, an advance rate of 50% against eligible loans, secured by loans in the borrowing base and subject to certain covenants. Finalization of the facility is subject to completion of certain due diligence, primarily legal, and completion of the loan documents. There can be no assurances that Hercules will be able to complete this transaction or the timing of the availability of any funds.

In July 2009, select assets of SiCortex, Inc. were purchased by an undisclosed buyer for an undisclosed amount of cash and common stock, and the remaining assets are currently being evaluated by other potential acquirers. As a result of the transaction, Hercules anticipates it may incur a realized loss of approximately $5.0 million on the SiCortex, Inc. debt and warrant investments in the third quarter of 2009.

PART C—OTHER INFORMATION

Item 25. Financial Statements and Exhibits

1. Financial Statements

The following financial statements of Hercules Technology Growth Capital, Inc. (the “Company” or the “Registrant”) are included in this registration statement in “Part A—Information Required in a Prospectus”:

2. Exhibits

Exhibit Number	Description
a.1	Articles of Amendment and Restatement.(2)

a.2	Articles of Amendment.(12)

b	Amended and Restated Bylaws.(2)

d	Specimen certificate of the Company’s common stock, par value $.001 per share.(3)

e	Form of Dividend Reinvestment Plan.(4)

f.1	Credit Agreement dated as of April 12, 2005 between Hercules Technology Growth Capital, Inc. and Alcmene Funding, L.L.C.(2)

f.2	Pledge and Security Agreement dated as of April 12, 2005 between Hercules Technology Growth Capital, Inc. and Alcmene Funding, L.L.C.(2)

f.3	First Amendment to Credit and Pledge Security Agreement dated August 1, 2005 between Hercules Technology Growth Capital, Inc. and Alcmene Funding L.L.C.(5)

f.4	Loan Sale Agreement between Hercules Funding LLC and Hercules Technology Growth Capital, Inc. dated as of August 1, 2005.(5)

Exhibit Number	Description
f.5	Sale and Servicing Agreement among Hercules Funding Trust I, Hercules Funding LLC, Hercules Technology Growth Capital, Inc., U.S. Bank National Association and Lyon Financial Services, Inc. dated as of August 1, 2005.(5)

f.6	Indenture between Hercules Funding Trust I and U.S. Bank National Association dated as of August 1, 2005.(5)

f.7	Note Purchase Agreement among Hercules Funding Trust I, Hercules Funding I LLC, Hercules Technology Growth Capital, Inc. and Citigroup Global Markets Realty Corp. dated as of August 1, 2005.(5)

f.8	Second Amendment to Credit and Pledge and Security Agreement by and among Hercules Technology Growth Capital, Inc. and Alcmene Funding, L.L.C., as lender and administrative agent for the lenders, dated March 6, 2006.(6)

f.9	First Omnibus Amendment by and among Hercules Funding Trust I, Hercules Funding I, LLC, Hercules Technology Growth Capital, Inc., U.S. Bank National Association, Lyon Financial Services, Inc. and Citigroup Global Markets Realty Corp. dated March 6 2006.(6)

f.10	Intercreditor Agreement among Hercules Technology Growth Capital, Inc., Alcmene Funding, L.L.C. and Citigroup Global Markets Realty Corp. dated as of March 6, 2006.(6)

f.11	Warrant Participation Agreement between the Company and Citigroup Global Markets Realty Corp. dated as of August 1, 2005.(7)

f.12	Second Amendment to Warrant Participation Agreement dated as of October 16, 2006.(7)

f.13	Third Amendment to Sale and Servicing Agreement among Hercules Funding Trust I, Hercules Funding LLC, Hercules Technology Growth Capital, Inc., U.S. Bank National Association and Lyon Financial Services, Inc., dated as of July 28, 2006.(8)

f.14	Second Omnibus Amendment by and among Hercules Funding Trust I, Hercules Funding I, LLC, Hercules Technology Growth Capital, Inc., U.S. Bank National Association, Lyon Financial Services, Inc. and Citigroup Global Markets Realty Corp. dated December 6, 2006.(9)

f.15	Fifth Amendment to Sale and Servicing Agreement by and among Hercules Funding Trust I, Hercules Funding I, LLC, Hercules Technology Growth Capital, Inc., U.S. Bank National Association, Lyon Financial Services, Inc. and Citigroup Global Markets Realty Corp. dated March 30, 2007.(13)

f.16	Amended and Restated Sale and Servicing Agreement by and among Hercules Funding Trust I, Hercules Funding I LLC, the Company, U.S. Bank National Association, Lyon Financial Services, Inc., Citigroup Global Markets Inc., and Deutsche Bank AG dated as of May 2, 2007.(14)

f.17	Fourth Amendment to the Warrant Participation Agreement dated as of May 2, 2007. (15)

f.18	Amended and Restated Note Purchase Agreement by and among the Company, Hercules Funding Trust I, Hercules Funding I LLC, and Citigroup Global Markets, Inc. dated as of May 2, 2007.(15)

f.19	First Amendment to Amended and Restated Note Purchase Agreement by and among the Company, Hercules Funding Trust I, Hercules Funding I LLC, and Citigroup Global Markets, Inc. dated as of May 7, 2008.(17)

Exhibit Number	Description
f.20	Second Amendment to Amended and Restated Sale and Servicing Agreement by and among Hercules Funding Trust I, Hercules Funding I LLC, the Company, U.S. Bank National Association, Lyon Financial Services, Inc., Citigroup Global Markets Inc., and Deutsche Bank AG dated as of May 7, 2008.(17)

f.21	Form of SBA Debenture.(18)

f.22	Loan and Security Agreement by and among Hercules Funding II, LLC and Wells Fargo Foothill, LLC, dated as of August 25, 2008.(19)

f.23	Sales and Security Agreement among Hercules Funding II, LLC, Hercules Technology Growth Capital, Inc., Lyon Financial Services, Inc. and Wells Fargo Foothill, LLC, dated as of August 25, 2008.(19)

f.24	First Amendment to Loan and Security Agreement by and among Hercules Funding II, LLC and Wells Fargo Foothill, LLC, dated as of April 30, 2009.(20)

h.1**	Form of Underwriting Agreement.

i.1	Hercules Technology Growth Capital, Inc. 2004 Equity Incentive Plan (2007 Amendment and Restatement).(11)

i.2	Hercules Technology Growth Capital, Inc. 2006 Non-Employee Director Plan (2007 Amendment and Restatement).(16)

i.3	Form of Incentive Stock Option Award under the 2004 Equity Incentive Plan.(2)

i.4	Form of Nonstatutory Stock Option Award under the 2004 Equity Incentive Plan.(2)

i.5	Form of Restricted Stock Award under the 2004 Equity Incentive Plan.(18)

j	Form of Custody Agreement between the Company and Union Bank of California.(2)

k.1	Form of Registrar Transfer Agency and Service Agreement between the Company and American Stock Transfer & Trust Company.(2)

k.2	Warrant Agreement dated June 22, 2004 between the Company and American Stock Transfer & Trust Company, as warrant agent.(1)

k.3	Side Letter dated February 2, 2004 between the Company and Jolson Merchant Partners Group LLC (now known as JMP Group LLC).(1)

k.4	Registration Rights Agreement dated June 22, 2004 between the Company and JMP Securities LLC.(1)

k.5	Letter Agreement dated February 22, 2005 between the Company and JMP Asset Management LLC.(2)

k.6	Letter Agreement dated February 22, 2005 between the Company and Farallon Capital Management, L.L.C.(2)

k.7	Subscription Agreement among Hercules Technology Growth Capital, Inc. and the subscribers named therein dated March 2, 2006.(6)

k.8	Registration Rights Agreement among Hercules Technology Growth Capital, Inc. and the purchasers named therein dated March 2, 2006.(6)

k.9	Lease Agreement dated June 13, 2006 between the Company and 400 Hamilton Associates.(10)

Exhibit Number	Description
l**	Opinion of Sutherland Asbill & Brennan LLP.

n.1*	Consent of Ernst & Young LLP.

n.2**	Consent of Sutherland Asbill & Brennan LLP (included in Exhibit l).

n.3*	Report of Independent Registered Public Accounting Firm.

n.4*	Consent of VentureSource.

p	Subscription Agreement dated February 2, 2004 between the Company and the subscribers named therein.(2)

r	Code of Ethics.(2)

*	Filed herewith.
**	Previously filed.
(1)	Previously filed as part of the Registration Statement on Form N-2 of the Company, as filed on February 22, 2005.
(2)	Previously filed as part of Pre-Effective Amendment No. 1, as filed on May 17, 2005 (File No. 333-122950) to the Registration Statement on Form N-2 of the Company.
(3)	Previously filed as part of Pre-Effective Amendment No. 2, as filed on June 8, 2005 (File No. 333-122950) to the Registration Statement on Form N-2 of the Company.
(4)	Previously filed as part of Post-Effective Amendment No. 1, as filed on June 10, 2005 (File No. 333-122950) to the Registration Statement on Form N-2 of the Company.
(5)	Previously filed as part of the Current Report on Form 8-K of the Company, as filed on August 5, 2005.
(6)	Previously filed as part of Post-Effective Amendment No. 3, as filed on March 9, 2006 (File No. 333-126604) to the Registration Statement on Form N-2 of the Company.
(7)	Previously filed as part of the Pre-Effective Amendment No. 1, as filed on October 17, 2006 (File No. 333-136918) to the Registration Statement on Form N-2 of the Company.
(8)	Previously filed as part of the Current Report on Form 8-K of the Company, as filed on July 28, 2006.
(9)	Previously filed as part of the Current Report on Form 8-K of the Company, as filed on December 6, 2006.
(10)	Previously filed as part of the Current Report on Form 8-K of the Company, as filed on August 1, 2006.
(11)	Previously filed as part of the Securities to be Offered to Employees in Employee Benefit Plans on Form S-8, as filed June 22, 2007.
(12)	Previously filed as part of the Current Report on Form 8-K of the Company, as filed March 9, 2007.
(13)	Previously filed as part of the Current Report on Form 8-K of the Company, as filed April 3, 2007.
(14)	Previously filed as part of the Current Report on Form 8-K of the Company, as filed May 5, 2007.
(15)	Previously filed as part of the Pre-Effective Amendment No. 1, as filed May 15, 2007 (File No. 333-141828), to the Registration Statement on Form N-2 of the Company.
(16)	Previously filed as part of the Securities to be Offered to Employees in Employee Benefit Plans on Form S-8, as filed October, 10, 2007.
(17)	Previously filed as part of the Pre-Effective Amendment No.2, as filed June 5, 2008 (File No. 333-150403), to the Registration Statement on Form N-2 of the Company.
(18)	Previously filed as part of the Annual Report on Form 10-K of the Company, as filed on March 16, 2009.
(19)	Previously filed as part of the Current Report on Form 8-K of the Company, as filed on August 27, 2008.
(20)	Previously filed as part of the Quarterly Report on Form 10-Q of the Company, as filed on May 11, 2009.

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” of the prospectus is incorporated herein by reference, and any information concerning any underwriters will be contained in any prospectus supplement, if any, accompanying this prospectus.

Item 27. Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses payable by us in connection with the offering (excluding placement fees):

Amount
SEC registration fee	$4,233
FINRA filing fee	11,271
Nasdaq listing fee	65,000
Accounting fees and expenses	150,000
Legal fees and expenses	250,000
Printing expenses	100,000
Miscellaneous	19,496

Total	$600,000

The amounts set forth above, except for the SEC and FINRA fees, are in each case estimated.

Item 28. Persons Controlled by or Under Common Control

Hercules Technology SBIC Management, LLC is a wholly-owned subsidiary of the Company. Hercules Technology SBIC Management, LLC is the general partner of Hercules Technology II, L.P. and the Company owns substantially all of the limited partnership interests in Hercules Technology II, L.P. Hercules Funding I LLC, a Delaware limited liability company, is a wholly-owned subsidiary of the Company. Hercules Funding I LLC holds all the ownership interests of Hercules Funding Trust I, a Delaware statutory trust. Hercules Funding II LLC, a Delaware limited liability company, is a wholly-owned subsidiary of the Company. Hercules Funding II LLC holds all the ownership interests of Hercules Funding Trust II, a Delaware statutory trust. Hydra Management LLC is a wholly owned subsidiary formed in Delaware, and Hydra Management Co., Inc., a Delaware corporation is a wholly owned subsidiary. Hercules Technology Management Co. II, Inc. is a wholly owned subsidiary formed in Delaware. Accordingly, the Company may be deemed to control, directly or indirectly, the following entities:

Name	Jurisdiction of Organization
Hercules Technology SBIC Management, LLC	Delaware
Hercules Technology II, L.P.	Delaware
Hercules Funding I LLC	Delaware
Hercules Funding II LLC	Delaware
Hercules Funding Trust I	Delaware
Hydra Management LLC	Delaware
Hydra Management Co., Inc.	Delaware
Hercules Technology Management Co., Inc.	Delaware
Hydra Ventures , LLC	Delaware
Hercules Technology I, LLC	Delaware
Hercules Management Co. II	Delaware
Hercules Management Co. III	Delaware
Hercules Management Co. IV	Delaware
Hercules Management Co. V	Delaware
Hercules Technology III, L.P	Delaware

Item 29. Number of Holder of Securities

The following table sets forth the approximate number of shareholders of the Company’s common stock as of September 23, 2009:

Title of Class	Number of Record Holders
Common stock, par value $.001 per share	9,000

Item 30. Indemnification

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Registrant’s charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.

The Registrant’s charter authorizes the Registrant, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to obligate itself to indemnify any present or former director or officer or any individual who, while a director or officer of the Registrant and at its request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and, under certain circumstances and provided certain conditions have been met, to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The Registrant’s bylaws obligate the Registrant, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while a director or officer of the Registrant and at its request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in any such capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and, under certain circumstances and provided certain conditions have been met, to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit the Registrant to indemnify and, under certain circumstances and provided certain conditions have been met, advance expenses to any person who served a predecessor of the Registrant in any of the capacities described above and any of the Registrant’s employees or agents or any employees or agents of its predecessor. In accordance with the 1940 Act, the Registrant will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. Additionally, the Registrant will not indemnify any person with respect to any matter as to which such person shall have been finally adjudicated in any proceeding not to have acted in good faith in the reasonable belief that their action was in the best interests of the Registrant.

Maryland law requires a corporation (unless its charter provides otherwise, which the Registrant’s charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described above, or otherwise, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person in the successful defense of an action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Company carries liability insurance for the benefit of its directors and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office) on a claims-made basis of up to $3,000,000, subject to a $250,000 retention and the other terms thereof.

The Company has agreed to indemnify the underwriters against specified liabilities for actions taken in their capacities as such, including liabilities under the Securities Act of 1933, as amended.

Item 31. Business and Other Connections of Investment Advisor

Not applicable.

Item 32. Location of Accounts and Records

The Company maintains at its principal office physical possession of each account, book or other document required to be maintained by Section 31(a) of the 1940 Act and the rules thereunder.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

We hereby undertake:

(1) to suspend the offering of shares until the prospectus is amended if (i) subsequent to the effective date of this registration statement, the net asset value declines more than ten percent from the net asset value as of the effective date of this registration statement, or (ii) the net asset value increases to an amount greater than the net proceeds as stated in the prospectus;

(2) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(3) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(4) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(5) that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the Registrant is subject to Rule 430C [17 CFR 230.430C]: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act of 1933 [17 CFR 230.497(b), (c), (d) or (e)] as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act of 1933 [17 CFR 230.430A], shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(6) that for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities: The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act of 1933 [17 CFR 230.497];

(ii) the portion of any advertisement pursuant to Rule 482 under the Securities Act of 1933 [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iii) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(7) to file a post-effective amendment to the registration statement, and to suspend any offers or sales pursuant the registration statement until such post-effective amendment has been declared effective under the 1933 Act, in the event its shares of common stock are trading below its net asset value per share and either (i) the Registrant receives, or has been advised by its independent registered accounting firm that it will receive, an audit report reflecting substantial doubt regarding the Registrant’s ability to continue as a going concern or (ii) the Registrant has concluded that a fundamental change has occurred in its financial position or results of operations.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palo Alto, and State of California, on the 13th day of October, 2009.

HERCULES TECHNOLOGY GROWTH CAPITAL, INC.

/S/ MANUEL A. HENRIQUEZ
Manuel A. Henriquez Chairman of the Board, President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ MANUEL A. HENRIQUEZ Manuel A. Henriquez	Chairman of the Board, President and Chief Executive Officer (principal executive officer)	October 13, 2009

/S/ DAVID M. LUND David M. Lund	Chief Financial Officer (principal financial and accounting officer)	October 13, 2009

* Allyn C. Woodward, Jr.	Director	October 13, 2009

* Joseph W. Chow	Director	October 13, 2009

* Robert P. Badavas	Director	October 13, 2009

*	Signed by Manuel A. Henriquez as attorney-in-fact.